UHS

CULTURE
LEADERSHIP
INNOVATION

2025
ANNUAL REPORT

UNIVERSAL HEALTH SERVICES, INC.



OUR MISSION

TO PROVIDE SUPERIOR QUALITY HEALTHCARE SERVICES THAT:

PATIENTS recommend to family and friends,

PHYSICIANS prefer for their patients,

PURCHASERS select for their clients,

EMPLOYEES are proud of, and

INVESTORS seek for long-term returns.

Our Mission statement has been repeatedly praised
by industry experts for being honest and authentic,
and for identifying value offered to all key stakeholders
from patients and employees to our investors.



OUR
IMPACT
2025 BY THE NUMBERS

5.8 million
PATIENT ENCOUNTERS

$17.4 billion
REVENUES

101,500
EMPLOYEES, GLOBALLY

25,800+
NURSES

$1 billion
INVESTMENT IN EQUIPMENT,
FACILITY EXPANSIONS
AND RENOVATIONS

31,415
AVERAGE NUMBER
OF LICENSED BEDS

ACUTE CARE

347,700+ inpatient
admissions

1.7 million
patient days

1.7 million ER visits

200,000+ value-based
care lives managed
(by ACOs)

BEHAVIORAL HEALTH

473,000+ inpatient
admissions

6.5 million
patient days

119 outpatient locations

170 inpatient beds added
in new and existing
facilities (U.S.)

INDEX

BOARD OF DIRECTORS



Left to Right (Standing): Nina Chen[2,6]; Marc D. Miller[3,4]; Alan B. Miller[3*,4*]; Eileen C. McDonnell[1*,2*,3,5,7]; Elliot J. Sussman, MD[1,2,5*,6*] (Seated): Maria Singer[1,4,5,6]; Warren J. Nimetz[3,4]

Committees of the Board: [1]Audit Committee, [2]Compensation Committee, [3]Executive Committee, [4]Finance Committee, [5]Nominating and Governance Committee, [6]Quality and Compliance Committee, [7]Lead Director, *Committee Chairperson

Learn more: uhs.com/about-uhs/leadership

CORPORATE OFFICERS

Alan B. Miller
Founder and Executive Chairman
of the Board

Marc D. Miller
President and Chief Executive Officer

Steve G. Filton
Executive Vice President
and Chief Financial Officer

Matthew J. Peterson
Executive Vice President
and President
Behavioral Health Division

Edward Sim
Executive Vice President
and President
Acute Care Division

Charles F. Boyle
Senior Vice President
and Controller

Jim Clark
Senior Vice President, Finance
Acute Care Division

Thomas Day
Senior Vice President, Finance
Behavioral Health Division

Matthew D. Klein
Senior Vice President
and General Counsel

Michael S. Nelson
Senior Vice President
Strategic Services

Cheryl K. Ramagano
Senior Vice President
and Treasurer

Maria Zangardi
Senior Vice President
Human Resources

UHS of Delaware, Inc. is the administrative services company for, and a wholly owned subsidiary of, Universal Health Services, Inc.
All of our "Corporate Officers" listed above are employees of UHS of Delaware, Inc.



LETTER TO OUR SHAREHOLDERS

Dear Valued Shareholders and Colleagues,

I am pleased to reflect on another year of significant achievements and growth for Universal Health Services.

Our continued success is grounded in three core pillars: exceptional leadership, a values-driven culture and relentless innovation. These pillars elevate UHS and enable us to provide the highest quality care for the patients and communities we proudly serve.

UHS is one of the nation's largest and most respected healthcare providers, with our subsidiary network including 375 inpatient acute care hospitals and behavioral health facilities and 168 outpatient and ambulatory care centers across the United States, Puerto Rico and the United Kingdom. In 2025, we served patients through 5.8 million encounters.

UHS generated net revenues of $17.4 billion in 2025, up 9.7% from the prior year. On a same-facility basis as compared to 2024, 2025 net revenue grew 8.5% and 7.7% in the Acute Care and Behavioral Health operating segments, respectively. During the same period, patient volumes increased in each division.

Our growth strategy is focused and clear:

• Investing strategically in our people, cutting-edge technology and advanced equipment;

• Accelerating outpatient services across both operating segments;

• Expanding through new inpatient capacity and de novo facilities; and

• Deploying capital in a disciplined manner for compelling acquisition opportunities in high-growth markets for greater reach and long-term returns.

This approach empowers our facilities to excel both operationally and clinically, ultimately delivering sustained shareholder value.

In the past two years, we've opened two new Acute Care hospitals, with three significant expansions of existing hospitals opening during the first half of 2026. And notably, the new state-of-the-art, 156-bed Alan B. Miller Medical Center in Palm Beach Gardens, FL, will open during the second quarter of 2026.

In Behavioral Health, we're creating significant value across the care continuum – expanding access with de novo facilities like Southridge and Hanover Hill behavioral hospitals, in Byron City, MI, and Bethlehem, PA, respectively, developed in joint-venture partnership with leading not-for-profit health systems.

We've also significantly expanded Behavioral Health outpatient services, through 119 locations currently – including 10 new Thousand Branches Wellness centers in 2025 – with plans to add at least 10 more in 2026.

Our focus remains on accelerating growth, diversifying our payor mix and broadening service offerings to sustain our leadership position as a provider of choice.

Amid a dynamic healthcare environment, UHS is driving innovation at scale by leveraging AI and advanced technologies to enhance quality, the patient experience and operational efficiency. Key initiatives include our collaboration with General Catalyst, leadership in Hippocratic AI for safety-centered AI development, expanded implementations of electronic health records in Behavioral Health and the 2025 rollout of Agentic AI to improve post-discharge support and reduce readmissions.

While AI builds a formidable moat around operational efficiency, its true disruption lies not in replacing the human touch, but in unlocking substantial opportunities for operational efficiency and margin improvement.

I am deeply grateful to our dedicated teams and partners who make these successes possible. We take great pride in the reputation we have built, reflected in the many accolades we achieve annually. Additionally, our facilities are regularly recognized by national, state and local organizations for providing exceptional care, driving innovative practices and dedicating themselves to their communities.

We look forward to building on this momentum in 2026 and beyond, delivering sustainable growth and advancing health and wellness in the communities we proudly serve.

To continued success,

Marc D. Miller

Marc D. Miller
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS Year Ended December 31

	2025	2024	Percentage Change	2023
Net revenues (in thousands)	$17,364,829	$15,827,935	10%	$14,281,976
Adjusted net income attributable to UHS (1) (in thousands)	$1,401,082	$1,128,135	24%	$739,365
Adjusted diluted earnings per share attributable to UHS (1)	$21.74	$16.61	31%	$10.54
Patient days	8,133,770	8,048,230	1%	7,913,001
Admissions	820,807	807,999	2%	794,525
Average number of licensed beds	31,415	31,037	1%	30,915

Select cash flow and capital deployment highlights (in thousands)		As % of cash provided by operating activities		As % of cash provided by operating activities		
Net cash provided by operating activities	$1,864,397	100%	$2,067,101	100%	-10%	$1,267,797
Property and equipment additions	$1,015,152	54%	$943,810	46%	8%	$743,055
Acquisition of business and property	$47,804	3%	$18,998	1%	152%	$3,728
Repurchase of common shares as part of publicly announced programs	$899,275	48%	$598,522	29%	50%	$524,485
Dividends paid	$51,267	3%	$53,346	3%	-4%	$55,480

	2025		2024		2023		2022	
(1) Calculation of Adjusted Net Income Attributable to UHS (in thousands except per share amounts)	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income attributable to UHS	$1,488,796	$23.10	$1,142,097	$16.82	$717,795	$10.23	$675,609	$9.14
Other combined adjustments	(87,714)	(1.36)	(13,962)	(0.21)	21,570	0.31	54,635	0.74
Adjusted net income attributable to UHS	$1,401,082	$21.74	$1,128,135	$16.61	$739,365	$10.54	$730,244	$9.88

(1) The "Other combined adjustments" neutralize the effect of items in each year that are nonrecurring or non-operational in nature including items such as: unrealized gains/losses resulting from changes in the market value of shares of certain equity securities and non-marketable securities, the impact of ASU 2016-09, net of the impact of executive compensation limitations pursuant to IRC section 162(m), reserves for various matters including settlements, legal judgments and lawsuits, costs related to extinguishment of debt, gains/losses on sales of assets and businesses, impairment of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods. Since "adjusted net income attributable to UHS" is not computed in accordance with generally accepted accounting principles ("GAAP"), investors are encouraged to use GAAP measures when evaluating our financial performance. To obtain a complete understanding of our financial performance, the information provided above should be examined in connection with our consolidated financial statements and notes thereto, as contained in this report.



Net revenues (in millions)



Adjusted net income per diluted share attributable to UHS (1)



Hospital patient days (in thousands)

REACHING and SERVING Millions of Individuals

540+ Locations Across 40 U.S. States, Washington, D.C., Puerto Rico and the United Kingdom



- 🟢 Acute Care Hospitals
- 🟡 Ambulatory Surgery Centers
- 🔵 Behavioral Health Facilities
- 🟣 Freestanding Emergency Departments
- ★ Universal Health Services, Inc. Corporate Headquarters

To explore our facilities using an interactive map, visit **uhs.com/locations**

UHS **ACUTE CARE** DIVISION

Our Acute Care Division closed 2025 on decidedly solid footing, thanks to a year marked by meaningful achievements, measurable outcomes and sustained momentum.

Across 29 facilities, more than 30 Freestanding Emergency Departments and hundreds of additional healthcare access points, our Acute Care Division continued to deliver high-quality care to millions of patients nationwide.

Guided by an unwavering focus on **Quality & Service, Operational Efficiency** and **Physician Alignment,** we worked tirelessly towards advancing clinical excellence, elevating patient satisfaction and driving sustainable growth throughout the Division.

We are especially proud to be recognized as providers of choice in communities across the country – a distinction rooted in trusted relationships and compassionate care.

LEADERSHIP in Action: Expanding Access and Building for Tomorrow



"An unwavering commitment to our core priorities of Quality and Service is the foundation of our success – and the force behind our growth. It is this commitment that attracts top physicians, allied medical professionals and caregivers. Our role is to equip them with the support they need to deliver exceptional care every day, and to do so with transparency and integrity."

EDWARD SIM
PRESIDENT, ACUTE CARE DIVISION



Strengthening Our Network: Openings and Expansions

We continue to expand our impact through both new hospital openings and significant facility expansions.

Cedar Hill Regional Medical Center (CHRMC) opened its doors in April 2025. For the first time in 25 years, Washington, D.C., has a new, full-service hospital. Currently with 142 beds, CHRMC is designed to ultimately expand to 184 beds. This new hospital reflects a dedication to ensuring that all District residents – particularly those in Wards 7 and 8 – have access to high-quality care within their own community. As part of a growing, integrated network of care that includes **The George Washington University Hospital (GW Hospital)** and **Cedar Hill Urgent Care**, CHRMC is building a legacy of care and connection.

In Nevada, **Henderson Hospital's** 35-bed addition is scheduled for completion in Spring 2026.

Raising the Standard: New Patient Towers in 2026

Expanded capacity and enhanced patient experience await communities in California and Florida.



Southwest Healthcare Inland Valley Hospital
New Seven-Story Patient Tower

This ambitious initiative will add 82 new patient beds to meet Riverside County's growing needs. It will also feature advanced clinical technologies and sustainable infrastructure upgrades.



Lakewood Ranch Medical Center
New Five-Story Patient Tower

Marking a major advancement in expanding care for a growing region, this new tower will deliver increased capacity, advanced treatment options and greater comfort for patients and their families.



ER at North Valleys, an Extension of Northern Nevada Medical Center

Freestanding Emergency Departments: ER Care That Stands Alone

Timely access to emergency care remains a key component of our healthcare delivery strategy. As of January 2026, our network now includes 35 fully operational Freestanding Emergency Departments (FEDs).

In 2025, our FEDs collectively managed more than 542,000 emergency visits, coordinated nearly 33,000 patient transfers and earned an average cumulative Google rating of 4.7 out of 5 stars.

NOW OPEN! New FED openings since January 2025:

Doctors Hospital Emergency Room Wright Ranch, a Service of Doctors Hospital of Laredo

ER at Desert Springs, an Extension of Valley Hospital

ER at North Valleys, an Extension of Northern Nevada Medical Center

ER at South Summerlin, an Extension of Summerlin Hospital

Northwest Emergency at Eastern, a Service of Northwest Texas Healthcare System

Northwest Emergency at Tascosa, a Service of Northwest Texas Healthcare System

Looking ahead, we anticipate opening additional FEDs, with three currently under construction.

Aligning Providers, Patients, Members and Physician Networks

Prominence Health encompasses Prominence Health Plan, Prominence Accountable Care and Value-Based Enablement. Operating across our affiliated health systems and independent providers, it is focused on driving physician alignment by advancing value-based care initiatives.

Serving 200,000+ value-based lives across four Accountable Care Organizations (ACOs) in three U.S. states, Prominence Health and its clinicians consistently deliver significant cost savings to Medicare.

In 2024, its ACOs collectively achieved over $100 million in Medicare savings and generated more than $75 million in shared earnings for 3,000 participating physicians, contributing to a total Medicare savings of over $600 million since the establishment of the first UHS ACO in 2014.







BEST
INSURANCE COMPANIES
U.S.News
MEDICARE ADVANTAGE
FLORIDA
2026
BEST
INSURANCE COMPANIES
U.S.News
MEDICARE ADVANTAGE
NEVADA
2026
BEST
INSURANCE COMPANIES
U.S.News
MEDICARE ADVANTAGE
TEXAS
2026

Prominence Health's Medicare Advantage plans received a 4.5-star quality rating from the Centers for Medicare & Medicaid Services (CMS) for the 2026 plan year. *U.S. News & World Report* also recognized Prominence Health as one of the Best Insurance Companies for Medicare Advantage in Florida, Nevada and Texas for 2026.



Independence Physician Management

Independence Physician Management (IPM), a subsidiary of UHS, is dedicated to improving care while making it easier for physicians to focus on practicing medicine. It develops and leads physician networks and urgent care clinics that align with our Acute Care and Behavioral Health facilities. With over 1,200 providers spanning more than 60 specialties at more than 140 convenient outpatient locations, IPM acts as a vital link between patients and providers – with a strong reputation reflected in an average 4.6-star Google rating.

YOUR DESTINATION FOR HEALTHCARE



Alan B. Miller
MEDICAL CENTER



"The foundation of our commitment is to care for individuals, families and communities. This new hospital is going to serve many people."

ALAN B. MILLER
Founder and Executive Chairman
Universal Health Services, Inc.

Set to open in Spring 2026, the **Alan B. Miller Medical Center** represents a significant expansion of our commitment to providing high-quality healthcare.

A New Era of Healthcare Excellence

The seven-story hospital in Palm Beach Gardens, FL, named for Alan B. Miller, the Founder and Executive Chairman of Universal Health Services, Inc., will feature private patient rooms within a healing environment designed to meet the needs of this growing community. The hospital will deliver a wide range of acute care services, emphasizing clinical excellence, advanced technology and a true patient-first philosophy.

The campus will include medical office buildings to house specialty services, a helistop and thoughtfully landscaped areas.

As the newest addition to our acute care network, the Alan B. Miller Medical Center underscores our ongoing investment in advancing healthcare delivery.

Built to support the evolving needs of Northern Palm Beach County, it will serve as a premier healthcare destination where comfort, convenience and quality converge.



FAST FACTS

- 365,000 Square Feet
- Seven Stories
- 156 Patient Rooms
  (including Six Suites)
- Helistop
- 34-Acre Campus
- 800+ Jobs
- Medical Office Buildings
  for Outpatient Services

ADVANCED HEALTHCARE

- Concierge Services
- Critical Care Services
- Emergency Services
- Heart & Vascular Services
- Imaging Services
- Laboratory Services
- Neurosciences and Stroke Care
- Orthopedics
- Robotic Surgery
- Spine Surgery
- Surgical Oncology
- Women's Health



"From enhanced surgical capabilities to thoughtfully designed healing spaces, every element of the Alan B. Miller Medical Center is setting a new standard for patient-centered healthcare in South Florida."

GINA MELBY
Chief Executive Officer
Alan B. Miller Medical Center



Championing a **CULTURE** of Achievement and Connection

Top Honors for Safety



Eight of our Acute Care facilities have been awarded an "A" grade by The Leapfrog Group, an independent national watchdog dedicated to advancing healthcare quality and safety:

Lakewood Ranch Medical Center

Northern Nevada Medical Center

Sierra Medical Center, an Extension of Northern Nevada Medical Center

Southwest Healthcare Corona Regional Medical Center

Southwest Healthcare Palmdale Regional Medical Center

St. Mary's Regional Medical Center

Texoma Medical Center

Valley Hospital Medical Center, a Member of The Valley Health System

Lakewood Ranch Medical Center was also recognized as a Top Teaching Hospital by The Leapfrog Group, an award widely acknowledged as one of the most competitive that American hospitals can receive.





Recognized for Outstanding Consumer Experience

In 2025, UHS facilities received nearly 70,000 Google reviews, two-thirds of which were for Acute Care facilities. Due to our commitment to engaging with our patients, Press Ganey named UHS a Human Experience (HX) Guardian of Excellence Award® winner for Consumer Experience for the third consecutive year.

Other Notable Accolades

South Texas Health System Edinburg has been recognized by *U.S. News & World Report* as a Best Regional Hospital for the McAllen metro area for the fourth consecutive year. The hospital also earned "High Performing" designations for 10 procedures and conditions.

Texoma Medical Center was recognized as a Best Regional Hospital by *U.S. News & World Report* and received additional recognition as "High Performing" for eight procedures and conditions.



Collectively, 16 hospitals across our network, combined, earned nearly 60 "High Performing" designations for procedures and conditions.

The George Washington University Hospital (GW Hospital) earned *U.S. News & World Report*'s 2025-2026 Best Hospitals "High Performing" designation for specialty care in Neurology and Neurosurgery and recognition as a "High Performing" hospital for six procedures and conditions.



In addition, **Centennial Hills Hospital Medical Center, Henderson Hospital, Southwest Healthcare Rancho Springs Hospital, Spring Valley Hospital Medical Center** and **Summerlin Hospital Medical Center** were each named High Performing for Maternity Care (Uncomplicated Pregnancy) by *U.S. News & World Report*.



GW Hospital was also named to the America's Best Physical Rehabilitation Centers 2025 list. This prestigious award is presented by *Newsweek* and Statista, a leading statistics portal and industry ranking provider.

Real Experiences, Real Impact

Stories Shared by Our Patients

STRENGTH IN SUPPORT

After being cancer-free for almost five years, Tiawana J. discovered a lump during a breast self-exam. A mammogram confirmed the cancer had returned. She underwent a double mastectomy and began chemotherapy and radiation. "Everyone at **Aiken Regional Medical Centers** is very attentive and helpful. Everyone wants to see you win. Going through chemotherapy and radiation treatments is like walking through fire, but willingly. When I wanted to give up, they convinced me that I could keep going."



**TIAWANA J. –
GRATEFUL PATIENT**
Aiken Regional Medical Centers
Aiken, SC

HONORING A PATIENT'S FAITH



Octogenarian Frieda B. became one of the oldest patients in the region served by **Southwest Healthcare Temecula Valley Hospital** to undergo a successful minimally invasive lung cancer resection using an approach that was carefully tailored to her personal beliefs, including a bloodless surgery aligned with her faith. Her case underscores the lifesaving impact of early detection and the advanced technologies available at the hospital: "I have the greatest admiration and appreciation for them and for what they did for me."

FRIEDA B. – GRATEFUL PATIENT *(pictured with pulmonologist David Lee, MD)*
Southwest Healthcare Temecula Valley Hospital
Temecula, CA

FIRST MOMENTS, EXTRAORDINARY CARE

After welcoming a baby boy at **Cedar Hill Regional Medical Center**, Antonia W. and her husband, Bertrand N., left not only with a new beginning, but deeply moved by the support they had received. Bertrand wrote a heartfelt letter to their care team. "Every interaction with every person was mind-blowingly professional," he writes. "From the security guard who coordinated our arrival, to the nursing staff, to the physicians – the level of care was extraordinary. These individuals are not just doing their jobs – they are transforming lives."

**ANTONIA W. AND BERTRAND N. –
GRATEFUL PATIENTS**
Cedar Hill Regional Medical Center
Washington, D.C.

FEELING LUCKY TO BE ALIVE

Retired Army Colonel Bill S. woke up dizzy, weak and with arm pain. His son drove him to urgent care, where doctors quickly sent him to the hospital. At **Southwest Healthcare Corona Regional Medical Center**, ER physicians confirmed he was having a heart attack and rushed him to the cardiac catheterization lab. "As soon as they located the blockage and placed a stent, I felt an immediate difference, I could not believe it. I felt like I could breathe again! It was instant pain relief," he says. "If they did not have that equipment there, I am not sure I would have made it."



**BILL S. –
GRATEFUL PATIENT**
Southwest Healthcare
Corona Regional Medical Center
Corona, CA

Pioneering **INNOVATION** to Transform the Patient Experience

A Robot's Precision, a Surgeon's Expertise

Since its introduction, robotic surgery has revolutionized a wide range of procedures by empowering surgeons with enhanced precision, control and dexterity. Using specialized instruments and magnified 3D high-definition vision, surgeons can perform complex operations through small incisions, rather than the large incisions often required for traditional surgery.

The benefits of this advanced technology can be significant for patients, including a decreased risk of infection, reduced pain and trauma, less blood loss during surgery and faster recovery times.

Our Acute Care facilities are equipped with approximately 50 robotic surgical systems (as of the end of 2025) installed across 25 hospitals, with more units planned for 2026. Highlights include:

- At **South Texas Health System McAllen** in the Rio Grande Valley, robotic capabilities advanced further with the acquisition of the da Vinci® 5 (DV5™) Robotic Surgical System – the latest robot-assisted surgical technology from Intuitive®.

- **Southwest Healthcare Palmdale Regional Medical Center** also added the da Vinci 5 Robotic Surgical System to their capabilities, the first hospital in Los Angeles County to acquire the latest in robotic technology from Intuitive.

A Regional First in Robotic Lung Cancer Treatment

Southwest Healthcare Temecula Valley Hospital became the first facility in Southwest Riverside County to successfully diagnose and treat stage 1 lung cancer using a groundbreaking combination of Ion® and da Vinci® robotic technologies. The Ion robotic bronchoscopy platform enables physicians to detect lung cancer at its earliest stages through minimally invasive biopsy procedures. When combined with the da Vinci surgical system, this technology provides patients with advanced diagnostic and treatment options.

Advancing Neurological Care With Cutting-Edge Technology

Zachary Levine, MD, Clinical Professor of Neurosurgery at **The George Washington University Hospital (GW Hospital)**, leads the use of MRI-guided High-Intensity Focused Ultrasound (HIFU/MRgFUS) treatment at the facility. GW Hospital is the first adult-care center in the Metro Washington, D.C., area equipped with this advanced technology integrated with its Intraoperative Magnetic Resonance Imaging (iMRI) System. This innovative, minimally invasive procedure offers patients with essential tremor and Parkinson's disease symptom relief, significantly improving their quality of life.



Ion® robotic bronchoscopy platform

da Vinci® 5 (DV5™) Robotic Surgical System

Enhancing Operational Efficiencies

We are dedicated to continuously elevating the patient experience while optimizing performance and controlling costs. Our focus remains on advancing efficiencies in two areas: labor and supplies.

Throughout 2025, we delivered significant results by:

- Reducing overall costs of salaries, wages and benefits as a percentage of revenue by 3%.
- Reducing supply costs as a percentage of revenue by 5%.

The key to driving these improved outcomes was our performance on these underlying operational metrics:

- Reducing productive hours per acuity-adjusted hours by 1%, building on the significant strides we made in this area the preceding year.
- Shortening average length of stay by 2%.
- Reducing overtime hours by 2% and reducing registry hours by 6%.

These results not only reflect our dedication to optimizing performance but also contribute to enhanced patient care. We look forward to maintaining this momentum in 2026 and beyond, driving further growth and positive impact for our patients and our teams.



Enhancing Patient Engagement and Supporting Bedside Care

Daisy Care is an innovative inpatient mobile application designed to enhance patient engagement while supporting the clinical care team. The app provides patients with real-time access to their daily plan of care, medication information, educational resources, care team details and post-discharge reminders.

By the end of 2025, the app supported over 6,000 users, facilitated more than 55,000 patient logins, received nearly 1,800 patient compliments for care teams and gathered 3,500 care ratings.

 Initially deployed across facilities in California, Nevada, Florida and Washington, D.C., Daisy Care is scheduled for expansion in 2026.

Generative AI Agents Enhance Post-Discharge Patient Engagement

Hippocratic AI, a global leader in safety-focused generative AI for healthcare, and UHS have successfully deployed AI-powered agents to support clinicians with post-discharge patient outreach by phone. This technology is now active across all 29 acute care facilities.

Originally launched at **Summerlin Hospital Medical Center** and **Texoma Medical Center**, this innovative program is designed to enhance patient engagement by making follow-up calls, reviewing discharge instructions and helping to detect changes in patient conditions. By delegating these tasks to generative AI agents, clinical teams have gained valuable time to concentrate on high-priority patient care. This initiative exemplifies how advanced technology can augment, rather than replace, the human touch in healthcare delivery.

Harnessing AI for a Second Look

UHS uses SmarterDx's clinical-AI platform to automatically review every patient chart, analyzing 30,000+ data points. This helps close documentation gaps, detect missed diagnoses and generate AI-powered appeals in minutes – reducing clinician workload.

UHS **BEHAVIORAL HEALTH** DIVISION

As the demand for behavioral health services continues to grow, the Behavioral Health Division is boldly rising to meet the moment. In 2025, we reinforced our leadership position by driving solid growth. The Behavioral Health Division subsidiaries operate hundreds of facilities and locations throughout an expanding network across the U.S. and U.K.

Our unwavering commitment to patient safety and clinical excellence drives consistently strong outcomes and solid financial performance, while providing care for patients across a wide continuum, including inpatient, outpatient, partial hospitalization and virtual settings.

Our dedicated team meets this heightened demand with compassion, working to ensure every patient receives quality treatment. Guided by a culture of empathy and collaboration, we continue to expand access points and advance our vision to be the trusted partner for behavioral health in the communities we serve.

LEADERSHIP in Action: Expanding Access and Building for Tomorrow



"Our commitment to delivering high-quality, outcome-driven behavioral healthcare is driving meaningful progress. Through continued growth, we are positioned to support the communities that need us – helping to shape a brighter future for those in our care."

MATT PETERSON
PRESIDENT, BEHAVIORAL HEALTH DIVISION

Key Growth Initiatives

Our 2025 openings and expansions demonstrate our ongoing commitment to improving access to care for inpatient services and will be supported through strategic expansions in the outpatient space.


Main Entrance
1755
Hanover Hill Behavioral Health

Hanover Hill Behavioral Health, a joint venture of UHS and Lehigh Valley Health Network, part of Jefferson Health, held a ribbon-cutting ceremony in December 2025 and welcomed its first patients in January 2026. The 144-bed facility, located in Bethlehem, PA, offers modern, evidence-based behavioral healthcare. It is expected to ultimately create approximately 400 jobs when fully staffed.



In June 2025, we opened **Sea Grove Recovery** in Mount Pleasant, SC, a 41-bed facility that provides treatment for adults with substance use disorder and co-occurring mental health conditions.



Southridge Behavioral Hospital brings modern, evidence-based behavioral healthcare to the Grand Rapids region through a joint venture between UHS and Trinity Health Michigan. Licensed for 96 adult beds, the hospital offers individualized treatment with core psychiatric services complemented by art and music therapy, outdoor activities and a focus on comfort and safety.

Excitement Is Building

The following facilities and expansions were recently completed or are coming in 2026:

Cedar Ridge Behavioral Hospital
We broke ground on a new 90-bed building in June 2025 at our existing location in Oklahoma City, OK – an expansion to increase total bed count to 202.

Diamond Grove Center
The Louisville, MS, facility held a ribbon-cutting ceremony in early March 2026 to commemorate the opening of its new 24-bed expansion.

Rivendell Behavioral Health Hospital
At this Bowling Green, KY, location, a new 24-bed expansion opened in September 2025, bringing total capacity to 149.

Three Trails Behavioral Hospital
Currently under construction and slated to open in late 2026, this 120-bed, 88,000-square-foot facility in Independence, MO, will provide inpatient care for all ages.

CYGNET 2025:
Excellence, Impact and Growth



"In 2025, we maintained top-tier quality ratings, strengthened clinical standards, achieved key accreditations and integrated more individuals into our care. By extending our footprint to support more people, we have not only grown but also set a benchmark for 'best-in-class' care."

PROFESSOR TONY ROMERO
CEO, CYGNET – UNITED KINGDOM

Expansion and Growth

In a year defined by service excellence, strategic growth and a steadfast commitment to quality, we expanded to provide specialist inpatient and residential care to even more people across the UK.

In 2025, we opened the following:

- At **Cygnet Kenney House** we collaborated with the National Health Service (NHS) to develop a 44-bed specialist service for women, offering care ranging from psychiatric intensive care to rehabilitation and recovery.
- Our 31-bed service in Staffordshire, **Cygnet Hospital Kidsgrove**, provides a stabilizing environment for women experiencing an acute episode of mental illness, as well as those with other needs.
- **Cygnet Elowen Hospital** in Derbyshire offers a care pathway tailored for adults with eating disorders and complex personality disorders.
- Alongside our new builds, we also acquired **Newton House**, a 21-bed inpatient rehabilitation service for men and added to the portfolio for future developments.

Our Social Care division delivered a step-change in its growth, strengthening national capacity and expanding access to care for adults with complex needs. Through three acquisitions, Cygnet Social Care welcomed 10 new homes and 157 new beds to the division.

Awards and Recognition

We are proud that Cygnet's performance was recognized through 14 prestigious industry awards, including:

- Hospital Group of the Year (LaingBuisson Awards)
- Specialist Care Provider of the Year (HealthInvestor Awards)
- Best Neurological Care Provider (Neurological and Complex Care Awards)
- Low Cost-High Impact Award (Design in Mental Health)

We remain focused as we look forward to 2026 – a year during which we will drive further expansion, deepen our partnerships and continue to deliver the exceptional outcomes that define our organization.

SERVICE USER FEATURE

For Ella, 27, her battle with anorexia and a personality disorder began in her teenage years.

"It crept in slowly, one unhealthy habit at a time. It got in the way of relationships. I avoided social gatherings and isolated myself." Ella was admitted to Cygnet Nield House in July 2023. Staff supported her with therapeutic interventions, including meal-time support plans. Ella was discharged in 2025 and returned to living independently. "Cygnet staff kept me safe when I was at my lowest. I feel hopeful about my future and finally feel like I can live life without food holding me back."

ELLA
Cygnet Nield House
Crewe, England

Accelerating Our **OUTPATIENT STRATEGY**

Through investing in outpatient services across the Behavioral Health Division, we are enhancing our commitment to providing comprehensive and accessible care. Our growing national network reaches more individuals in need, meeting the rising demand with high-quality, evidence-based treatments that deliver measurable results.

Scaling Innovative Care Models to Reach More Communities

During 2025, we launched an additional 25 **Branches** outpatient locations under the licenses of 15 existing behavioral health facilities. These programs offer less-intensive options than those provided during inpatient hospitalization and can serve as a "step-down" for patients transitioning from inpatient care.



THOUSAND
Branches
WELLNESS
Thousand Branches Wellness Chicago Loop, which opened in September 2024, is one of several Thousand Branches Wellness locations that offers both in-person and virtual services.

The **Thousand Branches Wellness** brand, aspiring to provide care for thousands of patients through thousands of programs across our network, debuted in 2024. We grew from four locations to now 16, including virtual services. These freestanding outpatient behavioral healthcare facilities provide additional care points, often in new geographies nationwide. We anticipate opening at least 10 new Thousand Branches Wellness locations in 2026.

Growing Outpatient Options for Recovery

2025 also brought growth in outpatient services for those seeking treatment for substance use disorder (SUD) and/or co-occurring disorders. **Foundations Recovery Network** expanded its outpatient offerings with the opening of outpatient-only facilities at **Skywood Outpatient Lansing** and **Skywood Outpatient Grand Rapids.**

Foundations Health offers opioid treatment services through medication-assisted treatment (MAT), outpatient counseling, psychiatric care and aftercare support. Expansion in 2025 included the opening of **Foundations Health Petersburg** in April 2025.

Branches locations at secondary sites allow those seeking care to "step-in" to treatment at a location away from a hospital campus. The following were some of our 2025 openings:



BRANCHES OAKLAND PARK
A service of Fort Lauderdale Behavioral Health Center

Opened in Florida
(March 2025)



BRANCHES AUBURN HILLS
A service of Havenwyck Hospital

Opened in Michigan
(June 2025)



Branches SPOKANE VALLEY
A Service of Inland Northwest Behavioral Health

Opened in Washington
(August 2025)



Branches Monroe
A service of Brentwood Hospital

Opened in Louisiana
(December 2025)

A Steadfast Commitment to Increasing Access

Expanding outpatient capacity strengthens our network, allowing us to better reach individuals facing logistical or personal barriers to care. Growing outpatient offerings like these is essential for providing care that fits patients' lives. Historically, people may have avoided treatment options due to stigma, fear and limited availability. We are helping change that perception by making outpatient care easier to access and less disruptive to work, school and family life.

We remain dedicated to advancing growth in this sector, building a scalable and replicable national outpatient behavioral health and substance use disorder treatment delivery system.

UHS Behavioral Health Outpatient Locations*



Arizona
Arkansas
California
Delaware
Florida
Georgia
Idaho
Illinois
Indiana
Kentucky
Louisiana
Massachusetts
Michigan
Minnesota
Missouri
Nebraska
Nevada
North Carolina
Ohio
Oklahoma
Pennsylvania
Tennessee
Texas
Utah
Virginia
Washington
Puerto Rico
United Kingdom
OUTPATIENT FACILITY
BRANCHES**
THOUSAND BRANCHES WELLNESS***
FOUNDATIONS RECOVERY NETWORK (SUD)
FOUNDATIONS HEALTH (MAT)
MICHAEL'S HOUSE

*As of February 25, 2026
**Branches at secondary sites
***Excludes five Thousand Branches Wellness locations in MO, NC, NV, SC and TX that currently only offer virtual services

Championing a **CULTURE** of Achievement and Connection

Quality Reporting

In CMS' Quality Reporting requirements, our facilities are compared to over 1,300 inpatient psychiatric providers across the U.S. Our results met or exceeded the national averages in 9 out of 11 indicators.*

During the year, the division earned favorable feedback from patients and/or informants participating in our satisfaction surveys and clinical outcomes assessments.

Based on the latest CMS data available (2023)



4.4 OUT OF **5** average patient satisfaction rating

90% felt better following care

84% demonstrated statistically meaningful improvement

Net Promoter Score

Net Promoter Score (NPS) measures the loyalty of consumers using the question: *"How likely would you be to recommend this facility to a friend or family member?"* In 2025, the Behavioral Health Division's NPS was 45 on a scale of -100 to 100. This score is considered great by industry standards.

The NPS is a metric that complements traditional patient satisfaction survey data. Together both scores provide a more complete picture of the patient experience than either score alone.



GOOD 0-29 | GREAT 30-49 | EXCELLENT 50-69 | EXCEPTIONAL 70-100

UHS Behavioral Health Division NPS: 45 (N=393,525)

-100 -80 -60 -40 -20 0 20 40 60 80 100

Referral Source Satisfaction

The division is committed to delivering the best possible referral partner experience and objectives through collaboration, communication, quality and consistent execution. During the year, we received more than 9,900 referral source satisfaction surveys, 85% of which indicated that a UHS facility was their 'provider of choice.' We also earned high marks for the responsiveness of our teams and the quality of our care interactions.

Average referral source satisfaction rating
4.3 out of **5**

Average referral source care coordination overall rating
4.3 out of **5**

Average referral source helpfulness of staff rating
4.4 out of **5**



Empowering Student Success

Our dedicated and innovative educators, support staff and administrators proudly guided 171 students in fulfilling their high school requirements. By embracing personalized education strategies that blend classroom instruction, online platforms and community-based learning, we elevated student achievement. Notably, 84% of parents and guardians affirmed that our academic team genuinely cares about their children.

Data was captured in 2025 through Mental Health Outcomes, LLC, which benchmarks a variety of quality metrics for psychiatric hospitals across the United States.

Stories of Healing and Hope
In Our Patients' Words

GRATITUDE FOR A CHANGED LIFE

"For anyone considering the Patriot Support Program, I cannot emphasize enough how life-changing this experience can be. The program at **Cedar Springs** is structured to equip you with critical tools for both recovery and long-term mental health stability. The therapist is highly skilled in guiding participants through emotional exploration and cognitive restructuring, helping to uncover the root causes of addiction and mental health struggles."

TIMOTHY L.
Cedar Springs Hospital
Colorado Springs, CO

SUPPORT THAT CHANGES LIVES



"Reflecting on my time at **River Vista**, I can't help but feel a deep sense of gratitude for the exceptional care I received. From the moment I walked through their doors, I was met with a team of professionals whose patience and support were unwavering. If I ever find myself in need of support again, I have no doubt that River Vista will be my first choice. I am forever grateful for the positive impact they've had on my life."

GRATEFUL PATIENT
River Vista Behavioral Health
Madera, CA

FROM DESPAIR TO HOPE

"Before walking into this place, I had no idea what to expect. All I knew was that I needed help. I was terrified. I felt hopeless, lost and in great despair. With help from this program, I found hope, inspiration and the desire to dream again. I want to thank the staff from the bottom of my heart. Your enthusiasm and genuine care for me has made a world of difference. Your guidance and support have helped me navigate through my challenges and obstacles with confidence. You have made such a huge impact on my life, and I will forever be grateful."

GRATEFUL PATIENT
Metropolitan Behavioral Health
Dearborn, MI



ANOTHER CHANCE AT RECOVERY

"I first came here for help with substance use disorder and was on the detox unit. When I left, I was connected with treatment providers and with resources for recovery groups in the community. I was very successful for a long time. A few years ago, I came back for another trip through detox, and that has been very successful. The overall treatment has been excellent – from the doctors and nurses to the therapists and recreation therapist – including the care I received for my mental health diagnosis."

JOHN E.
The Carolina Center for Behavioral Health
Greer, SC

A Specialized Approach to Recovery and Mental Health

With locations across the country, **Foundations Recovery Network** is dedicated to providing evidence-based, integrated treatment for co-occurring mental health and substance use disorders through residential programs, outpatient services and partial hospitalization programs. At the core of our approach is treating the whole person – pairing mental health and substance use therapies to help patients reach the root of their challenges with the goal of achieving lasting recovery.



Recognized for Excellence in Addiction Treatment

Seven UHS subsidiaries have earned a spot on *Newsweek*'s Best Addiction Treatment Centers 2025 list, a recognition that underscores the importance of accessible, high-quality support for individuals seeking recovery. To identify top providers, *Newsweek* partnered with Statista to evaluate facilities in 25 states, expanding this year's list to 420 centers, up from 400 in 2024.



UHS subsidiaries recognized in 2025 include:

Arizona: Calvary Healing Center

Georgia: Black Bear Lodge; Talbott Recovery

Kentucky: The Ridge Behavioral Health System; The Brook Hospital – KMI

Michigan: Skywood Recovery

Minnesota: PRIDE Institute (now known as Foundations Minnesota)

A Trauma-Informed Approach to Care

UHS continued its emphasis on trauma-informed care throughout our behavioral health services – an approach that recognizes how trauma shapes a person's experiences and responses. Through training, consistent messaging and active leadership engagement, we are strengthening our focus on safety, trust and respect to create environments where healing can take root.



An Ongoing Commitment to Suicide Prevention

UHS continues its longstanding partnership with the National Action Alliance for Suicide Prevention, reinforcing our commitment to effective, compassionate prevention efforts. As communication plays a critical role in shaping help-seeking behavior, UHS supports messaging that builds resiliency and encourages connection. In 2025, 988 received more than 8 million contacts from help seekers via call, text, chat and ASL videophone.

Through strong community partnerships, adoption of the #BeThe1To messaging campaign and engagement from leadership at every level, UHS promotes a culture of kindness, empathy and connection as essential elements in reducing suicide risk nationwide.

Hanover Hill Behavioral Health leadership team and members of Three Rivers Behavioral Health team stand together in support of mental health awareness and suicide prevention.



A Nationwide Network of **MILITARY SUPPORT**



In Fall 2025, Canyon Ridge Hospital hosted members of the Patriot Support Programs Advisory Board and Behavioral Health Division leaders. Left to Right: Karen E. Johnson; Kelly Loeffler; Jerry L. Fenwick, MD; David Shulkin, MD; Dr. Frank Drummond; Bruce Green, MD, MPH; Bruce Gillingham, MD; Matt Peterson; Ronald Place, MD; Angela Blue; Matt Mueller; and Alexei Kambalov.



The UHS Patriot Support Programs (PSP) provide a nationwide network of care for the military community, and includes more than 30 PSP-designated UHS behavioral health facilities with services tailored for active-duty service members, veterans and their families.

Our specialized PSP services are designed to address the effects of combat stress, post-traumatic stress, depression, substance use disorder and other behavioral health issues.

Many of our programs and services are delivered by former military personnel, providing real-world experience, understanding and connection. Further, as a contracted TRICARE® and VA Community Care Network provider, there are ongoing opportunities to provide services for the millions of active-duty service members, veterans and their families globally.

TRICARE is a registered trademark of the Department of Defense, Defense Health Agency. All rights reserved.

PSP Patient Satisfaction
Active-Duty and Veteran Inpatients Only
January 2025 to December 2025



4.6 / 5

"I was treated with dignity and respect"



4.5 / 5

"I feel better now than when I was admitted"



4.5 / 5

"Overall I was satisfied with my treatment"

Data was captured in 2025 through Mental Health Outcomes, LLC, which benchmarks a variety of quality metrics for psychiatric hospitals across the United States.



UHS is proud to be a founding member of the Veteran Jobs Mission, a coalition committed to helping veterans build meaningful careers in the private sector. What began in 2011 with 11 companies pledging to hire 100,000 veterans has grown to more than 315 member organizations reporting over 1 million veteran and military spouse hires. UHS is honored to contribute to this progress, having hired nearly 1,500 veterans across our U.S. subsidiaries last year.

Pioneering **INNOVATION** To Transform the Patient Experience

Ongoing Advances in Electronic Health Records Rollout

UHS continues to roll out the Oracle Health electronic health record (EHR) system across our behavioral health facilities. Building on years of experience using the technology in our acute care hospitals, this multiyear initiative for behavioral health is designed to improve care coordination and operational efficiencies, enhance patient safety and modernize a historically paper-based sector. Pilot implementations began in late 2022, and phased implementation is continuing. By December 2025, installation was complete at 23 of our facilities with eight more planned in the coming year.

In August, SummitRidge Hospital celebrated the launch of their EHR system. Left to Right: Michael Kahler, Dr. Frank Drummond, Karen E. Johnson, Vernell Nunn, Chris Whitt and Dr. Alf Bergman.

Enhancing Patient Safety With Electronic Rounding Technology

Twenty-nine of our behavioral health facilities have implemented electronic rounding technology including proximity-based rounding and location sensing. Using a combination of patient wearables, staff devices and clinical operations dashboards, this technology helps to ensure timely and compliant patient observations by providing reminders and alerts so that required rounds are completed efficiently. The rollout of this technology continues, with ongoing monitoring of key metrics in participating facilities.

Adding Efficiencies With Easier Scheduling

TimeTap, a leading appointment-scheduling software, helps us enhance operational efficiency and improve both the staff and patient experience. By using an automated, user-friendly interface for our outpatient programs, we helped reduce both administrative tasks and scheduling conflicts, leading to better resource use. By early 2025, 28 facilities were on board; we added 23 last year and have 12 more in progress. The adoption will continue in 2026 and beyond.

Reflections App: Post-Discharge Connection

To support patients in their behavioral health journey, we developed the Reflections Behavioral Health Companion app. This tool helps patients stay engaged after discharge while providing us with valuable insights into long-term recovery trends.

To date, this program has more than 3,500 registered users who have contributed thousands of data points, creating a strong foundation to understand recovery after discharge. Early findings are shared through case studies, illustrating common recovery patterns by combining daily check-ins, clinical assessments and treatment data for a comprehensive view of patient progress.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 1-10765

UNIVERSAL HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**23-2077891**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

UNIVERSAL CORPORATE CENTER
367 South Gulph Road
P.O. Box 61558

King of Prussia, Pennsylvania	**19406-0958**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (610) 768-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, $0.01 par value	UHS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Class D Common Stock, $.01 par value
(Title of each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates at June 30, 2025 was $9.7 billion. (For the purpose of this calculation, it was assumed that Class A, Class C, and Class D Common Stock, which are not traded but are convertible share-for-share into Class B Common Stock, have the same market value as Class B Common Stock. Also, for purposes of this calculation only, all directors and certain executive officers are deemed to be affiliates.)

The number of shares of the registrant's Class A Common Stock, $.01 par value, Class B Common Stock, $.01 par value, Class C Common Stock, $.01 par value, and Class D Common Stock, $.01 par value, outstanding as of January 31, 2026, were 6,574,600; 53,837,855; 661,688 and 12,497, respectively.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025 (incorporated by reference under Part III).

UNIVERSAL HEALTH SERVICES, INC.
2025 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

This Annual Report on Form 10-K is for the year ended December 31, 2025. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the Securities and Exchange Commission (the "SEC") in the future will automatically update and supersede information contained in this Annual Report.

In this Annual Report, "we," "us," "our" "UHS" and the "Company" refer to Universal Health Services, Inc. and its subsidiaries. UHS is a registered trademark of UHS of Delaware, Inc., the management company for, and a wholly-owned subsidiary of Universal Health Services, Inc. Universal Health Services, Inc. is a holding company and operates through its subsidiaries including its management company, UHS of Delaware, Inc. All healthcare and management operations are conducted by subsidiaries of Universal Health Services, Inc. To the extent any reference to "UHS" or "UHS facilities" in this report including letters, narratives or other forms contained herein relates to our healthcare or management operations it is referring to Universal Health Services, Inc.'s subsidiaries including UHS of Delaware, Inc. Further, the terms "we," "us," "our" or the "Company" in such context similarly refer to the operations of Universal Health Services Inc.'s subsidiaries including UHS of Delaware, Inc. Any reference to employees or employment contained herein refers to employment with or employees of the subsidiaries of Universal Health Services, Inc. including UHS of Delaware, Inc.

PART I

ITEM 1. *Business*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals and outpatient facilities and behavioral health care facilities.

As of February 25, 2026, we owned and/or operated 375 inpatient facilities and 168 outpatient and other facilities located in 40 states, Washington, D.C., the United Kingdom and Puerto Rico. We have changed the method of our outpatient behavioral health care facility counts during the third quarter of 2025 and substantially all of the increase from prior periods is related to that change in convention.

Acute care facilities located in the U.S.:

- 29 inpatient acute care hospitals;
- 35 free-standing emergency departments, and;
- 13 outpatient centers & 1 surgical hospital.

Behavioral health care facilities (346 inpatient facilities and 119 outpatient facilities):

Located in the U.S.:

- 182 inpatient behavioral health care facilities, and;
- 110 outpatient behavioral health care facilities.

Located in the U.K.:

- 161 inpatient behavioral health care facilities, and;
- 2 outpatient behavioral health care facilities.

Located in Puerto Rico:

- 3 inpatient behavioral health care facilities;
- 7 outpatient behavioral health care facilities.

Net revenues from our acute care hospitals, outpatient facilities and commercial health insurer accounted for approximately 57% of our consolidated net revenues during each of 2025 and 2024. Net revenues from our behavioral health care facilities and commercial health insurer accounted for approximately 43% of our consolidated net revenues during each of 2025 and 2024.

Our behavioral health care facilities located in the U.K. generated net revenues of approximately $1.001 billion in 2025 and $880 million in 2024. Total assets at our U.K. behavioral health care facilities were approximately $1.531 billion as of December 31, 2025 and $1.358 billion as of December 31, 2024.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Available Information

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

Our website is located at www.uhs.com. Copies of our annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available free of charge on our website. Our filings are also available to the public at the website maintained by the SEC, www.sec.gov. The information posted on our website is not incorporated into this Annual Report. Our Board of Directors' committee charters (Audit Committee, Compensation Committee, Nominating & Governance Committee and Quality and Compliance Committee), Code of Business Conduct and Corporate Standards applicable to all employees, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and our Code of Conduct, Corporate Compliance Manual and Compliance Policies and Procedures are available free of charge on our website. Copies of such reports and charters are available in print to any stockholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting this information on our website.

In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our CEO's certification to the New York Stock Exchange in 2025. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report on

Form 10-K, are our CEO's and CFO's certifications regarding the quality of our public disclosures under Section 302 of the Sarbanes-Oxley Act of 2002.

Our Mission

Our company mission is:

To provide superior quality healthcare services that

PATIENTS recommend to families and friends,
PHYSICIANS prefer for their patients,
PURCHASERS select for their clients,
EMPLOYEES are proud of, and
INVESTORS seek for long-term returns.

To achieve this, we have a commitment to:

- service excellence
- continuous improvement in measurable ways
- employee development
- ethical and fair treatment of all
- teamwork
- compassion
- innovation in service delivery

Business Strategy

We believe community-based hospitals will remain the focal point of the healthcare delivery network and we are committed to a philosophy of self-determination for both the company and our hospitals.

Acquisition of Additional Hospitals. We selectively seek opportunities to expand our base of operations by acquiring, constructing or leasing additional hospital facilities. We are committed to a program of rational growth around our core businesses, while retaining the missions of the hospitals we manage and the communities we serve. Such expansion may provide us with access to new markets and new healthcare delivery capabilities. We also continue to examine our facilities and consider divestiture of those facilities that we believe do not have the potential to contribute to our growth or operating strategy. In recent years our behavioral health services segment has been focused on efforts to partner with non-UHS acute care hospitals to help operate their behavioral health services. These arrangements include hospital purchases, leased beds and joint venture operating agreements.

Improvement of Operations of Existing Hospitals and Services. We also seek to increase the operating revenues and profitability of owned hospitals by the introduction of new services, improvement of existing services, physician recruitment and the application of financial and operational controls.

We are involved in continual development activities for the benefit of our existing facilities. From time-to-time applications are filed with state health planning agencies to add new services in existing hospitals in states which require certificates of need, or CONs. Although we expect that some of these applications will result in the addition of new facilities or services to our operations, no assurances can be made for ultimate success by us in these efforts.

Quality and Efficiency of Services. Pressures to contain healthcare costs and technological developments allowing more procedures to be performed on an outpatient basis have led payers to demand a shift to ambulatory or outpatient care wherever possible. We are responding to this trend by emphasizing the expansion of outpatient services. In addition, in response to cost containment pressures, we continue to implement programs at our facilities designed to improve financial performance and efficiency while continuing to provide quality care, including more efficient use of professional and paraprofessional staff, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures. In addition, we will continue to emphasize innovation in our response to the rapid changes in regulatory trends and market conditions while fulfilling our commitment to patients, physicians, employees, communities and our stockholders.

In addition, our aggressive recruiting of highly qualified physicians and developing provider networks help to establish our facilities as an important source of quality healthcare in their respective communities.

Hospital Utilization

We believe that the most important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include general and local economic conditions, market penetration of managed care programs, the degree of outpatient use, the availability of reimbursement programs such as Medicare and Medicaid, and demographic changes such as the growth in local populations. Utilization across the industry also is being affected by improvements in clinical practice, medical technology and pharmacology. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payers. We are also unable to predict the extent to which these industry trends will continue or accelerate. In addition, our acute care services business is typically subject to certain seasonal fluctuations, such as higher patient volumes and net patient service revenues in the first and fourth quarters of the year.

Sources of Revenue

We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue* for additional disclosure. Other information related to our revenues, income and other operating information for each reporting segment of our business is provided in *Note 12 to our Consolidated Financial Statements, Segment Reporting.*

Regulation and Other Factors

Overview: The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal or state health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to additional governmental inquiries or actions, or that we would not be faced with sanctions, fines or penalties if so subjected. Even if we were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse impact on us.

Licensing, Certification and Accreditation: All of our U.S. hospitals are subject to compliance with various federal, state and local statutes and regulations in the U.S. and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must also comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our facilities in the United Kingdom are also subject to various laws and regulations.

All of our eligible hospitals have been accredited by The Joint Commission. All of our acute care hospitals and most of our behavioral health centers in the U.S. are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.

If any of our facilities were to lose its Joint Commission accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility may be unable to receive reimbursement from the Medicare and Medicaid programs and other payers. We believe our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Certificates of Need: Certain of the states in which we operate hospitals have certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license, which could harm our business. In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Conversion Legislation: Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over these transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

Utilization Review: Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Quality Improvement Organizations ("QIOs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group ("DRG") classifications and the appropriateness of cases of extraordinary length of stay. QIOs may deny payment for services provided, assess fines and also have the authority to recommend to the Department of Health and Human Services ("HHS") that a provider that is in substantial non-compliance with the standards of the QIO be excluded from participating in the Medicare program. We have contracted with QIOs in each state where we do business to perform the required reviews.

Audits: Most hospitals are subject to federal audits to validate the accuracy of Medicare and Medicaid program submitted claims. If these audits identify overpayments, we could be required to pay a substantial rebate of prior years' payments subject to various administrative appeal rights. The federal government contracts with third-party "recovery audit contractors" ("RACs") and "Medicaid integrity contractors" ("MICs"), on a contingent fee basis, to audit the propriety of payments to Medicare and Medicaid providers. Similarly, Medicare zone program integrity contractors ("ZPICs") target claims for potential fraud and abuse. Additionally, Medicare administrative contractors ("MACs") must ensure they pay the right amount for covered and correctly coded services rendered to eligible beneficiaries by legitimate providers. The Centers for Medicare and Medicaid Services ("CMS") consolidated many of these Medicare and Medicaid program integrity functions into new unified program integrity contractors ("UPICs"), though it remains unclear what effect, if any, this consolidation may have. We have undergone claims audits related to our receipt of federal healthcare payments during the last three years, the results of which have not required material adjustments to our consolidated results of operations. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations also provide for withholding Medicare and Medicaid overpayments in certain circumstances, which could adversely affect our cash flow.

Self-Referral and Anti-Kickback Legislation

The Stark Law: The Social Security Act includes a provision commonly known as the "Stark Law." This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception is met. These types of referrals are known as "self-referrals." Medicare may deny payment for all services related to a prohibited referral and a hospital that has billed for prohibited services may be obligated to refund the amounts collected. In addition, sanctions for violation of the Stark Law may include civil penalties or exclusion from the Medicare and Medicaid programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician's ownership interest in an entire hospital as opposed to an ownership interest in a hospital department unit, service or subpart. However, federal laws and regulations now limit the ability of hospitals relying on this exception to expand aggregate physician ownership interest or to expand certain hospital facilities. This regulation also places a number of compliance requirements on physician-owned hospitals related to reporting of ownership interest. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements. CMS issued a final rule in 2020 that created a new Stark exception for value-based models. Although the final regulations provide exceptions to the Stark Law, there may remain regulatory risks for participating hospitals, as well as financial and operational risks.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Anti-kickback Statute: A provision of the Social Security Act known as the "anti-kickback statute" prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering, recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program. However, changes to the anti-kickback statute have reduced the intent required for violation; one is no longer required to have actual knowledge or specific intent to commit a violation of the anti-kickback statute in order to be found in violation of such law.

The anti-kickback statute contains certain exceptions, and the Office of the Inspector General of the Department of Health and Human Services ("OIG") has issued regulations that provide for "safe harbors," from the federal anti-kickback statute for various activities. These activities, which must meet certain requirements, include (but are not limited to) the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, donation of technology for electronic health records and referral agreements for specialty services. In 2020, the OIG issued a final rule that established an anti-kickback statute safe harbor for value based models. Although the final regulations provide safe harbors, there may remain regulatory risks for participating hospitals, as well as financial and operational risks. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine of up to $100,000 for each violation or imprisonment, however, under 18 U.S.C. Section 3571, this fine may be increased to $250,000 for individuals and $500,000 for organizations. Civil money penalties may include fines and damages of up to three times the total amount of the remuneration and/or exclusion from participation in Medicare and Medicaid.

Similar State Laws: Many of the states in which we operate have adopted laws that prohibit payments to physicians in exchange for referrals similar to the anti-kickback statute and the Stark Law, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes. However, in most cases, little precedent exists for the interpretation or enforcement of these state laws.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see Item 3. Legal Proceedings), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Similar State Regulations: A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government's behalf under the False Claims Act's qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

When a defendant is determined by a court of law to have violated the False Claims Act, the defendant may be liable for up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act of 2009 ("FERA") amended and expanded the number of actions for which liability may attach under the False Claims Act, eliminating requirements that false claims be presented to federal officials or directly involve federal funds. FERA also clarifies that a false claim violation occurs upon the knowing retention, as well as the receipt, of overpayments. In addition, anti-kickback statute violations may be punishable under the civil False Claims Act. Further, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court. The False Claims Act require that federal healthcare program overpayments be returned within 60 days from the date the overpayment was identified, or by the date any corresponding cost report was due, whichever is later. Failure to return an overpayment within this period may result in additional civil False Claims Act liability.

Other Fraud and Abuse Provisions: The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Further, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

HIPAA Administrative Simplification and Privacy Requirements: The administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established federal rules protecting the privacy and security of personal health information, including recently proposed updates to HIPAA security rule requirements. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

We believe that we are in material compliance with the privacy regulations of HIPAA, as we continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. HITECH has since strengthened certain HIPAA rules regarding the use and disclosure of protected health information, extended certain HIPAA provisions to business associates, and created new security breach notification requirements. HITECH has also extended the ability to impose civil money penalties on providers not knowing that a HIPAA violation has occurred. We believe that we have been in substantial compliance with HIPAA and HITECH requirements to date. HIPAA regulations may result in greater compliance requirements for healthcare providers, including obligations to report breaches of unsecured patient data, as well as potential liabilities resulting from the actions of parties acting as business associates on our behalf.

Red Flags Rule: In addition, the Federal Trade Commission ("FTC") Red Flags Rule requires financial institutions and businesses maintaining accounts to address the risk of identity theft. The Red Flag Program Clarification Act of 2010, signed on December 18, 2010, appears to exclude certain healthcare providers from the Red Flags Rule, but permits the FTC or relevant agencies to designate additional creditors subject to the Red Flags Rule through future rulemaking if the agencies determine that the person in question maintains accounts subject to foreseeable risk of identity theft. Compliance with any such future rulemaking may require additional expenditures in the future.

Patient Safety and Quality Improvement Act of 2005: On July 29, 2005, the Patient Safety and Quality Improvement Act of 2005 was enacted, which has the goal of reducing medical errors and increasing patient safety. This legislation establishes a confidential reporting structure in which providers can voluntarily report "Patient Safety Work Product" ("PSWP") to "Patient Safety Organizations" ("PSOs"). Under the system, PSWP is made privileged, confidential and legally protected from disclosure. PSWP does not include medical, discharge or billing records or any other original patient or provider records but does include information gathered specifically in connection with the reporting of medical errors and improving patient safety. This legislation does not preempt state or federal mandatory disclosure laws concerning information that does not constitute PSWP. PSOs are certified by the Secretary of the HHS for three-year periods and analyze PSWP, provide feedback to providers and may report non-identifiable PSWP to a database. In addition, PSOs are expected to generate patient safety improvement strategies.

Environmental Regulations: Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Infectious waste generators, including hospitals, face substantial penalties for improper disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. In addition, our operations, as well as our purchases and sales of facilities are subject to various other environmental laws, rules and regulations. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

In connection with recently enacted California Senate Bills 261 and 253, we are strengthening our climate-related risk assessment processes and enhancing our greenhouse gas emissions reporting capabilities. We are developing robust emissions data-collection system and internal controls to identify and disclose climate-related financial risks in alignment with recognized reporting frameworks, and we are implementing methodologies to measure, verify, and report Scope 1 and Scope 2 emissions in accordance with statutory timelines.

Corporate Practice of Medicine: Several states, including Florida, Nevada, California and Texas, have laws and/or regulations that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes and/or regulations vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect these state corporate practice of medicine proscriptions to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements.

EMTALA: All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law generally requires hospitals with an emergency department that are certified providers under Medicare to conduct a medical screening examination of every person who visits the hospital's emergency room for treatment and, if the patient is suffering from a medical emergency, to either stabilize the patient's condition or transfer the patient to a facility that can better handle the condition. Our obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of

EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition to any liabilities that a hospital may incur under EMTALA, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against the hospital unrelated to the rights granted under that statute.

The federal government broadly interprets EMTALA to cover situations in which patients do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services; however, CMS has sought industry comments on the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively. CMS has not yet issued regulations or guidance in response to that request for comments. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe that we operate in substantial compliance with EMTALA.

Health Care Industry Investigations: We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various government investigations and litigation. Please see *Item 3. Legal Proceedings* included herein for additional disclosure. In addition, currently, and from time to time, some of our facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigations. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with these matters could have a material adverse effect on our future operating results.

Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. It is possible that governmental entities could initiate additional investigations or litigation in the future and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and/or managers could be included as targets or witnesses in governmental investigations or litigation and/or named as defendants in private litigation.

Revenue Rulings 98-15 and 2004-51: In March 1998 and May 2004, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax rulings, the IRS has proposed, and may in the future propose, to revoke the tax-exempt or public charity status of certain not-for-profit entities which participate in such joint ventures or to treat joint venture income as unrelated business taxable income to them. The tax rulings have limited development of joint ventures and any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could further limit joint venture development with not-for-profit hospitals, and/or require the restructuring of certain existing joint ventures with not-for-profits.

State Rate Review: Some states where we operate hospitals have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, state rate reviews and indigent tax provisions have not materially, adversely affected our results of operations.

Medical Malpractice Tort Law Reform: Medical malpractice tort law has historically been maintained at the state level. All states have laws governing medical liability lawsuits. Over half of the states have limits on damages awards. Almost all states have eliminated joint and several liability in malpractice lawsuits, and many states have established limits on attorney fees. Many states had bills introduced in their legislative sessions to address medical malpractice tort reform. Proposed solutions include enacting limits on non-economic damages, malpractice insurance reform, and gathering lawsuit claims data from malpractice insurance companies and the courts for the purpose of assessing the connection between malpractice settlements and premium rates. Reform legislation has also been proposed, but not adopted, at the federal level that could preempt additional state legislation in this area.

Compliance Program: Our company-wide compliance program has been in place since 1998. Currently, the program's elements include a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws and emergency department treatment and transfer requirements are also the focus of policy and training, standardized documentation requirements, and review and audit.

United Kingdom Regulation: Our operations in the United Kingdom are also subject to a high level of regulation relating to registration and licensing requirements, employee regulation, clinical standards, environmental rules as well as other areas. We are also subject to a highly regulated business environment, and failure to comply with the various laws and regulations applicable to us could lead to substantial penalties and other adverse effects on our business.

Human Capital Management

Employees and Medical Staff

As of December 31, 2025, we had approximately 101,500 total employees consisting of: (i) approximately 88,100 employees located in the U.S., of which approximately 65,000 were employed full-time, and; (ii) approximately 13,400 employees located in the U.K. Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. In a number of our markets, physicians may have admitting privileges at other hospitals in addition to ours. Within our acute care division, approximately 460 physicians are employed by physician practice management subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. In addition, within our behavioral health division, approximately 445 physicians are employed by subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Each of our hospitals is managed on a day-to-day basis by a chief executive officer employed by a subsidiary of ours. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital. We believe that our relations with our employees are satisfactory.

Labor Relations

Approximately 1,070 of our employees at three of our hospitals are unionized. At Valley Hospital Medical Center, housekeeping and dietary employees are represented by the Culinary Workers Union, Local 226, and engineers are represented by the International Union of Operating Engineers. At Brooke Glen Behavioral Hospital, unionized employees are represented by the Teamsters, and registered nurses are represented by the Northwestern Nurses Association/Pennsylvania Association of Staff Nurses and Allied Professionals. At the George Washington University Hospital, registered nurses are represented by the District of Columbia Nurses Association and housekeeping and dietary are represented by the Service Employees International Union.

Culture and Work Environment

During orientation, newly hired employees learn our mission, vision, principles and values, key policies and procedures, a summary of the various benefits and resources available, and perhaps most notably, an overview of our founding principle, Service Excellence. Learning key attributes of our Service Excellence standards, which include continuous improvement, employee development, ethical and fair treatment of all, teamwork, quality, compassion and innovation in service delivery, provides newly hired employees a thorough understanding of our company culture. Other components of our Service Excellence standards, which include treating everyone as a guest, demonstrating professionalism and excellence and practicing teamwork, are shared to help guide the desired approach to day-to-day activities.

Service Excellence Facilitator Certification Workshops are available for facility employees identified by their leadership for consistently upholding and demonstrating our Service Excellence standards. Certified facilitators foster the Service Excellence culture and deliver training at their facilities. In 2025, we held 10 workshops with 120 individuals certified as Service Excellence Facilitators.

During 2025, we strengthened our recruitment efforts, improved the overall hiring experience (90% very satisfied/satisfied with overall recruitment process), expanded the training resources employees need to do their jobs effectively and safely, facilitated more teamwork and collaboration, expanded mentorship and increased employee engagement.

We conducted an Employee Pulse Engagement Survey and had an overall participation rate of 68% across the organization. 81% of staff indicated "I feel included on my team/work unit" and "this organization values employees from different backgrounds". Engagement efforts such as services awards, safety programs and employee-led service excellence/culture committees have assisted with increased employee retention.

Ethical Standards

Each member of our Board of Directors and senior management is committed to healthcare operations that are ethical and in compliance with all applicable laws and regulations.

We are committed to fostering a culture of accountability at all levels and encourage our employees to report anything they believe could be noncompliant with our values. We prohibit retaliation for the good faith reporting of compliance concerns and offer the ability for individuals to anonymously elevate any concerns. Our commitment to fairness and integrity extends to everyone with whom we interact and do business.

Health and Safety

Policies and training programs to encourage work safety are a major focus in our organization. We continue to promote the employee assistance program which has provided a superior level of service to all our employees and members of their households. We have continuous training on workplace safety and launched a "We Care" program guide to ensure our hospitals support employees in a detailed way in the event of an employee injury.

Employee Development

In keeping with our culture of continuous improvement, training opportunities are available for all employees, regardless of level or status. These include formal instructor-led, in-person or virtual training, self-administered online courses, formal and informal mentoring or networking opportunities, and career ladders. Our "U Learn" curriculum, with over 60 courses designed to develop employees across their career continuum, has three tracks; "Invest in U", "Develop U" and "Manage U".

Training programs are designed to assist with personal and skill development, career advancement and succession planning. In addition to mandatory training that focuses on keeping employees mindful and informed of key policies and skill sets, many are voluntary. All training is tailored to include potential Americans with Disabilities Act accommodations.

Across the company, we offer educational and work opportunities, including internships, externships and clinical field placement opportunities. We have partnered with many colleges and universities to provide students with opportunities to earn clinical and work experience at our healthcare facilities. In our 2025 Employee Engagement Survey, conducted by a third party, the item of "this organization provides career development opportunities" continued to demonstrate statistically significant growth. In addition, our organization has been recognized by several third-party organizations, such as the American Opportunity Index, as an Employer of Choice, specifically for achievements in employee development and growth.

We also offer financial assistance programs, such as educational reimbursement, to support employees participating in degree, certification and continuing education programs.

Equal Employment Opportunity

We are committed to the principle of Equal Employment Opportunity ("EEO") for all employees and applicants. As an EEO Employer we support, and are fully committed, to recruitment, selection, placement, promotion and compensation of all individuals without regard to race, color, religion, age (40 and over or as otherwise defined by applicable law), sex (including pregnancy, gender identity, and sexual orientation), genetic information (including family medical history), national origin, disability status, protected veteran status or any other characteristic protected by federal, state or local laws.

We value each member of our team and are committed to treating everyone with dignity and respect. Our commitment to diversity, equity, and inclusion includes regularly monitoring employment practices to ensure inclusivity regardless of an employee's gender, race or ethnicity and championing for inclusive behaviors through leadership example, policies and procedures, training and special events.

Employee Assistance

We continue to support the overall health and financial well-being of our employees across the extensive programs and benefit plans that we offer. Employees can access the UHS Resource Guide which provides details on access to the benefits, resources and support tools available to employees throughout our organization.

In 2025, the UHS Foundation continued to support employees and their families who suffered losses due to natural disasters across the country including Hurricane Milton, Hurricane Helene and the California wildfires.

Environmental

We have implemented environmentally sustainable practices and we strive to comply with applicable legal and regulatory environmental standards to protect our patients, visitors, staff and local communities. Our environmental stewardship includes following best practices when managing energy usage, constructing and designing new builds and/or major renovations and protecting the local environment.

- Smart building technology and automation are used across our enterprise to monitor and inform energy management decisions. Centralized utility billing management system effectively tracks energy usage across our U.S. facilities, signaling significant deviations from normal usage consumption patterns. Automatic fault detection and diagnostics software is implemented in approximately 75% of our acute care hospitals to monitor the operations of the heating, ventilation and air conditioning system equipment. Most of these facilities also utilize retro-commissioning and monitoring-based commissioning technologies to effectively control and optimize the systems' operations.

- All of our newly built facilities, or those undergoing major renovation, are required to meet, or exceed, all federal, state and local energy efficiency codes, use mechanical-electrical-plumbing systems to optimize energy efficiencies and water conservation and be equipped with emergency back-up generators, with 96 hours of fuel. New construction or major renovation projects costing at least $20 million are required to be assessed for Green Globes® and/or U.S. Green Building Council's Leadership in Energy and Environmental Design certifications. All newly constructed acute care facilities are also expected to achieve an ENERGY STAR® Portfolio Manager Score of 90 or higher.

- Our facilities have policies and procedures that are compliant with the applicable laws and regulations from the Environmental Protection Agency, local departments of health and other regulators who oversee the responsible disposal of pollution and waste. Our Water Management Program ("WMP"), which is co-managed jointly by a third-party company specializing in water safety, oversees programs for potable and process water (e.g., surgical instrument processing) as well as utility water (e.g., cooling tower, boilers) through active management and hazard control validation. The WPM is designed to ensure safe water throughout our buildings and meets ANSI/ASHRAE Standard 188 (Legionellosis: Risk Management for Building Water Systems). The WPM recently incorporated current ANSI/AAMI ST108: 2023 Water standards for the processing of medical devices and standardized "flushing protocols" for facilities to use during terminal cleaning process.

- Our facilities located in the U.K. advanced several environmentally friendly initiatives in 2025 and continued to procure 100% of their electricity from renewable sources. To date, the emission reduction targets for these facilities include:

  o Net zero carbon for direct (Scope 1) and indirect (Scope 2) emissions by 2035.

  o Net zero carbon emissions in supply chain (Scope 3) by 2040.

Our leadership teams use reasonable efforts to manage opportunities and risks related to our facilities, including those related to climate change and other environmental risks.

Revenue and volume trends may be affected by seasonal and severe weather conditions, including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, climate change, current local economic and demographic changes. We have facilities in various geographic areas, including states that have a potentially higher risk of experiencing events such as severe weather conditions. Given the location of our facilities, we are susceptible to revenue loss, cost increase, or damage caused by severe weather conditions or natural disasters such as hurricanes, wildfires, earthquakes, or tornadoes. Any significant loss due to a natural disaster may lead to a significant increase in the cost of insurance and/or a reduction in the availability of insurance on acceptable terms. Climate change may also have effects on our business by increasing the cost of property insurance or making coverage unavailable on acceptable terms. To the extent that significant changes in the climate occur in areas where our facilities are located, we may experience increased frequency of severe weather conditions, natural disasters or other changes to weather patterns, all of which may result in physical damage to or a decrease in demand for properties affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition, revenues, results of operations, or cash flow may be adversely affected.

In addition, operations may be subject to increases in energy prices and/or increased government regulation, such as the limiting of greenhouse gas emissions, intended to mitigate the impact of climate change, severe weather patterns, or natural disasters. These could result in additional required capital and/or operational expenditures to comply with such regulation without a corresponding increase in our revenues.

Competition

The health care industry is highly competitive. In recent years, competition among healthcare providers for patients has intensified in the United States due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures and a shift toward outpatient treatment. In all of the geographical areas in which we operate, there are other facilities that provide services comparable to those offered by our facilities. In addition, some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. Certain hospitals that are located in the areas served by our facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, including outpatient surgical centers and addiction treatment centers offering medically assisted treatments, also increases competition for us. In addition, some of our hospitals face competition from hospitals or surgery centers that are physician owned.

In addition, we depend on the efforts, abilities, and experience of our medical support personnel, including our nurses and other health care professionals, as well as non-professionals such as mental health technicians. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

Certain states in which we operate hospitals have CON laws. The application process for approval of additional covered services, new facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states. In those states that do not have CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See "Regulation and Other Factors."

Our ability to negotiate favorable service contracts with purchasers of group health care services also affects our competitive position and significantly affects the revenues and operating results of our hospitals. Managed care plans, including managed Medicare and Medicaid plans, attempt to direct and control the use of hospital services and to demand that we accept lower rates of payment. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. In return, hospitals secure commitments for a larger number of potential patients. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

An element of our growth strategy is expansion through the acquisition of additional facilities in select markets. The competition to acquire healthcare facilities is significant. We compete for acquisitions with other for-profit healthcare companies, private equity and venture capital firms, as well as not-for-profit entities. Some of our competitors have greater resources than we do. We intend to selectively seek opportunities to expand our base of operations by adhering to our disciplined program of rational growth, but may not be successful in accomplishing acquisitions on favorable terms.

Relationship with Universal Health Realty Income Trust

At December 31, 2025, we held approximately 5.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, which is scheduled to expire on December 31st of each year, pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. The advisory agreement was renewed by the Trust for 2026 at the same rate in place for 2025, 2024 and 2023, providing for an advisory computation at 0.70% of the Trust's average invested real estate assets. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $5.6 million during 2025, approximately $5.5 million during 2024 and $5.3 million during 2023.

In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting.

Our pre-tax share of income from the Trust was $1.0 million during 2025, $1.1 million during 2024 and $0.9 million during 2023, which are included in other income (expense), net, on the accompanying consolidated statements of income for each year. We received dividends from the Trust amounting to $2.3 million during 2025, 2024 and 2023. The carrying value of our investment in the Trust was $4.4 million and $5.8 million at December 31, 2025 and 2024, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $30.9 million at December 31, 2025 and $29.3 million at December 31, 2024, based on the closing price of the Trust's stock on the respective dates.

The Trust commenced operations in 1986 by purchasing certain hospital properties from us and immediately leasing the properties back to our respective subsidiaries. The base rents are paid monthly and the bonus rents, which effective as of January 1, 2022 are applicable only to McAllen Medical Center, are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with those subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

On December 31, 2021, we entered into an asset purchase and sale agreement with the Trust, which was amended during the first quarter of 2022, pursuant to the terms of which: (i) a wholly-owned subsidiary of ours purchased from the Trust the real estate assets of the Inland Valley Campus of Southwest Healthcare System located in Wildomar, California, at its fair market value; (ii) two wholly-owned subsidiaries of ours transferred to the Trust, at their respective fair-market values, the real estate assets of Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes a 211-bed acute care hospital and a 62-bed behavioral health facility), and Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas, and; (iii) we received approximately $4.1 million in cash from the Trust.

As a result of the purchase options within the lease agreements for Aiken and Canyon Creek, the asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP. We have accounted for the asset exchange and substitution transaction with the Trust as a financing arrangement and, since we did not derecognize the real property related to Aiken and Canyon Creek, we will continue to depreciate the assets. Our consolidated balance sheets as of December 31, 2025 and December 31, 2024 reflects a financial liability of $70.0 million and $73.8 million, respectively, which is included in debt, for the fair value of real estate assets that we exchanged as part of the transaction. Our monthly lease payments payable to the Trust will be recorded to interest expense and as a reduction to the outstanding financial liability. The amount allocated to interest expense is determined using our incremental borrowing rate and is based on the outstanding financial liability.

The aggregate rent payable to the Trust in connection with the leases on McAllen Medical Center, Wellington Regional Medical Center, Aiken Regional Medical Center and Canyon Creek Behavioral Health was approximately $21.7 million during 2025 and $21.2 million during 2024.

Pursuant to the Master Leases by certain subsidiaries of ours and the Trust as described in the table below, dated 1986 and 2021 ("the Master Leases") which govern the leases of McAllen Medical Center and Wellington Regional Medical Center (each of which is governed by the Master Lease dated 1986), and Aiken Regional Medical Center and Canyon Creek Behavioral Health (each of which is governed by the Master Lease dated 2021), we have the option to renew the leases at the lease terms described above and below by providing notice to the Trust at least 90 days prior to the termination of the then current term. We also have the right to purchase the respective leased hospitals at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the lease in the event that we provide notice to the Trust of our intent to offer a substitution property/properties in exchange for one (or more) of the hospital properties leased from the Trust should we be unable to reach an agreement with the Trust on the properties to be substituted. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for a specified period after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for a specified period after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, we are the managing, majority member in a joint venture with an unrelated third-party that operates Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. The real property of this facility, which was completed and opened in late 2020, is also leased from the Trust (annual rental of approximately $2.9 million, $2.8 million and $2.7 million during 2025, 2024 and 2023, respectively) pursuant to the lease terms as provided in the table below. In connection with the lease on this facility, the joint venture has the right to purchase the leased facility from the Trust at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below provides certain details for each of the hospitals leased from the Trust as of January 1, 2026:

Hospital Name	Annual Minimum Rent	End of Lease Term	Renewal Term (years)	
McAllen Medical Center	$ 5,485,000	December, 2026	5	(a)
Wellington Regional Medical Center	$ 6,975,000	December, 2026	5	(b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$ 4,257,000	December, 2033	35	(c)
Canyon Creek Behavioral Health	$ 1,925,000	December, 2033	35	(c)
Clive Behavioral Health	$ 2,930,000	December, 2040	50	(d)

(a) We have one 5-year renewal option at existing lease rates (through 2031).
(b) We have one 5-year renewal option at fair market value lease rates (through 2031). On each January 1st through 2026, the annual rent will increase by 2.50% on a cumulative and compounded basis.
(c) We have seven 5-year renewal options at fair market value lease rates (2034 through 2068). On each January 1st through 2033, the annual rent will increase by 2.25% on a cumulative and compounded basis.
(d) This facility is operated by a joint venture in which we are the managing, majority member and an unrelated third-party holds a minority ownership interest. The joint venture has three, 10-year renewal options at computed lease rates as stipulated in the lease (2041 through 2070) and two additional, 10-year renewal options at fair market value lease rates (2071 through 2090). In each January through 2040 (and potentially through 2070 if three, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In addition, certain of our subsidiaries are tenants in several medical office buildings ("MOBs") and two free-standing emergency departments ("FED") owned by the Trust or by limited liability companies in which the Trust holds 95% to 100% of the ownership interest. The current lease terms on these two FEDs, which are located in Weslaco and Mission, Texas, are scheduled to end on January 31, 2030. Pursuant to terms of the leases, the lease rates are scheduled to increase 2% per year through the end of the lease terms. Our subsidiaries have four, 5-year renewal options remaining on each of these FEDs, with the first three renewal options (covering the years 2030 through 2044) providing for 2% annual increases to the lease rates, and the remaining two, 5-year renewal options (covering the years 2045 through 2054) providing for lease rates at the then fair market value. These leases are cross-defaulted with one another and our subsidiaries have the option to purchase the leased properties upon the expiration of each five-year extended term at the fair market value at that time.

In October, 2025, a ground lease and a master flex lease were executed between a wholly-owned subsidiary of ours and the Trust. On this land, the Trust intends to develop, construct and own the Palm Beach Garden Medical Plaza I, an MOB located in Palm Beach Gardens, Florida. This multi-tenant MOB, consisting of 80,000 rentable square feet, is scheduled to be completed during the fourth quarter of 2026. The MOB will be located on the campus of the Alan B. Miller Medical Center, a newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, which is scheduled to be completed and opened during the second quarter of 2026. The 10-year master flex lease agreement, which is subject to reduction based on the execution of third-party leases with the Trust, was executed for approximately 75% of the rentable square feet of the MOB. The Trust has engaged a wholly-owned subsidiary of UHS to act as project manager, and construction of the MOB commenced in February, 2026.

During the third quarter of 2023, the Trust acquired the McAllen Doctor's Center, a 79,500 rentable square feet medical office building located in McAllen, Texas. A master lease was executed between a wholly-owned subsidiary of ours and the Trust, pursuant to the terms of which our subsidiary will master lease 100% of the rentable square feet of the MOB at an initial minimum rent of $624,000 annually. The master lease commenced during August, 2023 and is scheduled to expire in twelve years from that date.

During the first quarter of 2023, the Trust substantially completed construction on a new 86,000 rentable square foot multi-tenant MOB that is located on the campus of Northern Nevada Sierra Medical Center in Reno, Nevada. Northern Nevada Sierra Medical Center, a 170-bed newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, was completed and opened in April, 2022. In connection with this MOB, a ten-year master flex lease was executed between a wholly-owned subsidiary of ours and the Trust (scheduled to expire in March, 2033), pursuant to the terms of which our subsidiary initially agreed to master lease up to approximately 68% of the rentable square feet of the MOB. The master flex lease has been reduced since inception as certain conditions have been met. A ground lease for this facility commenced during 2023 and is scheduled to expire in 2098.

Executive Officers of the Registrant

The executive officers, whose terms will expire at such time as their successors are elected, are as follows:

Name and Age	Present Position with the Company
Marc D. Miller (55)	Chief Executive Officer, President and Director
Alan B. Miller (88)	Executive Chairman of the Board
Steve G. Filton (68)	Executive Vice President, Chief Financial Officer and Secretary
Matthew J. Peterson (56)	Executive Vice President, President of Behavioral Health Division
Edward H. Sim (54)	Executive Vice President, President of Acute Care Division

Mr. Marc D. Miller was appointed Chief Executive Officer and President effective January 1, 2021. He has served as President since May, 2009 and prior thereto served as Senior Vice President and co-head of our Acute Care Hospitals since 2007. He was elected a Director in May, 2006 and Vice President in 2005. He has served in various capacities related to our acute care division since 2000. He was elected to the Board of Trustees of Universal Health Realty Income Trust in December, 2008. He was a member of the Board of Directors of Premier, Inc. from 2015 until Premier, Inc. was sold in November, 2025. Marc D. Miller is the son of Alan B. Miller, our Executive Chairman of the Board.

Mr. Alan B. Miller was appointed Executive Chairman of the Board effective January 1, 2021. He had been Chairman of the Board and Chief Executive Officer since the Company's inception and also served as President from inception until May, 2009. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc. He currently serves as Chairman of the Board, Chief Executive Officer and President of Universal Health Realty Income Trust. He is the father of Marc D. Miller, our Chief Executive Officer, President and Director.

Mr. Filton was elected Executive Vice President in 2017 and continues to serve as Chief Financial Officer since his appointment in 2003. He has also served as Secretary since 1999. He had served as Senior Vice President since 2003, as Vice President and Controller since 1991, and as Director of Corporate Accounting since 1985.

Mr. Peterson's employment with us commenced in September, 2019 as Executive Vice President and President of our Behavioral Health Division. He was formerly employed at UnitedHealth Group for 11 years serving in various capacities including Chief Operating Officer for OptumGovernment, a health services and technology company, as well as various other Senior Vice President/Vice President roles. In addition to his civilian business career, Mr. Peterson served in the Air National Guard ("ANG"), U.S. Airforce, and was promoted to Brigadier General prior to his retirement from the ANG in August, 2024.

Mr. Sim's employment with us commenced in December, 2022 as Executive Vice President and President of our Acute Care Division. He was formerly employed as Chief Operating Officer at Centura Health, since 2017. Prior to joining Centura Health, Mr. Sim served in senior leadership roles of increasing responsibility for 11 years at Baptist Health.

ITEM 1A.   *Risk Factors*

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

Risks Related to Business Operations

A significant portion of our revenue is produced by facilities located in Texas, Nevada and California.

Texas: We own 7 inpatient acute care hospitals, 16 free-standing emergency departments, 2 acute outpatient centers and 20 inpatient behavioral healthcare facilities and 14 behavioral healthcare outpatient facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 16% of our consolidated net revenues during each of 2025 and 2024. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 19% in 2025 and 21% in 2024, of our income from operations after net income attributable to noncontrolling interest.

Nevada: We own 10 inpatient acute care hospitals, 13 free-standing emergency departments, 4 acute outpatient centers and 4 inpatient behavioral healthcare facilities and 1 behavioral outpatient facility as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 17% of our consolidated net revenues during each of 2025 and 2024. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 21% in 2025 and 27% in 2024, of our income from operations after net income attributable to noncontrolling interest.

California: We own 5 inpatient acute care hospitals, 4 acute outpatient centers, 9 inpatient behavioral healthcare facilities and 12 behavioral healthcare outpatient facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 11% of our consolidated net revenues during each of 2025 and 2024. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 13% in 2025 and 12% in 2024, of our income from operations after net income attributable to noncontrolling interest.

This geographic concentration makes us particularly sensitive to regulatory, economic, public health, environmental and competitive conditions in those states. Any material change in the current payment programs or regulatory, economic, public health, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results. In addition, certain of our facilities and our operations in those states may be adversely impacted by wildfires (most particularly in California), winter storms, and other severe weather conditions, which adverse weather conditions may be more frequent and/or severe as the result of climate change. Such wildfires, storms or other severe weather conditions may cause considerable disruptions in our operations due to property damage or electrical outages experienced in affected areas by our personnel, payers, vendors and others, and may cause our commercial property insurance premiums and/or self-insured retentions to increase significantly.

Our revenues and results of operations are significantly affected by payments received from the government and other third party payers.

We derive a significant portion of our revenue from third-party payers, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. Legislation adopted on July 4, 2025 (the One Big Beautiful Budget Act), attaches work and community service requirements to eligibility for Medicaid benefits that will have the effect of limiting Medicaid enrollment and expenditure. That legislation also places limits on provider fees used to increase federal Medicaid funding to states. The legislation prohibits states not previously having expanded Medicaid eligibility, which includes 9 states where we have facilities, to 138% of federal poverty level from increasing the rate of current provider fees which fund certain state supplemental payments or increasing the base of the fee to a class or items of services that the fee did not previously cover. That current provider fee threshold will remain at 6%. For states having expanded Medicaid eligibility under the legislation, the provider fee threshold will be reduced by 0.5% annually between federal fiscal years 2028 and 2032 with the resulting threshold ultimately becoming 3.5%. Under current law, and based on our current expectations, we estimate that, commencing with the 2028 state fiscal years, our aggregate annual net benefit will be reduced, on an annually increasing and relatively pro rata basis, by approximately $432 million to $480 million by 2032. The legislation also eliminates certain insurance exchange premium tax credits beyond 2025 and exchange enrollment is expected to be adversely impacted. On January 8, 2026, the U.S. House of Representatives passed H.R.1834 to extend for three years the enhanced premium tax credits ("EPTCs") that expired on December 31, 2025, which is currently undergoing review in the Senate. Any significant reduction in federal Medicaid funding to states would likely result in states reducing Medicaid payments to us. We are unable to predict the effect of future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, deterioration in general economic conditions and the funding requirements from the federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. All of these changes may be expected to reduce our revenue and likely increase the level of uncompensated care provided by our facilities which will have a material adverse effect on us. In addition, the vast majority of the net revenues generated at our behavioral health facilities located in the United Kingdom are derived from governmental payers. If the rates paid or the scope of services covered by governmental payers in the United States or United Kingdom are reduced, there could be a material adverse effect on our business, financial position and results of operations.

As discussed in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Summary of Various State Medicaid Supplemental Payment Programs,* we receive revenues from various state and county-based programs, including Medicaid in all states in which we operate. We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Washington, D.C., Illinois, Pennsylvania, Kentucky, Tennessee, Virginia, Massachusetts, Michigan, Florida, Mississippi and Washington. Most of these programs are approved on a year-to-year basis and there is no assurance that these revenues will continue at their current rates or at all. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payers, including managed care organizations, significantly affects the revenues and operating results of our hospitals. Private payers, including managed care organizations, increasingly are demanding that we accept lower rates of payment.

We expect that government pressure on managed care organizations through static or reduced funding received by these payers from government sources such as through Medicare Advantage plans will in turn increase the pressure on us to not increase or reduce the rates charged by us to patients covered by those plans. We also expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payers could have a material adverse effect on our financial position and our results of operations.

If we are not able to provide high quality medical care at a reasonable price, patients may choose to receive their health care from our competitors.

In recent years, the number of quality measures that hospitals are required to report publicly has increased. Centers for Medicare and Medicaid Services ("CMS") publishes performance data related to quality measures and data on patient satisfaction surveys that hospitals submit in connection with the Medicare program. Federal law provides for the future expansion of the number of quality measures that must be reported. Additionally, the Patient Protection and Affordable Care Act (the "Legislation") requires all hospitals to annually establish, update and make public a list of their standard charges for products and services. Also, the No Surprises Act, adopted as part of the Consolidated Appropriations Act, 2021 ("CAA"), creates additional price transparency requirements beginning January 1, 2022, including requiring providers to send health plans of insured patients and uninsured patients a good faith estimate of the expected charges and diagnostic codes prior to the scheduled date of the service or item. If any of our hospitals achieve poor results on the quality measures or patient satisfaction surveys (or results that are lower than our competitors) or if our standard charges are higher than our competitors, our patient volume could decline because patients may elect to use competing hospitals or other health care providers that have better metrics and pricing. This circumstance could harm our business and results of operations.

An increase in uninsured and underinsured patients in our acute care facilities or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. However, we also have substantial receivables due to us from certain state-based funding programs. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables, historical collection experience and assessment of probability of future collections. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payer mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Our hospitals face competition for patients from other hospitals and health care providers.

The healthcare industry is highly competitive, and competition among hospitals, and other healthcare providers for patients and physicians has intensified in recent years. In all of the geographical areas in which we operate, there are other facilities that provide services comparable to those offered by our facilities. Some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than we offer. The number of inpatient facilities, as well as outpatient surgical and diagnostic centers, many of which are fully or partially owned by physicians, in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in an increasingly competitive environment.

We also operate health care facilities in the United Kingdom where the National Health Service (the "NHS") is the principal provider of healthcare services. In addition to the NHS, we face competition in the United Kingdom from independent sector providers and other publicly funded entities for patients.

If our competitors are better able to attract patients, recruit physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

Our performance depends on our ability to recruit and retain quality physicians.

Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. As a result, the success and competitive advantage of our hospitals depends, in part, on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and our maintenance of good relations with those physicians. Physicians generally are not employees of our hospitals, and, in a number of our markets, physicians have admitting privileges at other hospitals in addition to our hospitals. They may terminate their affiliation with us at any time. If we are unable to maintain high ethical and professional standards, adequate support personnel and technologically advanced equipment and facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of physicians to practice in certain communities in which our hospitals are located. Our failure to recruit physicians to these communities or the loss of physicians in these communities could make it more difficult to attract patients to our hospitals and thereby may have a material adverse effect on our business, financial condition and results of operations. The loss of one or more of these physicians, even if temporary, could cause a material reduction in our revenues, which could take significant time to replace given the difficulty and cost associated with recruiting and retaining physicians.

In connection with the operations at our George Washington University Hospital and Cedar Hill Regional Medical Center located in Washington, D. C. (the "District Hospitals"), we recently agreed to the framework of an agreement with The George Washington University (the "University") and the faculty medical group, The Medical Faculty Associates, Inc., to change the arrangement among the parties. The transaction, which is pending completion and subject to execution of definitive agreements, is anticipated to close during the second quarter of 2026. Should this transaction be finalized as tentatively agreed, among other things: (i) a new taxable non-profit subsidiary of ours will employ a large number, but not all, of their physicians and allied health professionals who had been part of that group, and; (ii) we will assume financial and management responsibility for that group. With this transaction, there is a risk that some physicians who have traditionally treated their patients at the District Hospitals may choose to not join or remain with the new physician group or treat their patients at the District Hospitals. If the transaction is not consummated, or the anticipated benefits of the transition are not realized, the operations and financial performance of the District Hospitals could be materially adversely impacted which could potentially result in a material adverse effect on our consolidated results of operations.

Continued increase in hospital based physician expenses will materially affect our costs and results of operations.

In our acute care segment, during the past few years we experienced significant increases in hospital-based physician related expenses, especially in the areas of emergency room care and anesthesiology. We have implemented various initiatives to mitigate the increased expense, to the degree possible, which has moderated the rate of increase experienced during the past several years. However, significant increases in these physician related expenses could have a material unfavorable impact on our future results of operations.

If we do not continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets will be adversely affected.

The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to health care providers. To compete effectively, we must continually assess our equipment needs and upgrade when significant technological advances occur. If our facilities do not stay current with technological advances in the health care industry, patients may seek treatment from other providers and/or physicians may refer their patients to alternate sources, which could adversely affect our results of operations and harm our business.

Our performance depends on our ability to attract and retain qualified nurses and medical support staff and we face competition for staffing that may increase our labor costs and harm our results of operations.

We depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

The nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. In particular, like others in the healthcare industry, we experienced a shortage of nurses and other clinical staff and support personnel at our acute care and behavioral health care hospitals in many geographic areas which was exacerbated by the COVID-19 pandemic. In some areas, the increased demand for care during the COVID-19 pandemic put a strain on our resources and staff, which required us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. Personnel shortages may require us to further enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel or require us to hire expensive temporary personnel. To the extent we cannot maintain sufficient staffing levels at our hospitals, we may be required to limit the acute and behavioral health care services provided at certain of our hospitals which would have a corresponding adverse effect on our net revenues.

In addition, in some markets such as California, there are requirements to maintain specified nurse-staffing levels which could adversely affect our results of operations by increasing our salaries, wages and benefits expense, and/or by decreasing our net revenues to the extent we cannot meet those staffing levels. California legislation required the adoption of staffing standards specific to acute psychiatric hospitals and requirements to determine appropriate licensed staffing based on patient acuity and care needs no later than January 31, 2026. While implementation of these standards has been postponed until June 1, 2026, allowing the California Department of Public Health to better assess public comments, the Department has instructed that the implemented ratios are not expected to be less than those already addressed in draft regulatory language. If California increases mandatory nurse-staffing ratios or additional states in which we operate adopt mandatory nurse-staffing ratios, such changes could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions in order to meet the required ratios.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

Increased labor union activity is another factor that could adversely affect our labor costs. Union organizing activities and certain potential changes in federal labor laws and regulations could increase the likelihood of employee unionization in the future, to the extent a greater portion of our employee base unionized, it is possible our labor costs could increase materially.

The failure of certain employers, or the closure of certain facilities, could have a disproportionate impact on our hospitals.

The economies in the communities in which our hospitals operate are often dependent on a small number of large employers. Those employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and other health care facilities for their care. The failure of one or more large employer or the closure or substantial reduction in the number of individuals employed at facilities located in or near the communities where our hospitals operate, could cause affected employees to move elsewhere to seek employment or lose insurance coverage that was otherwise available to them. The occurrence of these events could adversely affect our revenue and results of operations, thereby harming our business.

The trend toward value-based purchasing may negatively impact our revenues.

We believe that value-based purchasing initiatives of both governmental and private payers tying financial incentives to quality and efficiency of care will increasingly affect the results of operations of our hospitals and other healthcare facilities and may negatively impact our revenues if we are unable to meet expected quality standards. The Legislation contains a number of provisions intended to promote value-based purchasing in federal healthcare programs. Medicare now requires providers to report certain quality measures in order to receive full reimbursement increases for inpatient and outpatient procedures that were previously awarded automatically. In addition, hospitals that meet or exceed certain quality performance standards will receive increased reimbursement payments, and hospitals that have "excess readmissions" for specified conditions will receive reduced reimbursement. Furthermore, Medicare no longer pays hospitals additional amounts for the treatment of certain hospital-acquired conditions unless the conditions were present at admission. Beginning in federal fiscal year 2015, hospitals that rank in the worst 25% of all hospitals nationally for hospital acquired conditions in the previous year were subject to reduced Medicare reimbursements. The Legislation also prohibits the use of federal funds under the Medicaid program to reimburse providers for treating certain provider-preventable conditions.

There is a trend among private payers toward value-based purchasing of healthcare services, as well. Many large commercial payers require hospitals to report quality data, and several of these payers will not reimburse hospitals for certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues if we are unable to meet or maintain high quality standards established by both governmental and private payers.

Controls designed to reduce inpatient services and increasing rates of "denials" may reduce our revenues.

Controls imposed by third-party payers designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payer-required preadmission authorization and utilization review and by payer pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. In addition, we have been experiencing increasing rates of denied claims ("denials") from managed care payers, including managed Medicare, which have reduced our net revenues and increased our operating costs as we devote additional resources to enhanced documentation and collection efforts. Although we cannot predict the effect these factors will have on our operations, significant limits on the scope of services reimbursed, and reimbursements withheld due to denials, could have a material adverse effect on our business, financial position and results of operations.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our local hospital management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

Risks Related to the Regulatory Environment

Reductions or changes in Medicare and Medicaid funding could have a material adverse effect on our future results of operations.

The Budget Control Act of 2011 (the "Budget Control Act") mandated significant reductions in federal spending for fiscal years 2012-2021, including a reduction of 2% on all Medicare payments during this period. The most recent legislation extended these reductions through 2032. Please see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Sources of Revenue-Medicare*, for additional disclosure.

Beginning in federal fiscal year 2028, the Medicaid disproportionate share hospital ("DSH") allotment to the states from federal funds will be reduced. During the reduction period, state Medicaid DSH allotments from federal funds will be reduced by $8 billion. Reductions are imposed on states based on percentage of uninsured individuals, Medicaid utilization and uncompensated care. We receive Medicaid DSH payments in certain states including, most significantly, Texas. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states. We can provide no assurance that reductions to revenues earned pursuant to these programs, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

We are subject to uncertainties regarding health care reform.

On March 23, 2010, President Obama signed into law the Legislation. Two primary goals of the Legislation are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

Although it was expected that as a result of the Legislation there would be a reduction in uninsured patients, which would reduce our expense from uncollectible accounts receivable, the Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation implements a value-based purchasing program, which will reward the delivery of efficient care. Conversely, certain facilities will receive reduced reimbursement for failing to meet quality parameters; such hospitals will include those with excessive readmission or hospital-acquired condition rates. As a result of the 2024 and upcoming 2026 federal elections it remains unclear what portions of that legislation may remain, or what any replacement or alternative programs may be created by future legislation.

A 2012 U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion program by reducing their existing Medicaid funding. Therefore, states can choose to accept or not to participate without risking the loss of federal Medicaid funding. As a result, many states, including Texas, have not expanded their Medicaid programs without the threat of loss of federal funding. In the past, CMS has granted section 1115 demonstration waivers providing for work and community engagement requirements for certain Medicaid eligible individuals. The previous Trump administration's section 1115 waiver policy emphasized work requirements, eligibility restrictions on Medicaid, and capped funding. The second Trump administration may, again, take a similar approach.

The Legislation also contained provisions aimed at reducing fraud and abuse in healthcare. The Legislation amended several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Legislation also expanded the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities. A repeal of the Legislation, in whole or in relevant part, may result in physicians being able to expand ownership interest in hospitals.

Initiatives to repeal or modify the Legislation, in whole or in part, have been persistent. While President Trump did not campaign on repeal of the Legislation, executive and legislative efforts to eliminate or reduce the effect of certain Legislation provisions may yet occur. The ultimate outcomes of legislative attempts to repeal or amend the Legislation and legal challenges to the

Legislation are unknown. Legislation has already been enacted that has eliminated the penalty for failing to maintain health coverage that was an integral part of the original Legislation.

It remains unclear what portions of the Legislation may remain, or whether any replacement or alternative programs may be created by any future legislation. Any such future repeal or replacement may have significant impact on the reimbursement for healthcare services generally, and may create reimbursement for services competing with the services offered by our hospitals. Accordingly, there can be no assurance that the adoption of any future federal or state healthcare reform legislation will not have a negative financial impact on our hospitals, including their ability to compete with alternative healthcare services funded by such potential legislation, or for our hospitals to receive payment for services.

The Legislation and its implementation have been, and remain, politically controversial. While attempts to repeal the entirety of the Legislation have not been successful to date, a key provision of the Legislation was repealed as part of the Tax Cuts and Jobs Act and on December 14, 2018, a Texas Federal District Court Judge declared the Legislation unconstitutional, reasoning that the individual mandate tax penalty was essential to and not severable from the remainder of the Legislation. The case was appealed to the U.S. Supreme Court which ultimately held in *California v. Texas* that the plaintiffs lacked standing to challenge the Legislation's requirement to obtain minimum essential health insurance coverage, or the individual mandate. The Court dismissed the case without specifically ruling on the constitutionality of the Legislation. On September 7, 2022, the same Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that the requirement that certain health plans cover services with an "A" or "B" recommendation from the U.S. Preventive Services Task Force without cost sharing violates the Appointments Clause of the U.S. Constitution and that the coverage of certain HIV prevention medication violates the Religious Freedom Restoration Act. The matter was ultimately appealed before the U.S. Supreme Court, which in its June 2025 *Kennedy v. Braidwood Management* decision, opined in favor of HIV preventive care coverage. The impact of this decision on us cannot be predicted.

The Inflation Reduction Act of 2022 ("IRA") was passed on August 16, 2022, which among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, beginning with 10 high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. The IRA also continued certain subsidies for individuals to obtain private health insurance under the Legislation through 2025. These enhanced subsidies expired on December 31, 2025. The Trump administration has already taken steps to undo certain Biden-era executive orders, including those intended to lower drug costs for beneficiaries, and to freeze funding for federal programs. While the administration's initial freeze has since been rescinded, the administration is likely to make other attempts to reduce federal program expenditures and can generally be expected to oppose increases in ACA and Medicaid enrollment.

Under the Legislation, hospitals are required to make public a list of their standard charges, and effective January 1, 2019, CMS has required that this disclosure be in machine-readable format and include charges for all hospital items and services and average charges for diagnosis-related groups. On November 27, 2019, CMS published a final rule on "Price Transparency Requirements for Hospitals to Make Standard Charges Public." This rule took effect on January 1, 2021 and requires all hospitals to also make public their payer-specific negotiated rates, minimum negotiated rates, maximum negotiated rates and cash for all items and services, including individual items and services and service packages, that could be provided by a hospital to a patient. On April 26, 2023, CMS announced updated enforcement processes that requires a shortened timeline for coming into compliance when a violation has been identified and the automatic imposition of a civil monetary penalties in certain circumstances of noncompliance. Failure to comply with these requirements may result in daily monetary penalties.

As part of the CAA, Congress passed legislation aimed at preventing or limiting patient balance billing in certain circumstances. The CAA addresses surprise medical bills stemming from emergency services, out-of-network ancillary providers at in-network facilities, and air ambulance carriers. The legislation prohibits surprise billing when out-of-network emergency services or out-of-network services at an in-network facility are provided, unless informed consent is received. The law provides for a 30-day negotiation period for providers and payers to settle out-of-network claims. If no agreement is reached after this period, either party may opt for a binding independent dispute resolution ("IDR") process. CMS regulations and guidance implementing the IDR process has been subject to a significant amount of provider-initiated litigation. As a result, portions of those regulations and guidance materials have been vacated by a federal district court, causing CMS to, on several occasions, pause and resume IDR process operations, causing significant delay in the processing of claims. Additionally, arguments made by the plaintiffs in such litigation have included allegations that CMS's regulations and guidance materials are favorable to payers. For these reasons, there can be no assurances that we will receive timely payments in connection with this process.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as the Emergency Medical Treatment and Active Labor Act, or EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. Our obligations under EMTALA may increase substantially going forward. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA is proposed and adopted, our results of operations will be harmed.

If we fail to continue to meet the promoting interoperability criteria related to electronic health record systems ("EHR"), our operations could be harmed.

Pursuant to Health Information Technology for Economic and Clinical Health ("HITECH") regulations, hospitals that did not qualify as a meaningful user of EHR by 2015 were subject to a reduced market basket update to the inpatient prospective payment system ("IPPS") standardized amount in 2015 and each subsequent fiscal year. In the 2019 IPPS final rule, CMS re-named the meaningful use program to "promoting interoperability". We believe that all of our acute care hospitals have met the applicable promoting interoperability criteria and therefore are not subject to a reduced market basked update to the IPPS standardized amount. However, under the HITECH Act, hospitals must continue to meet the applicable criteria in each fiscal year or they will be subject to a market basket update reduction in a subsequent fiscal year. Failure of our acute care hospitals to continue to meet the applicable criteria would have an adverse effect on our future net revenues and results of operations.

If we fail to comply with extensive laws and government regulations, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: hospital billing practices and prices for services; relationships with physicians and other referral sources; adequacy of medical care and quality of medical equipment and services; ownership of facilities; qualifications of medical and support personnel; confidentiality, maintenance, privacy and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

Among these laws are the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, ("HIPAA"), the federal anti-kickback statute and the provision of the Social Security Act commonly known as the "Stark Law." These laws, and particularly the anti-kickback statute and the Stark Law, impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into communities served by our hospitals. The Office of the Inspector General of the Department of Health and Human Services, or OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. A number of our current arrangements, including financial relationships with physicians and other referral sources, may not qualify for safe harbor protection under the anti-kickback statute. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute. CMS published a Medicare self-referral disclosure protocol, which is intended to allow providers to self-disclose actual or potential violations of the Stark law. Because there are only a few judicial decisions interpreting the Stark law, there can be no assurance that our hospitals will not be found in violation of the Stark Law or that self-disclosure of a potential violation would result in reduced penalties.

Federal regulations issued under HIPAA contain provisions that require us to implement and, in the future, may require us to implement additional costly electronic media security systems and to adopt new business practices designed to protect the privacy and security of each of our patient's health and related financial information. Such privacy and security regulations impose extensive administrative, physical and technical requirements on us, restrict our use and disclosure of certain patient health and financial information, provide patients with rights with respect to their health information and require us to enter into contracts extending many of the privacy and security regulatory requirements to third parties that perform duties on our behalf. Additionally, recent changes to HIPAA regulations may result in greater compliance requirements, including obligations to report breaches of unsecured patient data, as well as create new liabilities for the actions of parties acting as business associates on our behalf.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws (see *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K), or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be. See *Item 1 Business—Self-Referral and Anti-Kickback Legislation*.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

We also operate health care facilities in the United Kingdom and have operations and commercial relationships with companies in other foreign jurisdictions and, as a result, are subject to certain U.S. and foreign laws applicable to businesses generally, including anti-corruption laws. The Foreign Corrupt Practices Act regulates U.S. companies in their dealings with foreign officials, prohibiting bribes and similar practices, and requires that they maintain records that fairly and accurately reflect transactions and appropriate internal accounting controls. In addition, the United Kingdom Bribery Act has wide jurisdiction over certain activities that affect the United Kingdom.

Our operations in the United Kingdom are also subject to a high level of regulation relating to registration and licensing requirements employee regulation, clinical standards, environmental rules, data protection as well as other areas. We are also subject to a highly regulated business environment, and failure to comply with the various laws and regulations, applicable to us could lead to substantial penalties, and other adverse effects on our business. United Kingdom data protection laws, including the UK Data Protection Act and legislation commonly referred to as the UK GDPR, has required us to implement, and in the future may require us to implement, additional costly, technical and organizational measures designed to protect the privacy and security of each of our patient's health and related financial information, and other personal information.

We are subject to occupational health, safety and other similar regulations and failure to comply with such regulations could harm our business and results of operations.

We are subject to a wide variety of federal, state and local occupational health and safety laws and regulations. Regulatory requirements affecting us include, but are not limited to, those covering: (i) air and water quality control; (ii) occupational health and safety (e.g., standards regarding blood-borne pathogens and ergonomics, etc.); (iii) waste management; (iv) the handling of asbestos, polychlorinated biphenyls and radioactive substances; and (v) other hazardous materials. If we fail to comply with those standards, we may be subject to sanctions and penalties that could harm our business and results of operations.

We are subject to pending legal actions, purported stockholder class actions, governmental investigations and regulatory actions.

We and our subsidiaries are subject to pending legal actions, governmental investigations and regulatory actions (see *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K). We may become subject to additional medical malpractice lawsuits, product liability lawsuits, class action lawsuits and other legal actions in the ordinary course of business.

Defending ourselves against the allegations in the lawsuits and governmental investigations, or similar matters and any related publicity, could potentially entail significant costs and could require significant attention from our management and our reputation could suffer significantly.

For example, as discussed elsewhere herein, Cumberland Hospital for Children and Adolescents ("Cumberland"), an indirect subsidiary of the Company, is a defendant in multi-plaintiff lawsuits filed in the Circuit Court for Richmond, Virginia (the "Cumberland Litigation"), relating to allegations of inappropriate sexual contact during medical examinations by Dr. Daniel Davidow, an independent contractor and the former medical director for Cumberland. The Company and UHS of Delaware, Inc., our administrative services subsidiary ("UHS Delaware"), were also named as co-defendants in the Cumberland Litigation. Plaintiffs have asserted claims of negligence, assault and battery (against Dr. Davidow), false imprisonment, violations of the Virginia Consumer Protection Act ("VCPA"), and vicarious liability for Dr. Davidow's conduct against Cumberland, the Company, and UHS Delaware. The Company and UHS Delaware were dismissed from the action during the trial, which occurred in September, 2024. On September 27, 2024, a jury entered a verdict finding Dr. Davidow and Cumberland liable and awarded these three plaintiffs combined compensatory damages of $60 million for all liability theories, an additional combined $180 million in trebled damages for violation of the VCPA, and an additional combined $120 million in punitive damages. Cumberland has filed post-trial motions challenging this verdict, including the amounts awarded in the verdict. Based upon Virginia law, the Court has recently reduced the punitive damage amount to a combined maximum of $1.05 million ($350,000 per plaintiff). Cumberland has filed a notice of appeal on the remaining verdict. Plaintiffs have separately filed a notice of appeal seeking to challenge the dismissal of the Company and UHS Delaware during trial, and the Court's order reducing the punitive damages award against Cumberland. These appeals were recently dismissed by the appellate court without prejudice as premature because the judgments in favor of the first three plaintiffs are neither final nor enforceable at this time. There are approximately 40 additional plaintiffs making similar allegations with claims pending in the Cumberland Litigation. The Company and UHS Delaware remain defendants with respect to the remaining plaintiffs. We expect that the trials for the remaining plaintiffs, as well as any additional plaintiffs, will be scheduled at various times over the next several years. The next trial is tentatively planned to commence in August, 2026.

We are uncertain as to the ultimate financial exposure related to the Cumberland matter (which relate to occurrences in the 2020 policy year) and we can make no assurances regarding timing or substance of their outcome, or the amount of damages that may be ultimately held recoverable after post-judgment proceedings and appeals. As of December 31, 2025, without reduction for any potential amounts related to the Cumberland matter, the Company and its subsidiaries have aggregate insurance coverage of approximately $143 million remaining under commercial policies for matters applicable to the 2020 policy year (in excess of the applicable self-insured retention amounts of $10 million per single occurrence/$25 million for multi-plaintiff matters for professional liability claims and $3 million per occurrence for general liability claims). In the event the resolution of the Cumberland matter exhausts all or a significant portion of our/our subsidiaries' remaining commercial insurance coverage related to the 2020 policy year, or the Cumberland matter causes the posting of large bonds or other collateral during the appeal processes, our future results of operations and capital resources would be materially adversely impacted.

UHS Delaware is also a defendant in a lawsuit filed in Washoe County, Nevada, along with Pinnacle Management Group NV, LLC ("Pinnacle Medical Group", in which a subsidiary of the Company holds a 50% interest) and several individuals. The Company was previously dismissed from the lawsuit. The lawsuit contains allegations of intentional interference with contractual relationships and prospective economic advantage resulting from the departure of several physicians from St. Mary's Medical Group in Reno, Nevada, who joined Pinnacle Medical Group in 2021. A trial of this matter was concluded on September 26, 2025, with a verdict rendered against UHS Delaware and the other defendants for approximately $4.7 million in compensatory damages. The jury also awarded punitive damages against UHS Delaware of $500 million and lesser amounts against some of the other defendants. Based upon Nevada statutory law, we expect the punitive damages to be reduced to a maximum of approximately $14 million. We also believe that recent Nevada Supreme Court precedent could further reduce the amount of punitive damages.

UHS Delaware, and the other defendants are evaluating all legal options and intend to challenge this verdict in post-judgment trial court proceedings and on appeal. We are uncertain as to the ultimate financial exposure related to this matter and we can make no assurance regarding its outcome, or the amount of damages that may be recoverable after post-judgment proceedings and appeals. If we are unsuccessful in reversing the verdict, or significantly reducing the level of damages, or we are required to post a substantial bond pending appeal, this matter could have a material adverse effect on the financial condition of the Company.

We are unable to predict the outcome of these litigation matters or to reasonably estimate the amount or range of any such loss; however, these lawsuits and the related publicity and news articles that have been published concerning these matters could have a material adverse effect on our business, financial condition, results of operations and/or cash flows which in turn could cause a decline in our stock price. In an effort to resolve one or more of these matters, we may choose to negotiate a settlement. Amounts we pay to settle any of these matters may be material.

All professional and general liability insurance we purchase is subject to policy limitations. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts and jury verdicts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience, applicable per occurrence and aggregate self-insured retentions, and limitations and exclusions pursuant to our commercial insurance policies, is used in estimating our expected liability for self-insured claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant exposure to professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us, and/or reductions in the amount of commercial coverage available to us, will not have a material adverse effect on our future results of operations. In addition, our commercial insurance coverage for the period commencing in March, 2025, contains less favorable terms than previous years including coverage exclusions for incidents involving sexual molestation or abuse, higher premiums and potentially lower aggregate limitations.

We are and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of our legal proceedings or other loss contingencies, or if successful claims and other actions are brought against us in the future, there could be a material adverse impact on our financial position, results of operations and liquidity.

In particular, government investigations, as well as qui tam and stockholder lawsuits, may lead to material fines, penalties, damages payments or other sanctions, including exclusion from government healthcare programs. The federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits on behalf of the government against companies alleging that the defendant has defrauded the federal government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of whistleblower lawsuits that have been filed against providers has increased significantly in recent years. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards.

All of our hospitals are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our healthcare facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and our business could be materially adversely effected.

State efforts to regulate the construction or expansion of health care facilities could impair our ability to expand.

Certain states in which we operate hospitals have certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Our failure to obtain necessary state approval could result in our inability to complete a particular hospital acquisition, expansion or replacement, make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs, result in the revocation of a facility's license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Changes to U.S. and other countries' trade policies and other factors beyond our control may adversely impact our business and operating results.

Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from where our import products or materials (either directly or through our suppliers) could have an impact on our competitive position, business operations and financial results. Beginning in February 2025, the U.S. government has imposed or has threatened to impose new tariffs, including on imported products from the European Union, Mexico, Canada and China. The impact of these tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. If significant tariffs or other restrictions are imposed on our imported pharmaceutical ingredients, medical devices, medical equipment and their ingredients and components, there could be significant strain on our supply chains, causing major disruptions in procurement processes and contract negotiations with suppliers due to increased costs, pricing volatility, longer procurement lead times and supply shortages stemming from increased production costs and import restrictions. As a result, we have to attempt to shift increased costs onto insurers and patients (in the form of higher service charges), reduce procurement volumes and delay equipment upgrades to mitigate financial strain. While we continue to evaluate the potential impact of the new tariffs on our business, given the uncertainty regarding the scope and duration of any new tariffs, as well as the potential for additional tariffs or trade barriers by the U.S., the European Union, Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful.

Risks Related to Information Technology

A cyber security incident could cause a violation of HIPAA, breach of patient or other persons privacy, or other negative impacts.

We rely extensively on our information technology ("IT") systems to manage clinical and financial data, communicate with our patients, payers, vendors and other third parties and summarize and analyze operating results. In addition, we have made significant investments in technology to adopt and utilize electronic health records and to become meaningful users of health information technology pursuant to the American Recovery and Reinvestment Act of 2009. Our IT systems, and the networks and information systems of third parties that we rely on, are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and our disaster recovery planning cannot account for all eventualities. Our systems, in turn, interface with and rely on third-party systems that we do not control, including medical devices and other processes supporting the interoperability of healthcare infrastructures. Third parties to whom we outsource certain of our functions, or with whom our systems interface and who may, in some instances, store our sensitive and confidential data, are also subject to the risks outlined above and may not have or use controls effective to protect such information. An attack, breach or other system disruption affecting any of these third parties could similarly harm our business.

As cyber criminals continue to become more sophisticated through evolution of their tactics, techniques and procedures, we have taken, and will continue to take, additional preventive measures to strengthen the cyber defenses of our networks and data. Although we continue to regularly review and enhance our IT systems and cybersecurity controls, we and our third-party provider have experienced, and may experience in the future, cybersecurity incidents. While to date no incident had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. If any of our or our third-party service providers' systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience loss or corruption of critical data such as protected health information or other data subject to privacy laws and proprietary business information and interruptions or disruptions and delays in our ability to perform critical functions, which could materially and adversely affect our businesses and results of operations and could result in significant penalties or fines, litigation, loss of customers, significant damage to our reputation and business, and other losses. In the event of a material breach or cyber-attack, the associated expenses and losses may exceed our current insurance coverage for such events. In addition, some adverse consequences are not insurable, such as reputational harm and third-party business interruption. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data or proprietary business information. Further, consumer confidence in the integrity, availability and confidentiality of information systems and information, including patient personal information and critical operations data, in the healthcare industry generally could be impacted to the extent there are successful cyberattacks at other healthcare services companies, which could have a material adverse effect on our business, financial position or results of operations.

Risks Related to the Market Conditions and Liquidity

Our revenues and volume trends may be adversely affected by certain factors over which we have no control.

Our revenues and volume trends are dependent on many factors, including physicians' clinical decisions and availability, payer programs shifting to a more outpatient-based environment, whether or not certain services are offered, seasonal and severe weather conditions, including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, climate change, current local economic and demographic changes. We have a high concentration of facilities in various geographic areas, including states that have a potentially higher risk of experiencing events such as severe weather conditions and earthquakes. Given the location of our facilities, we are particularly susceptible to revenue loss, cost increase, or damage caused by severe weather conditions or natural disasters such as hurricanes, wildfires, earthquakes, or tornadoes. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance or unavailability on acceptable terms. Climate change may also have effects on our business by increasing the cost of property insurance or making coverage unavailable on acceptable terms. To the extent that significant changes in the climate occur in areas where our facilities are located, we may experience increased frequency of severe weather conditions or natural disasters or other changes to weather patterns, all of which may result in physical damage to or a decrease in demand for properties affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition, revenues, results of operations, or cash flow may be adversely affected. In addition, government regulation intended to mitigate the impact of climate change, severe weather patterns, or natural disasters could result in additional required capital expenditures to comply with such regulation without a corresponding increase in our revenues. In addition, technological developments and pharmaceutical improvements may reduce the demand for healthcare services or the profitability of the services we offer.

A worsening of economic and employment conditions in the United States could materially affect our business and future results of operations.

Our patient volumes, revenues and financial results depend significantly on the universe of patients with health insurance, which to a large extent is dependent on the employment status of individuals in our markets. Worsening of economic conditions, including inflation and rising interest rates, may result in a higher unemployment rate which may increase the number of individuals without health insurance. As a result, our facilities may experience a decrease in patient volumes, particularly in less intense, more elective service lines, or an increase in services provided to uninsured patients. These factors could have a material unfavorable impact on our future patient volumes, revenues and operating results.

In addition, as of December 31, 2025, we had approximately $4.0 billion of goodwill recorded on our consolidated balance sheet. Should the revenues and financial results of our acute care and/or behavioral health care facilities be materially, unfavorably impacted due to, among other things, a worsening of the economic and employment conditions in the United States that could negatively impact our patient volumes and reimbursement rates, a continued rise in the unemployment rate and increases in the number of uninsured patients treated at our facilities, we may incur future charges to recognize impairment in the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our financial results.

As inflationary pressures increase our operating costs, we may be unable to pass on the increased costs associated with providing healthcare services to our patients.

We are experiencing inflationary pressures, primarily in personnel costs, and we anticipate continuing impacts on other cost areas within the next twelve months. The extent of any future impacts from inflation on our business and our results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, our expenses could increase faster than anticipated and we may utilize our capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which we operate, our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws, which in certain circumstances, limit our ability to increase prices, commercial payers may be unwilling or unable to increase reimbursement rates commensurate with the inflationary impacts on our costs.

We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse effect on the cash flow return on investment relating to our capital projects.

The cost of construction materials and labor has significantly increased. As we continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care, we spend large amounts of money generated from our operating cash flow or borrowed funds. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

The deterioration of credit and capital markets may adversely affect our access to sources of funding and we cannot be certain of the availability and terms of capital to fund the growth of our business when needed.

We require substantial capital resources to fund our acquisition growth strategy and our ongoing capital expenditure programs for renovation, expansion, construction and addition of medical equipment and technology. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We cannot predict, however, whether financing for our growth plans and capital expenditure programs will be available to us on satisfactory terms when needed, which could harm our business.

To fund all or a portion of our future financing needs, we rely on borrowings from various sources including fixed rate, long-term debt as well as borrowings pursuant to our revolving credit facility. If any of the lenders were unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact our results of operations and financial condition. The increase in interest rates has substantially increased our borrowing costs and reduced our ability to access the capital markets on favorable terms. Additional increases in interest rates and the effect on capital markets could adversely affect our ability to carry out our strategy.

Our $700 million, 1.65% senior notes ("2026 Notes") mature on September 1, 2026. Market interest rates have increased significantly since the 2026 Notes were issued in 2021. We expect that we will refinance the 2026 Notes at significantly higher interest rates which will significantly increase our interest expense thereby decreasing our net income attributable to UHS.

Risks Related to Our Common Stock

The number of outstanding shares of our Class B Common Stock is subject to potential increases or decreases.

At December 31, 2025, 21.3 million shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock. To the extent that these shares are converted into or exercised for shares of Class B Common Stock, the number of shares of Class B Common Stock available for trading in the public market place would increase substantially and the current holders of Class B Common Stock would own a smaller percentage of that class.

In addition, from time-to-time, our Board of Directors approve stock repurchase programs authorizing us to purchase shares of our Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Such repurchases decrease the number of outstanding shares of our Class B Common Stock. Pursuant to our stock repurchase program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

In October 2025, our Board of Directors authorized a $1.5 billion increase to our stock repurchase program. During 2025, in conjunction with this program, we have repurchased approximately 4.7 million shares at an aggregate cost of approximately $899 million. As of December 31, 2025, we had an aggregate available repurchase authorization of approximately $1.425 billion.

Our ability to repurchase shares will depend upon, among other factors, our cash flows from operations, our available capital and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, and investing in our existing markets as well as our results of operations, financial condition, interest rates, our access to the capital markets and other factors beyond our control that our Board of Directors may deem relevant. A suspension or elimination of our share repurchase could have a negative effect on our stock price.

Conversely, as a potential means of generating additional funds to operate and expand our business, we may from time-to-time issue equity through the sale of stock which would increase the number of outstanding shares of our Class B Common Stock. Based upon factors such as, but not limited to, the market price of our stock, interest rate on borrowings and uses or potential uses for cash, repurchase or issuance of our stock could have a dilutive effect on our future basic and diluted earnings per share.

The right to elect the majority of our Board of Directors and the majority of the general shareholder voting power resides with the holders of Class A and C Common Stock, the majority of which is owned by Alan B. Miller, Executive Chairman of our Board of Directors.

Our Restated Certificate of Incorporation provides that, with respect to the election of directors, holders of Class A Common Stock vote as a class with the holders of Class C Common Stock, and holders of Class B Common Stock vote as a class with holders of Class D Common Stock, with holders of all classes of our Common Stock entitled to one vote per share.

As of March 17, 2025, the shares of Class A and Class C Common Stock, which constituted 11.1% of the aggregate outstanding shares of our Common Stock, had the right to elect five members of the Board of Directors and constituted 90.8% of our general voting power as of that date. Also as of that date, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options), which constituted 88.9% of the outstanding shares of our Common Stock, had the right to elect two members of the Board of Directors and constituted 9.2% of our general voting power as of that date.

As to matters other than the election of directors, our Restated Certificate of Incorporation provides that holders of Class A, Class B, Class C and Class D Common Stock all vote together as a single class, except as otherwise provided by law.

Each share of Class A Common Stock entitles the holder thereof to one vote; each share of Class B Common Stock entitles the holder thereof to one-tenth of a vote; each share of Class C Common Stock entitles the holder thereof to 100 votes (provided the holder of Class C Common Stock holds a number of shares of Class A Common Stock equal to ten times the number of shares of Class C Common Stock that holder holds); and each share of Class D Common Stock entitles the holder thereof to ten votes (provided the holder of Class D Common Stock holds a number of shares of Class B Common Stock equal to ten times the number of shares of Class D Common Stock that holder holds).

In the event a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, less than ten times the number of shares of Class C or Class D Common Stock that holder holds, then that holder will be entitled to only one vote for every share of Class C Common Stock, or one-tenth of a vote for every share of Class D Common Stock, which that holder holds in excess of one-tenth the number of shares of Class A or Class B Common Stock, respectively, held by that holder. The Board of Directors, in its discretion, may require beneficial owners to provide satisfactory evidence that such owner holds ten times as many shares of Class A or Class B Common Stock as Class C or Class D Common Stock, respectively, if such facts are not apparent from our stock records.

Since a substantial majority of the Class A shares and Class C shares are controlled by Mr. Alan B. Miller and members of his family, one of whom is Marc D. Miller, our Chief Executive Officer, President and a director, and they can elect a majority of our company's directors and effect or reject most actions requiring approval by stockholders without the vote of any other stockholders, there are potential conflicts of interest in overseeing the management of our company.

In addition, because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, our business and prospects and the trading price of our securities could be adversely affected.

ITEM 1B.   *Unresolved Staff Comments*

None.

ITEM 1C.   *Cybersecurity*

Cybersecurity risk management and strategy

Protecting our data, which includes information related to our patients, members, and customers, is a primary area of our focus. Given the critical nature of this information, we have developed and implemented a robust cybersecurity risk management program to assess, identify, and manage risks associated with cybersecurity threats as identified in Item 106(a) of Regulation S-K. Our cybersecurity program is designed to support the confidentiality, integrity, availability, and resilience of our information systems and the continuity of our operations, including those supporting patient care. Cybersecurity is an important and integrated part of our risk management program that identifies, monitors and mitigates business, operational and legal risks.

 Our cybersecurity risk management program incorporates a multi-tiered governance and risk assessment structure, including ongoing evaluation of applicable laws and regulations, internal policies and standards, technical vulnerabilities, threat intelligence, and resource adequacy. Such risks include operational, intellectual property theft, fraud, risks that have potential unfavorable impacts on our employees and/or patients, and violation of data privacy or security laws.

To address cybersecurity risks facing our organization, we have adopted a risk-informed and continuously evolving assessment process. We engage a third party to conduct a bi-annual National Institute of Technology-Cyber Security Framework assessment to determine the effectiveness of our program and related controls. The results of that assessment are reviewed by management and used to formulate prioritization of remediation efforts, strategic initiatives, and cybersecurity investments. Likewise, annual penetration tests occur to review the efficacy of our technical controls, results which are reviewed by management and resolved in a timely manner. Other factors that feed into our risk management practices are also operational events and incidents, which can lead to controls being reviewed and enhanced.

Our risk management practices also incorporate lessons learned from operational events, cybersecurity incidents, near misses, and changes in the external threat landscape, including emerging risks associated with ransomware, supply-chain dependencies, and the increasing use of artificial intelligence by threat actors.

We have a mature incident response and recovery program in place in the event a cybersecurity incident occurs. This program defines roles, responsibilities and action plans designed to contain and eradicate the issue and then restore systems, in the event of a major disruption, in a timely manner. Our response planning emphasizes resilience and the ability to maintain critical operations, including clinical and patient-facing services, during and following a cybersecurity event. We regularly conduct tabletop exercises to simulate responses to an incident and implement any insight gained from those exercises to improve our recovery practices. As part of these processes, we regularly engage with assessors, consultants, auditors, and other third parties to review our cybersecurity program to help identify areas for continued focus, improvement, and compliance.

We maintain a commercial cybersecurity insurance policy that provides for coverage for losses sustained from cybersecurity incidents, subject to certain deductibles and limitations. However, costs and damages associated with cybersecurity incidents could exceed our commercial insurance coverage which could have a material adverse effect on our business, financial position and results of operations.

Third parties who provide services and solutions to our organization are also a source of cyber risk. Through a third-party risk management program, we review risks associated with these third parties through contractual reviews, vendor risk assessments, and continual risk reviews by monitoring the cybersecurity risk exposure these third parties pose and implementing remediation where necessary. Our program also considers risks arising from vendor concentration and systemic dependencies on third-party service providers supporting critical business and clinical functions, and we seek to implement remediation or risk mitigation measures where appropriate.

Based on the information available as of the date of this Form 10-K, during our fiscal year 2025 and through the date of this filing, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents (as such terms are defined in Item 106(a) of Regulation S-K), that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. In making this determination, we considered both quantitative and qualitative factors, including potential impacts to patient care, regulatory compliance, operational continuity, financial performance, and reputation. For more information on risks to us from cybersecurity threats, see "*Risks Related to Information Technology - A cyber security incident could cause a violation of HIPAA, breach of patient or other persons privacy, or other negative impacts*." under "*Item 1A. Risk Factors*."

Governance of Cybersecurity

Cybersecurity is an integral part of our enterprise risk management program and is an area of focus for our Board of Directors and management. The Audit Committee of our Board of Directors is responsible for oversight of risks from cybersecurity threats. Members of the Audit Committee receive regular updates, including quarterly briefings from our Chief Information Security Officer ("CISO"), regarding cybersecurity matters such as the evolving threat landscape, significant risks, incidents, control maturity, and progress against key cybersecurity initiatives. The Audit Committee provides oversight of management's approach to mitigating cybersecurity risks and enhancing the organization's cyber resilience. Senior executive leadership also engage in periodic and ad-hoc discussions with management on cybersecurity topics, including incident response readiness, regulatory developments, and strategic initiatives. In addition, the Board of Directors receives an annual briefing on cybersecurity risks, program maturity, and related governance matters.

Our cybersecurity risk management and strategy processes are overseen by our CISO along with leaders from our information security, compliance, legal and internal audit teams. These leaders collectively possess substantial experience across information security, healthcare compliance, risk management, audit, and technology operations.. They are responsible for monitoring the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including oversight of our incident response and recovery capabilities.

ITEM 2. *Properties*

Executive and Administrative Offices and Commercial Health Insurer

We own various office buildings in King of Prussia and Wayne, Pennsylvania, Brentwood, Tennessee, Denton, Texas and Reno, Nevada.

Facilities

The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health care facilities, the number of licensed beds:

Acute Care Hospitals

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Aiken Regional Medical Centers (1)	Aiken, South Carolina	211	Leased
Aurora Pavilion Behavioral Health Services (1)	Aiken, South Carolina	62	Leased
ER at Sweetwater	North Augusta, South Carolina	—	Owned
Cedar Hill Regional Medical Center	Washington, D.C.	142	Leased
Centennial Hills Hospital Medical Center	Las Vegas, Nevada	339	Owned
ER at Valley Vista	North Las Vegas, Nevada	—	Owned
ER at West Craig	Las Vegas, Nevada	—	Owned
Corona Regional Medical Center	Corona, California	259	Owned
Desert View Hospital	Pahrump, Nevada	25	Owned
Doctors Hospital of Laredo (6)	Laredo, Texas	183	Owned
Doctors Hospital Emergency Room Saunders	Laredo, Texas	—	Owned
Doctors Hospital Emergency Room South	Laredo, Texas	—	Leased
Doctors Hospital Emergency Room Wright Ranch	Laredo, Texas	—	Owned
Fort Duncan Regional Medical Center	Eagle Pass, Texas	101	Owned
The George Washington University Hospital (16)	Washington, D.C.	395	Leased
Henderson Hospital	Henderson, Nevada	303	Owned
ER at Cadence	Henderson, Nevada	—	Owned
ER at Green Valley Ranch	Henderson, Nevada	—	Owned
Lakewood Ranch Medical Center	Lakewood Ranch, Florida	120	Owned
ER at Fruitville	Sarasota, Florida	—	Owned
Manatee Memorial Hospital	Bradenton, Florida	295	Owned
ER at Palma Sola	Bradenton, Florida	—	Owned
ER at Sun City Center	Wimauma, Florida	—	Owned
Manatee ER at Bayshore Gardens	Bradenton, Florida	—	Owned
Northern Nevada Medical Center	Sparks, Nevada	124	Owned
Northwest Specialty Hospital (Behavioral Health/Acute Rehabilitation)	Reno, Nevada	70	Owned
Sierra Medical Center	Reno, Nevada	158	Owned
ER at Damonte Ranch	Reno, Nevada	—	Owned
ER at McCarran NW	Reno, Nevada	—	Owned
ER at North Valleys	Reno, Nevada	—	Owned
ER at Spanish Springs	Sparks, Nevada	—	Owned
Northwest Texas Healthcare System	Amarillo, Texas	405	Owned
Northwest Texas Healthcare System Behavioral Health	Amarillo, Texas	90	Owned
Northwest Emergency at Eastern	Amarillo, Texas	—	Owned
Northwest Emergency at Tascosa	Amarillo, Texas	—	Owned
Northwest Emergency at Town Square	Amarillo, Texas	—	Owned
Northwest Emergency on Georgia	Amarillo, Texas	—	Owned
Palmdale Regional Medical Center	Palmdale, California	190	Owned
South Texas Health System (2)			
South Texas Health System Edinburg/South Texas Health System Children's (2)	Edinburg, Texas	294	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
South Texas Health System Behavioral (2)	Edinburg, Texas	134	Owned
South Texas Health System Heart (2)	McAllen, Texas	60	Owned
South Texas Health System McAllen (1) (2)	McAllen, Texas	431	Leased
South Texas Health System ER Alamo (2)	Alamo, Texas	—	Owned
South Texas Health System ER McColl (2)	Edinburg, Texas	—	Owned
South Texas Health System ER Mission (1) (2)	Mission, Texas	—	Leased
South Texas Health System ER Monte Cristo (2)	Edinburg, Texas	—	Owned
South Texas Health System ER Pharr (2)	Pharr, Texas	—	Owned
South Texas Health System ER Ware Road (2)	McAllen, Texas	—	Owned
South Texas Health System ER Weslaco (1) (2)	Weslaco, Texas	—	Leased
Southwest Healthcare System			
Southwest Healthcare Inland Valley Hospital	Wildomar, California	120	Owned
Southwest Healthcare Rancho Springs Hospital	Murrieta, California	120	Owned
Spring Valley Hospital Medical Center	Las Vegas, Nevada	364	Owned
Spring Mountain Sahara (Behavioral Health)	Las Vegas, Nevada	30	Owned
Spring Mountain Treatment Center (Behavioral Health)	Las Vegas, Nevada	110	Owned
ER at Blue Diamond	Las Vegas, Nevada	—	Owned
Valley Health Specialty Hospital	Las Vegas, Nevada	66	Owned
St. Mary's Regional Medical Center	Enid, Oklahoma	229	Owned
Summerlin Hospital Medical Center	Las Vegas, Nevada	490	Owned
ER at South Summerlin	Las Vegas, Nevada	—	Owned
Temecula Valley Hospital	Temecula, California	140	Owned
Texoma Medical Center	Denison, Texas	354	Owned
TMC Behavioral Health Center	Sherman, Texas	60	Owned
ER at Anna	Anna, Texas	—	Owned
ER at Sherman	Sherman, Texas	—	Owned
Valley Hospital Medical Center	Las Vegas, Nevada	306	Owned
Elite Medical Center (ER)	Las Vegas, Nevada	—	Owned
ER at Desert Springs	Las Vegas, Nevada	—	Owned
ER at North Las Vegas	North Las Vegas, Nevada	—	Owned
Wellington Regional Medical Center (1)	Wellington, Florida	235	Leased
ER at Westlake	Westlake, Florida	—	Leased
West Henderson Hospital	Henderson, Nevada	150	Owned

Inpatient Behavioral Health Care Facilities

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Alabama Clinical Schools	Birmingham, Alabama	80	Owned
Alliance Health Center	Meridian, Mississippi	214	Owned
Anchor Hospital	Atlanta, Georgia	122	Owned
Arbour Hospital	Jamaica Plain, Massachusetts	142	Owned
Arrowhead Behavioral Health (13)	Maumee, Ohio	48	Owned
Aspen Grove Behavioral Hospital	Orem, Utah	94	Owned
Austin Oaks Hospital	Austin, Texas	80	Owned
Behavioral Hospital of Bellaire	Houston, Texas	124	Leased
Belmont Pines Hospital	Youngstown, Ohio	127	Owned
Benchmark Behavioral Health Systems	Woods Cross, Utah	94	Owned
BHC Alhambra Hospital	Rosemead, California	109	Owned

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Black Bear Lodge	Sautee Nacoochee, Georgia	115	Owned
Bloomington Meadows Hospital	Bloomington, Indiana	78	Owned
Brentwood Behavioral Healthcare	Flowood, Mississippi	133	Owned
Brentwood Hospital	Shreveport, Louisiana	260	Owned
The Bridgeway	North Little Rock, Arkansas	127	Owned
The Brook Hospital—Dupont	Louisville, Kentucky	88	Owned
The Brook Hospital—KMI	Louisville, Kentucky	110	Owned
Brooke Glen Behavioral Hospital	Fort Washington, Pennsylvania	146	Owned
Brynn Marr Hospital	Jacksonville, North Carolina	102	Owned
Calvary Healing Center	Phoenix, Arizona	68	Owned
Canyon Creek Behavioral Health (1)	Temple, Texas	102	Leased
Canyon Ridge Hospital	Chino, California	157	Owned
The Carolina Center for Behavioral Health	Greer, South Carolina	156	Owned
Cedar Creek Hospital	St. Johns, Michigan	72	Owned
Cedar Hills Hospital (7)	Portland, Oregon	98	Owned
Cedar Ridge Behavioral Hospital	Oklahoma City, Oklahoma	60	Owned
Cedar Ridge Behavioral Hospital at Bethany	Bethany, Oklahoma	56	Owned
Cedar Ridge Residential Treatment Center	Oklahoma City, Oklahoma	56	Owned
Cedar Springs Hospital	Colorado Springs, Colorado	110	Owned
Centennial Peaks Hospital	Louisville, Colorado	104	Owned
Center for Change	Orem, Utah	66	Owned
Central Florida Behavioral Hospital	Orlando, Florida	174	Owned
Clarion Psychiatric Center	Clarion, Pennsylvania	112	Owned
Clive Behavioral Health (1) (11)	Clive, Iowa	100	Leased
Coastal Behavioral Health	Savannah, Georgia	50	Owned
Coastal Harbor Treatment Center	Savannah, Georgia	145	Owned
Columbus Behavioral Center for Children and Adolescents	Columbus, Indiana	57	Owned
Compass Intervention Center	Memphis, Tennessee	148	Owned
Copper Hills Youth Center	West Jordan, Utah	164	Owned
Coral Shores Behavioral Health	Stuart, Florida	80	Owned
Cumberland Hall Hospital	Hopkinsville, Kentucky	97	Owned
Cumberland Hospital for Children and Adolescents	New Kent, Virginia	106	Owned
Cypress Creek Hospital	Houston, Texas	128	Owned
Del Amo Behavioral Health System	Torrance, California	166	Owned
Diamond Grove Center	Louisville, Mississippi	61	Owned
Dover Behavioral Health System	Dover, Delaware	104	Owned
El Paso Behavioral Health System	El Paso, Texas	166	Owned
Emerald Coast Behavioral Hospital	Panama City, Florida	86	Owned
Fairfax			
Fairfax Behavioral Health	Kirkland, Washington	157	Owned
Fairfax Behavioral Health—Everett	Everett, Washington	30	Leased
Fairfax Behavioral Health—Monroe	Monroe, Washington	34	Leased
Fairmount Behavioral Health System	Philadelphia, Pennsylvania	239	Owned
Forest View Hospital	Grand Rapids, Michigan	108	Owned
Fort Lauderdale Behavioral Health Center	Fort Lauderdale, Florida	182	Owned
Foundations Behavioral Health	Doylestown, Pennsylvania	122	Leased
Foundations for Living	Mansfield, Ohio	84	Owned
Fox Run Center	St. Clairsville, Ohio	100	Owned
Fremont Hospital	Fremont, California	148	Owned
Friends Hospital	Philadelphia, Pennsylvania	220	Owned
Fuller Hospital	Attleboro, Massachusetts	109	Owned
Garfield Park Behavioral Hospital	Chicago, Illinois	88	Owned
Glen Oaks Hospital	Greenville, Texas	54	Owned
Granite Hills Hospital	West Allis, Wisconsin	120	Leased
Gulf Coast Treatment Center	Fort Walton Beach, Florida	28	Owned
Gulfport Behavioral Health System	Gulfport, Mississippi	109	Owned

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Hampton Behavioral Health Center	Westampton, New Jersey	120	Owned
Hanover Hill Behavioral Health (19)	Bethlehem, PA	144	Leased
Harbor Point Behavioral Health Center	Portsmouth, Virginia	186	Owned
Hartgrove Behavioral Health System	Chicago, Illinois	160	Owned
Havenwyck Hospital	Auburn Hills, Michigan	253	Owned
Heartland Behavioral Health Services	Nevada, Missouri	111	Owned
Heritage Oaks Hospital	Sacramento, California	125	Owned
Heritage Oaks Patient Enrichment Center	Sacramento, California	16	Owned
Hermitage Hall	Nashville, Tennessee	111	Owned
Hickory Trail Hospital	DeSoto, Texas	86	Owned
Highlands Behavioral Health System	Littleton, Colorado	86	Owned
Hill Crest Behavioral Health Services	Birmingham, Alabama	221	Owned
Holly Hill Hospital	Raleigh, North Carolina	296	Owned
The Horsham Clinic	Ambler, Pennsylvania	206	Owned
HRI Hospital	Brookline, Massachusetts	66	Owned
The Hughes Center	Danville, Virginia	96	Owned
Inland Northwest Behavioral Health (9)	Spokane, Washington	100	Owned
Intermountain Hospital	Boise, Idaho	155	Owned
Kempsville Center for Behavioral Health	Norfolk, Virginia	106	Owned
KeyStone Center	Chester, Pennsylvania	153	Owned
Kingwood Pines Hospital	Kingwood, Texas	116	Owned
La Amistad Behavioral Health Services	Maitland, Florida	85	Owned
Lakeside Behavioral Health System	Memphis, Tennessee	373	Owned
Lancaster Behavioral Health Hospital (8)	Lancaster, Pennsylvania	126	Owned
Laurel Heights Hospital	Atlanta, Georgia	132	Owned
Laurel Oaks Behavioral Health Center	Dothan, Alabama	118	Owned
Laurel Ridge Treatment Center	San Antonio, Texas	330	Owned
Liberty Point Behavioral Healthcare	Stauton, Virginia	42	Owned
Lighthouse Behavioral Health Hospital	Conway, South Carolina	105	Owned
Lighthouse Care Center of Augusta	Augusta, Georgia	82	Owned
Lincoln Prairie Behavioral Health Center	Springfield, Illinois	97	Owned
Lincoln Trail Behavioral Health System	Radcliff, Kentucky	140	Owned
McDowell Center for Children	Dyersburg, Tennessee	28	Owned
The Meadows Psychiatric Center	Centre Hall, Pennsylvania	119	Owned
Meridell Achievement Center	Liberty Hill, Texas	134	Owned
Mesilla Valley Hospital	Las Cruces, New Mexico	120	Owned
Metropolitan Behavioral Health (15)	Dearborn, MI	144	Leased
Michael's House	Palm Springs, California	60	Owned
Michiana Behavioral Health	Plymouth, Indiana	83	Owned
Midwest Center for Youth and Families	Kouts, Indiana	75	Owned
Millwood Hospital	Arlington, Texas	134	Leased
Mountain Youth Academy	Mountain City, Tennessee	120	Owned
Newport News Behavioral Health Center	Newport News, Virginia	132	Owned
North Spring Behavioral Healthcare	Leesburg, Virginia	129	Leased
North Star Hospital	Anchorage, Alaska	74	Owned
Chris Kyle Patriots Hospital	Anchorage, Alaska	66	Owned
North Star DeBarr Residential Treatment Center	Anchorage, Alaska	30	Owned
North Star Palmer Residential Treatment Center	Palmer, Alaska	30	Owned
Oak Plains Academy	Ashland City, Tennessee	60	Owned
Okaloosa Youth Academy	Crestview, Florida	77	Leased
Old Vineyard Behavioral Health Services	Winston-Salem, North Carolina	164	Owned
Palm Point Behavioral Health	Titusville, FL	74	Owned
Palm Shores Behavioral Health Center	Bradenton, Florida	65	Owned
Palmetto Lowcountry Behavioral Health	North Charleston, South Carolina	108	Owned
Palo Verde Behavioral Health	Tucson, Arizona	84	Owned
Parkwood Behavioral Health System	Olive Branch, Mississippi	148	Owned

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
The Pavilion Behavioral Health System	Champaign, Illinois	122	Owned
Peachford Hospital	Atlanta, Georgia	246	Owned
Pembroke Hospital	Pembroke, Massachusetts	120	Owned
Pinnacle Pointe Behavioral Healthcare System	Little Rock, Arkansas	127	Owned
Poplar Springs Hospital	Petersburg, Virginia	208	Owned
Prairie St John's	Fargo, North Dakota	132	Owned
Provo Canyon School	Provo, Utah	226	Owned
Psychiatric Institute of Washington	Washington, D.C.	152	Owned
Quail Run Behavioral Health	Phoenix, Arizona	116	Owned
The Ridge Behavioral Health System	Lexington, Kentucky	110	Owned
Rivendell Behavioral Health Hospital	Bowling Green, Kentucky	149	Owned
Rivendell Behavioral Health Services of Arkansas	Benton, Arkansas	80	Owned
River Oaks Hospital	Harahan, Louisiana	126	Owned
River Park Hospital	Huntington, West Virginia	187	Owned
River Point Behavioral Health	Jacksonville, Florida	84	Owned
River Vista Behavioral Health	Madera, California	128	Owned
Riveredge Hospital	Forest Park, Illinois	210	Owned
Rockford Center	Newark, Delaware	148	Owned
Rolling Hills Hospital	Franklin, Tennessee	130	Owned
Roxbury Treatment Center	Shippensburg, Pennsylvania	112	Owned
Saint Simons By-The-Sea	Saint Simons Island, Georgia	101	Owned
Salt Lake Behavioral Health	Salt Lake City, Utah	118	Leased
San Marcos Treatment Center	San Marcos, Texas	265	Owned
SandyPines Residential Treatment Center	Jupiter, Florida	149	Owned
Sea Grove Recovery	Mt. Pleasant, South Carolina	41	Owned
Sierra Vista Hospital	Sacramento, California	171	Owned
Skywood Recovery	Augusta, Michigan	100	Owned
Southeast Behavioral Health (14)	Cape Girardeau, Missouri	102	Owned
Southridge Behavioral Hospital	Byron Center, Michigan	96	Owned
Springwoods Behavioral Health	Fayetteville, Arkansas	80	Owned
Stonington Institute	North Stonington, Connecticut	64	Owned
Streamwood Behavioral Healthcare System	Streamwood, Illinois	178	Owned
Summit Oaks Hospital	Summit, New Jersey	126	Owned
SummitRidge Hospital	Lawrenceville, Georgia	106	Owned
Suncoast Behavioral Health Center	Bradenton, Florida	60	Owned
Texas NeuroRehab Center	Austin, Texas	137	Owned
Three Rivers Behavioral Health	West Columbia, South Carolina	136	Owned
Three Rivers Midlands	West Columbia, South Carolina	64	Owned
Turning Point Care Center	Moultrie, Georgia	79	Owned
University Behavioral Center	Orlando, Florida	112	Owned
University Behavioral Health of Denton	Denton, Texas	104	Owned
Valle Vista Health System	Greenwood, Indiana	132	Owned
Valley Hospital	Phoenix, Arizona	122	Owned
Via Linda Behavioral Hospital (12)	Scottsdale, Arizona	120	Leased
The Vines Hospital	Ocala, Florida	98	Owned
Virginia Beach Psychiatric Center	Virginia Beach, Virginia	100	Owned
Wekiva Springs Center	Jacksonville, Florida	120	Owned
Wellstone Regional Hospital	Jeffersonville, Indiana	100	Owned
West Oaks Hospital	Houston, Texas	176	Owned
Willow Springs Center	Reno, Nevada	116	Owned
Windmoor Healthcare of Clearwater	Clearwater, Florida	144	Owned
Windsor Laurelwood Center for Behavioral Medicine	Willoughby, Ohio	160	Leased
Wyoming Behavioral Institute	Casper, Wyoming	137	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Adarna House	Bradford, UK	9	Owned
Adele Cottages	Rainworth, UK	4	Owned
Amberwood Lodge	Dorset, UK	9	Owned
Ashbrook	Birmingham, UK	16	Owned
Ashfield House	Huddersfield, UK	6	Owned
Beacon House Lower	Bradford, UK	8	Owned
Beacon House Upper	Bradford, UK	8	Owned
Beckly	Halifax, UK	12	Owned
Beeches	Retford, UK	12	Owned
Birches	Newark, UK	6	Owned
Broadoak	Newnham, UK	33	Owned
Broughton House	Lincolnshire, UK	34	Owned
Broughton Lodge	Macclesfield, UK	20	Owned
Bryn Y Wawr	Llandeilo, UK	10	Owned
Chaseways	Sawbridgeworth, UK	6	Owned
Cherry Tree House	Mansfield Woodhouse, UK	6	Owned
Clynsaer	Llandovery, UK	11	Owned
Colchester – Chestnut Court	Essex, UK	8	Owned
Conifers	Derby, UK	7	Owned
Cygnet Acer	Chesterfield, UK	14	Owned
Cygnet Acer 2	Chesterfield, UK	14	Owned
Cygnet Alders Clinic	Gloucester, UK	20	Owned
Cygnet Appletree	Meadowfield, UK	26	Owned
Cygnet Aspen Clinic	Doncaster, UK	16	Owned
Cygnet Aspen House	Doncaster, UK	20	Owned
Cygnet Bostall House	Abbey Wood, UK	6	Owned
Cygnet Brunel	Bristol, UK	32	Owned
Cygnet Cedar Vale	East Bridgeford, UK	16	Owned
Cygnet Cedars	Birmingham, UK	24	Owned
Cygnet Churchill	London, UK	57	Owned
Cygnet Delfryn House	Flintshire, UK	28	Owned
Cygnet Delfryn Lodge	Flintshire, UK	24	Owned
Cygnet Elms	Birmingham, UK	10	Owned
Cygnet Fountains	Blackburn, UK	34	Owned
Cygnet Grange	Sutton-in-Ashfield, UK	8	Owned
Cygnet Heathers	West Bromwich, UK	20	Owned
Cygnet Hospital—Beckton	London, UK	62	Owned
Cygnet Hospital—Bierley	Bradford, UK	63	Owned
Cygnet Hospital—Blackheath	London, UK	32	Leased
Cygnet Hospital—Bury	Bury, UK	187	Owned
Cygnet Hospital—Clifton	Nottingham, UK	25	Owned
Cygnet Hospital—Derby	Derby, UK	50	Owned
Cygnet Hospital—Ealing	Ealing, UK	26	Owned
Cygnet Hospital—Elowen	Heanor, UK	24	Owned
Cygnet Hospital—Godden Green	Sevenoaks, UK	39	Owned
Cygnet Hospital—Harrogate	Harrogate, UK	36	Owned
Cygnet Hospital—Harrow	Harrow, UK	64	Owned
Cygnet Hospital—Hexham	Hexham, UK	27	Owned
Cygnet Hospital—Kewstoke	Kewstoke, UK	72	Owned
Cygnet Hospital—Kidsgrove	Stoke on Trent, UK	31	Owned
Cygnet Hospital—Maidstone	Maidstone, UK	65	Owned
Cygnet Hospital—Oldbury	Oldbury, UK	27	Owned
Cygnet Hospital—Sheffield	Sheffield, UK	57	Owned
Cygnet Hospital—Sherwood	Mansfield, UK	44	Owned
Cygnet Hospital—Stevenage	Stevenage, UK	88	Owned
Cygnet Hospital—Taunton	Taunton, UK	57	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Cygnet Hospital—Woking	Woking, UK	62	Owned
Cygnet Hospital—Wolverhampton	Wolverhampton, UK	29	Owned
Cygnet Hospital—Wyke	Bradford, UK	52	Owned
Cygnet Hospital Colchester - Highwoods	Colchester, UK	20	Owned
Cygnet Hospital Colchester - Larch Court	Essex, UK	4	Owned
Cygnet Hospital Colchester - Oak Court	Essex, UK	12	Owned
Cygnet Hospital Colchester - Ramsey	Colchester, UK	21	Owned
Cygnet Joyce Parker Hospital	Coventry, UK	57	Owned
Cygnet Kenney House	Oldham, UK	44	Owned
Cygnet Lodge	Sutton-in-Ashfield, UK	8	Owned
Cygnet Lodge—Brighouse	Brighouse, UK	25	Owned
Cygnet Lodge—Kenton	Middlesex, UK	15	Owned
Cygnet Lodge—Lewisham	London, UK	17	Owned
Cygnet Lodge—Salford	Manchester, UK	24	Owned
Cygnet Lodge—Woking	Woking, UK	32	Owned
Cygnet Manor	Shirebrook, UK	20	Owned
Cygnet Newham House	Middlesbrough, UK	20	Owned
Cygnet Newtown House	Blackpool, UK	21	Owned
Cygnet Nield House	Crewe, UK	30	Owned
Cygnet Oaks	Barnsley, UK	35	Owned
Cygnet Paddocks	Widnes, UK	30	Owned
Cygnet Pindar House	Barnsley, UK	22	Owned
Cygnet Raglan House	West Midlands, UK	25	Owned
Cygnet Sedgley House	Wolverhampton, UK	20	Owned
Cygnet Sedgley Lodge	Wolverhampton, UK	14	Owned
Cygnet Sherwood House	Mansfield, UK	30	Owned
Cygnet Sherwood Lodge	Mansfield, UK	17	Owned
Cygnet St. Augustine's	Stoke on Trent, UK	32	Owned
Cygnet St. Teilo House	Gwent, UK	23	Owned
Cygnet St. Williams	Darlington, UK	12	Owned
Cygnet Storthfield House	Derbyshire, UK	22	Owned
Cygnet Victoria House	Darlington, UK	26	Owned
Cygnet Views	Matlock, UK	10	Owned
Cygnet Wallace Hospital	Dundee, UK	18	Owned
Cygnet Wast Hills	Birmingham, UK	26	Owned
The Daley Care Centre	Sheffiled, UK	24	Owned
Dean Grange	Newnham, UK	5	Owned
Dene Brook	Rotherham, UK	13	Owned
Devon Lodge	Southampton, UK	12	Owned
Dove Valley Mews	Barnsley, UK	10	Owned
Ducks Halt	Essex, UK	5	Owned
Ellen Mhor	Dundee, UK	12	Owned
Elston House	Newark, UK	8	Owned
Fairways	Ipswich, UK	8	Owned
The Fields	Sheffield, UK	54	Owned
Gables	Essex, UK	7	Owned
Gledcliffe Road	Huddersfield, UK	6	Owned
Gledholt	Huddersfield, UK	9	Owned
Gledholt Mews	Huddersfield, UK	21	Owned
Glyn House	Stoke on Trent, UK	5	Owned
Hansa Lodge	Rainham, UK	5	Owned
Hawkstone	Keighley, UK	10	Owned
Hollyhurst	Darlington, UK	19	Owned
Hope House	Hartlepool, UK	11	Owned
Kirkside House	Leeds, UK	7	Owned
Kirkside Lodge	Leeds, UK	8	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Langdale House	Huddersfield, UK	10	Owned
Lindsay House	Dundee, UK	2	Owned
Longfield House	Bradford, UK	9	Owned
Lowry House	Hyde, UK	12	Owned
Malborn & Teroan	Mansfield, UK	6	Owned
Marion House	Derby, UK	5	Owned
Meadows Mews	Tipton, UK	10	Owned
Milestone	Cinderford, UK	4	Owned
Morgan House	Stoke on Trent, UK	5	Owned
Nightingale	Dorset, UK	10	Owned
Norcott House	Liversedge, UK	11	Owned
Norcott Lodge	Liversedge, UK	9	Owned
Oakhurst Lodge	Hampshire, UK	8	Owned
Oaklands	Northumberland, UK	19	Owned
Old Leigh House	Essex, UK	7	Leased
The Old Vicarage	Hungerford, UK	13	Owned
The Old Vicarage (Blakeney)	Blakeney, UK	13	Owned
The Orchards	Essex, UK	5	Owned
Outwood	Leeds, UK	10	Owned
Oxley Lodge	Huddersfield, UK	4	Owned
Oxley Woodhouse	Huddersfield, UK	13	Owned
Pines	Mansfield Woodhouse, UK	7	Owned
Ranaich House	Dunblane, UK	14	Owned
Redlands	Darlington, UK	5	Owned
Redmarley	Redmarley, UK	19	Owned
Rhyd Alyn	Flintshire, UK	6	Owned
River View	Darlington, UK	4	Owned
Riverside House	Newnham, UK	12	Owned
Shear Meadow	Hemel Hempstead, UK	4	Owned
Sherwood Lodge Step Down	Mansfield, UK	9	Owned
The Squirrels	Hampshire, UK	9	Owned
4, 5, 7 The Sycamores	South Normanton, UK	6	Owned
15 The Sycamores	South Normanton, UK	4	Owned
Tabley House Nursing Home	Knutsford, UK	51	Leased
Thistle House	Dundee, UK	10	Owned
Thornfield Grange	Bishop Auckland, UK	9	Owned
Thornfield House	Bradford, UK	7	Owned
Thors Park	Essex, UK	14	Owned
Toller Road	Leicestershire, UK	8	Owned
Trinity House	Lockerbie, UK	13	Owned
Trinity Lodge	Lockerbie, UK	6	Owned
Tupwood Gate Nursing Home	Caterham, UK	35	Owned
Ty Alarch	Merthyr Tydfil	6	Owned
1Vincent Court	Lancashire, UK	5	Owned
Walkern Lodge	Stevenage, UK	4	Owned
Willow House	Birmingham, UK	8	Owned
Woodcross & Turls Hill	Wolverhampton, UK	8	Owned
Woodrow House	Stockport, UK	9	Owned
Woodrowe House	Markfield, UK	37	Owned

Puerto Rico:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
First Hospital Panamericano—Cidra	Cidra, Puerto Rico	165	Owned
First Hospital Panamericano—Ponce	Ponce, Puerto Rico	30	Owned
First Hospital Panamericano—San Juan	San Juan, Puerto Rico	45	Owned

Behavioral Health Care Outpatient Facilities

We own and operate 119 behavioral health care outpatient facilities consisting of 110 facilities located in 25 states in the U.S., 7 facilities located in Puerto Rico, and 2 facilities located in the United Kingdom.

Acute Care Outpatient Facilities and Surgical Hospital

Name of Facility	Location	Real Property Ownership Interest
Cancer Care Institute of Carolina	Aiken, South Carolina	Owned
Cardiovascular Institute of Amarillo	Amarillo, TX	Leased
Cornerstone Regional Hospital (3)	Edinburg, Texas	Leased
Great Basin Surgery Center	Reno, Nevada	Leased
Las Vegas Institute for Advanced Surgery (18)	Las Vegas, NV	Leased
Manatee Diagnostic Center	Bradenton, Florida	Leased
Palms Wellington Surgical Center (5)	Royal Palm Beach, Florida	Leased
Personalized Radiation Oncology (17)	Reno, Nevada	Leased
Quail Surgical and Pain Management Center (10)	Reno, Nevada	Leased
Riverside Medical Clinic Surgery Center		
Brockton - RMC Surgery Center	Riverside, California	Leased
Temescal Valley - RMC Surgery Center	Temescal Valley, California	Leased
Riverside Medical Clinic - Brockton/Riverside	Riverside, California	Leased
The Surgery Center of Aiken	Aiken, South Carolina	Owned
Temecula Valley Day Surgery (4)	Murrieta, California	Leased

(1) Real property leased from Universal Health Realty Income Trust.

(2) These entities are consolidated under one license operating as the South Texas Health System.

(3) We manage and own a noncontrolling interest of approximately 50% in the entity that operates this facility.

(4) We manage and own a majority interest in an LLC that owns and operates this center.

(5) We own a noncontrolling ownership interest of approximately 50% in the entity that operates this facility that is managed by a third-party.

(6) We hold a 93% ownership interest in this facility through both general and limited partnership interests. The remaining 7% ownership interest is held by unaffiliated third parties.

(7) Land of this facility is leased.

(8) We manage and own a noncontrolling interest of 50% in this facility. The remaining 50% ownership interest is held by an unaffiliated third party. Land of this facility is leased from the unaffiliated third party member.

(9) We manage and hold an 80% ownership interest in this facility. The remaining 20% ownership interest is held by an unaffiliated third party.

(10) We hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by unaffiliated third parties.

(11) We manage and hold a 52% ownership interest in this facility. The remaining 48% ownership interest is held by an unaffiliated third party.

(12) We manage and hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by an unaffiliated third party.

(13) We manage and hold a 70% ownership interest in this facility. The remaining 30% ownership interest is held by an unaffiliated third party.

(14)   We manage and hold a 75% ownership interest in this facility. The remaining 25% ownership interest is held by an unaffiliated third party.

(15)   We manage and hold a 75% ownership interest in this facility. The remaining 25% ownership interest is held by an unaffiliated third party.

(16)   The land of this facility is leased pursuant to the terms of a lease that is scheduled to expire in August, 2082. The lease contains one, twenty-five year renewal option.

(17)   We own a noncontrolling ownership interest of 30% in the entity that operates this facility that is managed by a third-party.

(18)   We hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by unaffiliated third parties.

(19)   We manage and hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by an unaffiliated third party. The facility opened on January 13, 2026.

We own or lease medical office buildings adjoining some of our hospitals. We believe that the leases on the facilities, medical office buildings and other real estate leased or owned by us do not impose any material limitation on our operations. The aggregate lease payments on facilities leased by us were $111 million in 2025, $110 million in 2024 and $107 million in 2023.

ITEM 3.   *Legal Proceedings*

The information regarding our legal proceedings is contained in *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K, is incorporated herein by reference.

ITEM 4.   *Mine Safety Disclosures*

Not applicable.

ITEM 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our Class B Common Stock is traded on the New York Stock Exchange under the symbol UHS. Shares of our Class A, Class C and Class D Common Stock are not traded in any public market, but are each convertible into shares of our Class B Common Stock on a share-for-share basis.

The number of stockholders of record as of January 31, 2026, were as follows:

Class A Common	12
Class B Common	223
Class C Common	1
Class D Common	76

Stock Repurchase Programs

As of January 1, 2025, we had an aggregate available repurchase authorization of $824.4 million under our stock repurchase program. In October, 2025, our Board of Directors authorized a $1.5 billion increase in our stock repurchase program. Pursuant to this program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

As reflected below, during the fourth quarter of 2025, we have repurchased approximately 1.46 million shares at an aggregate cost of approximately $333.5 million (average price of $228.30 per share) pursuant to the terms of our stock repurchase program. In addition, during the three-month period ended December 31, 2025, 82,066 shares were repurchased in connection with income tax withholding obligations resulting from stock-based compensation programs. For the year ended December 31, 2025, we have repurchased approximately 4.65 million shares at an aggregate cost of approximately $899.3 million (average price of $193.38 per share). In addition, for the year ended December 31, 2025, 369,891 shares were repurchased in connection with income tax withholding obligations resulting from stock-based compensation programs.

As of December 31, 2025, we had an aggregate available repurchase authorization of $1.4 billion pursuant to our stock repurchase program.

During the period of October 1, 2025 through December 31, 2025, we repurchased the following shares:

	Additional Dollars Authorized For Repurchase (in thousands)	Total number of shares purchased (1)	Total number of shares cancelled	Average price paid per share for forfeited restricted shares	Total Number of shares purchased as part of publicly announced programs (2)	Average price paid per share for shares purchased as part of publicly announced program	Aggregate purchase price paid (in thousands)	Maximum number of dollars that may yet be purchased under the program (in thousands)
October, 2025	1,500,000	63,645	—	$ 0.01	—	$ —	$ —	$ 1,758,547
November, 2025	—	750,196	—	$ 0.01	735,622	$ 231.23	$ 170,097	$ 1,588,450
December, 2025	—	728,847	—	$ 0.01	725,000	$ 225.33	$ 163,364	$ 1,425,086
Total October through December	$ 1,500,000	1,542,688	—	$ 0.01	1,460,622	$ 228.30	$ 333,461	

(1)   Includes shares that were repurchased in connection with income tax withholding obligations resulting from the exercise of stock options and the vesting of restricted stock grants.

(2)   The only publicly announced program pursuant to which the shares were repurchased was the share repurchase program described above. There is no other plan or program that has expired during this time period. Also, there is no other plan or program that we have determined to terminate prior to expiration, or under which we do not intend to make further purchases.

Dividends

During the year ended December 31, 2025 we paid dividends of $0.80 per share. Dividend equivalents are accrued on unvested restricted stock units and are paid upon vesting of the restricted stock unit.

Our Credit Agreement contains covenants that include limitations on, among other things, dividends and stock repurchases (see below in *Capital Resources-Credit Facilities and Outstanding Debt Securities*).

Equity Compensation

Refer to Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this report for information regarding securities authorized for issuance under our equity compensation plans.

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the stock included in the Standard & Poor's 500 Index and a Peer Group Index during the five-year period ended December 31, 2025. The graph assumes an investment of $100 made in our common stock and each Index as of January 1, 2021 and has been weighted based on market capitalization. Note that our common stock price performance shown below should not be viewed as being indicative of future performance.

Companies in the peer group, which consist of companies in the S&P 500 Index or S&P MidCap 400 Index are as follows: Acadia Healthcare Company, Inc., Community Health Systems, Inc., HCA Healthcare, Inc., and Tenet Healthcare Corporation.



Company Name / Index	2020 Base	2021	2022	2023	2024	2025
Universal Health Services, Inc.	$ 100.00	$ 94.84	$ 103.72	$ 112.89	$ 133.42	$ 162.79
S&P 500 Index	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
Peer Group	$ 100.00	$ 158.38	$ 146.42	$ 167.55	$ 186.90	$ 283.61

ITEM 6.   [RESERVED]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to promote an understanding of our operating results and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to the Consolidated Financial Statements, as included in this Annual Report on Form 10-K. The MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under *Item 1A. Risk Factors,* and below in *Forward-Looking Statements and Risk Factors* and as included elsewhere in this Annual Report on Form 10-K. This section generally discusses our results of operations for the year ended December 31, 2025, as compared to the year ended December 31, 2024. For discussion of our results of operations and changes in our financial condition for the year ended December 31, 2024 as compared to the year ended December 31, 2023, please refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on February 26, 2025.

Overview

Our principal business is owning and operating, through our subsidiaries, acute care hospitals and outpatient facilities and behavioral health care facilities.

As of February 25, 2026, we owned and/or operated 375 inpatient facilities and 168 outpatient and other facilities located in 40 states, Washington, D.C., the United Kingdom and Puerto Rico. We have changed the method of our outpatient behavioral health care facility counts during the third quarter of 2025 and substantially all of the increase from prior periods is related to that change in convention.

Acute care facilities located in the U.S.:

- 29 inpatient acute care hospitals;
- 35 free-standing emergency departments, and;
- 13 outpatient centers & 1 surgical hospital.

Behavioral health care facilities (346 inpatient facilities and 119 outpatient facilities):

Located in the U.S.:

- 182 inpatient behavioral health care facilities, and;
- 110 outpatient behavioral health care facilities.

Located in the U.K.:

- 161 inpatient behavioral health care facilities, and;
- 2 outpatient behavioral health care facilities.

Located in Puerto Rico:

- 3 inpatient behavioral health care facilities;
- 7 outpatient behavioral health care facilities.

Net revenues from our acute care hospitals, outpatient facilities and commercial health insurer accounted for approximately 57% of our consolidated net revenues during each of 2025 and 2024. Net revenues from our behavioral health care facilities and commercial health insurer accounted for approximately 43% of our consolidated net revenues during each of 2025 and 2024.

Our behavioral health care facilities located in the U.K. generated net revenues of approximately $1.001 billion in 2025 and $880 million in 2024. Total assets at our U.K. behavioral health care facilities were approximately $1.531 billion as of December 31, 2025 and $1.358 billion as of December 31, 2024.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Forward-Looking Statements and Risk Factors

You should carefully review the information contained in this Annual Report, and should particularly consider any risk factors that we set forth in this Annual Report on Form 10-K for the year ended December 31, 2025, and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will or will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, or the negative of those words and expressions, as well as statements in future tense, identify forward-looking statements. In evaluating those statements, you should specifically consider various factors, including the risks related to healthcare industry trends and those set forth herein in *Item 1A. Risk Factors.* Those factors may cause our actual results to differ materially from any of our forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that are difficult to predict and many of which are outside of our control. Many factors, including those set forth herein in *Item 1A. Risk Factors*, and other important factors disclosed in this report, and from time to time in our other filings with the SEC, could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- as discussed below in *Sources of Revenue,* we receive revenues from various state and county-based programs, including Medicaid in all the states in which we operate. We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Washington, D.C., Illinois, Pennsylvania, Kentucky, Florida, Tennessee, Virginia, Massachusetts, Michigan, Mississippi and Washington. Most of these programs are approved on a year-to-year basis and there is no assurance that these revenues will continue at their current rates or at all. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states;

- legislation adopted on July 4, 2025 (the One Big Beautiful Bill Act), attaches work and community service requirements to eligibility for Medicaid benefits that will have the effect of limiting Medicaid enrollment and expenditure. That legislation also places limits on provider fees used to increase federal Medicaid funding to states. The legislation prohibits states not previously having expanded Medicaid eligibility to 138% of federal poverty level from increasing the rate of current provider fees which fund certain state supplemental payments or increasing the base of the fee to a class or items of services that the fee did not previously cover. That current provider fee threshold will remain at 6%. For states having expanded Medicaid eligibility under the legislation, the provider fee threshold will be reduced by 0.5% annually between federal fiscal years 2028 and 2032 with the resulting threshold ultimately becoming 3.5%. Under current law, and based on our current expectations, we estimate that, commencing with the 2028 state fiscal years, our aggregate annual net benefit will be reduced, on an annually increasing and relatively pro rata basis, by approximately $432 million to $480 million by 2032. The legislation also eliminates certain insurance exchange premium tax credits beyond 2025 and exchange enrollment is expected to be adversely impacted. On January 8, 2026, the U.S. House of Representatives passed H.R.1834 to extend for three years the enhanced premium tax credits ("EPTCs") that expired on December 31, 2025, which is currently undergoing review in the Senate. We cannot predict whether these subsidies will ultimately be adopted in federal fiscal year 2026. All of these factors, which could have a material unfavorable impact on our results of operations, may be expected to reduce our revenue and likely increase the level of uncompensated care provided by our facilities;

- there are additional legislative changes that are likely to result in major changes in the health care delivery system on a national or state level, including changes in the structure and administration of, and funding for, federal and state agencies and programs. For example, Congress has reduced to $0 the penalty for failing to maintain health coverage that was part of the original Patient Protection and Affordable Care Act, as amended by the Health and Education Reconciliation Act (collectively, the "ACA") as part of the Tax Cuts and Jobs Act. The Biden administration had issued executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the ACA or the Medicaid program. The Inflation Reduction Act of 2022 ("IRA") was passed on August 16, 2022, which among other things, allows for the Centers for Medicare and Medicaid Services ("CMS") to negotiate prices for certain single-source drugs reimbursed under Medicare Part B and Part D. The American Rescue Plan Act's expansion of subsidies to purchase coverage through an ACA exchange, which the IRA continued through 2025, has increased exchange enrollment. These enhanced subsidies expired on December 31, 2025;

- there have been numerous political and legal efforts to expand, repeal, replace or modify the ACA since its enactment, some of which have been successful, in part, in modifying the ACA, as well as court challenges to the constitutionality of the legislation. The U.S. Supreme Court held in *California v. Texas* that the plaintiffs lacked standing to challenge the legislation's requirement to obtain minimum essential health insurance coverage, or the individual mandate. The Court dismissed the case without specifically ruling on the constitutionality of the ACA. The legislation faced its most recent challenge when the Supreme Court, in the June 2025 *Kennedy v. Braidwood Management* decision, opined in favor of ACA HIV preventive care coverage. The impacts of this decision cannot be predicted. Any future efforts to challenge, replace or replace the ACA or expand or substantially amend its provision is unknown. See below in *Sources of Revenues and Health Care Reform* for additional disclosure;

- additional possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payers or government based payers, including Medicare or Medicaid in the United States, and government based payers in the United Kingdom;

- the healthcare industry is labor intensive and salaries, wages and benefits are subject to inflationary pressures, as are supplies expense and other operating expenses. In the past, staffing shortages have, at times, required us to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. At certain facilities, particularly within our behavioral health care segment, there have been occasions when we were unable to fill all vacant positions and, consequently, we were required to limit patient volumes. Additionally, California is in the process of implementing staffing standards specific to acute psychiatric hospitals and requirements to determine appropriate staffing based on patient acuity and care needs, which are expected to take effect on June 1, 2026. This can further increase our costs and limit our revenue if we are required to limit the number of patients at our California facilities;

- we have experienced inflationary pressures, primarily in personnel costs, although those pressures have moderated more recently. The extent of any future impacts from inflation on our business and our results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, our expenses could increase faster than anticipated and we may utilize our capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which we operate, our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws, which in certain circumstances, limit our ability to increase prices;

- in our acute care segment, we have experienced a significant increase in hospital based physician related expenses, especially in the areas of emergency room care, anesthesiology and radiology. We have implemented various initiatives to mitigate the increased expense, to the degree possible, which has moderated the rate of increase. However, significant increases in these physician related expenses could have a material unfavorable impact on our future results of operations;

- the increase in interest rates during the past few years has increased our interest expense significantly increasing our expenses and reducing our free cash flow and our ability to access the capital markets on favorable terms. As such, the effects of increased borrowing rates have adversely impacted our results of operations, financial condition and cash flows. We cannot predict future changes to interest rates, however, significant increases in our borrowing rates could have a material unfavorable impact on our future results of operations. Our $700 million, 1.65% senior notes ("2026 Notes") mature on September 1, 2026. Market interest rates have increased significantly since the 2026 Notes were issued in 2021. We expect that we will refinance the 2026 Notes at significantly higher interest rates which will significantly increase our interest expense thereby decreasing our net income attributable to UHS;

- significant tariffs or other restrictions, if imposed on our imported pharmaceutical ingredients, medical devices, medical equipment and their ingredients and components, could escalate costs of medications, medical devices and medical equipment and disrupt our supply chains. While we continue to evaluate the potential impact of the new tariffs on our business, given the uncertainty regarding the scope and duration of any new tariffs, as well as the potential for additional tariffs or trade barriers by the U.S. and the impacted foreign countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Therefore, changes in laws or policies governing the terms of foreign trade, and in particular, increased trade restrictions, tariffs or taxes on imports from where our products or materials are made (either directly or through our suppliers) could have an impact on our competitive position, business operations and financial results;

- as of early February 2026, Congress has passed and the President has signed a consolidated appropriations package providing fiscal year 2026 funding for the majority of federal agencies, while lawmakers continue to negotiate and consider outstanding appropriations legislation for the Department of Homeland Security. In the past several years political disputes concerning authorization of a federal budget have led to shutdown of substantial portions of the federal government and other federal budget authorization delays have occurred. Federal budget delays and federal government shutdowns are unpredictable and may occur in the future. We cannot predict whether or not there will be future appropriations legislation avoiding a federal government shutdown, however, our operating cash flows and results of operations could be materially unfavorably impacted by the federal government shutdown;

- as part of the Consolidated Appropriations Act of 2021 (the "CAA"), Congress passed legislation aimed at preventing or limiting patient balance billing in certain circumstances. The CAA addresses surprise medical bills stemming from emergency services, out-of-network ancillary providers at in-network facilities, and air ambulance carriers. The CAA prohibits surprise billing when out-of-network emergency services or out-of-network services at an in-network facility are provided, unless informed consent is received. In these circumstances providers are prohibited from billing the patient for any amounts that exceed in-network cost-sharing requirements. HHS, the Department of Labor and the Department of the Treasury have issued rules to implement the legislation. The rules have limited the ability of our hospital-based physicians to receive payments for services at usually higher out-of-network rates in certain circumstances, and, as a result, have caused us to increase subsidies to these physicians or to replace their services at a higher cost;

- in June 2024, the U.S. Supreme Court issued its decision in *Loper Bright Enters. v. Raimondo* and *Relentless, Inc. v. Department of Commerce*, which modified the regulatory interpretation standard established 40 years ago by *Chevron v. National Resources Defense Council*. *Chevron* doctrine generally required courts to defer to federal agencies in their interpretation of federal statutes when a statute was silent or ambiguous with respect to a specific issue. In *Loper Bright*, the Supreme Court held that courts are no longer required to grant such deference, though they may consider an agency's statutory interpretation. As it is highly regulated, the health care industry could be significantly impacted by the *Loper Bright* decision, particularly in the areas of Medicare reimbursement, decision making by the Food & Drug Administration and health care fraud and abuse compliance, where parties may no longer be able to rely on federal agencies' policies, rules and guidance;

- our ability to enter into managed care provider agreements on acceptable terms and the ability of our competitors to do the same;

- the impact of a shift of care from inpatient to lower cost outpatient settings and controls designed to reduce inpatient services;

- our ability to achieve operating and financial targets, develop and execute plans to offset to the extent possible impacts from the recent regulatory changes, including the enactment of the One Big Beautiful Bill Act and the expiration of EPTCs, and tariffs, attain expected levels of patient volumes and revenues, and control the costs of providing services;

- the outcome of known and unknown litigation, government investigations, inquiries, false claims act allegations, and liabilities and other claims asserted against us and other matters, and the effects of adverse publicity relating to such matters, as disclosed in *Note 8 to the Condensed Consolidated Financial Statements - Commitments and Contingencies,* including, but not limited to, the jury verdict returned against Cumberland Hospital for Children and Adolescents located in New Kent, Virginia, an indirect subsidiary of ours, and the verdict in the Pinnacle litigation in Washoe County, Nevada, against certain subsidiaries of ours;

- effective March, 2025, our excess commercial insurance coverage for professional and general liability claims contains less favorable terms than previous years including coverage exclusions for incidents involving sexual molestation or abuse, higher premiums and lower aggregate limitations;

- competition from other healthcare providers (including physician owned facilities) in certain markets;

- technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;

- our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor and related expenses resulting from a shortage of nurses, physicians and other healthcare professionals;

- demographic changes;

- there is a heightened risk of future cybersecurity threats, including ransomware attacks targeting healthcare providers. If successful, future cyberattacks could have a material adverse effect on our business. Any costs that we incur as a result of a data security incident or breach, including costs to update our security protocols to mitigate such an incident or breach could be significant. Any breach or failure in our operational security systems, or any third-party security systems that we rely on, can result in loss of data or an unauthorized disclosure of or access to sensitive or confidential member or protected personal or health information and could result in violations of applicable privacy and other laws, significant penalties or fines, litigation, loss of customers, significant damage to our reputation and business, and other liability or losses. We may also incur additional costs related to cybersecurity risk management and remediation. There can be no assurance that we or our service providers, if applicable, will not suffer losses relating to cyber-attacks or other information security breaches in the future or that our insurance coverage will be adequate to cover all the costs resulting from such events;

- our ability to implement technology and other programs to drive efficiencies, and improve patient outcomes and experiences, and the risks associated with the use of technologies by us or our services providers;

- the availability of suitable acquisition and divestiture opportunities and our ability to successfully integrate and improve our acquisitions since failure to achieve expected acquisition benefits from certain of our prior or future acquisitions could result in impairment charges for goodwill and purchased intangibles;

- the impact of severe weather conditions, including the effects of hurricanes, flash floods, wildfires and climate change;

- our ability to continue to obtain capital on acceptable terms, including borrowed funds, to fund the future growth of our business;

- our inpatient acute care and behavioral health care facilities may experience decreasing admission and length of stay trends;

- our financial statements reflect large amounts due from various commercial and private payers and there can be no assurance that failure of the payers to remit amounts due to us will not have a material adverse effect on our future results of operations;

- the Budget Control Act of 2011 (the "2011 Act") imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Select Committee on Deficit Reduction (the "Joint Committee"), which was tasked with making recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented on March 1, 2013 resulting in Medicare payment reductions of up to 2% per fiscal year with a uniform percentage reduction across all Medicare programs. Current legislation has extended these reductions through 2032. We cannot predict whether Congress will restructure the implemented Medicare payment reductions or what other federal budget deficit reduction initiatives may be proposed by Congress going forward;

- uninsured and self-pay patients treated at our facilities unfavorably impact our ability to satisfactorily and timely collect our self-pay patient accounts;

- changes in our business strategies or development plans;

- we have exposure to fluctuations in foreign currency exchange rates, primarily the pound sterling. We have international subsidiaries that operate in the United Kingdom. We routinely hedge our exposures to foreign currencies with certain financial institutions in an effort to minimize the impact of certain currency exchange rate fluctuations, but these hedges may be inadequate to protect us from currency exchange rate fluctuations. To the extent that these hedges are inadequate, our reported financial results or the way we conduct our business could be adversely affected. Furthermore, if a financial counterparty to our hedges experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material financial losses, and;

- other factors referenced herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, as outlined above, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition could differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our significant accounting policies is outlined in *Note 1 to the Consolidated Financial Statements*. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Revenue Recognition:

Patient services provided in the U.S.: We report net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. We have agreements with third-party payers that provide for payments to us at amounts different from our established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans, which represent explicit price concessions, are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payers may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicaid State Directed Payments, Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements.

Behavioral health care services provided in the U.K.: The majority of the revenues generated by our behavioral health care facilities located in the U.K. are recorded pursuant to contracts with the National Health Service and other local governments for services including the following: behavioral health care services, rehabilitation services, residential homes, nursing homes, supported living services and specialist day services.

Commercial health insurer - certain acute care markets: The majority of the revenues generated by our commercial health insurer conducting business in certain acute care markets relate to Medicare Advantage premiums which are determined by the Centers for Medicare and Medicaid Services ("CMS") utilizing a risk adjustment model that apportions premiums paid to health plans according to health and geographic factors. Risk score adjustments result in retroactive premium adjustments. The revenue adjustments are recognized when the amount is determinable and collectability or liability is reasonably assured. CMS also uses a star rating system which is derived from comprehensive evaluations of member satisfaction, quality of care and operational efficiency. In addition, our insurer also generates revenues from premiums for coverage under membership contracts with employer groups and individuals.

See *Note 10 to the Consolidated Financial Statements-Revenue Recognition*, for additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein.

Charity Care, Uninsured Discounts and Other Adjustments to Revenue: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters.

Historically, a significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income of various amounts, dependent upon the state, ranging from 200% to 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, the transaction price is fully adjusted and there is no impact in our net revenues or in our accounts receivable, net.

A portion of the accounts receivable at our acute care facilities are comprised of Medicaid accounts that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates, subject to the ultimate disposition of the patient's Medicaid eligibility. When the patient's ultimate eligibility is determined, reclassifications may occur which impacts net revenues in future periods. Although the patient's ultimate eligibility determination may result in adjustments to net revenues, these adjustments did not have a material impact on our results of operations in 2025 or 2024 since our facilities make estimates at each financial reporting period to adjust revenue based on historical collections.

We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, the transaction price is fully adjusted and there is no impact in our net revenues or in our net accounts receivable. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care (charity care and uninsured discounts):

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2025 and 2024:

| | (dollar amounts in thousands) | | | |
| | 2025 | | 2024 | |
	Amount	%	Amount	%
Charity care	$ 984,235	25%	$ 819,681	23%
Uninsured discounts	2,964,840	75%	2,677,026	77%
Total uncompensated care	$ 3,949,075	100%	$ 3,496,707	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the adjustments to net revenues and uncompensated care provided could have a material unfavorable impact on our future operating results.

| | (amounts in thousands) | |
	2025	2024
Estimated cost of providing charity care	$ 87,756	$ 75,227
Estimated cost of providing uninsured discounts	264,349	245,687
Estimated cost of providing uncompensated care	$ 352,105	$ 320,914

Self-Insured/Other Insurance Risks: We provide for self-insured risks, primarily general and professional liability claims, workers' compensation claims and healthcare and dental claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts and jury verdicts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense.

In addition, we also: (i) own commercial health insurers headquartered in Nevada and Puerto Rico, and; (ii) maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs/operations include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported. Given our significant insurance-related exposure, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

See *Note 8 to the Consolidated Financial Statements-Commitments and Contingencies* for additional disclosure related to our self-insured general and professional liability and workers' compensation liability.

Long-Lived Assets: We review our long-lived assets for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill and Intangible Assets: Goodwill and indefinite-lived intangible assets are reviewed for impairment at the reporting unit level on an annual basis or more often if indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated October 1st as our annual impairment assessment date for our goodwill and indefinite-lived intangible assets.

We performed an impairment assessment as of October 1, 2025 which indicated no impairment of goodwill. There was no goodwill impairment during 2024.

Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill or indefinite-lived intangible assets.

Non-Marketable Securities: Non-marketable securities that we hold are accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date and are recorded in other (income) expense, net. We recorded an unrealized pre-tax gain of $93 million during the year ended December 31, 2025.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state and foreign net operating loss carry-forwards, tax credits, and interest deduction limitations.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Note 6 to the Consolidated Financial Statements-Income Taxes* for additional disclosure of our effective tax rates.

Recent Accounting Pronouncements: For a summary of recent accounting pronouncements, please see *Note 1 to the Consolidated Financial Statements-Business and Summary of Significant Accounting Standards* as included in this Report on Form 10-K for the year ended December 31, 2025.

Results of Operations

Clinical Staffing, Inflation, future Medicaid reductions and Tariffs:

The healthcare industry is labor intensive and salaries, wages and benefits are subject to inflationary pressures, as are supplies expense and other operating expenses. In the past, staffing shortages have, at times, required us to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. At certain facilities, particularly within our behavioral health care segment, there have been occasions when we were unable to fill all vacant positions and, consequently, we were required to limit patient volumes. We have also experienced general inflationary cost increases related to certain of our other operating expenses. Many of these factors, which had a material unfavorable impact on our results of operations in prior years, have moderated more recently. However, we cannot predict future inflationary increases, which if significant, could have a material unfavorable impact on our future results of operations.

We have experienced inflationary pressures, primarily in personnel costs, although those pressures have moderated more recently. The extent of any future impacts from inflation on our business and our results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, our expenses could increase faster than anticipated and we may utilize our capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which we operate, our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws, which in certain circumstances, limit our ability to increase prices.

Legislation adopted on July 4, 2025 attaches work and community service requirements to eligibility for Medicaid benefits that will have the effect of limiting Medicaid enrollment and expenditures and the legislation also places limits on provider taxes used to increase federal Medicaid funding to states. In addition, insurance exchange subsidies expired on December 31, 2025 which could unfavorably impact insurance exchange enrollment. Extension of these subsidies is currently the subject of Congressional debate as part of the federal budget negotiation, and we cannot predict whether these subsidies will ultimately be adopted in federal fiscal year 2026. As these provisions become effective over the next several years, they may be expected to reduce our revenues and likely increase the level of uncompensated care provided by our facilities. Please see *Sources of Revenue* below for additional disclosure related to Medicaid supplemental payment programs in various states in which we operate.

Significant tariffs or other restrictions, if imposed on our imported pharmaceutical ingredients, medical devices, medical equipment and their ingredients and components, could escalate costs of medications, medical devices and medical equipment and disrupt our supply chains. While we continue to evaluate the potential impact of the new tariffs on our business, given the uncertainty regarding the scope and duration of any new tariffs, as well as the potential for additional tariffs or trade barriers by the U.S. and the impacted foreign countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Therefore, changes in laws or policies governing the terms of foreign trade, and in particular, increased trade restrictions, tariffs or taxes on imports from where our products or materials are made (either directly or through our suppliers) could have an impact on our competitive position, business operations and financial results.

Although our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited, as discussed above, we have been requesting and negotiating increased rates from commercial insurers to defray our increased cost of providing patient care. In addition, we have implemented various productivity enhancement programs and cost reduction initiatives including, but not limited to, the following: team-based patient care initiatives designed to optimize the level of patient care services provided by our licensed nurses/clinicians; efforts to reduce utilization of, and rates paid for, premium pay labor; consolidation of medical supply vendors to increase purchasing discounts; review and reduction of clinical variation in connection with the utilization of medical supplies, and; various other efforts to increase productivity and/or reduce costs including investments in new information technology applications.

The following table summarizes our results of operations, and is used in the discussion below, for the years ended December 31, 2025 and 2024 (dollar amounts in thousands):

| | | Year Ended December 31, | | | |
| | 2025 | | | 2024 | |
	Amount	% of Net Revenues		Amount	% of Net Revenues
Net revenues	$ 17,364,829	100.0%	$	15,827,935	100.0%
Operating charges:					
Salaries, wages and benefits	8,084,582	46.6%		7,518,687	47.5%
Other operating expenses	4,860,246	28.0%		4,308,384	27.2%
Supplies expense	1,659,009	9.6%		1,587,786	10.0%
Depreciation and amortization	618,743	3.6%		584,831	3.7%
Lease and rental expense	148,234	0.9%		146,433	0.9%
Subtotal-operating expenses	15,370,814	88.5%		14,146,121	89.4%
Income from operations	1,994,015	11.5%		1,681,814	10.6%
Interest expense, net	156,068	0.9%		186,109	1.2%
Other (income) expense, net	(134,194)	-0.8%		(2,231)	0.0%
Income before income taxes	1,972,141	11.4%		1,497,936	9.5%
Provision for income taxes	460,959	2.7%		334,827	2.1%
Net income	1,511,182	8.7%		1,163,109	7.3%
Less: Net income (loss) attributable to noncontrolling interests	22,386	0.1%		21,012	0.1%
Net income attributable to UHS	$ 1,488,796	8.6%	$	1,142,097	7.2%

Net revenues increased by 9.7%, or $1.54 billion, to $17.36 billion during 2025 as compared to $15.83 billion during 2024. The increase in net revenues was primarily attributable to:

- a $1.25 billion or 8.2% increase in net revenues generated from our acute care and behavioral health care operations owned during both periods (which we refer to as "Same Facility"), and;

- $287 million of other combined net increases consisting primarily of the combined net revenues generated during 2025 at two newly constructed acute care hospitals located in Las Vegas, Nevada (West Henderson Hospital which opened during the fourth quarter of 2024) and Washington, D.C. (Cedar Hill Regional Medical Center which opened during the second quarter of 2025).

Income before income taxes increased by $474 million, or 32%, to $1.97 billion during 2025 as compared to $1.50 billion during 2024. The increase was attributable to:

- an increase of $207 million at our acute care facilities, as discussed below in *Acute Care Hospital Services*;

- an increase of $105 million at our behavioral health care facilities, as discussed below in *Behavioral Health Services*;

- an increase of $93 million from an unrealized gain recorded during 2025 in connection with our minority ownership in a healthcare generative artificial intelligence company;

- an increase of $30 million from a decrease in interest expense, as discussed below in *Other Operating Results-Interest Expense;*

- an increase of $16 million from an increase in the market value of certain equity securities that were sold during the fourth quarter of 2025, and;

- $23 million of other combined net increases.

Net income attributable to UHS increased by $347 million, or 30%, to $1.49 billion during 2025 as compared to $1.14 billion during 2024. This increase was attributable to:

- a $474 million in income before income taxes, as discussed above;

- a decrease of $1 million due to an increase in the net income/loss attributable to noncontrolling interests, and;

- a decrease of $126 million resulting from an increase in the provision for income taxes resulting primarily from: (i) the increase in the provision for income taxes resulting from the $474 million increase in income before income taxes, and; (ii) a $12 million increase in the provision for income taxes due to a decrease in the net benefit recorded in connection with "ASU 2016-09", Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Accounting, net of the impact of executive compensation limitations pursuant to IRC section 162(m).

Adjustments to self-insured professional and general liability reserves:

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts and jury verdicts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies.

As a result of unfavorable trends experienced during the past few years, our results of operations included increases to our reserves for self-insured professional and general liability claims amounting to $45 million during 2025 and $79 million during 2024. During 2025, approximately $27 million of the reserves increase is included in our Same Facility basis acute care hospitals services' results, and approximately $18 million is included in our behavioral health services' results. During 2024, approximately $54 million of the reserves increase is included in our Same Facility basis acute care hospitals services' results, and approximately $25 million is included in our behavioral health services' results.

Acute Care Hospital Services

The following table sets forth certain operating statistics for our acute care hospital services for the years ended December 31, 2025 and 2024.

	Same Facility Basis		All	
	2025	**2024**	**2025**	**2024**
Average licensed beds	6,830	6,763	7,073	6,763
Average available beds	6,658	6,591	6,901	6,591
Patient days	1,621,440	1,621,966	1,657,502	1,621,966
Average daily census	4,442.3	4,431.6	4,541.1	4,431.6
Occupancy-licensed beds	65.0%	65.5%	64.2%	65.5%
Occupancy-available beds	66.7%	67.2%	65.8%	67.2%
Admissions	339,174	334,918	347,736	334,918
Length of stay	4.8	4.8	4.8	4.8

Acute Care Hospital Services-Same Facility Basis

We believe that providing our results on a "Same Facility" basis (which is a non-GAAP measure), which includes the operating results for facilities and businesses operated in both the current year and prior year periods, is helpful to our investors as a measure of our operating performance. Our Same Facility results also neutralize (if applicable) the effect of items that are non-operational in nature including items such as, but not limited to, gains/losses on sales of assets and businesses, impacts of settlements, legal judgments and lawsuits, impairments of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods.

Our Same Facility basis results reflected on the table below also exclude from net revenues and other operating expenses, provider tax assessments incurred in each period as discussed below *Sources of Revenue-Summary of Various State Medicaid Supplemental Payment Programs.* However, these provider tax assessments are included in net revenues and other operating expenses as reflected in the table below under *All Acute Care Hospital Services.* The provider tax assessments had no impact on the income before income taxes as reflected on the tables below since the amounts offset between net revenues and other operating expenses. Prior year amounts related to certain facilities previously included in our Behavioral Health Care Services' results have been reclassified into our Acute Care Hospital Services' results as of May 1, 2024 to conform with current year presentation. To obtain a complete understanding of our financial performance, the Same Facility results should be examined in connection with our net income as determined in accordance with U.S. GAAP and as presented in the condensed consolidated financial statements and notes thereto as contained in this Annual Report on Form 10-K.

The following table summarizes the results of operations for our acute care hospital services on a Same Facility basis and is used in the discussions below for the years ended December 31, 2025 and 2024 (dollar amounts in thousands):

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 9,323,647	100.0%	$ 8,590,209	100.0%
Operating charges:				
Salaries, wages and benefits	3,687,017	39.5%	3,518,909	41.0%
Other operating expenses	2,664,397	28.6%	2,384,758	27.8%
Supplies expense	1,397,254	15.0%	1,360,652	15.8%
Depreciation and amortization	361,988	3.9%	367,822	4.3%
Lease and rental expense	100,678	1.1%	98,777	1.1%
Subtotal-operating expenses	8,211,334	88.1%	7,730,918	90.0%
Income from operations	1,112,313	11.9%	859,291	10.0%
Interest (income) expense, net	5,975	0.1%	6,339	0.1%
Other (income) expense, net	(21,163)	-0.2%	(1,882)	0.0%
Income before income taxes	$ 1,127,501	12.1%	$ 854,834	10.0%

During 2025, as compared to 2024, net revenues from our acute care hospital services, on a Same Facility basis, increased by $733 million or 8.5%. Income before income taxes (and before income attributable to noncontrolling interests) increased by $273 million, or 32%, amounting to $1.13 billion, or 12.1% of net revenues during 2025, as compared to $855 million, or 10.0% of net revenues during 2024.

During 2025, net revenue per adjusted admission increased by 5.4% while net revenue per adjusted patient day increased by 6.8%, as compared to 2024. During 2025, as compared to 2024, inpatient admissions to our acute care hospitals increased by 1.3% while adjusted admissions increased by 1.6%. Patient days at these facilities remained relatively flat and adjusted patient days increased by 0.3% during 2025, as compared to 2024. During each of the years ended December 31, 2025 and 2024, the average length of inpatient stay at these facilities was 4.8 days and the occupancy rate, based on the average available beds at these facilities, was 67%. Included in our acute care hospital services net revenues during 2025, as compared to 2024 (on a Same Facility basis), was a $176 million, or 32.6%, increase in net revenues generated by our commercial health insurer (due to an increase in membership).

On a Same Facility basis, during 2025, as compared to 2024, salaries, wages and benefits expense increased by $168 million, or 4.8%. Contributing to the increase in salaries, wages and benefits was an increase in our patient volumes during 2025 as compared to 2024. As a percentage of net revenues, salaries, wages and benefits expense decreased to 39.5% during 2025 as compared to 41.0% during 2024.

Other operating expenses increased by $280 million, or 11.7%, during 2025 as compared to 2024. Operating expenses incurred by our commercial health insurer, consisting primarily of medical costs, increased by $177 million, or 34.6% (due primarily to an increase in membership), during 2025 as compared to 2024. In addition, as discussed above in *Results of Operations-Adjustments to Self-Insured Professional and General Liability Reserves*, included in the other operating expenses of our acute care hospital services during 2025, as compared to 2024, was a $27 million decrease in the adjustments made to our self-insured professional and general liability reserves that was applicable to our acute care facilities. Excluding these expense items from each year, other operating expenses increased by $130 million, or 7.1%. Contributing to the increase during 2025, as compared to 2024, was a $49 million, or 7.8%, increase in physician expenses incurred at certain hospitals. As a percentage of net revenues, other operating expenses increased to 28.6% during 2025, as compared to 27.8% during 2024.

Supplies expense increased by $37 million, or 2.7%, during 2025 as compared to 2024. As a percentage of net revenues, supplies expense decreased to 15.0% during 2025, as compared to 15.8% during 2024.

All Acute Care Hospital Services

The following table summarizes the results of operations for all our acute care operations during 2025 and 2024. These amounts include: (i) our acute care results on a Same Facility basis, as indicated above; (ii) the impact of provider tax assessments which increased net revenues and other operating expenses but had no impact on income before income taxes, and; (iii) certain other amounts including the operating results of recently opened/acquired facilities and businesses. Dollar amounts below are reflected in thousands.

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 9,925,907	100.0%	$ 8,944,288	100.0%
Operating charges:				
Salaries, wages and benefits	3,797,810	38.3%	3,523,526	39.4%
Other operating expenses	3,179,922	32.0%	2,747,066	30.7%
Supplies expense	1,426,059	14.4%	1,360,758	15.2%
Depreciation and amortization	388,804	3.9%	368,717	4.1%
Lease and rental expense	101,622	1.0%	99,066	1.1%
Subtotal-operating expenses	8,894,217	89.6%	8,099,133	90.6%
Income from operations	1,031,690	10.4%	845,155	9.4%
Interest (income) expense, net	6,285	0.1%	6,339	0.1%
Other (income) expense, net	(21,533)	-0.2%	(1,305)	0.0%
Income before income taxes	$ 1,046,938	10.5%	$ 840,121	9.4%

During 2025, as compared to 2024, net revenues from our acute care hospital services increased by $982 million, or 11.0%, due to: (i) the $733 million, or 8.5% increase in Same Facility revenues, as discussed above, and; (ii) an other combined net increase of $249 million consisting primarily of $182 million of combined net revenue increases at two new acute care hospitals, as mentioned above, and a $59 million increase in provider tax assessments.

Income before income taxes increased by $207 million, or 25%, to $1.05 billion, or 10.5% of net revenues during 2025, as compared to $840 million, or 9.4% of net revenues during 2024. The increase resulted primarily from: (i) the $273 million, or 32%, increase in income before income taxes from our acute care hospital services, on a Same Facility basis, as discussed above, partially offset by; (ii) a $49 million pre-tax loss incurred during 2025 at Cedar Hill Regional Medical Center, and; (iii) an $18 million legal reserve established during 2025 (third quarter) in connection with the verdict in the Pinnacle litigation in Washoe County, Nevada, against certain subsidiaries of ours, as disclosed herein.

During 2025, as compared to 2024, salaries, wages and benefits expense increased by $274 million, or 7.8%. The increase was due primarily to the above-mentioned $168 million increase related to our acute care hospital services, on a Same Facility basis, as well as the salaries, wages and benefits expense incurred at the two above-mentioned new acute care hospitals.

Other operating expenses increased by $433 million, or 15.8%, during 2025 as compared to 2024. The increase was due to: (i) the $280 million above-mentioned increase related to our acute care hospital services, on a Same Facility basis; (ii) a $59 million increase in provider tax assessments; (iii) a combined increase of $75 million in operating expenses incurred at the two above-mentioned new acute care hospitals, and; (iv) the above-mentioned $18 million legal reserve established during 2025.

Supplies expense increased by $65 million, or 4.8%, during 2025 as compared to 2024. The increase was due to the above-mentioned $37 million increase related to our acute care hospital services, on a Same Facility basis, as well as the supplies expense incurred at the two above-mentioned new acute care hospitals.

Behavioral Health Care Services

The following table sets forth certain operating statistics for our behavioral health care services for the years ended December 31, 2025 and 2024.

	Same Facility Basis		All	
	2025	2024	2025	2024
Average licensed beds	24,087	23,909	24,342	24,274
Average available beds	23,987	23,809	24,242	24,187
Patient days	6,415,058	6,344,903	6,476,268	6,426,265
Average daily census	17,575.5	17,335.8	17,743.2	17,558.1
Occupancy-licensed beds	73.0%	72.5%	72.9%	72.3%
Occupancy-available beds	73.3%	72.8%	73.2%	72.6%
Admissions	469,571	467,508	473,071	473,081
Length of stay	13.7	13.6	13.7	13.6

Behavioral Health Care Services-Same Facility Basis

We believe that providing our results on a Same Facility basis, which includes the operating results for facilities and businesses operated in both the current year and prior year periods, is helpful to our investors as a measure of our operating performance. Our Same Facility results also neutralize (if applicable) the effect of items that are non-operational in nature including items such as, but not limited to, gains/losses on sales of assets and businesses, impacts of settlements, legal judgments and lawsuits, impairments of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods.

Our Same Facility basis results reflected on the table below also excludes from net revenues and other operating expenses, provider tax assessments incurred in each period as discussed below *Sources of Revenue-Summary of Various State Medicaid Supplemental Payment Programs.* However, these provider tax assessments are included in net revenues and other operating expenses as reflected in the table below under *All Behavioral Health Care Services.* The provider tax assessments had no impact on the income before income taxes as reflected on the tables below since the amounts offset between net revenues and other operating expenses. Prior year amounts related to certain facilities previously included in our Behavioral Health Care Services' results have been reclassified into our Acute Care Hospital Services' results as of May 1, 2024 to conform with current year presentation. To obtain a complete understanding of our financial performance, the Same Facility results should be examined in connection with our net income as determined in accordance with U.S. GAAP and as presented in the condensed consolidated financial statements and notes thereto as contained in this Annual Report on Form 10-K.

The following table summarizes the results of operations for our behavioral health care services, on a Same Facility basis, and is used in the discussions below for the years ended December 31, 2025 and 2024 (dollar amounts in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 7,185,336	100.0%	$ 6,668,971	100.0%
Operating charges:				
Salaries, wages and benefits	3,876,831	54.0%	3,574,879	53.6%
Other operating expenses	1,338,907	18.6%	1,263,911	19.0%
Supplies expense	234,606	3.3%	228,606	3.4%
Depreciation and amortization	217,375	3.0%	204,197	3.1%
Lease and rental expense	45,178	0.6%	45,626	0.7%
Subtotal-operating expenses	5,712,897	79.5%	5,317,219	79.7%
Income from operations	1,472,439	20.5%	1,351,752	20.3%
Interest expense, net	4,021	0.1%	4,027	0.1%
Other (income) expense, net	(2,107)	0.0%	(3,480)	-0.1%
Income before income taxes	$ 1,470,525	20.5%	$ 1,351,205	20.3%

During 2025, as compared to 2024, net revenues from our behavioral health services, on a Same Facility basis, increased by $516 million or 7.7%. Income before income taxes increased by $119 million, or 8.8%, amounting to $1.47 billion, or 20.5% of net revenues during 2025, as compared to $1.35 billion, or 20.3% of net revenues during 2024.

During 2025, net revenue per adjusted admission increased by 7.5% while net revenue per adjusted patient day increased by 6.8%, as compared to 2024. During 2025, as compared to 2024, inpatient admissions to our behavioral health care hospitals increased by 0.4% and adjusted admissions increased by 0.2%. Patient days at these facilities increased by 1.1% and adjusted patient days increased by 0.9% during 2025, as compared to 2024. The average length of inpatient stay at these facilities was 13.7 days and 13.6 days during 2025 and 2024, respectively. During each of the years ended December 31, 2025 and 2024, the occupancy rate, based on the average available beds at these facilities, was 73%.

On a Same Facility basis during 2025, as compared to 2024, salaries, wages and benefits expense increased by $302 million or 8.4%. The increase during 2025, as compared to 2024, was due to a 4.7% increase in salaries, wages and benefits expense per average full time equivalent employee, as well as a 3.5% increase in the average number of full-time equivalent employees. As a percentage of net revenues during each quarter, salaries, wages and benefits expense increased to 54.0% during 2025 as compared to 53.6% during 2024.

Other operating expenses increased by $75 million, or 5.9%, during 2025 as compared to 2024. As a percentage of net revenues, other operating expenses decreased to 18.6% during 2025 as compared to 19.0% during 2024.

Supplies expense increased by $6 million, or 2.6%, during 2025 as compared to 2024. As a percentage of net revenues, supplies expense decreased slightly to 3.3% during 2025 as compared to 3.4% during 2024.

All Behavioral Health Care Services

The following table summarizes the results of operations for all our behavioral health care services during 2025 and 2024. These amounts include: (i) our behavioral health care results on a Same Facility basis, as indicated above; (ii) the impact of provider tax assessments which increased net revenues and other operating expenses but had no impact on income before income taxes, and; (iii) certain other amounts, as applicable, including the results of facilities that were acquired, opened or closed during the past year. Dollar amounts below are reflected in thousands.

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 7,425,500	100.0%	$ 6,873,090	100.0%
Operating charges:				
Salaries, wages and benefits	3,893,474	52.4%	3,590,956	52.2%
Other operating expenses	1,566,405	21.1%	1,443,857	21.0%
Supplies expense	235,422	3.2%	229,527	3.3%
Depreciation and amortization	220,464	3.0%	205,741	3.0%
Lease and rental expense	46,257	0.6%	46,980	0.7%
Subtotal-operating expenses	5,962,022	80.3%	5,517,061	80.3%
Income from operations	1,463,478	19.7%	1,356,029	19.7%
Interest expense, net	4,110	0.1%	4,027	0.1%
Other (income) expense, net	(1,135)	0.0%	(3,547)	-0.1%
Income before income taxes	$ 1,460,503	19.7%	$ 1,355,549	19.7%

During 2025, as compared to 2024, net revenues generated from our behavioral health services increased by $552 million, or 8.0%. The increase was primarily attributable to the above-mentioned $516 million, or 7.7%, increase in net revenues at our behavioral health facilities, on a Same Facility basis, as well as a $36 million increase in provider tax assessments.

Income before income taxes increased by $105 million, or 7.7%, to $1.46 billion, or 19.7% of net revenues during 2025, as compared to $1.36 billion, or 19.7% of net revenues during 2024. The increase in income before income taxes at our behavioral health facilities during 2025, as compared to 2024, was primarily attributable to the $119 million, or 8.8% increase in income before income taxes generated at our behavioral health facilities, on a Same Facility basis, partially offset by the losses incurred at recently opened, closed or divested facilities.

During 2025, as compared to 2024, salaries, wages and benefits expense increased by $303 million or 8.4%. The increase was due primarily to the above-mentioned $302 million, or 8.4%, increase related to our behavioral health facilities, on a Same Facility basis.

Other operating expenses increased by $123 million, or 8.5%, during 2025 as compared to 2024. The increase was due primarily to the above-mentioned $75 million, or 5.9%, increase related to our behavioral health facilities, on a Same Facility basis, as well as $48 million of other combined net increases consisting primarily of increased provider tax assessments.

Supplies expense increased by $6 million, or 2.6%, during 2025 as compared to 2024.

Sources of Revenue

Overview: We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients.

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payers which unfavorably impacts the collectability of our patient accounts.

Sources of Revenues and Health Care Reform: Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, economic recovery stimulus packages, responses to natural disasters, and the federal and state budget deficits in general may affect the availability of government funds to provide additional relief in the future. Changes resulting from the outcome of the 2024 elections may include increased reliance on Medicare Advantage programs, work requirements for Medicaid waiver program eligibility, increased focus on hospital outpatient site neutral payment policies, and similar initiatives that may reduce the availability of funding for federal healthcare programs or make eligibility for benefits more difficult. Legislation adopted on July 4, 2025, One Big Beautiful Bill Act ("OBBBA") of 2025", will have the effect of substantially decreasing federal funding for state Medicaid Programs. Any significant reduction in federal Medicaid funding to states would likely result in states reducing Medicaid payments to us which would have a material adverse effect on us. We are unable to predict the effect of future policy changes on our operations.

In 2010, the Patient Protection and Affordable Care Act, as amended by the Health and Education Reconciliation Act (collectively, the "ACA") was enacted and its two primary goals were to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses. The ACA revised reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high-quality care and contains a number of incentives and penalties under these programs to achieve these goals. The ACA provides for reductions to Medicaid DSH payments which are now scheduled to begin in federal fiscal year 2028.

A 2012 U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion by reducing their existing Medicaid funding. Therefore, states can choose to expand or not to expand their Medicaid program without risking the loss of federal Medicaid funding. As a result, many states, including Texas, have not expanded their Medicaid programs without the threat of loss of federal funding. CMS has previously granted section 1115 demonstration waivers providing for work and community engagement requirements for certain Medicaid eligible individuals. CMS has also released guidance to states interested in receiving their Medicaid funding through a block grant mechanism. The Biden administration withdrew certain previously issued section 1115 demonstrations aligned with these policies, but Georgia has imposed work and community engagement requirements under a Medicaid demonstration program that launched July 1, 2023. President Trump, who favored work and community engagement requirements in his first administration, sought and obtained legislation under the OBBBA that applies such requirements to a significant percentage of Medicaid program beneficiaries. We anticipate this change will lead to reductions in Medicaid coverage and likely increases in uncompensated care.

On December 14, 2018, a Texas Federal District Court deemed the Legislation to be unconstitutional in its entirety. The Court concluded that the Individual Mandate is no longer permissible under Congress's taxing power as a result of the Tax Cut and Jobs Act of 2017 reducing the individual mandate's tax to $0 (i.e., it no longer produces revenue, which is an essential feature of a tax), rendering the Legislation unconstitutional. The Court also held that because the individual mandate is "essential" to the Legislation and is inseverable from the rest of the law, the entire Legislation is unconstitutional. That ruling was ultimately appealed to the United States Supreme Court, which decided in *California v. Texas* that the plaintiffs in the matter lacked standing to bring their constitutionality claims. The Court did not reach the plaintiffs' merits arguments, which specifically challenged the constitutionality of the Legislation's individual mandate and the entirety of the Legislation itself. As a result, the Legislation will continue to be law, and the Department of Health and Human Services ("HHS") and its respective agencies will continue to enforce regulations implementing the law. However, on September 7, 2022, the Legislation faced its most recent challenge when a Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that a requirement that certain health plans cover services without cost sharing violates the Appointments Clause of the U.S. Constitution and that the coverage of certain HIV prevention medication violates the Religious Freedom Restoration Act. The decision was ultimately appealed to the U.S. Supreme Court, which in its June 2025 *Kennedy v. Braidwood Management* decision, opined in favor of HIV preventive care coverage. The impact of this decision on us cannot be predicted.

The Legislation also contained provisions aimed at reducing fraud and abuse in healthcare. The Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. In December, 2024, CMS changed the standard for identification of an overpayment and now requires the report and return of an overpayment if a provider or supplier has actual knowledge of the existence of an overpayment or acts in reckless disregard or deliberate ignorance of an overpayment. The Legislation also expanded the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities. A repeal of the Legislation, in whole or in relevant part, may result in physicians being able to expand ownership interest in hospitals.

In addition to legislative changes, the ACA can be significantly impacted by executive branch actions. The Biden administration had issued executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the ACA or the Medicaid program. The American Rescue Plan Act of 2021's expansion of subsidies to purchase coverage through an exchange contributed to increased exchange enrollment in 2021. The Inflation Reduction Act (IRA)'s extension of subsidies through 2025 increased exchange enrollment in years subsequent to 2021. These enhanced subsidies expired on December 31, 2025. It remains unclear what portions of the ACA may remain, or whether any replacement or alternative programs may be created by any future legislation. Any such future repeal or replacement may have significant impact on the reimbursement for healthcare services generally, and may create reimbursement for services competing with the services offered by our hospitals. Accordingly, there can be no assurance that the adoption of any future federal or state healthcare reform legislation will not have a negative financial impact on our hospitals, including their ability to compete with alternative healthcare services funded by such potential legislation, or for our hospitals to receive payment for services. Extension of these subsidies is currently the subject of Congressional debate as part of the federal budget negotiation, and we cannot predict whether these subsidies will ultimately be adopted in federal fiscal year 2026.

For additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein, please see *Note 10 to the Consolidated Financial Statements-Revenue Recognition*.

Medicare: Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided. Since a substantial portion of our revenues will come from patients under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in this program.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under the inpatient prospective payment system ("IPPS"). Under the IPPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's Medicare severity diagnosis related group ("MS-DRG"). Every MS-DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The MS-DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This MS-DRG assignment also affects the predetermined capital rate paid with each MS-DRG. The MS-DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity. While we generally will not receive payment from Medicare for inpatient services, other than the MS-DRG payment, a hospital may qualify for an "outlier" payment if a particular patient's treatment costs are extraordinarily high and exceed a specified threshold. MS-DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the MS-DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the MS-DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals.

In July, 2025, CMS published its IPPS 2026 final payment rule which provides for a 3.3% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments, and adjustments mandated by the Legislation are considered (including a -0.7% productivity adjustment offset), without consideration for the required Medicare DSH payments changes and increase to the Medicare Outlier threshold, the overall increase in IPPS payments is approximately 1.0%. Instead of applying a state-level rural floor budget neutrality adjustment to the wage index, the final rule has applied a uniform, national budget neutrality adjustment to the FY 2026 wage index for the rural floor. Nevada will be subject to a 5.0% reduction in the wage index adjustment as a result of a decrease in the wage index rural floor in that state. Including DSH payments, a decrease to the Medicare Outlier threshold and certain other adjustments, we estimate our overall increase from the final IPPS 2026 rule (covering the period of October 1, 2025 through September 30, 2026) will approximate 2.7%.

In August, 2024, CMS published its IPPS 2025 final payment rule which provides for a 2.9% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments, and adjustments mandated by the Legislation are considered, without consideration for the required Medicare DSH payments changes and increase to the Medicare Outlier threshold, the overall increase in IPPS payments is approximately 1.8%. Including DSH payments, an increase to the Medicare Outlier threshold and certain other adjustments, we estimate our overall increase from the final IPPS 2025 rule (covering the period of October 1, 2024 through September 30, 2025) will approximate 1.2%.

In August, 2023, CMS published its IPPS 2024 final payment rule which provides for a 3.1% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates (including a change in the Medicare Rural Floor calculation), documenting and coding adjustments, and adjustments mandated by the Legislation are considered, without consideration for the required Medicare DSH payments changes and increase to the Medicare Outlier threshold, the overall increase in IPPS payments is approximately 6.6%. Including DSH payments, an increase to the Medicare Outlier threshold and certain other adjustments, we estimate our overall increase from the final IPPS 2024 rule (covering the period of October 1, 2023 through September 30, 2024) will approximate 5.4%.

In June, 2019, the Supreme Court of the United States issued a decision favorable to hospitals impacting prior year Medicare DSH payments (*Azar v. Allina Health Services*, No. 17-1484 (U.S. Jun. 3, 2019)). In *Allina*, the hospitals challenged the Medicare DSH adjustments for federal fiscal year 2012, specifically challenging CMS's decision to include inpatient hospital days attributable to Medicare Part C enrollee patients in the numerator and denominator of the Medicare/SSI fraction used to calculate a hospital's DSH payments. This ruling addresses CMS's attempts to impose the policy espoused in its vacated 2004 rulemaking to a fiscal year in the 2004–2013 time period without using notice-and-comment rulemaking. This decision should require CMS to recalculate hospitals' DSH Medicare/SSI fractions, with Medicare Part C days excluded, for at least federal fiscal year 2012, but likely federal fiscal years 2005 through 2013. In August, 2020, CMS issued a rule that proposed to retroactively negate the effects of the aforementioned Supreme Court decision, which rule has yet to be finalized. Although we can provide no assurance that we will ultimately receive additional funds, we estimate that the favorable impact of this court ruling on certain prior year hospital Medicare DSH payments could range between $18 million to $28 million in the aggregate.

The 2011 Act included the imposition of annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Committee, which was responsible for developing recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented on March 1, 2013 resulting in Medicare payment reductions of up to 2% per fiscal year. Subsequent legislation has extended this sequestration through 2032. The CARES Act, as amended, temporarily suspended or limited the application of this sequestration from May 1, 2020 through June 30, 2022, with a return to the full 2% Medicare payment reduction thereafter.

Inpatient services furnished by psychiatric hospitals under the Medicare program are paid under a Psychiatric Prospective Payment System ("Psych PPS"). Medicare payments to psychiatric hospitals are based on a prospective per diem rate with adjustments to account for certain facility and patient characteristics. The Psych PPS also contains provisions for outlier payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department.

In August, 2025, CMS published its Psych PPS final rule for the federal fiscal year 2026. Under this final rule, payments to our behavioral health care hospitals and units from the market basket update are estimated to increase by 2.5% compared to federal fiscal year 2025. This amount includes the effect of the 3.2% net market basket update which reflects the offset of a 0.7% productivity adjustment. When all of the final patient level adjustments described below as well as proposed wage index values are considered, we estimate that Psych PPS payments will increase by 1.7% in FFY 2026.

In July, 2024, CMS published its Psych PPS final rule for the federal fiscal year 2025. Under this final rule, payments to our behavioral health care hospitals and units from the market basket update are estimated to increase by 2.8% compared to federal fiscal year 2024. This amount includes the effect of the 3.3% net market basket update which reflects the offset of a 0.5% productivity adjustment. When all of the final patient level adjustments described below as well as proposed wage index values are considered, we estimate that Psych PPS payments will increase by 2.1% in FFY 2025.

In addition to the market basket update noted above, CMS will make the following changes:

- Revisions to the methodology for determining the payment rates under the Inpatient Psychiatric Facility ("IPF") PPS for psychiatric hospitals and psychiatric units based on a review of the data and information collected in prior years in accordance with section 1886(s)(5)(A) of the Social Security Act, as added by the Consolidated Appropriations Act of 2023 ("CAA of 2023"). CMS finalized revisions to the IPF patient-level adjustment factors. The patient-level adjustments include Medicare Severity Diagnosis Related Groups (MS–DRGs) assignment of the patient's principal diagnosis, selected comorbidities, patient age, and the variable per diem adjustments;

- Implement these revisions in a budget-neutral manner (that is, estimated payments to IPFs for FFY 2025 would be the same with or without the final revisions), and;

- Clarified the criteria regarding all-inclusive cost reporting. This clarification requires our behavioral health care hospitals, which are currently utilizing an all-inclusive charging practice, to modify both their billing practices and information technology applications by June 1, 2025 to ensure compliance with future regulations. We are in compliance with this CMS billing requirement.

This final rule also includes two requests for information on future revisions to the IPF PPS facility-level adjustment factors and development of the new standardized IPF Patient Assessment Instrument, required by the CAA of 2023, which IPFs participating in the IPF Quality Reporting Program will be required to report for Rate Year 2028.

In July, 2023, CMS published its Psych PPS final rule for the federal fiscal year 2024. Under this final rule, payments to our behavioral health care hospitals and units are estimated to increase by 3.3% compared to federal fiscal year 2023. This amount includes the effect of the 3.5% net market basket update which reflects the offset of a 0.2% productivity adjustment.

In November, 2025, CMS issued its OPPS final rule for 2026. The hospital market basket increase is 3.3% and the productivity adjustment reduction is 0.7% for a net market basket increase of 2.6%. When other statutorily required adjustments (including a 0.5% reduction for the 340B remedy discussed below) and hospital patient service mix are considered, we estimate that our overall Medicare OPPS update for 2026 will aggregate to a net increase of 2.0%

Some key changes in the 2026 OPPS final rule include:

340B Remedy Recoupment:

CMS anticipates shortening the 340B Remedy recoupment transition from the previously established 16-year schedule beginning 2027; however the revised duration has not yet been determined. A 2023 CMS final rule had implemented a negative OPPS recoupment adjustment of 0.5 percent for approximately 16 years to offset $7.8 billion paid to hospitals for non-drug OPPS payments between 2018 and 2022 – following the US Supreme Court decision overturning the Trump Administration's 340B reduction policy. CMS will maintain the annual offset of 0.5 percent in CY 2026 with a plan to increase the reduction amount above the 0.5% in CY 2027 and with an unspecified reduction to remain in effect until the estimated payment reduction reaches $7.8 billion.

Eliminating the Inpatient Only (IPO) List:

CMS will phase out the IPO list over a 3-year period, beginning with removing 285 mostly musculoskeletal procedures for CY 2026. Procedures removed from the IPO list would be exempted from certain medical review activities related to the two-midnight policy for CY 2026 and subsequent years until CMS determines the service or procedure is more commonly performed in the Medicare population in the outpatient setting. For CY 2026, the Company expects the impact to be immaterial. For CY's 2027 and later, the estimated potential financial impact to the Company cannot be determined until future CMS rulemaking process related to changes in the IPO list occurs.

On November 2, 2023, in light of the Supreme Court's decision in *American Hospital Association v. Becerra* (142 S. Ct. 1896 (2022)) and the district court's remand to the agency, CMS issued a final rule outlining the remedy for the 340B-acquired drug payment policy for calendar years 2018-2022. CMS published the final rule to remedy the payment rates the Court held were invalid aspects of their past policy and will affect nearly all hospitals paid under the OPPS. As part of the final remedy, CMS will make an adjustment to the update factor to maintain budget neutrality as required by statute. CMS finalized the 340B policy for calendar year 2018 in 2017 in a budget neutral manner that included increasing payments for non-drug items and services; this payment increase was in effect from calendar years 2018 through 2022. CMS estimates that hospitals were paid $7.8 billion more for non-drug items and services during this time period than they would have been paid in the absence of the 340B payment policy. Because CMS is now making additional payments to affected 340B covered entity hospitals to pay them what they would have been paid had the 340B policy never been implemented, CMS will make a corresponding offset to maintain budget neutrality as if the 340B payment policy had never been in effect. To carry out this required $7.8 billion budget neutrality adjustment, CMS will reduce future non-drug item and service payments by adjusting the OPPS conversion factor by minus 0.5% starting in calendar year 2026 and continuing for an estimated 16 years. However, as discussed above and as noted in the 2026 OPPS final rule, CMS is likely to shorten the recovery period of the $7.8 billion to less than 17 years starting in calendar year 2027 to a currently unspecified reduction to non-drug item and service payments.

In November, 2024, CMS issued its OPPS final rule for 2025. The hospital market basket increase is 3.4% and the productivity adjustment reduction is 0.5% for a net market basket increase of 2.9%. When other statutorily required adjustments and hospital patient service mix are considered, including a 14.2% increase to the partial hospitalization rate, we estimate that our overall Medicare OPPS update for 2025 will aggregate to a net increase of 3.6%.

In November, 2023, CMS issued its OPPS final rule for 2024. The hospital market basket increase is 3.3% and the productivity adjustment reduction is 0.2% for a net market basket increase of 3.1%. When other statutorily required adjustments and hospital patient service mix are considered, we estimate that our overall Medicare OPPS update for 2024 will aggregate to a net increase of 9.7%. This percentage reflects the impact resulting from rural floor changes to the Medicare wage index adjustment factor where certain states, such as California and Nevada, will materially benefit from this change.

In November, 2019, CMS finalized its Hospital Price Transparency rule that implements certain requirements under the June 24, 2019 Presidential Executive Order related to Improving Price and Quality Transparency in American Healthcare to Put Patients First. Under this final rule, effective January 1, 2021, CMS will require: hospitals to make public: (1) their standard changes (both gross charges and payer-specific negotiated charges) for all items and services online in a machine-readable format, and; (2) standard charge data for a limited set of "shoppable services" the hospital provides in a form and manner that is more consumer friendly. On November 2, 2021, CMS released a final rule increasing the monetary penalty that CMS can impose on hospitals that fail to comply with the price transparency requirements. We believe that our hospitals are in full compliance with the applicable federal regulations. In November, 2023, CMS finalized multiple provisions, effective as of January 1, 2024, focused on increasing hospital price transparency and compliance enforcement including but not limited to: (1) standard charges data would be posted online using a CMS template, instead of using the hospital's own form/format; (2) all standard charge information would be encoded with a specified set of data elements (e.g., hospital name; license number; payer/plan name; description of service; billing codes, among others); (3) other technical changes related to increasing consumers' automated accessibility to hospital standard charges, and; (4) certifications regarding accuracy of standard charge data and related compliance warning notices from CMS and requiring accessibility to health system leadership regarding transparency noncompliance.

In September, 2024, the Departments of Labor, Health and Human Services and the Treasury published final rules that:

- Mandate that insurers analyze the outcomes of their coverage to ensure there's equivalent access to mental health care, including provider networks, prior authorization rates and payment for out-of-network providers, and take action to get in compliance;

- Establish when health plans can't use prior authorization or other tactics to make it more difficult to access mental health and substance use treatment, and;

- Require additional insurers to comply with the 2008 Mental Health Parity and Addiction Equity Act.

While these rules will likely improve patient access to inpatient and outpatient mental health services, we are unable to estimate the related potential impact on our results of operations.

Medicare Advantage Payment Annual Update:

On January 26, 2026, CMS released the calendar year 2027 ("CY 2027") Advance Notice of Methodological Changes for Medicare Advantage ("MA") Capitation Rates ("Advance Notice"). The proposed policies in the CY 2027 Advance Notice are projected to result in a net average year-over-year payment increase of 0.09% in MA payments to plans in CY 2027. When considering estimated risk score trend in MA driven by coding practices and population changes, the expected average change in payments will be 2.54%. For CY 2027, CMS expects the MA risk scores to increase, on average, by 2.45% due to the underlying coding trend. The CY 2027 rate announcement will be published no later than April 6, 2026.

In April, 2025, the CMS released the calendar year 2026 ("CY 2026") rate announcement for the MA that finalizes the payment policies for this program. Payments from the government to MA plans are expected to increase on average by 5.06% from 2025 to 2026 excluding the CMS estimate of Medicare Advantage risk score trend. This change represents an increase of 2.83% since the CY 2026 announcement, which is largely attributable to an increase in the effective growth rate.

Medicaid: Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive revenues from various state and county-based programs, including Medicaid in all the states in which we operate. We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Washington, D.C., Illinois, Pennsylvania, Kentucky, Florida, Tennessee, Virginia, Massachusetts, Michigan, Mississippi and Washington. We also receive Medicaid disproportionate share hospital payments in certain states including, most significantly, Texas. Many of these programs have a Medicaid supplemental payment component that are subject to approval on a year-to-year basis and there is no assurance that these supplemental payment revenues will continue at their current rates or at all. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states. We can provide no assurance that reductions to revenues earned pursuant to these programs, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

The Legislation substantially increases the federally and state-funded Medicaid insurance program, and authorizes states to establish federally subsidized non-Medicaid health plans for low-income residents not eligible for Medicaid starting in 2014. However, the Supreme Court has struck down portions of the Legislation requiring states to expand their Medicaid programs in exchange for increased federal funding. Accordingly, many states in which we operate have not expanded Medicaid coverage to individuals at 133% of the federal poverty level. Facilities in states not opting to expand Medicaid coverage under the Legislation may be additionally penalized by corresponding reductions to Medicaid disproportionate share hospital payments beginning in fiscal year 2024, as discussed below. We can provide no assurance that further reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

Summary of Various State Medicaid Supplemental Payment Programs:

As noted elsewhere herein, the OBBBA has specific legislative language that will reduce Medicaid supplemental payments as well as limit Provider Taxes used by states to finance the non-federal share of Medicaid supplemental payments. The following table summarizes the revenues, healthcare provider taxes ("Provider Taxes") and net benefit related to each of the below-mentioned Medicaid supplemental programs for the years ended December 31, 2025 and 2024. The Provider Taxes are recorded in other operating expenses on the consolidated statements of income, as included herein. The "Estimated 2026" amounts reflected on the table below are, in many cases, subject to federal and potentially state approval and may be affected by any reductions or other changes in federal funding for these programs.

	(amounts in millions)		
	Estimated 2026	2025	2024
Texas Supplemental Payment Programs:			
Revenues	$ 339	$ 315	$ 336
Provider Taxes	(143)	(127)	(131)
Net benefit	$ 196	$ 188	$ 205
Nevada SDP:			
Revenues	$ 458	$ 353	$ 310
Provider Taxes	(162)	(125)	(116)
Net benefit	$ 296	$ 228	$ 194
Various Other State Programs:			
Revenues	$ 1,195	$ 1,246	$ 853
Provider Taxes	(363)	(379)	(289)
Net benefit	$ 832	$ 867	$ 564
Subtotal-Provider Tax Programs:			
Revenues	$ 1,992	$ 1,914	$ 1,499
Provider Taxes	(668)	(631)	(536)
Aggregate net benefit from Provider Tax Programs	$ 1,324	$ 1,283	$ 963
Texas, Nevada and South Carolina DSH/SPA Programs:			
Revenues	$ 38	$ 56	$ 53
Provider Taxes	0	0	0
Net benefit	$ 38	$ 56	$ 53
Total Supplemental Medicaid Programs:			
Revenues	$ 2,030	$ 1,970	$ 1,552
Provider Taxes	(668)	(631)	(536)
Aggregate net benefit from all Supplemental Programs	$ 1,362	$ 1,339	$ 1,016

Texas Supplemental Payment Programs:

Certain of our acute care hospitals located in various counties of Texas participate in Medicaid supplemental payment Section 1115 Waiver indigent care programs. The 1115 Waiver has been approved by CMS through September 30, 2030. These hospitals also have affiliation agreements with third-party hospitals to provide free hospital and physician care to qualifying indigent residents of these counties. Our hospitals receive both supplemental payments from the Medicaid program and indigent care payments from third-party, affiliated hospitals. The supplemental payments are contingent on the county or hospital district making an Inter-Governmental Transfer ("IGT") to the state Medicaid program while the indigent care payment is contingent on a transfer of funds from the applicable affiliated hospitals. However, the county or hospital district is prohibited from entering into an agreement to condition any IGT on the amount of any private hospital's indigent care obligation.

CHIRP (including QIF)

On August 1, 2022, CMS approved the Comprehensive Hospital Increase Reimbursement Program ("CHIRP"), with a pool of $5.2 billion, for the rate period effective September 1, 2022 to August 31, 2023. On July 31, 2023, CMS approved the CHIRP program, with a pool of $6.5 billion, for the rate period of September 1, 2023 to August 31, 2024. On September 13, 2024, CMS approved the CHIRP program with a pool of $6.5 billion for the rate period September 1, 2024 to August 31, 2025 (with an amended CMS approval on October 1, 2024). A CHIRP preprint for the rate period September 1, 2025 to August 31, 2026 was approved by CMS in August, 2025 with a pool size of $9.2 billion. This program is estimated to increase reimbursement to our hospitals by approximately $20 million to $23 million in program year 2026.

On January 26, 2024, the Texas Health and Human Services Commission ("THHSC") issued a final rule that will modify the CHIRP payments beginning with the State Fiscal Year (SFY) 2025 rate period to promote the advancement of the quality goals and strategies the program is designed to advance.

The final modifications include:

- Creation of a new pay-for-performance incentive payment through a third component in CHIRP, the Alternate Participating Hospital Reimbursement for Improving Quality Award ("APHRIQA"). For state fiscal years beginning with SFY 2025, behavioral health hospitals and rural hospitals will not be included in the pay-for-performance program, and;

- The funds for payment of the APHRIQA component will be transitioned from the existing uniform rate increase components of the Uniform Hospital Rate Increase Percentage and the Average Commercial Incentive Award and will be paid using a scorecard that directs managed care organizations to pay providers for performance achievements on quality outcome measures. Payments will be distributed under APHRIQA on a semi-annual basis that aligns with the measurement period determined for quality metrics reporting.

CHIRP payment levels could be reduced materially if our hospitals are not able meet the required APHRIQA pay-for-performance metrics.

In connection with the Quality Incentive Fund ("QIF"), the results of operations of certain of our acute care hospitals located in Texas included aggregate revenues of $32 million and $50 million during the years ended December 31, 2025 and 2024, respectively. These amounts were earned pursuant to contract terms with various Medicaid managed care plans which requires the annual payout of QIF funds when a managed care service delivery area's actual claims-based CHIRP payments are less than targeted CHIRP payments for a specific rate year.

We estimate that these hospitals will be entitled to approximately $18 million of aggregate QIF revenues during the year ended December 31, 2026.

UC

Included in these provider tax programs are reimbursements received in connection with the Texas Uncompensated Care program ("UC"). The size and distribution of the UC pool are determined based on charity care costs reported to THHSC in accordance with Medicare cost report Worksheet S-10 principles.

HARP

On September 24, 2021, THHSC finalized New Fee-for-Service Supplemental Payment Program: Hospital Augmented Reimbursement Program ("HARP") to be effective October 1, 2021. The HARP program continues the financial transition for providers who have historically participated in the Delivery System Reform Incentive Payment program described below. The program, which was approved by CMS on August 15, 2023, will provide additional funding to hospitals to help offset the cost hospitals incur while providing Medicaid services. HARP is technically a Medicaid Upper Payment Limit as payment under this program is based on a reasonable estimate of the amount that would be paid for the services under Medicare payment principles but is referred to as HARP by THHSC.

In connection with this program, included in our results of operations was approximately $23 million and $43 million during the years ended December 31, 2025 and 2024, respectively. Approximately $16 million of the amount recorded during 2024 was applicable to the period of October 1, 2022 through September 30, 2023.

We expect our net reimbursements pursuant to HARP to approximate $19 million during the year ended December 31, 2026.

Nevada State Directed Payment Program ("SDP"):

As previously reported, in February, 2023, the Nevada Division of Health Care Financing and Policy ("DHCFP") outlined a new provider fee on private hospitals located in Nevada that would effectively capture new Medicaid federal share for certain categories of services eligible for the new payment program. In late December, 2023, CMS approved the Medicaid managed care component of the Nevada SDP program, with an effective date of January 1, 2024. In November 2024, CMS approved an increased assessment rate which funded an increase in the SDP pool size covering the period of July 1, 2024 through December 31, 2024. Payments made pursuant to this component of the Nevada SDP program, which requires annual approval by CMS, are subject to reconciliation by DHCFP based on actual Medicaid managed care utilization during 2024. There can be no assurance that the

Medicaid managed care component of the Nevada SDP will continue for any period after December 31, 2025, or that it will not be modified. The Nevada SDP (as revised in February, 2026) for the period of January 1, 2025 through December 31, 2025 has been approved by CMS.

In connection with this program, included in our results of operations was approximately $228 million and $194 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our aggregate net reimbursements pursuant to both components of the Nevada SDP program (net of related provider taxes) will approximate $296 million during the year ended December 31, 2026. Approximately $30 million of this amount relates to the period of January 1, 2025 to December 31, 2025.

Various Other State Programs:

We receive substantial reimbursement from multiple states in connection with various supplemental Medicaid payment programs. The states include, but are not limited to, the state programs listed below from which we receive significant reimbursements.

Kentucky Hospital Rate Increase Program ("HRIP")

In early 2021, CMS approved the Kentucky Medicaid Managed Care Hospital Rate Increase Program. In connection with this program, included in our results of operations was approximately $94 million and $88 million during the years ended December 31, 2025 and 2024, respectively. In February, 2026, CMS approved the program for the period of January 1, 2026 through December 31, 2026 whereby the HIRP pool size will increase from $2.4 billion to $2.8 billion.

We estimate that our net reimbursements pursuant to HRIP will approximate $109 million during the year ended December 31, 2026.

California Supplemental Payments

In California, the state continues to operate Medicaid supplemental payment programs consisting of three components: Fee For Service Payment, Managed Care-Pass-Through Payment and Managed Care-Directed Payment. The non-federal share for these programs are financed by a statewide provider tax. The Directed Payment method will be based on actual concurrent hospital Medicaid managed care in-network patient volume whereas the other programs are based on prior year Medicaid utilization. The CMS program approval status is outlined in the table below.

California Hospital Fee Program CMS Approval Status:

Hospital Fee Program Component	CMS Methodology Approval Status	CMS Rate Setting Approval Status
Fee For Service Payment	Approved through December 31, 2024	Approved through December 31, 2024; Paid through December 31, 2024
Managed Care-Pass-Through Payment	Approved through December 31, 2024	Approved through December 31, 2023 and paid in advance through December 31, 2024
Managed Care-Directed Payment	Approved through December 31, 2024	Approved through December 31, 2023 and paid in advance through June 30, 2024

In connection with this program, included in our results of operations was $68 million and $47 million during the years ended December 31, 2024 and 2023, respectively. During the first quarter of 2025, the Department of Health Care Services submitted a final draft of the Hospital Quality Assurance Fee program 9 fee to CMS for approval for the period January 1, 2025 to December 31, 2025 and a subsequent amendment in July 2025. This submission includes the Managed Care-Directed Payment preprint. We are unable to predict the outcome, amount or timing of any related increase that may result from this submission.

We estimate that our net reimbursements pursuant to this program will approximate $68 million during the year ended December 31, 2026.

Mississippi Hospital Access Program

In September, 2023, subject to CMS approval, Mississippi announced a $689 million, two-part Medicaid payment proposal, effective retroactively to July 1, 2023, that would be funded by annual hospital assessments to the state's Medicaid program. These hospital assessments are calculated using a formula provided under state law. The first part of the program, known as the Mississippi Hospital Access Program ("MHAP"), provides direct payments for hospitals that serve patients in the state's Medicaid managed care delivery system. Hospitals are reimbursed near the average commercial rate, which is the upper limit ("UPL") for Medicaid managed care reimbursements. The second part of the program supplements traditional Medicaid payment rates for hospitals providing inpatient and outpatient services up to Medicaid's regulated UPL. In June 2024, CMS approved the MHAP program component for the period

July 1, 2024 to June 30, 2025. The UPL component was approved in April, 2024. In September 2025, CMS approved the MHAP program component for the period July 1, 2025 to June 30, 2026. The UPL component was approved in April 2024.

In connection with this program, included in our results of operations was approximately $55 million and $48 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to these supplemental payment programs will approximate $60 million during the year ended December 31, 2026.

Florida Medicaid Managed Care Directed Payment Program ("DPP")

The Florida DPP provides for an additional payment for Medicaid managed care contracted services. For the years ended December 31, 2025 and 2024, our results of operations included approximately $59 million and $46 million recorded in connection with this program (substantially all of which was recorded during the fourth quarters of each year).

We estimate that our reimbursements pursuant to this DPP will approximate $53 million during the year ended December 31, 2026. The Florida DPP for the period of October 1, 2024 to September 30, 2025 is under CMS' review for approval. The submitted DPP preprint includes a request to increase the size of the program and related DPP add-on payment levels based on a percentage of average commercial rates. If approved as submitted, we estimate that the aggregate net benefit applicable to our facilities could increase by approximately $47 million on an annual basis. This incremental increase to the Florida DPP program is not reflected in the above Medicaid Supplemental Provider Tax table.

Illinois Medicaid Supplemental Payment Programs

The Illinois Medicaid Supplemental Payment Programs are comprised of three components: (1) Medicaid managed care directed payment program; (2) Medicaid managed care pass-through program, and; (3) Medicaid fee for service supplemental payment program. These programs require various related legislative and regulatory approvals each year.

In connection with this program, included in our results of operations was approximately $32 million and $39 million during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to these supplemental payment programs will approximate $31 million during the year ended December 31, 2026. Approval of these programs for the period of January 1, 2026 to December 31, 2026 is under CMS' review.

Indiana Medicaid Managed Care DPP

The Indiana DPP provides for an additional payment for Medicaid managed care contracted services. In connection with this program, included in our results of operations was approximately $32 million and $31 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $34 million during the year ended December 31, 2026.

Oklahoma (Transition to Managed Care and Implementation of a Medicaid Managed Care DPP)

The current Oklahoma Medicaid supplemental payment program in effect, prior to the planned implementation of the new DPP in 2024, is the Supplemental Hospital Offset Payment Program ("SHOPP"). The SHOPP component will remain in place for certain categories of Medicaid patients that will continue to be enrolled in the traditional Medicaid Fee for Service program.

In May, 2022, Oklahoma enacted legislation that directs the Oklahoma Health Care Authority ("OHCA") to: (i) transition its Medicaid program from a fee for service payment model to a managed care payment model by no later than October 1, 2023, and: (ii) concurrently implement a Medicaid managed care DPP using a managed care gap of 90% of average commercial rates. In December, 2022, the OHCA delayed the implementation date of the Medicaid managed care change and related DPP until April 1, 2024. In September, 2023, CMS approved the DPP program for the 15-month period effective as of April 1, 2024 through June 30, 2025. CMS approval of the DPP program for the period July 1, 2025 to June 30, 2026 is pending.

In connection with this program, included in our results of operations was approximately $26 million and $20 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to these two supplemental payment programs (i.e. SHOPP and DPP) will approximate $26 million during the year ended December 31, 2026.

South Carolina Health Access, Workforce and Quality ("HAWQ") Program

In September 2023, CMS approved the South Carolina HAWQ Program retroactive to July 1, 2023 and subsequently approved by CMS in July, 2024 for the period of July 1, 2024 to June 30, 2025. In December 2025, CMS approved the period July 1, 2025 to June 30, 2026. This program is a Medicaid managed care directed payment program that provides for a rate enhancement to Medicaid managed care encounters. In connection with this program, included in our results of operations was approximately $30 million and $28 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $28 million during the year ended December 31, 2026.

Michigan Directed Payment Program ("DPP")

In March 2024, CMS approved the Michigan Medicaid DPP retroactive to October 1, 2023 based on average commercial rates. The Michigan DPP provides for an additional payment for Medicaid managed care contracted services. In connection with this program, included in our results of operations was approximately $50 million and $37 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $45 million during the year ended December 31, 2026. The Michigan DPP for the period of October 1, 2024 to September 30, 2025 was approved by CMS.

Idaho Upper Payment Limit ("UPL")

In April 2024, the Idaho Department of Health and Welfare ("IDHW") released its updated Medicaid UPL calculation for SFY 2024 (July 1, 2023 to June 30, 2024) and revised its SFY 2023 (July 1, 2022 to June 30, 2023) UPL calculation. Subject to CMS approval, the IDHW plans to continue this UPL program through SFY 2025 (July 1, 2024 to June 30, 2025) at payment levels comparable to SFY 2024. In SFY 2026, the IDHW intends to replace the UPL program with a Medicaid managed care state directed payment program. We are unable to predict whether payments levels under the planned new state directed payment program or a continuation of the UPL program in SFY 2026 will be comparable to the SFY 2025 UPL payment levels.

In connection with this program, included in our results of operations was approximately $25 million and $31 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $23 million during the year ended December 31, 2026.

Washington Safety Net Assessment Program

On April 2, 2024, CMS approved an expanded state directed payment program in Washington whereby payments will now be based on the average commercial rates. The program was approved retroactively for the period January 1, 2024 to December 31, 2024.

In connection with this program, included in our results of operations was approximately $47 million and $46 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this expanded program will approximate $40 million during the year ended December 31, 2026. The program for the period of January 1, 2025 to December 31, 2025 was approved by CMS.

New Mexico State Directed Payment Program ("SDP")

In November, 2024, CMS approved the New Mexico Medicaid SDP, retroactive to July 1, 2024, based on average commercial rates. The New Mexico SDP provides for an additional payment for Medicaid managed care contracted services. The program requires the submission of an annual report that demonstrates that 75% of the incremental net funds were used for the delivery of and access to healthcare services in the state.

The New Mexico SDP for the period of January 1, 2025 to December 31, 2025 was approved by CMS.

In connection with this program, included in our results of operations was approximately $30 million and $8 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $22 million during the year ended December 31, 2026.

Tennessee Directed Payment Program ("DPP")

Tennessee SB1740, enacted in May, 2024, imposes an annual coverage assessment on covered hospitals for fiscal year 2024-2025. The total assessment on all covered hospitals in the aggregate will be equal to 6% of the federally recognized annual coverage assessment base. The assessment proceeds will be used to fund an increase to the state's DPP payment pool to be based on average commercial rates.

In January, 2025, CMS approved the DPP payment increase for the period July 1, 2024 to December 31, 2024, contingent upon CMS' approval of the state's 1115 Medicaid Waiver amendment. In addition, the DPP program for calendar year 2025 (January 1, 2025 to December 31, 2025) was approved by CMS in April, 2025, also contingent upon CMS' approval of the state's 1115 Medicaid Waiver amendment which was approved by CMS in June, 2025.

In connection with this program, included in our results of operations was approximately $92 million and $10 million recorded during the years ended December 31, 2025 and 2024, respectively. $29 million of the 2025 recorded amount relates to the period July 1, 2024 to December 31, 2024.

We estimate that our net reimbursements pursuant to this program will approximate $50 million during the year ended December 31, 2026.

Washington, D.C. State Directed Payment program ("SDP")

In September, 2025, CMS approved the SDP program for the period October 1, 2024 to September 30, 2025. This SDP program provides for an add-on to in-network Medicaid managed care paid claims.

In connection with this program, included in our results of operations was approximately $114 million recorded during the year ended December 31, 2025.

We estimate that our net reimbursements pursuant to this program will approximate $107 million during the year ended December 31, 2026.

Ohio Medicaid Managed Care DPP

The Ohio DPP provides for an additional payment for Medicaid managed care contracted services. In connection with this program, included in our results of operations was approximately $18 million and $22 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $50 million during the year ended December 31, 2026, approximately $16 million of which relates to the period January through December, 2025.

Texas DSH and Nevada SPA Programs:

Texas DSH

Upon meeting certain conditions and serving a disproportionately high share of Texas' low income patients, our qualifying facilities located in Texas receive additional reimbursement from the state's DSH fund. The Texas DSH program was renewed for the state's 2026 DSH fiscal year (covering the period of October 1, 2025 through September 30, 2026).

In connection with this program, included in our results of operations was approximately $38 million and $36 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our aggregate net reimbursements earned pursuant to the Texas DSH program will approximate $21 million during the year ended December 31, 2026.

The ACA and subsequent federal legislation provides for a significant reduction in Medicaid disproportionate share payments beginning in federal fiscal year 2028 (see above in Sources of Revenues and Health Care Reform-Medicaid for additional disclosure related to the delay of these DSH reductions). HHS is to determine the amount of Medicaid DSH payment cuts imposed on each state based on a defined methodology. As Medicaid DSH payments to states will be cut, consequently, payments to Medicaid-participating providers, including our hospitals in Texas, will be reduced in the coming years. Based on the CMS final rule published in September, 2019 (as amended by the CARES Act and the CAA), beginning in fiscal year 2026, annual Medicaid DSH payments in Texas could be reduced by approximately 33% from current DSH payment levels. However, states have discretion in the allocation of their respective federal DSH allotment and we do not believe the state's allocation will result in a material decrease to DSH payment levels to our hospitals located in Texas. A series of federal continuing resolutions were passed by the federal government which provided for ongoing federal funding.

In connection with certain previous DSH and UC adverse federal court decisions, including the *Children's Hospital Association of Texas v. Azar*, we continue to maintain reserves in the financial statements for cumulative Medicaid DSH and UC reimbursements related to our behavioral health hospitals located in Texas that amounted to $33 million as of December 31, 2025 and $34 million as of December 31, 2024.

Nevada State Plan Amendment ("SPA")

CMS initially approved an SPA in Nevada in August, 2014 and this SPA has been approved for additional state fiscal years, including the 2024 fiscal year covering the period of July 1, 2023 through June 30, 2024. CMS approval for the 2025 and 2026 fiscal years, which is still pending, is expected to occur.

In connection with this program, included in our results of operations was approximately $18 million and $17 million recorded during the years ended December 31, 2025 and 2024, respectively.

We estimate that our net reimbursements pursuant to this program will approximate $17 million during the year ended December 31, 2026.

**Legislation Commonly Known as the One Big Beautiful Bill Act ("OBBBA")**

The OBBBA was enacted into law on July 4, 2025. This legislation includes material changes to the Medicaid program and other healthcare related programs including but not limited to:

**Medicaid State Directed Payments ("SDP")**

- In states that expanded their Medicaid programs under the ACA ("Expansion States"), the SDP payment rate is capped at 100% of Medicare.

- For states that did not expand Medicaid under the ACA ("Non-Expansion States"), the SDP rate is capped at 110% of Medicare.

- These provisions grandfathered SDP programs already in existence or pending approval from CMS. Beginning with the 2028 state fiscal years, SDP provisions pursuant to the OBBBA are being phased in whereby grandfathered payment plans will be reduced by no more than 10% annually until the applicable Medicare rate is reached.

**Limits on Provider Taxes**

- Prior law capped Provider Taxes at 6% of net patient revenue. The new law reduces the percentage of revenue that can be taxed as a Provider Tax.

- The Provider Tax provisions pursuant to the OBBBA are largely being phased in over a 5-year period.

- In Expansion States, beginning with the 2028 state fiscal years, this percentage will be reduced by 0.5% each year until it reaches 3.5%. In Non-Expansion States, the Provider Tax percentage will remain unchanged.

- Establishes new discretion for CMS to refuse waivers of Provider Tax uniformity requirement.

- In January 2026, CMS issued its Medicaid Provider Tax Rule final rule changing how state provider taxes are evaluated for compliance with federal requirements. Transition periods for state compliance with the new requirements will vary based on state specific circumstances. We are unable to determine the financial impact on our future Medicaid supplemental payments.

**Rural Health Transformation Program**

- Establishes a $50 billion rural health grant program for states between fiscal years 2026 and 2030 to be used for payments to rural health facilities. 50% of the fund will go to states equally and 50% will be allocated based on a rural formula determined by the HHS Secretary.

- In December 2025, The Centers for Medicare & Medicaid Services (CMS) announced that all 50 states will receive awards under the Rural Health Transformation Program. In 2026, states will receive first-year awards from CMS averaging $200 million within a range of $147 million to $281 million. The state of Texas received the highest award amount.

- Although certain of our hospitals that are designated by CMS as rural may be eligible for reimbursement pursuant to this fund, we are unable to predict if any of our facilities will ultimately qualify for reimbursement and are therefore unable to quantify any potential favorable impact on our future results of operations.

**Medicaid Eligibility:**

- Institutes an 80-hour a month work requirement for all Medicaid individuals ages 19-64 at least every 6 months, with some exceptions.

- Requires states to conduct eligibility redeterminations at least every 6 months for Medicaid expansion adults effective no later than January 1, 2027.

- Although we cannot predict the potential unfavorable impact on our future results of operations from these changes to Medicaid eligibility requirements, these changes could reduce the overall number of Medicaid enrollees thereby potentially decreasing our Medicaid revenues (including revenues earned pursuant to various state Medicaid supplemental payment programs) while potentially increasing the level of uncompensated care provided by our facilities.

As noted above, the OBBBA has specific legislative language that will reduce SDP payments as well as limit Provider Taxes used by states to finance the non-federal share of Medicaid supplemental payments. However, certain OBBBA provisions that would impact payment levels could be subject to some interpretation by CMS and related future federal rulemaking such as the definition of an SDP grandfathered program.

Based upon our current 2025 full year net benefit related to various state Medicaid supplemental payment programs, amounting to approximately $1.339 billion, as reflected on the table above in Summary of Various State Medicaid Supplemental Payment

Programs, we estimate that, commencing with the 2028 state fiscal years, our aggregate annual net benefit will be reduced, on an annually increasing and relatively pro rata basis, by approximately $432 million to $480 million by 2032. We cannot predict, among other things, if this legislation will ultimately be implemented as enacted, or if certain states may attempt to modify their respective SDP program in response to the OBBBA legislation. Given the various uncertainties and evolving state-by-state interpretations and computations related to this legislation, our forecasted estimates are subject to change, potentially by material amounts

Other Risk Factors Related To State Supplemental Medicaid Payments:

As outlined above, we receive substantial reimbursement from multiple states in connection with various supplemental Medicaid payment programs. Failure to renew these programs beyond their scheduled termination dates, failure of the public hospitals to provide the necessary IGTs for the states' share of the DSH programs, failure of our hospitals that currently receive supplemental Medicaid revenues to qualify for future funds under these programs, or reductions in reimbursements, could cause our estimates to differ by material amounts which could have a material adverse effect on our future results of operations.

In April, 2016, CMS published its final Medicaid Managed Care Rule which explicitly permits but phases out the use of pass-through payments (including supplemental payments) by Medicaid Managed Care Organizations ("MCO") to hospitals over ten years but allows for a transition of the pass-through payments into value-based payment structures, delivery system reform initiatives or payments tied to services under a MCO contract. Since we are unable to determine the financial impact of this aspect of the final rule, we can provide no assurance that the final rule will not have a material adverse effect on our future results of operations. In November, 2020, CMS issued a final rule permitting pass-through supplemental provider payments during a time-limited period when states transition populations or services from fee-for-service Medicaid to managed care.

We receive Medicaid SDP payments from MCOs authorized by CMS under 42 CFR § 438.6(c). Consistent with capitated rates paid by Medicaid state agencies to MCO's for managing Medicaid beneficiary lives under a risk-based arrangement, SDP program related capitated rates must also be developed by the state in accordance with actuarial soundness standards noted at 42 CFR § 438.4 and non-compliance could result in a reduction to SDP payment levels. In general, Medicaid SDP payments under 42 CFR § 438.6(c) are subject to annual CMS approval via the submission of a preprint application by a state agency which provides details of the SDP payment methodology and conformity with applicable federal regulations. CMS SDP preprint approval, and the timing of such approval, if it occurs, are not certain which can affect the both the SDP payment level and timing of SDP revenue recorded by us.

We incur Provider Taxes imposed by states in the form of a licensing fee, assessment or other mandatory payment which are related to: (i) healthcare items or services; (ii) the provision of, or the authority to provide, the health care items or services, or; (iii) the payment for the health care items or services that are used by respective states to finance the non-federal share of SDP's (or other Medicaid supplemental payment programs). Such Provider Taxes are subject to various federal regulations that limit the scope and amount of the taxes that can be levied by states in order to secure federal matching funds as part of their respective state Medicaid supplemental payment programs. States are subject to CMS both concurrent and retrospective review for their compliance with the applicable Provider Tax regulations and related federal statute. If CMS determines Provider Taxes used by a state Medicaid program to finance the non-federal share of a SDP (or other Medicaid supplemental payment programs) are not in compliance with the applicable Provider Tax regulations and related federal statutes, our SDP payments (and other Medicaid supplemental payments) could be subject to recoupment by the respective state agency when non-compliance is determined by CMS to exist.

We believe that the SDP (and other state supplemental payment) programs are designed by each state to be in full compliance with the applicable federal regulations and federal statutes. However, we are unable to provide assurance CMS will determine on a retroactive basis that a state's SDP (or other Medicaid supplemental payment program) design and Medicaid financing structures is in full compliance with the applicable federal regulations and federal statute(s).

On April 22, 2024, CMS issued Medicaid and Children's Health Insurance Program ("CHIP") Managed Care Access, Finance, and Quality Final Rule ("Managed Care Rule"). CMS intends for the Managed Care Rule to:

- Strengthen standard for timely access to care and states' monitoring and enforcement efforts;

- Enhance quality and fiscal and program integrity standards for state directed payments ("SDPs");

- Specify the scope of in lieu of services and settings to better address health-related social needs;

- Further specify medical loss ratio requirements, and;

- Establish a quality rating system for Medicaid and CHIP managed care plans.

The SDP provisions included in the Managed Care Rule:

- Requires that provider payment levels for state directed payments for inpatient and outpatient hospital services, nursing facility services, and the professional services at an academic medical center not exceed the average commercial rate;

- Prohibits the use of post-payment reconciliation processes for state directed payments that are based on fee schedules;

- Makes explicit in regulation the existing requirement that state directed payments must comply with all federal laws concerning funding sources of the non-federal share, and;

- Requires that states ensure each provider receiving a state directed payment attest that it does not participate in any arrangement that holds taxpayers harmless for the cost of a tax. CMS concurrently released an informational bulletin regarding CMS' exercise of enforcement discretion until calendar year 2028 for existing health-care related tax programs with certain hold-harmless arrangements involving the redistribution of Medicaid payments.

Fee-For-Service Short-Doyle Medi-Cal ("SD/MC") Hospitals Change In Payment Methodology:

Under the California Medicaid prepaid inpatient health plan program, counties are required to ensure delivery of mental health services utilizing a system of county operated and contract providers. The California Medicaid program has adopted a new reimbursement method for inpatient psychiatric services with an effective date of December 12, 2023, incorporated a cost-based ceiling to negotiated rates. This change may require renegotiation of contracts our hospitals have had with counties, retroactive to December 12, 2023, and may also impact prospective rate negotiations. New California Medicaid rates could be materially lower than prior payment rates particularly if counties look to limit payment rates to a cost-based methodology rather than a market-based negotiated rate. We are awaiting formal guidance from California as to the manner in which this change will be implemented and whether the reimbursement method will change prospectively. Further, it is uncertain at this time whether and how counties will retroactively apply this change in method retroactively to December 12, 2023, given the previously negotiated payment terms. We are unable to predict with certainty the impact of this SPA at this time. However, under some scenarios, the adverse financial impact could be material.

As disclosed herein, we receive a significant amount of Medicaid and Medicaid managed care revenue from both base payments and supplemental payments. Although we are unable to estimate the impact of the Managed Care Rule on our future results of operations, if implemented as proposed, Managed Care Rule related changes could have a material adverse impact on our future results of operations.

Future changes to the terms and conditions of the various programs outlined above could materially reduce our net benefit derived from the programs which could have a material adverse impact on our future results of operations. In addition, Provider Taxes are governed by both federal and state laws and are subject to future legislative changes that, if reduced from current rates in several states, could have a material adverse impact on our future results of operations.

A 6.2% increase to the Medicaid Federal Matching Assistance Percentage ("FMAP") was included in the Families First Coronavirus Response Act. The CAA of 2023 provided for the transitional reduction of the 6.2% enhanced FMAP during 2023 to 5.0% during the second quarter, 2.5% during the third quarter and 1.5% during the fourth quarter of 2023.

HITECH Act: In July 2010, HHS published final regulations implementing the health information technology provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The final rule established an initial set of standards and certification criteria. The implementation period for these Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. State Medicaid program participation in this federally funded incentive program is voluntary but all of the states in which our eligible hospitals operate have chosen to participate. Our acute care hospitals qualified for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use" criteria. The government's ultimate goal is to promote more effective (quality) and efficient healthcare delivery through the use of technology to reduce the total cost of healthcare for all Americans and utilizing the cost savings to expand access to the healthcare system.

All of our acute care hospitals have met the applicable meaningful use criteria. However, under the HITECH Act, hospitals must continue to meet the applicable meaningful use criteria in each fiscal year or they will be subject to a market basket update reduction in a subsequent fiscal year. Failure of our acute care hospitals to continue to meet the applicable meaningful use criteria would have an adverse effect on our future net revenues and results of operations.

In the 2019 IPPS final rule, CMS overhauled the Medicare and Medicaid EHR Incentive Program to focus on interoperability, improve flexibility, relieve burden and place emphasis on measures that require the electronic exchange of health information between providers and patients. We can provide no assurance that the changes will not have a material adverse effect on our future results of operations.

Managed Care: A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare (referred to as Medicare Part C or Medicare Advantage) and Medicaid programs. In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payers than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payers including managed care companies.

Commercial Insurance: Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payers and states and is generally based on contracts negotiated between the hospital and the payer.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

Surprise Billing Interim Final Rule: On September 30, 2021, the Department of Labor, and the Department of the Treasury, along with the Office of Personnel Management ("OPM"), released an interim final rule with comment period, entitled "Requirements Related to Surprise Billing; Part II." This rule is related to Title I (the "No Surprises Act") of Division BB of the Consolidated Appropriations Act, 2021, and establishes new protections from surprise billing and excessive cost sharing for consumers receiving health care items/services. It implements additional protections against surprise medical bills under the No Surprises Act, including provisions related to the independent dispute resolution ("IDR") process, good faith estimates for uninsured (or self-pay) individuals, the patient-provider dispute resolution process, and expanded rights to external review. On February 28, 2022, a district judge in the Eastern District of Texas invalidated portions of the rule governing aspects of the IDR process. In light of this decision, the government issued a final rule on August 19, 2022 eliminating the rebuttable presumption in favor of the qualifying payment amount by the IDR entity and providing additional factors the IDR entity should consider when choosing between two competing offers. CMS regulations and guidance implementing the IDR process has been subject to a significant amount of provider-initiated litigation. As a result, portions of those regulations and guidance materials have been vacated by a federal district court, causing CMS to, on several occasions, pause and resume IDR process operations, causing significant delay in the processing of claims. On October 27, 2023, HHS, the Department of Labor, the Department of the Treasury, and OPM issued a proposed rule intended to improve the functioning of the federal IDR process. Additionally, arguments made by the plaintiffs in such litigation have included allegations that CMS's regulations and guidance materials are favorable to payers. We cannot predict the impact of the proposed rule on our operations at this time.

Other Sources: Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospitals' indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances.

Health Care Reform: Listed below are the Medicare, Medicaid and other health care industry changes which have been, or are scheduled to be, implemented as a result of the Legislation.

Medicaid Federal DSH Allotment

The ACA (amended by subsequent federal legislation) requires annual aggregate reductions in federal Medicaid DSH allotment. In FFY 2028, DSH payments are scheduled to be reduced by $8 billion.

Value-Based Purchasing

There is a trend in the healthcare industry toward value-based purchasing of healthcare services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs including Medicare and Medicaid currently require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events. Many large commercial payers currently require hospitals to report quality data, and several commercial payers do not reimburse hospitals for certain preventable adverse events.

The Legislation required HHS to implement a value-based purchasing program for inpatient hospital services which became effective on October 1, 2012. The Legislation requires HHS to reduce inpatient hospital payments for all discharges by 2% in FFY 2017 and subsequent years. HHS will pool the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by HHS. HHS will determine the amount each hospital that meets or exceeds the quality performance standards will receive from the pool of dollars created by these payment reductions. As part of the FFY 2022 IPPS final rule and FFY 2023 final rule, as discussed above, and as a result of the COVID-19 pandemic, CMS has implemented a budget neutral payment policy to fully offset the 2% VBP withhold during each of FFY 2022 and FFY 2023. In FFY 2024, as part of the FFY 2024 IPPS final rule, CMS removed the budget neutral policy that was in place in FFY 2022 and FFY 2023.

Hospital Acquired Conditions

The Legislation prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat hospital acquired conditions ("HAC"). Beginning in FFY 2015, hospitals that fall into the top 25% of national risk-adjusted HAC rates for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments. As part of the

FFY 2023 final rule discussed above, and as a result of the on-going COVID-19 pandemic, CMS suppressed all nine measures in the HAC Reduction Program for the FY 2023 program year and eliminated the HAC reduction program's one percent payment penalty. In FFY 2024, as part of the FFY 2024 IPPS final rule, CMS eliminated the suppression of the applicable HAC measures and as a result reinstated the HAC reduction program.

Readmission Reduction Program

In the Legislation, Congress also mandated implementation of the hospital readmission reduction program ("HRRP"). Hospitals with excessive readmissions for conditions designated by HHS will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard. The HRRP currently assesses penalties on hospitals having excess readmission rates for heart failure, myocardial infarction, pneumonia, acute exacerbation of chronic obstructive pulmonary disease ("COPD") and elective total hip arthroplasty ("THA") and/or total knee arthroplasty ("TKA"), excluding planned readmissions, when compared to expected rates. In the fiscal year 2015 IPPS final rule, CMS added readmissions for coronary artery bypass graft ("CABG") surgical procedures beginning in fiscal year 2017. To account for excess readmissions, an applicable hospital's base operating DRG payment amount is adjusted for each discharge occurring during the fiscal year. Readmissions payment adjustment factors can be no more than a 3% reduction. As part of the FFY 2023 IPPS final rule discussed above, CMS modified all of the condition-specific readmission measures to include an adjustment for patient history of COVID-19 for FFY 2024.

Accountable Care Organizations

The Legislation requires HHS to establish a Medicare Shared Savings Program that promotes accountability and coordination of care through the creation of accountable care organizations ("ACOs"). The ACO program allows providers (including hospitals), physicians and other designated professionals and suppliers to voluntarily work together to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the Medicare program. CMS also developed and implemented more advanced ACO payment models that require ACOs to assume greater risk for attributed beneficiaries. Through various subsidiaries, we participate in ACOs in many of our acute care hospital markets.

Infectious Disease Outbreaks, Pandemics, or Other Public Health Emergencies or Crisis

Our business and financial results may be harmed by an international, national or localized outbreak of a highly contagious or epidemic disease, including but not limited to, COVID-19 or similar corona viruses, Ebola or Zika. Such outbreaks may stress the capacity of all or a part of our health care facilities, could result in an abnormally high demand for health care services which may require that resources be diverted from one part of operations to another, or disrupt the supply chain for equipment and supplies necessary for operations. In addition, unaffected individuals may decide to defer elective procedures or otherwise avoid medical treatment, resulting in reduced patient volumes and operating revenues.

In addition to statutory and regulatory changes to the Medicare program and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payers could have a material adverse effect on our financial position and our results.

Other Operating Results

Interest Expense

As reflected on the schedule below, interest expense was $156 million during 2025 and $186 million during 2024 (amounts in thousands):

	2025	2024
Revolving credit & demand notes (a.)	$ 14,364	$ 18,770
Tranche A term loan, extinguished (a.)	-	113,934
Tranche A term loan, 2029 (a.)	67,304	20,001
$800 million, 2.65% Senior Notes due 2030	21,425	21,426
$700 million, 1.65% Senior Notes due 2026	11,725	11,725
$500 million, 2.65% Senior Notes due 2032	13,381	13,380
$500 million, 4.625% Senior Notes due 2029 (b.)	23,168	6,113
$500 million, 5.05% Senior Notes due 2034 (c.)	25,408	6,705
Subtotal - revolving credit, term loan A and Senior Notes	176,775	212,054
Amortization of financing fees	5,000	5,021
Other combined interest expense	9,071	9,381
Capitalized interest on major projects	(33,589)	(38,922)
Interest income	(1,189)	(1,425)
Interest expense, net	$ 156,068	$ 186,109

(a.) On September 26, 2024, we entered into the tenth amendment to our credit agreement dated November 15, 2010, as amended and restated at various times from March, 2011 to June, 2022 (the "Credit Agreement"). The tenth amendment provides for, among other things, the following: (i) an extension of the maturity date to September 26, 2029; (ii) a $100 million increase in the revolving credit facility to $1.3 billion of aggregate borrowing capacity (which as of December 31, 2025, had $889 million of aggregate available borrowing capacity, net of $408 million of borrowings outstanding and $3 million of letters of credit), and; (iii) a $1.0 billion reduction in the outstanding borrowings pursuant to the tranche A term loan facility, to $1.2 billion from $2.2 billion previously (which had $1.16 billion of outstanding borrowings as of December 31, 2025), utilizing the proceeds generated from the September, 2024, issuance of the below-mentioned senior notes due in 2029 and 2034.

(b.) In September, 2024, we completed the offering of $500 million aggregate principal amount of 4.625% Senior Notes due in 2029.

(c.) In September, 2024, we completed the offering of $500 million aggregate principal amount of 5.050% Senior Notes due in 2034.

Interest expense decreased by $30 million, or 16%, during 2025 to $156 million as compared to $186 million during 2024. The decrease was primarily due to: (i) a net $35 million decrease in aggregate interest expense on our revolving credit, term loan A and senior notes, resulting from a decrease in our aggregate average cost of borrowings pursuant to these facilities (3.94% during 2025 as compared to 4.65% during 2024), as well as a decrease in the aggregate average outstanding borrowings ($4.40 billion during 2025 as compared to $4.47 billion during 2024), partially offset by; (ii) a $5 million increase resulting from an decrease in capitalized interest on major projects.

The average effective interest rate, including amortization of deferred financing costs, on borrowings outstanding under our revolving credit, term loan A and senior notes, which amounted to approximately $4.40 billion as of 2025 and $4.47 billion as of 2024, were 4.1% during 2025 and 4.8% during 2024.

Provision for Income Taxes and Effective Tax Rates

The effective tax rates, as calculated by dividing the provision for income taxes by income before income taxes, were as follows for each of the years ended December 31, 2025 and 2024 (dollar amounts in thousands):

	2025	2024
Provision for income taxes	$ 460,959	$ 334,827
Income before income taxes	1,972,141	1,497,936
Effective tax rate	23.4%	22.4%

The provision for income taxes increased $126 million during 2025, as compared to 2024, due primarily to: (i) the increase in the provision for income taxes resulting from the $474 million increase in income before income taxes, and; (ii) a $12 million increase in the provision for income taxes due to a decrease in the net benefit recorded in connection with ASU 2016-09 ($4.2 million net benefit recorded during 2025 as compared to $15.9 million during 2024). Excluding the impact of ASU 2019-09, our effective tax rates were 23.9% and 23.8% during 2025 and 2024, respectively.

Effects of Inflation and Seasonality

Seasonality —Our acute care services business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Inflation — See disclosure above in *Results of Operations-Clinical Staffing, Inflation, future Medicaid reductions and Tariffs.*

Liquidity

Year ended December 31, 2025 as compared to December 31, 2024:

Net cash provided by operating activities

Net cash provided by operating activities was $1.864 billion during 2025 as compared to $2.067 billion during 2024. The net decrease of $203 million was primarily attributable to the following:

- a favorable change of $300 million resulting from an increase in net income plus/minus depreciation and amortization expense, stock-based compensation expense, unrealized gain on non-marketable securities, losses/gains on sales of assets and businesses, and costs related to the extinguishment of debt;

- an unfavorable change of $385 million in accounts receivable (due, in part, to a $145 million increase in net receivables recorded in connection with various Medicaid supplemental payment programs and a $50 million increase in accounts receivable related to two relatively recently opened hospitals in Las Vegas, NV, and Washington, D.C.);

- an unfavorable change of $67 million in payments made in settlement of self-insurance claims, net of commercial insurance reimbursements, and;

- $51 million of other combined net unfavorable changes.

Days sales outstanding ("DSO"): Our DSO are calculated by dividing our net revenue by the number of days in the year. The result is divided into the accounts receivable balance at the end of the year. Our DSO were 55 days at December 31, 2025 and 50 days at December 31, 2024.

Net cash used in investing activities

Net cash used in investing activities was $1.071 billion during 2025 and $911 million during 2024.

2025:

The $1.071 billion of net cash used in investing activities during 2025 consisted of:
- $1.015 billion spent on capital expenditures including capital expenditures for equipment, renovations and new projects at various existing facilities;
- $63 million received in connection with the sale of certain equity securities;
- $52 million paid in connection with net cash outflows from forward exchange contracts that hedge our investment in the U.K. against movements in exchange rates;
- $48 million spent on the acquisition of businesses and property, and;
- $25 million spent in connection with the purchase and development of an enterprise resource planning application;
- $16 million of proceeds received from sales of assets and businesses, and;
- $10 million spent in connection with our minority ownership interest in a healthcare generative artificial intelligence company.

2024:

The $911 million of net cash used in investing activities during 2024 consisted of:
- $944 million spent on capital expenditures including capital expenditures for equipment, renovations and new projects at various existing facilities;
- $39 million of proceeds received from sales of assets and businesses;
- $19 million spent on the acquisition of businesses and property, and;
- $13 million received in connection with net cash inflows from forward exchange contracts that hedge our investment in the U.K. against movements in exchange rates;

Net cash used in financing activities

Net cash used in financing activities was $750 million during 2025 and $1.145 billion during 2024.

2025:

The $750 million of net cash used in financing activities during 2025 consisted of the following:

- spent $968 million to repurchase shares of our Class B Common Stock in connection with: (i) open market purchases pursuant to our stock repurchase program ($899 million), and; (ii) income tax withholding obligations related to stock-based compensation programs ($69 million);
- generated $286 million of proceeds from additional borrowings as follows: (i) $278 million pursuant to our revolving credit facility, and; (ii) $8 million of proceeds related to other debt facilities;
- spent $44 million on net repayments of debt as follows: (i) $30 million related to our tranche A term loan facility, and; (ii) $14 million related to other debt facilities;
- generated $17 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans;
- spent $51 million to pay quarterly cash dividends of $.20 per share;
- received $23 million, net of purchases, from the sale of ownership interests to minority members, and;
- spent $12 million to pay profit distributions related to noncontrolling interests in majority owned businesses.

2024:

The $1.145 billion of net cash used in financing activities during 2024 consisted of the following:

- spent $2.640 billion on net repayments of debt as follows: (i) $2.259 billion related to our previous tranche A term loan facility which was extinguished in September, 2024, and replaced with a new $1.2 billion tranche A term loan facility; (ii) $366 million related to our revolving credit facility, and; (iii) $15 million related to other debt facilities;
- generated $2.210 billion of proceeds from additional borrowings as follows: (i) $1.200 billion related to our new tranche A term loan facility, as mentioned above; (ii) generated approximately $500 million of net proceeds (before expenses) related to the public offering, in September, 2024, of 4.625% senior secured notes due in 2029; (iii) generated approximately $498 million of net proceeds (before expenses) related to the public offering, in September, 2024, of 5.050% senior secured notes due in 2034, and; (iv) $12 million of proceeds related to other debt facilities;
- spent $671 million to repurchase shares of our Class B Common Stock in connection with: (i) open market purchases pursuant to our stock repurchase program ($599 million), and; (ii) income tax withholding obligations related to stock-based compensation programs ($72 million);
- spent $53 million to pay quarterly cash dividends of $.20 per share;
- generated $15 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans;
- received $13 million from the sale of ownership interests to minority members;
- spent $13 million to pay financing costs, and;
- spent $7 million to pay profit distributions related to noncontrolling interests in majority owned businesses.

2026 Expected Capital Expenditures:

During 2026, we expect to spend approximately $950 million to $1.1 billion on capital expenditures which includes expenditures for capital equipment, construction of new facilities, and renovations and expansions at existing hospitals. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We expect to finance all capital expenditures and acquisitions with internally generated funds and/or additional funds, as discussed below.

Capital Resources:

Credit Facilities and Outstanding Debt Securities

In September 2024, we entered into a tenth amendment ("Tenth Amendment") to our credit agreement ("Credit Agreement"), dated as of November 15, 2010, as amended and restated at various times from March, 2011 to June, 2022, among UHS, as borrower, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent. The Tenth Amendment provided for: (i) an extension of the maturity date to September 26, 2029; (ii) a new revolving credit facility of up to $1.3 billion (which as of December 31, 2025, had $889 million of aggregate available borrowing capacity, net of $408 million of borrowings outstanding and $3 million of letters of credit), and; (iii) a new replacement tranche A term loan facility ("Tranche A Term Loan") of up to $1.2 billion (which had $1.16 billion of outstanding borrowings as of December 31, 2025).

Pursuant to the terms of the Tenth Amendment, the Tranche A Term Loan provides for installment payments of $7.5 million per quarter commencing on December 31, 2024 through September 30, 2026, and $15.0 million per quarter commencing on December 31, 2026 through June 30, 2029. The unpaid principal balance at June 30, 2029 (scheduled to be $975.0 million) is payable on the September 26, 2029 scheduled maturity date of the Credit Agreement.

Revolving credit and Tranche A Term Loan borrowings under the Credit Agreement bear interest at our election at either (1) the ABR rate which is defined as the rate per annum equal to the greatest of (a) the lender's prime rate, (b) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5% and (c) one month term SOFR rate plus 1.1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.25% to 0.625%, or (2) the one, three or six month term SOFR rate plus 0.1% (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.25% to 1.625%. As of December 31, 2025, the applicable margins were 0.25% for ABR-based loans and 1.25% for SOFR-based loans under the revolving credit and term loan A facilities. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by certain assets of the Company and our material subsidiaries (which generally excludes asset classes such as substantially all of the patient-related accounts receivable of our acute care hospitals, if sold to a receivables facility pursuant to the Credit Agreement, and certain real estate assets and assets held in joint-ventures with third parties) and is guaranteed by our material subsidiaries.

The Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement also contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens, indebtedness, transactions with affiliates, dividends and stock repurchases; and requires compliance with financial covenants including maximum leverage. We were in compliance with all required covenants as of December 31, 2025 and December 31, 2024.

As of December 31, 2025, we had combined aggregate principal of $3.0 billion from the following senior secured notes:

- $700 million of aggregate principal amount of 1.65% senior secured notes due in September, 2026 ("2026 Notes") which were issued on August 24, 2021. Interest on the 2026 Notes is payable on March 1st and September 1st until the maturity date of September 1, 2026.

- $500 million of aggregate principal amount of 4.625% senior secured notes due in October, 2029 ("2029 Notes") which were issued on September 26, 2024. Interest on the 2029 Notes is payable on April 15th and October 15th, commencing April 15, 2025 until the maturity date of October 15, 2029.

- $800 million of aggregate principal amount of 2.65% senior secured notes due in October, 2030 ("2030 Notes") which were issued on September 21, 2020. Interest on the 2030 Notes is payable on April 15th and October 15th, until the maturity date of October 15, 2030.

- $500 million of aggregate principal amount of 2.65% senior secured notes due in January, 2032 ("2032 Notes") which were issued on August 24, 2021. Interest on the 2032 Notes is payable on January 15th and July 15th until the maturity date of January 15, 2032.

- $500 million of aggregate principal amount of 5.050% senior secured notes due in October, 2034 ("2034 Notes") which were issued on September 26, 2024. Interest on the 2034 Notes is payable on April 15th and October 15th, commencing on April 15, 2025 until the maturity date of October 15, 2034.

The 2026, 2029, 2030, 2032 and 2034 Notes (collectively "All the Notes") are guaranteed (the "Guarantees") on a senior secured basis by all of our existing and future direct and indirect subsidiaries that guarantee our Credit Agreement, other first lien obligations, or any junior lien obligations (the "Subsidiary Guarantors"). All the Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to a Company-related receivables facility (as defined in the Indenture pursuant to which All the Notes were issued (the "Indentures"), and certain other excluded assets). The Company's obligations with respect to All the Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indentures, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement. However, the liens on the collateral securing All the Notes and the Guarantees will be released if: (i) All the Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and All the Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing All the Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

In connection with an asset purchase and sale agreement, and related lease agreements, completed with Universal Health Realty Income Trust ("Trust") in December 2021, our consolidated balance sheets at December 31, 2025 and December 31, 2024 reflect financial liabilities, which are included in debt, of approximately $70 million and $74 million, respectively. In connection with that transaction, as a result of our purchase option within the lease agreements related to two of our facilities, the asset purchase and sale transaction was accounted for as a failed sale leaseback in accordance with U.S. GAAP and we have accounted for the transaction as a financing arrangement. Our lease payments payable to the Trust are recorded to interest expense and as a reduction of the outstanding financial liability, and the amount allocated to interest expense is determined based upon our incremental borrowing rate and the outstanding financial liability.

At December 31, 2025, the carrying value and fair value of our debt were approximately $4.8 billion and $4.6 billion, respectively. At December 31, 2024, the carrying value and fair value of our debt were approximately $4.5 billion and $4.2 billion, respectively. The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with debt instruments.

Our total debt as a percentage of total capitalization was approximately 40% at each of December 31, 2025 and December 31, 2024.

We expect to finance all capital expenditures and acquisitions and pay dividends and potentially repurchase shares of our common stock utilizing internally generated and additional funds. Additional funds may be obtained through: (i) borrowings under our existing revolving credit facility, which had $965 million of available borrowing capacity as of December 31, 2025, or through refinancing the existing Credit Agreement; (ii) the issuance of other short-term and/or long-term debt, and/or; (iii) the issuance of equity.

Our $700 million, 1.65% senior notes ("2026 Notes") mature on September 1, 2026. Market interest rates have increased significantly since the 2026 Notes were issued in 2021. We expect that we will refinance the 2026 Notes at significantly higher interest rates which will significantly increase our interest expense thereby decreasing our net income attributable to UHS.

We believe that our operating cash flows, cash and cash equivalents, available commitments under existing agreements, as well as access to the capital markets, provide us with sufficient capital resources to fund our operating, investing and financing requirements for the next twelve months. However, in the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

Supplemental Guarantor Financial Information

As of December 31, 2025, we had combined aggregate principal of $3.0 billion from All the Notes:

- $700 million aggregate principal amount of the 2026 Notes;
- $500 million aggregate principal amount of the 2029 Notes;
- $800 million aggregate principal amount of the 2030 Notes;
- $500 million of aggregate principal amount of the 2032 Notes, and;
- $500 million of aggregate principal amount of the 2034 Notes.

All the Notes are fully and unconditionally guaranteed pursuant to the Guarantees on a senior secured basis by the Subsidiary Guarantors. All the Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to the Company's existing receivables facility (as defined in the Indentures pursuant to which All the Notes were issued), and certain other excluded assets). The Company's obligations with respect to All the Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indentures, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement and All the Notes by a perfected first-priority security interest, subject to permitted liens, in the collateral owned by the Company and its Subsidiary Guarantors, whether now owned or hereafter acquired. However, the liens on the collateral securing All the Notes and the Guarantees will be released if: (i) All the Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and All the Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing All the Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

All the Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become Subsidiary Guarantors of All the Notes. No appraisal of the value of the collateral has been made, and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing All the Notes may not produce proceeds in an amount sufficient to pay any amounts due on All the Notes.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although our Credit Agreement contains restrictions on the incurrence of additional indebtedness and our Credit Agreement and All the Notes contain restrictions on our ability to incur liens to secure additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, if we incur any additional indebtedness secured by liens that rank equally with All the Notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with holders of All the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of proceeds paid to holders of All the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of All the Notes and the incurrence of the Guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, All the Notes or the Guarantees (or the grant of collateral securing any such obligations) could be voided as a fraudulent transfer or conveyance if we or any of the Subsidiary Guarantors, as applicable, (a) issued All the Notes or incurred the Guarantees with the intent of hindering, delaying or defrauding creditors or (b) under certain circumstances received less than reasonably equivalent value or fair consideration in return for either issuing All the Notes or incurring the Guarantees.

Basis of Presentation

The following tables include summarized financial information of Universal Health Services, Inc. and the other obligors in respect of debt issued by Universal Health Services, Inc. The summarized financial information of each obligor group is presented on a combined basis with balances and transactions within the obligor group eliminated. Investments in and the equity in earnings of non-guarantor subsidiaries, which would otherwise be consolidated in accordance with GAAP, are excluded from the below summarized financial information pursuant to SEC Regulation S-X Rule 13-01.

The summarized balance sheet information for the consolidated obligor group of debt issued by Universal Health Services, Inc. is presented in the table below:

(in thousands)	December 31, 2025		December 31, 2024	
Current assets	$	2,746,857	$	2,279,988
Noncurrent assets (1)	$	9,453,432	$	9,214,924
Current liabilities	$	2,837,781	$	1,870,563
Noncurrent liabilities	$	4,828,865	$	5,451,167
Due to non-guarantors	$	1,235,522	$	912,958

(1) Includes goodwill of $3,262 million as of December 31, 2025 and 2024.

The summarized results of operations information for the consolidated obligor group of debt issued by Universal Health Services, Inc. is presented in the table below:

(in thousands)	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024	
Net revenues	$	13,798,773	$	12,642,381
Operating charges		12,012,189		11,200,769
Interest expense, net		206,845		248,568
Other (income) expense, net		(134,903)		(3,186)
Net income	$	1,302,496	$	920,944

Affiliates Whose Securities Collateralize the Senior Secured Notes

All the Notes and the Guarantees are secured by, among other things, pledges of the capital stock of our subsidiaries held by us or by our secured Guarantors, in each case other than certain excluded assets and subject to permitted liens. Such collateral securities are secured equally and ratably with our and the Guarantors' obligations under our Credit Agreement. For a list of our subsidiaries the capital stock of which has been pledged to secure All the Notes, see Exhibit 22.1 to this Report.

Upon the occurrence and during the continuance of an event of default under the indentures governing All the Notes, subject to the terms of the Security Agreement relating to All the Notes provide for (among other available remedies) the foreclosure upon and sale of the Collateral (including the pledged stock) and the distribution of the net proceeds of any such sale to the holders of All the Notes, the lenders under the Credit Agreement and the holders of any other permitted first priority secured obligations on a pro rata basis, subject to any prior liens on the collateral.

No appraisal of the value of the collateral securities has been made, and the value of the collateral securities in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securities securing All the Notes may not produce proceeds in an amount sufficient to pay any amounts due on All the Notes.

The security agreement relating to All the Notes provides that the representative of the lenders under our Credit Agreement will initially control actions with respect to that collateral and, consequently, exercise of any right, remedy or power with respect to enforcing interests in or realizing upon such collateral will initially be at the direction of the representative of the lenders.

No trading market exists for the capital stock pledged as collateral.

The assets, liabilities and results of operations of the combined affiliates whose securities are pledged as collateral are not materially different than the corresponding amounts presented in the consolidated financial information of Universal Health Services, Inc.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2025 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds which totaled $177 million consisting of: (i) $156 million related to our self-insurance programs, and; (ii) $21 million of other debt and public utility guarantees.

Obligations under operating leases for real property, real property master leases and equipment amount to $868 million as of December 31, 2025. The real property master leases are leases for buildings on or near hospital property for which we guarantee a certain level of rental income. We sublease space in these buildings and any amounts received from these subleases are offset against the expense. In addition, we lease certain hospital facilities from Universal Health Realty Income Trust (the "Trust") with terms scheduled to expire in 2026, 2033 and 2040. These leases contain various renewal options, as disclosed in *Note 9 to the Consolidated Financial Statements-Relationship with Universal Health Realty Income Trust and Other Related Party Transactions*. We also lease two free-standing emergency departments and space in certain medical office buildings which are owned by the Trust. In addition, we lease the real property of certain other facilities from non-related parties as indicated in *Item 2. Properties,* as included herein.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2025:

	Payments Due by Period (dollars in thousands)				
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt obligations (a)	$ 4,752,551	$ 748,158	$ 142,280	$ 2,729,886	$ 1,132,227
Estimated future interest payments on debt outstanding as of December 31, 2025 (b)	932,680	177,961	340,351	211,753	202,615
Construction commitments (c)	7,310	7,310	0	0	0
Purchase and other obligations (d)	352,586	103,571	120,620	87,435	40,960
Operating leases (e)	868,661	86,261	127,016	86,656	568,728
Estimated future payments for defined benefit pension plan, and other retirement plan (f)	153,666	21,198	16,020	13,958	102,490
Health and dental unpaid claims (g)	136,972	136,972	0	0	0
Total contractual cash obligations	$ 7,204,426	$ 1,281,431	$ 746,287	$ 3,129,688	$ 2,047,020

(a) Reflects debt outstanding, after unamortized financing costs, as of December 31, 2025 as discussed in *Note 4 to the Consolidated Financial Statements*.

(b) Assumes that all debt outstanding as of December 31, 2025, including borrowings under our Credit Agreement, remain outstanding until the final maturity of the debt agreements at the same interest rates (some of which are floating) which were in effect as of December 31, 2025. We have the right to repay borrowings upon short notice and without penalty, pursuant to the terms of the Credit Agreement.

(c) Our share of the estimated construction cost of two behavioral health care facilities completed in 2025 that, subject to approval of certain regulatory conditions, we are required to build pursuant to joint-venture agreements with third parties. In addition, we had various other projects under construction as of December 31, 2025. Because we can terminate substantially all of the construction contracts related to the various other projects at any time without paying a termination fee, these costs are excluded from the table above.

(d) Consists of: (i) $159 million related to the ongoing operation of an electronic health records application and purchase and implementation of a revenue cycle and other applications for our facilities; (ii) $70 million related to the development, implementation and operation of an enterprise resource planning application; (iii) $54 million in healthcare infrastructure in Washington D.C. in connection with various agreements with the District of Columbia, as discussed below; (iv) $35 million related to long-term contracts with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities; (v) $24 million for administrative software applications, and; (vi) $10 million for other software applications.

(e) Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2025 as discussed in *Note 7 to the Consolidated Financial Statements*. Some of the lease agreements provide us with the option to renew the lease and our future lease obligations would change if we exercised these renewal options. In connection with these operating lease commitments, our consolidated balance sheet as of December 31, 2025 includes right of use assets amounting to $379 million and aggregate operating lease liabilities of $414 million ($73 million included in current liabilities and $341 million included in noncurrent liabilities).

(f) Consists of $127 million of estimated future payments related to our non-contributory, defined benefit pension plan (estimated through 2080), as disclosed in *Note 8 to the Consolidated Financial Statements*, and $27 million of estimated future payments related to other retirement plan liabilities ($25 million of liabilities recorded in other non-current liabilities as of December 31, 2025 in connection with these retirement plans).

(g) Consists of accrued and unpaid estimated claims expense incurred in connection with our commercial health insurers and self-insured employee benefit plans.

As of December 31, 2025, the total net accrual for our self-insured professional and general liability claims was $449 million, of which $125 million is included in other current liabilities and $324 million is included in other non-current liabilities. We exclude the $449 million for professional and general liability claims from the contractual obligations table because there are no significant contractual obligations associated with these liabilities and because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such payments. Please see *Self-Insured/Other Insurance Risks* above for additional disclosure related to our professional and general liability claims and reserves.

During 2020, we entered into various agreements with the District of Columbia (the "District") related to the development, leasing and operation of an acute care hospital and certain other facilities/structures on land owned by the District ("District Facilities"). Pursuant to the agreements, on behalf of the District, we served as manager for development and construction of the District Facilities, which were funded entirely by the District. The District Facilities had an aggregate cost of approximately $417 million, substantially all of which has been incurred as of December 31, 2025. Construction of the acute care hospital (Cedar Hill Regional Medical Center) was completed and the hospital opened on April 15, 2025.

We are leasing the District Facilities for a nominal rental amount for a period of 75 years and are obligated to operate the District Facilities during the lease term. We have certain lease termination rights in connection with the District Facilities beginning on the tenth anniversary of the lease commencement date for various and decreasing amounts as provided for in the agreements. Additionally, any time after the 10th anniversary of the lease term, we have a right to purchase the District Facilities for a price equal to the greater of fair market value of the District Facilities or the amount necessary to defease the bonds issued by the District to fund the construction of the District Facilities. The lease agreement also entitles the District to participation rent should certain specified earnings before interest, taxes, depreciation and amortization thresholds be achieved by the acute care hospital.

Additionally, we have committed to expend no less than $75 million (approximately $21 million of which has been incurred as of December 31, 2025), over a projected 12-year period, in healthcare infrastructure including expenditures related to the District Facilities as well as other healthcare related expenditures in certain specified areas of Washington, D.C. This financial commitment is included in "Purchase and other obligations" as reflected on the contractual obligations table above. Pursuant to the agreements, the District is entitled to certain termination fees and other amounts as specified in the agreements in the event we, within certain specified periods of time, cease to operate the acute care hospital or there is a transfer of control of us or our subsidiary operating the hospital.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. From time to time, we use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

The fair value of interest rate swap agreements approximates the amount at which they could be settled, based on estimates obtained from the counterparties. When applicable, we assess the effectiveness of our hedge instruments on a quarterly basis.

Although we do not anticipate nonperformance by our counterparties to interest rate swap agreements, the counterparties expose us to credit risk in the event of nonperformance. We do not hold or issue derivative financial instruments for trading purposes.

When applicable, we measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from our counterparties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities.

The table below presents information about our long-term financial instruments that are sensitive to changes in interest rates as of December 31, 2025. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates.

Maturity Date, Fiscal Year Ending December 31

(dollar amounts in thousands)

	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt:							
Fixed rate:							
Debt	$ 710,658	$ 10,744	$ 11,535	$ 508,696	$ 807,994	$ 1,132,228	$ 3,181,855
Average interest rates	3.2%	3.6%	3.6%	3.6%	3.4%	4.1%	3.6%
Variable rate:							
Debt	$ 37,500	$ 60,000	60,000	1,413,196	0	0	$ 1,570,696
Average interest rates	5.1%	5.1%	5.1%	5.1%	0.0%	0.0%	5.1%
Interest rate swaps:							
Notional amount							
Average interest rates							

As calculated based upon our variable rate debt outstanding as of December 31, 2025 that is subject to interest rate fluctuations, each 1% change in interest rates would impact our pre-tax income by approximately $16 million.

ITEM 8.   *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income, together with the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Financial Statement Schedule."

ITEM 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A.   *Controls and Procedures.*

As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934, as amended, and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria on *Internal Control—Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2025, based on criteria in *Internal Control—Integrated Framework (2013)*, issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in its report which appears herein.

ITEM 9B   *Other Information*

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's quarter ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Other Information*

Not applicable.

ITEM 10. *Directors, Executive Officers and Corporate Governance*

There is hereby incorporated by reference the information to appear under the captions "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025. See also "Executive Officers of the Registrant" appearing in Item 1 hereof.

ITEM 11. *Executive Compensation*

There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

ITEM 14. *Principal Accountant Fees and Services.*

There is hereby incorporated by reference the information to appear under the caption "Relationship with Independent Auditors" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

(1) Financial Statements:

See "Index to Financial Statements and Financial Statement Schedule."

(2) Financial Statement Schedules:

See "Index to Financial Statements and Financial Statement Schedule."

(3) Exhibits:

No.	Description
3.1	Registrant's Restated Certificate of Incorporation, and Amendments thereto, previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, are incorporated herein by reference.
3.2	Amended and Restated Bylaws of Registrant, previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated September 21, 2022, is incorporated herein by reference.
3.3	Amendment to the Registrant's Restated Certificate of Incorporation previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 3, 2001 is incorporated herein by reference.
4.1	Description of Securities of the Registrant previously filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, is incorporated herein by reference.
4.2	Indenture, dated as of September 21, 2020, by and among the Company, the Subsidiary Guarantors party thereto, MUFG Union Bank, N.A., as trustee, and JPMorgan Chase Bank, N.A., as collateral agent., previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 21, 2020, is incorporated herein by reference.
4.3	Additional Authorized Representative Joinder Agreement, dated as of September 21, 2020, among the Company, the Subsidiary Guarantors party thereto, JPMorgan Chase Bank, N.A., as collateral agent, the Authorized Representatives specified therein and MUFG Union Bank, N.A., as trustee, as an Additional Authorized Representative, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 21, 2020, is incorporated herein by reference.
4.4	Indenture, dated as of August 24, 2021, by and among the Company, the Subsidiary Guarantors party thereto, U.S. Bank National Association, as Trustee, and JPMorgan Chase Bank, N.A., as collateral agent, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.5	Additional Authorized Representative Joinder Agreement, dated as of August 24, 2021, among U.S. Bank National Association, as Trustee and Additional Authorized Representative, the Company, the Subsidiary Guarantors party thereto, and JPMorgan Chase Bank, N.A., as collateral agent and administrative agent, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.6	Supplemental Indenture, dated as of August 24, 2021, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank National Association (as successor to MUFG Union Bank, N.A.), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of September 21, 2020, governing the Existing 2030 Notes, previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.7	Second Supplemental Indenture, dated as of June 23, 2022, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company and National Association (as successor to U.S. Bank National Association), as trustee to the indenture, dated as of September 21, 2020, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.
4.8	First Supplemental Indenture, dated as of June 23, 2022, among the Company, the Subsidiary Guarantors party thereto, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, to the indenture, dated as of August 24, 2021, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.

No.	Description

4.9 Third Supplemental Indenture, dated as of November 4, 2022, among the Company, the Subsidiary Guarantors party thereto and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, to the indenture, dated as of September 21, 2020, previously filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated November 8, 2022, is incorporated herein by reference.

4.10 Second Supplemental Indenture, dated as of November 4, 2022, among the Company, the Subsidiary Guarantors party thereto and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, to the indenture, dated as of August 24, 2021, previously filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q dated November 8, 2022, is incorporated herein by reference.

4.11 Indenture, dated as of September 26, 2024, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 1, 2024, is incorporated herein by reference.

4.12 First Supplemental Indenture, dated as of September 26, 2024, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of September 26, 2024, governing the Issuer's 4.625% Senior Secured Notes due 2029 and the Issuer's 5.050% Senior Secured Notes due 2034, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated October 1, 2024, is incorporated herein by reference.

4.13 Additional Authorized Representative Joinder Agreement, dated as of September 26, 2024, among U.S. Bank Trust Company, National Association, as trustee and additional authorized representative for the holders of the Notes, the Issuer, the Subsidiary Guarantors party thereto, and JPMorgan Chase Bank, N.A., as collateral agent and administrative agent, previously filed as Exhibit 4.5 to the Company's Current Report on Form 8-K dated October 1, 2024, is incorporated herein by reference.

10.1 Agreement, dated December 10, 2025, to renew Advisory Agreement dated as of December 24, 1986, and amended and restated effective as of January 1, 2019 between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.2 Agreement, dated as of December 4, 2019, to renew Advisory Agreement, dated as of December 24, 1986, and amended and restated effective as of January 1, 2019 between Universal Health Realty Income Trust and UHS of Delaware, Inc., previously filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018, is incorporated herein by reference.

10.3 Form of Leases, including Form of Master Lease Document for Leases, between certain subsidiaries of the Company and Universal Health Realty Income Trust, filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Registrant and Universal Health Realty Income Trust (Registration No. 33-7872), is incorporated herein by reference (P).

10.4 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 24, 1986, issued by the Company in favor of Universal Health Realty Income Trust, previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference (P).

10.5 Universal Health Services, Inc. Executive Retirement Income Plan dated January 1, 1993, previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.6 Universal Health Services, Inc. Supplemental Executive Retirement Income Plan effective as of June 1, 2018, dated as of June 18, 2018, previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, is incorporated herein by reference.

10.7 Asset Purchase Agreement dated as of February 6, 1996, among Amarillo Hospital District, UHS of Amarillo, Inc. and Universal Health Services, Inc., previously filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference (P).

10.8* Amended and Restated Universal Health Services, Inc. Supplemental Deferred Compensation Plan dated as of January 1, 2002, previously filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

No.	Description
10.9	Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated April 24, 2006, previously filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
10.10	Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, SunTrust Bank, The Royal Bank of Scotland, Plc, Bank of Tokyo-Mitsubishi UFJ Trust Company and Credit Agricole Corporate and Investment Bank, as co-documentation agents, Deutsche Bank Securities Inc. and Bank of America N.A. as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.
10.11	First Amendment, dated as of March 15, 2011, to the Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, certain banks as co-documentation agents, and as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 15, 2011, is incorporated herein by reference.
10.12	Credit Agreement, dated as of November 15, 2010 and amended and restated as of September 21, 2012, by and among Universal Health Services, Inc. (the borrower), the several lenders from time to time parties thereto, Credit Agricole Corporate and Investment Bank, Mizuho Corporate Bank LTD., Royal Bank of Canada and The Royal Bank of Scotland PLC (as co-documentation agents), Bank of Tokyo-Mitsubishi UFJ Trust Company, Bank of America N.A. and SunTrust Bank (as co-syndication agents), and JPMorgan Chase Bank, N.A. (as administrative agent), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.
10.13	Second Amendment, dated as of September 21, 2012, to the Credit Agreement, dated as of November 15, 2010 (as amended from time to time), among Universal Health Services, Inc., a Delaware corporation, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.
10.14	Third Amendment, dated as of May 16, 2013, to the Credit Agreement, dated as of November 15, 2010, as amended from time to time, among Universal Health Services, Inc., a Delaware corporation, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 17, 2013, is incorporated herein by reference.
10.15	Fourth Amendment, dated as of August 7, 2014, to the Credit Agreement, dated as of November 15, 2010, as previously amended from time to time, by and among Universal Health Services, Inc., the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.16	Credit Agreement, dated as of November 15, 2010 and amended and restated as of August 7, 2014, by and among Universal Health Services, Inc., the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.17	Fifth Amendment, dated as of November 7, 2016, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013 and August 7, 2014, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 8, 2016, is incorporated herein by reference.
10.18	Sixth Amendment, dated as of October 23, 2018, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014 and June 7, 2016, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 24, 2018, is incorporated herein by reference.

No.	Description
10.19	Increased Facility Activation Notice – Incremental Term Loans, dated as of October 31, 2018, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016 and October 23, 2018, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 2, 2018, is incorporated herein by reference.
10.20	Seventh Amendment, dated as of August 24, 2021, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016 and October 23, 2018, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
10.21	Eighth Amendment, dated as of September 10, 2021, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016, October 23, 2018 and August 24, 2021, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q dated November 8, 2021, is incorporated herein by reference.
10.22	Ninth Amendment and Increased Facility Activation Notice dated as of June 23, 2022, to Credit Agreement, dated as of November 15, 2010 and as amended and restated as of March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016, October 23, 2018, August 24, 2021 and September 10, 2021, among the Company, JP Morgan Chase Bank, N.A., as administrative agent and other financial institutions or entities from time to time parties thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.
10.23*	Form of Supplemental Life Insurance Plan and Agreement Part A: Alan B. Miller 1998 Dual Life Insurance Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.
10.24*	Form of Supplemental Life Insurance Plan and Agreement Part B: Alan B. Miller 2002 Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.
10.25*	Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 1998 Dual Life Insurance Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.
10.26*	Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 2002 Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.
10.27	Collateral Agreement, dated as of August 7, 2014, among Universal Health Services, Inc., the subsidiary guarantors party thereto, MUFG Union Bank, N.A., as 2014 Trustee, The Bank of New York Mellon Trust Company, N.A., as 2006 Trustee, and JPMorgan Chase Bank, N.A., as collateral agent, previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.28*	Form of Stock Option Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.

No.	Description
10.29*	Form of Restricted Stock Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.
10.30*	Form of Restricted Stock Unit Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.
10.31	Settlement Agreement among: (i) the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General (OIG-HHS) of the Department of Health and Human Services (HHS); the Defense Health Agency (DHA), acting on behalf of the TRICARE Program; the Office of Personnel Management (OPM), which administers the Federal Employees Health Benefits Program (FEHBP); and the United States Department of Veteran Affairs (VA) (collectively, the United States); (ii) Universal Health Services, Inc. ("UHS, Inc.") and UHS of Delaware, Inc. ("UHS of Delaware, Inc."), acting on behalf of the entities listed on Exhibits A and B, (collectively the "Defendants" or "UHS"); and (iii) various individuals (collectively, the "Relators"), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.32	Form of Settlement Agreement between various states and Universal Health Services, Inc. and UHS of Delaware, Inc., acting on behalf of the entities listed on Exhibits A and B, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.33	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Universal Health Services, Inc. and UHS of Delaware, Inc., previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.34	Master Lease Document between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated December 31, 2021 previously filed as Exhibit 10.54 to the Company's Annual Report on Form 10-K dated February 24, 2022, is incorporated herein by reference.
10.35*	Universal Health Services, Inc. 2022 Executive Incentive Plan, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 23, 2022, is incorporated herein by reference.
10.36*	Form of Restricted Stock Unit Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2022, is incorporated herein by reference.
10.37*	Form of Restricted Stock Units Award Agreement for Named Executive Officers with Employment Agreements, , previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.38*	Form of Restricted Stock Units Award Agreement for Named Executive Officers without Employment Agreements, previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.39*	Form of Restricted Stock Units Award Agreement for Directors, previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.40*	Separation Agreement and General Release by and between UHS of Delaware, Inc. and Marvin Pember effective as of December 31, 2022, previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K/A dated December 7, 2022, is incorporated herein by reference.
10.41*	Employment Agreement between Universal Health Services, Inc. and Edward Sim dated October 18, 2022 previously filed as Exhibit 10.66 to the Company's Annual Report on Form 10-K dated February 27, 2023, is incorporated herein by reference.
10.42*	Universal Health Services, Inc. Amended and Restated 2020 Omnibus Stock and Incentive Plan, as amended by the Amendment thereto, previously filed as Exhibit A to the Company's Proxy Statement filed on April 4, 2024, is incorporated herein by reference.

No.	Description
10.43*	Universal Health Services, Inc. Amended and Restated Employee Stock Purchase Plan, previously filed as Exhibit B to the Company's Proxy Statement filed on April 4, 2024, is incorporated herein by reference.
10.44	Tenth Amendment, dated as of September 26, 2024, to Credit Agreement, dated as of November 15, 2010 and as amended and restated as of September 21, 2012, August 7, 2014, October 23, 2018, August 21, 2021, September 10, 2021, June 23, 2022 and September 26, 2024, among the Company, JP Morgan Chase Bank, N.A., as administrative agent and other financial institutions or entities from time to time parties thereto, including the amendment and restatement thereof, effective as of September 26, 2024, attached as Exhibit A thereto and referred to herein as the Senior Secured Credit Facility, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 1, 2024, is incorporated herein by reference.
10.45*	Employment Agreement dated March 19, 2025, between UHS of Delaware, Inc. and Alan B. Miller, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 19, 2025, is incorporated herein by reference.
10.46*	Guaranty Agreement dated March 19, 2025 between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated March 19, 2025, is incorporated herein by reference.
10.47*	Amended and Restated Employment Agreement dated December 30, 2025, between UHS Of Delaware, Inc. And Marc D. Miller, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 2025, is incorporated herein by reference.
10.48*	Guaranty Agreement dated March 19, 2025 between Universal Health Services, Inc. and Marc D. Miller, previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated March 19, 2025, is incorporated herein by reference.
10.49*	Amendment, dated as of December 30, 2025, of the Guaranty Agreement dated as of March 19, 2025, by and between Universal Health Services, Inc., A Delaware corporation having its principal office at 367 South Gulph Road, King of Prussia, Pennsylvania 19406, and Marc D. Miller, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 31, 2025, is incorporated herein by reference.
11	Statement regarding computation of per share earnings is set forth in Note 1 of the Notes to the Consolidated Financial Statements.
19*	Universal Health Services, Inc. Inside Information and Trading of Company Stock Policy.
21	Subsidiaries of Registrant.
22.1	List of Guarantor Subsidiaries and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP.
31.1	Certification from the Company's Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification from the Company's Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
32.1	Certification from the Company's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification from the Company's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Universal Health Services, Inc. Clawback Policy.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

No.	Description
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Management contract or compensatory plan or arrangement.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of those exhibits upon written request to the Company.

ITEM 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH SERVICES, INC.

By: /s/ MARC D. MILLER
                               Marc D. Miller
                       Chief Executive Officer
                        February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ALAN B. MILLER **Alan B. Miller**	Executive Chairman of the Board	February 25, 2026
/s/ MARC D. MILLER **Marc D. Miller**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 25, 2026
/s/ NINA CHEN-LANGENMAYR **Nina Chen-Langenmayr**	Director	February 25, 2026
/s/ EILEEN C. MCDONNELL **Eileen C. McDonnell**	Director	February 25, 2026
/s/ WARREN J. NIMETZ **Warren J. Nimetz**	Director	February 25, 2026
/s/ MARIA SINGER **Maria Singer**	Director	February 25, 2026
/s/ ELLIOTT J. SUSSMAN M.D. **Elliot J. Sussman M.D.**	Director	February 25, 2026
/s/ STEVE FILTON **Steve Filton**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 25, 2026

UNIVERSAL HEALTH SERVICES, INC.

INDEX TO FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Health Services, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Universal Health Services, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of accounts receivable

As described in Notes 1 and 10 to the consolidated financial statements, the Company reports net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances, which represent explicit price concessions, under managed care plans are based upon the payment terms specified in the related contractual agreements. Management estimates Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. Management monitors the historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. In addition to explicit price concessions, management estimates revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. Management routinely reviews accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to the allowances as warranted. As of December 31, 2025, the net accounts receivable balance was $2.6 billion.

The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable is a critical audit matter are the significant judgment by management in estimating net accounts receivable, specifically as it relates to developing the estimate for explicit and implicit price concessions, which in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the estimation of price concessions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of accounts receivable, including controls over management's valuation approach, assumptions and data used to estimate the explicit and implicit price concessions. These procedures also included, among others, (i) testing management's process for developing the estimate for price concessions, as well as the relevance of the historical billing and collection data as an input to the valuation approach; (ii) testing the accuracy of a sample of revenue transactions and a sample of cash collections from the historical billing data and historical collection data used in management's estimation of price concessions; (iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded net accounts receivable balance; and (iv) developing an independent expectation of the net accounts receivable balance. Developing an independent expectation involved calculating the percentage of cash collections as compared to the recorded net accounts receivable balance as of the end of the prior year, applying those calculated percentages to the recorded accounts receivable balance as of December 31, 2025, and comparing the calculated balance to management's estimate of the net accounts receivable balance.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 25, 2026

We have served as the Company's auditor since 2007.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2025	2024	2023
	(in thousands, except per share data)		
Net revenues	$ 17,364,829	$ 15,827,935	$ 14,281,976
Operating charges:			
Salaries, wages and benefits	8,084,582	7,518,687	7,107,484
Other operating expenses	4,860,246	4,308,384	3,757,216
Supplies expense	1,659,009	1,587,786	1,532,828
Depreciation and amortization	618,743	584,831	568,041
Lease and rental expense	148,234	146,433	141,026
	15,370,814	14,146,121	13,106,595
Income from operations	1,994,015	1,681,814	1,175,381
Interest expense, net	156,068	186,109	206,674
Other (income) expense, net	(134,194)	(2,231)	28,281
Income before income taxes	1,972,141	1,497,936	940,426
Provision for income taxes	460,959	334,827	221,119
Net income	1,511,182	1,163,109	719,307
Less: Net income (loss) attributable to noncontrolling interests	22,386	21,012	1,512
Net income attributable to UHS	$ 1,488,796	$ 1,142,097	$ 717,795
Basic earnings per share attributable to UHS	$ 23.42	$ 17.16	$ 10.35
Diluted earnings per share attributable to UHS	$ 23.10	$ 16.82	$ 10.23
Weighted average number of common shares—basic	63,581	66,554	69,321
Add: Other share equivalents	881	1,342	804
Weighted average number of common shares and equivalents—diluted	64,462	67,896	70,125

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2025	2024	2023
	(Dollar amounts in thousands)		
Net income	$ 1,511,182	$ 1,163,109	$ 719,307
Other comprehensive income (loss):			
Minimum pension liability	3,015	2,416	4,166
Foreign currency translation adjustment	37,841	(3,237)	15,271
Other	0	17	0
Other comprehensive income (loss) before tax	40,856	(804)	19,437
Income tax expense related to items of other comprehensive income	274	1,284	480
Total other comprehensive income (loss), net of tax	40,582	(2,088)	18,957
Comprehensive income	1,551,764	1,161,021	738,264
Less: Comprehensive loss (income) attributable to noncontrolling interests	22,386	21,012	1,512
Comprehensive income attributable to UHS	$ 1,529,378	$ 1,140,009	$ 736,752

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		
	2025		**2024**
	(Dollar amounts in thousands)		
Assets			
Current assets:			
Cash and cash equivalents	$ 137,797	$	125,983
Accounts receivable, net	2,602,434		2,177,751
Supplies	232,110		220,940
Other current assets	435,574		291,614
Total current assets	3,407,915		2,816,288
Property and Equipment			
Land	759,281		745,706
Buildings and improvements	8,076,327		7,671,206
Equipment	3,393,692		3,260,350
Property under finance lease	129,012		125,018
	12,358,312		11,802,280
Accumulated depreciation	(6,481,714)		(6,071,058)
	5,876,598		5,731,222
Construction-in-progress	1,131,499		841,003
	7,008,097		6,572,225
Other assets:			
Goodwill	3,990,213		3,932,879
Deferred income taxes	70,517		118,449
Right of use assets-operating leases	374,239		418,719
Deferred charges	9,272		9,404
Other	667,340		601,785
	5,111,581		5,081,236
Total Assets	$ 15,527,593	$	14,469,749
Liabilities and Stockholders' Equity			
Current liabilities:			
Current maturities of long-term debt	$ 748,158	$	40,059
Accounts payable	750,134		632,001
Accrued liabilities			
Compensation and related benefits	681,583		622,625
Interest	26,197		30,250
Taxes other than income	267,898		161,683
Operating lease liabilities	73,237		74,649
Other	690,464		634,920
Current federal and state income taxes	1,930		14,219
Total current liabilities	3,239,601		2,210,406
Other noncurrent liabilities	527,827		655,806
Operating lease liabilities noncurrent	340,715		376,239
Deferred income taxes	5,649		0
Long-term debt	4,004,393		4,464,482
Commitments and contingencies (Note 8)			
Redeemable noncontrolling interest	70,620		13,293
Equity:			
Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares: issued and outstanding 6,574,600 shares in 2025 and 6,576,475 shares in 2024	66		66
Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares: issued and outstanding 53,815,223 shares in 2025 and 57,726,557 shares in 2024	538		577
Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares: issued and outstanding 661,688 shares in 2025 and 661,688 shares in 2024	7		7
Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares: issued and outstanding 12,497 shares in 2025 and 12,614 shares in 2024	0		0
Cumulative dividends	(765,357)		(713,705)
Retained earnings	7,992,755		7,372,061
Accumulated other comprehensive income	47,783		7,201
Universal Health Services, Inc. common stockholders' equity	7,275,792		6,666,207
Noncontrolling interest	62,996		83,316
Total Equity	7,338,788		6,749,523
Total Liabilities and Stockholders' Equity	$ 15,527,593	$	14,469,749

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2025
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Balance, January 1, 2025	$ 13,293	$ 66	$ 577	$ 7	$ —	$ (713,705)	$ 7,372,061	$ 7,201	$ 6,666,207	$ 83,316	$ 6,749,523
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	11	—	—	—	16,897	—	16,908	—	16,908
Repurchased	—	—	(50)	—	—	—	(975,747)	—	(975,797)	—	(975,797)
Restricted share-based compensation expense	—	—	—	—	—	—	60,150	—	60,150	—	60,150
Dividends paid	—	—	—	—	—	(51,652)		—	(51,652)	—	(51,652)
Stock option expense	—	—	—	—	—	—	33,805	—	33,805	—	33,805
Reclass of noncontrolling interests to redeemable noncontrolling interests	38,523	—	—	—	—	—	—	—	—	(38,523)	(38,523)
Change in redemption amount of redeemable noncontrolling interest	2,311	—	—	—	—	—	(3,207)	—	(3,207)	895	(2,312)
Distributions to noncontrolling interests	(2,396)	—	—	—	—	—	—	—	—	(9,338)	(9,338)
Purchase (sale) of ownership interests by (from) minority members	10,835	—	—	—	—	—	—	—	—	12,314	12,314
Comprehensive income:											
Net income to UHS / noncontrolling interests	8,054	—	—	—	—	—	1,488,796	—	1,488,796	14,332	1,503,128
Other	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments (net of income tax effect of $450)	—	—	—	—	—	—	—	38,291	38,291	—	38,291
Minimum pension liability (net of income tax effect of $724)	—	—	—	—	—	—	—	2,291	2,291	—	2,291
Subtotal - comprehensive income	8,054						1,488,796	40,582	1,529,378	14,332	1,543,710
Balance, December 31, 2025	$ 70,620	$ 66	$ 538	$ 7	$ —	$ (765,357)	$ 7,992,755	$ 47,783	$ 7,275,792	$ 62,996	$ 7,338,788

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Balance, January 1, 2024	$ 5,191	$ 66	$ 599	$ 7	$ —	$ (659,890)	$ 6,798,930	$ 9,289	$ 6,149,001	$ 47,714	$ 6,196,715
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	12	—	—		15,226	—	15,238	—	15,238
Repurchased	—	—	(34)	—	—		(674,946)	—	(674,980)	—	(674,980)
Restricted share-based compensation expense	—	—	—	—	—		43,626	—	43,626	—	43,626
Dividends paid	—	—	—	—	—	(53,815)		—	(53,815)	—	(53,815)
Stock option expense	—	—	—	—	—		54,289	—	54,289	—	54,289
Change in redemption amount of redeemable noncontrolling interest	7,144	—	—	—	—		(7,144)	—	(7,144)	—	(7,144)
Distributions to noncontrolling interests	(650)	—	—	—	—			—	—	(5,860)	(5,860)
Purchase of ownership interests by minority members	—	—	—	—	—			—	—	22,056	22,056
Comprehensive income:											
Net income to UHS / noncontrolling interests	1,608	—	—	—	—		1,142,097	—	1,142,097	19,406	1,161,503
Other	—	—	—	—	—		(17)	17	—	—	—
Foreign currency translation adjustments (net of income tax effect of $704)	—	—	—	—	—			(3,941)	(3,941)	—	(3,941)
Minimum pension liability (net of income tax effect of $580)	—	—	—	—	—			1,836	1,836	—	1,836
Subtotal - comprehensive income	1,608						1,142,080	(2,088)	1,139,992	19,406	1,159,398
Balance, December 31, 2024	$ 13,293	$ 66	$ 577	$ 7	$ —	$ (713,705)	$ 7,372,061	$ 7,201	$ 6,666,207	$ 83,316	$ 6,749,523

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Balance, January 1, 2023	$ 4,695	$ 66	$ 637	$ 7	$ 0	$ (604,127)	$ 6,533,667	$ (9,668)	$ 5,920,582	$ 44,768	$ 5,965,350
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	3	—	—	—	13,760	—	13,763	—	13,763
Repurchased	—	—	(41)	—	—	—	(552,567)	—	(552,608)	—	(552,608)
Restricted share-based compensation expense	—	—	—	—	—	—	22,032	—	22,032	—	22,032
Dividends paid	—	—	—	—	—	(55,763)	—	—	(55,763)	—	(55,763)
Stock option expense	—	—	—	—	—	—	64,243	—	64,243	—	64,243
Distributions to noncontrolling interests	(1,050)	—	—	—	—	—	—	—	—	(5,780)	(5,780)
Purchase of ownership interests by minority members	—	—	—	—	—	—	—	—	—	8,760	8,760
Comprehensive income:											
Net income to UHS / noncontrolling interests	1,546	—	—	—	—	—	717,795	—	717,795	(34)	717,761
Foreign currency translation adjustments (net of income tax effect of $520)	—	—	—	—	—	—	—	15,791	15,791	—	15,791
Minimum pension liability (net of income tax effect of $1,000)	—	—	—	—	—	—	—	3,166	3,166	—	3,166
Subtotal - comprehensive income	1,546	—	—	—	—	—	717,795	18,957	736,752	(34)	736,718
Balance, December 31, 2023	$ 5,191	$ 66	$ 599	$ 7	$ —	$ (659,890)	$ 6,798,930	$ 9,289	$ 6,149,001	$ 47,714	$ 6,196,715

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(Amounts in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 1,511,182	$ 1,163,109	$ 719,307
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	618,743	584,831	568,041
Stock-based compensation expense	95,688	99,349	87,720
Unrealized gain on non-marketable securities	(93,291)	0	0
Loss (gain) on sales of assets and businesses	7,968	(9,920)	(6,250)
Costs related to extinguishment of debt	0	3,158	0
Changes in assets & liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	(317,985)	67,355	(182,444)
Accrued interest	(4,053)	12,814	1,193
Accrued and deferred income taxes	(21,441)	12,651	(43,450)
Other working capital accounts	99,189	61,897	(32,321)
Other assets and deferred charges	(28,599)	(12,163)	48,517
Other, net	19,700	21,811	39,133
Accrued insurance expense, net of commercial premiums paid	236,771	254,394	183,462
Payments made in settlement of self-insurance claims, net of commercial insurance reimbursements	(259,475)	(192,185)	(118,089)
Deferred grant revenue	0	0	2,978
Net cash provided by operating activities	1,864,397	2,067,101	1,267,797
Cash Flows from Investing Activities:			
Property and equipment additions	(1,015,152)	(943,810)	(743,055)
Proceeds received from sales of assets and businesses	15,863	38,563	24,187
Acquisition of businesses and property	(47,804)	(18,998)	(3,728)
(Outflows) inflows from foreign exchange contracts that hedge our net U.K. investment	(52,213)	12,860	(40,695)
Costs incurred for purchase and development of enterprise resource planning application	(24,695)	0	0
Proceeds received from sale of marketable equity securities	63,073	0	0
Investments in non-marketable securities	(9,831)	0	0
Decrease in capital reserves of commercial insurance subsidiary	142	276	16
Net cash used in investing activities	(1,070,617)	(911,109)	(763,275)
Cash Flows from Financing Activities:			
Repayments of long-term debt	(43,504)	(2,640,001)	(85,480)
Additional borrowings	285,536	2,210,248	185,100
Financing costs	(382)	(12,566)	(308)
Repurchase of common shares	(967,951)	(670,754)	(547,363)
Dividends paid	(51,267)	(53,346)	(55,480)
Issuance of common stock	16,729	15,070	13,654
Profit distributions to noncontrolling interests	(11,734)	(6,508)	(6,830)
Purchase of ownership interests by minority members	22,846	12,980	2,762
Net cash used in financing activities	(749,727)	(1,144,877)	(493,945)
Effect of exchange rate changes on cash and cash equivalents	2,517	(833)	3,056
Increase in cash, cash equivalents and restricted cash	46,570	10,282	13,633
Cash, cash equivalents and restricted cash, beginning of period	224,752	214,470	200,837
Cash, cash equivalents and restricted cash, end of period	$ 271,322	$ 224,752	$ 214,470
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 156,041	$ 168,274	$ 200,446
Income taxes paid, net of refunds	$ 470,865	$ 325,430	$ 257,896
Noncash purchases of property and equipment	$ 74,423	$ 118,109	$ 66,899

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Services provided by our hospitals, all of which are operated by subsidiaries of ours, include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We, through our subsidiaries, provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Principles of Consolidation: The consolidated financial statements include the accounts of our majority-owned subsidiaries and partnerships controlled by us or our subsidiaries as the managing general partner. All intercompany accounts and transactions have been eliminated.

Revenue Recognition:

Patient services provided in the U.S.: We report net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. We have agreements with third-party payers that provide for payments to us at amounts different from our established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans, which represent explicit price concessions, are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payers may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicaid State Directed Payments, Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements.

Behavioral health care services provided in the U.K.: The majority of the revenues generated by our behavioral health care facilities located in the U.K. are recorded pursuant to contracts with the National Health Service and other local governments for services including the following: behavioral health care services, rehabilitation services, residential homes, nursing homes, supported living services and specialist day services.

Commercial health insurer - certain acute care markets: The majority of the revenues generated by our commercial health insurer conducting business in certain acute care markets relate to Medicare Advantage premiums which are determined by the Centers for Medicare and Medicaid Services ("CMS") utilizing a risk adjustment model that apportions premiums paid to health plans according to health and geographic factors. Risk score adjustments result in retroactive premium adjustments. The revenue adjustments are recognized when the amount is determinable and collectability or liability is reasonably assured. CMS also uses a star rating system which is derived from comprehensive evaluations of member satisfaction, quality of care and operational efficiency. In addition, our insurer also generates revenues from premiums for coverage under membership contracts with employer groups and individuals.

See *Note 10 - Revenue Recognition*, for additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein.

Charity Care, Uninsured Discounts and Other Adjustments to Revenue: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters.

Historically, a significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income of various amounts, dependent upon the state, ranging from 200% to 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, the transaction price is fully adjusted and there is no impact in our net revenues or in our accounts receivable, net.

A portion of the accounts receivable at our acute care facilities are comprised of Medicaid accounts that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates, subject to the ultimate disposition of the patient's Medicaid eligibility. When the patient's ultimate eligibility is determined, reclassifications may occur which impacts net revenues in future periods. Although the patient's ultimate eligibility determination may result in adjustments to net revenues, these adjustments do not have a material impact on our results of operations in 2025, 2024 or 2023 since our facilities make estimates at each financial reporting period to adjust revenue based on historical collections.

We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, the transaction price is fully adjusted and there is no impact in our net revenues or in our net accounts receivable. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care (charity care and uninsured discounts):

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2025, 2024 and 2023:

	(dollar amounts in thousands)					
	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Charity care	$ 984,235	25%	$ 819,681	23%	$ 843,449	32%
Uninsured discounts	2,964,840	75%	2,677,026	77%	1,792,493	68%
Total uncompensated care	$ 3,949,075	100%	$ 3,496,707	100%	$ 2,635,942	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the adjustments to net revenues and uncompensated care provided could have a material unfavorable impact on our future operating results.

	(amounts in thousands)		
	2025	2024	2023
Estimated cost of providing charity care	$ 87,756	$ 75,227	$ 83,383
Estimated cost of providing uninsured discounts	264,349	245,687	177,206
Estimated cost of providing uncompensated care	$ 352,105	$ 320,914	$ 260,589

Concentration of Revenues: Our eight acute care hospitals and nine free-standing emergency departments in the Las Vegas, Nevada, market contributed, on a combined basis, 15% in both 2025 and 2024 and 14% in 2023 of our consolidated net revenues.

Cash, Cash Equivalents and Restricted Cash: We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Cash, cash equivalents, and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follow:

	(amounts in thousands)		
	2025	**2024**	**2023**
Cash and cash equivalents	$ 137,797	$ 125,983	$ 119,439
Restricted cash (a)	133,525	98,769	95,031
Total cash, cash equivalents and restricted cash	$ 271,322	$ 224,752	$ 214,470

(a) Restricted cash is included in other assets on the accompanying consolidated balance sheets and consists of statutorily required capital reserves related to our commercial insurance subsidiary.

The fair value of our restricted cash was computed based upon quotes received from financial institutions. We consider these to be "level 1" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with financial securities.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. We remove the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations. Construction-in-progress includes both construction projects and equipment not yet placed into service.

We capitalized interest during the construction period of major construction projects and during the development and implementation of information technology applications amounting to $33.6 million during 2025, $38.9 million during 2024 and $24.4 million during 2023.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense was $594.0 million during 2025, $559.6 million during 2024 and $535.6 million during 2023.

Long-Lived Assets: We review our long-lived assets, including intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated October 1st as our annual impairment assessment date and performed quantitative impairment assessments as of October 1, 2025 which indicated no impairment of goodwill. There were also no goodwill impairments during 2024 or 2023. Future changes in the estimates used to conduct the impairment reviews, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Changes in the carrying amount of goodwill for the two years ended December 31, 2025 were as follows (in thousands):

	Acute Care Services	Behavioral Health Services	Total Consolidated
Balance, January 1, 2024	$ 516,628	$ 3,415,779	$ 3,932,407
Goodwill acquired during the period	13,252	0	13,252
Goodwill divested during the period	0	(5,298)	(5,298)
Adjustments to goodwill (a)	0	(7,482)	(7,482)
Balance, December 31, 2024	529,880	3,402,999	3,932,879
Goodwill acquired during the period	0	21,786	21,786
Goodwill divested during the period	0	0	0
Adjustments to goodwill (a)	0	35,548	35,548
Balance, December 31, 2025	$ 529,880	$ 3,460,333	$ 3,990,213

(a) The changes in the Behavioral Health Services' goodwill consist of foreign currency translation adjustments.

Other Assets, Intangible Assets and Non-Marketable Securities: Other assets consist primarily of amounts related to: (i) intangible assets acquired in connection with our acquisitions of Cambian Group, PLC's adult services' division during 2015, Ascend Health Corporation during 2012 and Psychiatric Solutions, Inc. during 2010; (ii) prepaid fees for various software and other applications used by our hospitals; (iii) statutorily required capital reserves related to our commercial insurance subsidiary ($153 million and $118 million as of December 31, 2025 and 2024, respectively); (iv) deposits; (v) investments in various businesses, including Universal Health Realty Income Trust ($4 million and $6 million as of as of December 31, 2025 and 2024, respectively), Premier, Inc. ($47 million as of December 31, 2024; in November, 2025 we sold all of our remaining shares in Premier Inc.) and non-marketable securities of a healthcare generative artificial intelligence company ($115 million and $12 million as of December 31, 2025 and 2024, respectively); (vi) the invested assets related to a deferred compensation plan that is held by an independent trustee in a rabbi-trust and that has a related payable included in other noncurrent liabilities, and; (vii) other miscellaneous assets.

The non-marketable securities that we hold are accounted for under the measurement alternative pursuant to which the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date and are recorded in other (income) expense, net. In connection with this investment, we recorded an unrealized pre-tax gain of $93 million during the year ended December 31, 2025.

Intangible assets are reviewed for impairment on an annual basis or more often if indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each asset. We have designated October 1st as our annual impairment assessment date and performed impairment assessments as of October 1, 2025 which indicated no impairment. There were also no intangible asset impairments during 2024 or 2023.

The following table shows the amounts recorded as net intangible assets for the years ended December 31, 2025 and 2024:

	2025		2024	
	(amounts in thousands)			
Medicare licenses (a)	$	57,226	$	57,226
Certificates of need		7,973		7,987
Contract relationships and other (net of $58,953 and $57,236 of accumulated amortization for 2025 and 2024, respectively)		10,677		11,060
Net Intangible Assets	$	75,876	$	76,273

(a) Indefinite lives.

Supplies: Supplies, which consist primarily of medical supplies, are stated at the lower of cost (first-in, first-out basis) or market.

Self-Insured/Other Insurance Risks: We provide for self-insured risks, primarily general and professional liability claims, workers' compensation claims and healthcare and dental claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts and jury verdicts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience, applicable per occurrence and aggregate self-insured retentions, and limitations and exclusions pursuant to our commercial insurance policies, is used in estimating our expected liability for self-insured claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. Given our significant exposure to professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us, and/or reductions in the amount of commercial coverage available to us, will not have a material adverse effect on our future results of operations.

In addition, we also: (i) own commercial health insurers headquartered in Nevada and Puerto Rico, and; (ii) maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs/operations include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported. See *Note 8 - Commitments and Contingencies* for additional disclosure related to our self-insured general and professional liability and workers' compensation liability.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state and foreign net operating loss carry-forwards, tax credits, and interest deduction limitations.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Note 6-Income Taxes* for additional disclosure.

Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of our professional and general liability, workers' compensation reserves, pension and deferred compensation liabilities, and liabilities incurred in connection with split-dollar life insurance agreements on the lives of our executive chairman of the board and his wife.

Redeemable Noncontrolling Interests and Noncontrolling Interest: As of December 31, 2025, outside owners held noncontrolling, minority ownership interests of: (i) approximately 7% in an acute care facility located in Texas; (ii) 49%, 49%, 30%, 20%, 25%, and 48% in six behavioral health care facilities located in Arizona, Pennsylvania, Ohio, Washington, Missouri, and Iowa, respectively, (iii) 26% and 49% in two behavioral health care facilities located in Michigan and; (iv) approximately 5% in an acute care facility and 49% in a surgery center, located in Nevada. The noncontrolling interest and redeemable noncontrolling interest balances of $63 million and $71 million, respectively, as of December 31, 2025, consist primarily of the third-party ownership interests in these hospitals.

In connection with certain of the behavioral health care facilities mentioned above, the outside owners have "put options" to potentially put their entire ownership interest to us either in the future upon the occurrence of certain triggering events (as specified in the agreements), or at the present time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. Amounts recorded as redeemable noncontrolling interests on our condensed consolidated balance sheet as of December 31, 2025 reflect the estimated fair market value of the minority ownership interests that contain such put options.

Generally accepted accounting principles require that noncontrolling interests be classified as equity and we have presented noncontrolling interests in total equity. However, since certain of our noncontrolling interests have redemption rights outside of our control, those noncontrolling interests are classified outside of permanent equity. Noncontrolling interests with an estimated redemption amount of approximately $39 million has been reclassified from noncontrolling interest to redeemable noncontrolling interests as of December 31, 2025.

The minority owners of a 20% interest in a behavioral health care facility located in Pennsylvania had previously exercised their put option and we purchased their ownership interest in April, 2025

Accumulated Other Comprehensive Income: The accumulated other comprehensive income ("AOCI") component of stockholders' equity includes: net unrealized gains and losses on effective cash flow hedges, foreign currency translation adjustments and the net minimum pension liability of a non-contributory defined benefit pension plan which covers employees at one of our subsidiaries. See *Note 11 - Pension Plan* for additional disclosure regarding the defined benefit pension plan.

The amounts recognized in AOCI for the three years ended December 31, 2025 were as follows (in thousands):

	Net Unrealized Gains (Losses) on Effective Cash Flow Hedges	Foreign Currency Translation Adjustment	Minimum Pension Liability	Total AOCI
Balance, January 1, 2023, net of income tax	$ (17)	$ (4,255)	$ (5,396)	$ (9,668)
2023 activity:				
Pretax amount	0	15,271	4,166	19,437
Income tax effect	0	520	(1,000)	(480)
Change, net of income tax	0	15,791	3,166	18,957
Balance, January 1, 2024, net of income tax	(17)	11,536	(2,230)	9,289
2024 activity:				
Pretax amount	17	(3,237)	2,416	(804)
Income tax effect	0	(704)	(580)	(1,284)
Change, net of income tax	17	(3,941)	1,836	(2,088)
Balance, January 1, 2025, net of income tax	—	7,595	(394)	7,201
2025 activity:				
Pretax amount	0	37,841	3,015	40,856
Income tax effect	0	450	(724)	(274)
Change, net of income tax	0	38,291	2,291	40,582
Balance, December 31, 2025, net of income tax	$ —	$ 45,886	$ 1,897	$ 47,783

Accounting for Derivative Financial Investments and Hedging Activities and Foreign Currency Forward Exchange Contracts: We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheets as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within statements of changes in equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. From time to time, we use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

We use forward exchange contracts to hedge our net investment in foreign operations against movements in exchange rates. The effective portion of the unrealized gains or losses on these contracts is recorded in foreign currency translation adjustment within accumulated other comprehensive income and remains there until either the sale or liquidation of the subsidiary.

Stock-Based Compensation: We have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of restricted stock units and stock options (computed utilizing the Black-Scholes option-pricing model) pursuant to the straight-line method over the stated vesting period of the award. The expense associated with share-based compensation arrangements is a non-cash charge. In the consolidated statements of cash flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities.

Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, for the periods indicated (in thousands, except per share data):

	Twelve Months Ended December 31,		
	2025	**2024**	**2023**
Basic and diluted:			
Net Income	$ 1,511,182	$ 1,163,109	$ 719,307
Less: Net (income) loss attributable to noncontrolling interest ("NCI")	(22,386)	(21,012)	(1,512)
Less: Net income attributable to unvested restricted share grants	—	(50)	(308)
Net income attributable to UHS—basic and diluted	$ 1,488,796	$ 1,142,047	$ 717,487
Basic earnings per share attributable to UHS:			
Weighted average number of common shares—basic	63,581	66,554	69,321
Total basic earnings per share	$ 23.42	$ 17.16	$ 10.35
Diluted earnings per share attributable to UHS:			
Weighted average number of common shares	63,581	66,554	69,321
Net effect of dilutive stock options and grants based on the treasury stock method	881	1,342	804
Weighted average number of common shares and equivalents—diluted	64,462	67,896	70,125
Total diluted earnings per share	$ 23.10	$ 16.82	$ 10.23

The "Net effect of dilutive stock options and grants based on the treasury stock method", for all years presented above, excludes certain outstanding stock options applicable to each year since the effect would have been anti-dilutive. The excluded weighted-average stock options totaled approximately 5,250 during 2025, 600,000 during 2024 and 5.1 million during 2023.

Fair Value of Financial Instruments: The fair values of our debt and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mergers and Acquisitions: The acquisition method of accounting for business combinations requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The fair value of intangible assets, including Medicare licenses, certificates of need, tradenames and certain contracts, is based on significant judgments made by our management, and accordingly, for significant items we typically obtain assistance from third party valuation specialists.

GPO Agreement/Minority Ownership Interest: *Note 9 - Relationship with Universal Health Realty Income Trust and Other Related Party Transactions* includes disclosure related to our GPO agreement and minority ownership interest in Premier, Inc. ("Premier"), a healthcare performance improvement alliance. Pursuant to an agreement and plan of merger providing for the acquisition of Premier by Patient Square Capital, our minority ownership interest in Premier was sold in November, 2025.

Provider Taxes: We incur health-care related taxes ("Provider Taxes") imposed by states in the form of a licensing fee, assessment or other mandatory payment which are related to: (i) healthcare items or services; (ii) the provision of, or the authority to provide, the health care items or services, or; (iii) the payment for the health care items or services. Such Provider Taxes are subject to various federal regulations that limit the scope and amount of the taxes that can be levied by states in order to secure federal matching funds as part of their respective state Medicaid programs. We derive a related Medicaid reimbursement benefit from assessed Provider Taxes in the form of Medicaid claims based payment increases and/or lump sum Medicaid supplemental payments.

Under these programs, including the impact of the Texas Uncompensated Care and Upper Payment Limit program, the Texas Delivery System Reform Incentive program, the Nevada State Directed Payment program, the Washington D.C State Directed Payment program and various other state programs, we earned revenues (before Provider Taxes) of approximately $1.914 billion during 2025, $1.499 billion during 2024 and $853 million during 2023. These revenues were offset by Provider Taxes of approximately $631 million during 2025, $536 million during 2024 and $297 million during 2023, which are recorded in other operating expenses on the consolidated statements of income as included herein. The aggregate net benefit from these programs was $1.283 billion during 2025, $963 million during 2024 and $556 million during 2023. The aggregate net benefit pursuant to these programs is earned from multiple states and therefore no particular state's portion is individually material to our consolidated financial statements. In addition, under various disproportionate share hospital payment programs and state plan amendment programs, we earned revenues of $56 million in 2025, $53 million in 2024 and $73 million in 2023.

Recent Accounting Standards: During 2025 we adopted ASU 2023-09, "Improvements to Income Tax Disclosures (Topic 740)". ASU 2023-09 requires enhanced disclosures on income taxes paid, adds disaggregation of continuing operations before income taxes between foreign and domestic earnings and defines specific categories for the reconciliation of jurisdictional tax rate to effective tax rate. The standard was adopted using the prospective transition method, and accordingly, prior period financial information has not been adjusted. See *Note 6 - Income Taxes* for the required disclosures.

During 2024, we adopted ASU 2023-07, "Improvements to Reportable Segment Disclosures (Topic 280)". ASU 2023-07 modifies reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses categorized as significant or regularly provided to the Chief Operating Decision Maker (CODM). The standard was applied retrospectively to all periods presented in the financial statements. See *Note 12 - Segment Reporting* for the required disclosures.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815), Hedging Accounting Improvements. ASU 2025-09 intends to more closely align hedge accounting with the economics of an entity's risk management activities. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. We are currently evaluating the impact this new standard will have on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (subtopic 220-40)". ASU 2024-03 requires disclosures, in the notes to financial statements, of specified information about certain costs and expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years beginning after December 15, 2027. We are currently evaluating the impact this new standard will have on the related disclosures in the consolidated financial statements.

From time to time, new accounting guidance is issued by the FASB or other standard setting bodies that is adopted by us as of the effective date or, in some cases where early adoption is permitted, in advance of the effective date. We have assessed the recently issued guidance that are not yet effective and, unless otherwise indicated above, we believe the new guidance will not have a material impact on our results of operations, cash flows or financial position.

Foreign Currency Translation: Assets and liabilities of our U.K. subsidiaries are denominated in pound sterling and translated into U.S. dollars at: (i) the rates of exchange at the balance sheet date, and; (ii) average rates of exchange prevailing during the year for revenues and expenses. The currency translation adjustments are reported as a component of accumulated other comprehensive income. See *Note 3 - Financial Instruments and Fair Value Measurement* for additional disclosure.

2) ACQUISITIONS AND DIVESTITURES

Years ended December 31, 2025:

2025 Acquisitions of Assets and Businesses:

During 2025, we spent $48 million on the acquisition of behavioral health care businesses and property located in the United Kingdom.

2025 Divestiture of Assets and Businesses:

During 2025, we received $16 million from the sale of assets and businesses.

Years ended December 31, 2024:

2024 Acquisitions of Assets and Businesses:

During 2024, we spent $19 million on the acquisition of businesses and properties.

2024 Divestiture of Assets and Businesses:

During 2024, we received $39 million from the sale of assets and businesses.

Year ended December 31, 2023:

2023 Acquisitions of Assets and Businesses:

During 2023, we spent $4 million on the acquisition of businesses and properties.

2023 Divestiture of Assets and Businesses:

During 2023, we received $24 million from the sale of assets and businesses.

3) FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

Cash Flow Hedges:

When applicable, we measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from our counterparties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. During the years ended December 31, 2025, 2024 and 2023, we had no cash flow hedges outstanding.

Foreign Currency Forward Exchange Contracts:

We use forward exchange contracts to hedge our net investment in foreign operations against movements in exchange rates. The effective portion of the unrealized gains or losses on these contracts is recorded in foreign currency translation adjustment within accumulated other comprehensive income and remains there until either the sale or liquidation of the subsidiary. In connection with these forward exchange contracts, we recorded net cash outflows of approximately $52 million during 2025, net cash inflows of approximately $13 million during 2024 and net cash outflows of approximately $41 million during 2023.

Derivatives Hedging Relationships:

The following table presents the effects of our foreign currency foreign exchange contracts on our results of operations for the three years ended December 31 (in thousands):

	Gain/(Loss) recognized in AOCI		
	December 31, 2025	December 31, 2024	December 31, 2023
Net Investment Hedge relationships			
Foreign currency foreign exchange contracts	$ (53,948)	$ 15,344	$ (45,748)

No other gains or losses were recognized in income related to derivatives in Subtopic 815-20.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These included quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The following tables present the assets and liabilities recorded at fair value on a recurring basis:

(in thousands)	Balance at December 31, 2025	Balance Sheet Location	Basis of Fair Value Measurement Level 1	Level 2	Level 3
Assets:					
Money market mutual funds	$ 150,948	Other noncurrent assets	$ 150,948		
Certificates of deposit	2,200	Other noncurrent assets		2,200	
Non-marketable securities	115,248	Other noncurrent assets			115,248
Deferred compensation assets	55,160	Other noncurrent assets	55,160		
Foreign currency forward exchange contracts	1,163	Other current assets		1,163	
	$ 324,719		$ 206,108	$ 3,363	$ 115,248
Liabilities:					
Deferred compensation liability	55,160	Other noncurrent liabilities	55,160		
	$ 55,160		$ 55,160	$ -	$ -

(in thousands)	Balance at December 31, 2024	Balance Sheet Location	Basis of Fair Value Measurement Level 1	Level 2	Level 3
Assets:					
Money market mutual funds	$ 115,399	Other noncurrent assets	$ 115,399		
Certificates of deposit	2,206	Other noncurrent assets		2,206	
Equity securities	47,333	Other noncurrent assets	47,333		
Deferred compensation assets	49,222	Other noncurrent assets	49,222		
Foreign currency forward exchange contracts	572	Other current assets		572	
	$ 214,732		$ 211,954	$ 2,778	$ -
Liabilities:					
Deferred compensation liability	49,222	Other noncurrent liabilities	49,222		
	$ 49,222		$ 49,222	$ -	$ -

The fair value of our money market mutual funds, certificates of deposit and equity securities with a readily determinable fair value are computed based upon quoted market prices in an active market. The fair value of deferred compensation assets and the offsetting liability are computed based on market prices in an active market held in a rabbi trust. The fair value of our foreign

currency exchange contracts is valued using quoted forward exchange rates and spot rates at the reporting date. The fair value of the non-marketable securities that we hold are accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date and are recorded in other (income) expense, net.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	December 31,		
	2025		2024
	(amounts in thousands)		
Long-term debt:			
Notes and Mortgages payable (including obligations under finance leases of $91,121 in 2025 and $92,530 in 2024) and term loans with varying maturities through 2099; weighted average interest rates of 4.0% in 2025 and 3.8% in 2024 (see *Note 7* regarding finance leases)	$ 200,810	$	206,046
Tranche A term loan	1,162,500		1,192,500
Revolving credit facility	408,400		130,000
2.65% Senior Secured Notes due 2030, net of unamortized discount of $1,065 in 2025 and $1,291 in 2024	798,935		798,709
1.65% Senior Secured Notes due 2026, net of unamortized discount of $113 in 2025 and $288 in 2024	699,887		699,712
2.65% Senior Secured Notes due 2032, net of unamortized discount of $734 in 2025 and $864 in 2024	499,266		499,136
4.625% Senior Secured Notes due 2029, net of unamortized discount of $161 in 2025 and net of unamortized discount of $204 in 2024	499,839		499,796
5.050% Senior Secured Notes due 2034, net of unamortized discount of $1,376 in 2025 and net of unamortized discount of $1,533 in 2024	498,624		498,467
Total debt before unamortized financing costs	4,768,261		4,524,366
Less-Unamortized financing costs	(15,710)		(19,825)
Total debt after unamortized financing costs	4,752,551		4,504,541
Less-Amounts due within one year	(748,158)		(40,059)
Long-term debt	$ 4,004,393	$	4,464,482

Credit Facilities and Outstanding Debt Securities

In September 2024, we entered into a tenth amendment ("Tenth Amendment") to our credit agreement ("Credit Agreement"), dated as of November 15, 2010, as amended and restated at various times from March, 2011 to June, 2022, among UHS, as borrower, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent. The Tenth Amendment provided for: (i) an extension of the maturity date to September 26, 2029; (ii) a new revolving credit facility of up to $1.3 billion (which as of December 31, 2025, had $889 million of aggregate available borrowing capacity, net of $408 million of borrowings outstanding and $3 million of letters of credit), and; (iii) a new replacement tranche A term loan facility ("Tranche A Term Loan") of up to $1.2 billion (which had $1.16 billion of outstanding borrowings as of December 31, 2025).

Pursuant to the terms of the Tenth Amendment, the Tranche A Term Loan provides for installment payments of $7.5 million per quarter commencing on December 31, 2024 through September 30, 2026, and $15.0 million per quarter commencing on December 31, 2026 through June 30, 2029. The unpaid principal balance at June 30, 2029 (scheduled to be $975.0 million) is payable on the September 26, 2029 scheduled maturity date of the Credit Agreement.

Revolving credit and Tranche A Term Loan borrowings under the Credit Agreement bear interest at our election at either (1) the ABR rate which is defined as the rate per annum equal to the greatest of (a) the lender's prime rate, (b) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5% and (c) one month term SOFR rate plus 1.1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.25% to 0.625%, or (2) the one, three or six month term SOFR rate plus 0.1% (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.25% to 1.625%. As of December 31, 2025, the applicable margins were 0.25% for ABR-based loans and 1.25% for SOFR-based loans under the revolving credit and term loan A facilities. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by certain assets of the Company and our material subsidiaries (which generally excludes asset classes such as substantially all of the patient-related accounts receivable of our acute care hospitals, if sold to a receivables facility pursuant to the Credit Agreement, and certain real estate assets and assets held in joint-ventures with third parties) and is guaranteed by our material subsidiaries.

The Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement also contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens, indebtedness, transactions with affiliates, dividends and stock repurchases; and requires compliance with financial covenants including maximum leverage. We were in compliance with all required covenants as of December 31, 2025 and December 31, 2024.

As of December 31, 2025, we had combined aggregate principal of $3.0 billion from the following senior secured notes:

- $700 million of aggregate principal amount of 1.65% senior secured notes due in September, 2026 ("2026 Notes") which were issued on August 24, 2021. Interest on the 2026 Notes is payable on March 1st and September 1st until the maturity date of September 1, 2026.

- $500 million of aggregate principal amount of 4.625% senior secured notes due in October, 2029 ("2029 Notes") which were issued on September 26, 2024. Interest on the 2029 Notes is payable on April 15th and October 15th, commencing April 15, 2025 until the maturity date of October 15, 2029.

- $800 million of aggregate principal amount of 2.65% senior secured notes due in October, 2030 ("2030 Notes") which were issued on September 21, 2020. Interest on the 2030 Notes is payable on April 15th and October 15th, until the maturity date of October 15, 2030.

- $500 million of aggregate principal amount of 2.65% senior secured notes due in January, 2032 ("2032 Notes") which were issued on August 24, 2021. Interest on the 2032 Notes is payable on January 15th and July 15th until the maturity date of January 15, 2032.

- $500 million of aggregate principal amount of 5.050% senior secured notes due in October, 2034 ("2034 Notes") which were issued on September 26, 2024. Interest on the 2034 Notes is payable on April 15th and October 15th, commencing on April 15, 2025 until the maturity date of October 15, 2034.

The 2026, 2029, 2030, 2032 and 2034 Notes (collectively "All the Notes") are guaranteed (the "Guarantees") on a senior secured basis by all of our existing and future direct and indirect subsidiaries that guarantee our Credit Agreement, other first lien obligations, or any junior lien obligations (the "Subsidiary Guarantors"). All the Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to a Company-related receivables facility (as defined in the Indenture pursuant to which All the Notes were issued (the "Indentures"), and certain other excluded assets). The Company's obligations with respect to All the Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indentures, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement. However, the liens on the collateral securing All the Notes and the Guarantees will be released if: (i) All the Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and All the Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing All the Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

In connection with an asset purchase and sale agreement, and related lease agreements, completed with Universal Health Realty Income Trust ("Trust") in December 2021, our consolidated balance sheets at December 31, 2025 and December 31, 2024 reflect financial liabilities, which are included in debt, of approximately $70 million and $74 million, respectively. In connection with that transaction, as a result of our purchase option within the lease agreements related to two of our facilities, the asset purchase and sale transaction was accounted for as a failed sale leaseback in accordance with U.S. GAAP and we have accounted for the transaction as a financing arrangement. Our lease payments payable to the Trust are recorded to interest expense and as a reduction of the outstanding financial liability, and the amount allocated to interest expense is determined based upon our incremental borrowing rate and the outstanding financial liability.

At December 31, 2025, the carrying value and fair value of our debt were approximately $4.8 billion and $4.6 billion, respectively. At December 31, 2024, the carrying value and fair value of our debt were approximately $4.5 billion and $4.2 billion, respectively. The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with debt instruments.

The aggregate scheduled maturities of our total debt outstanding as of December 31, 2025, before unamortized financing costs, are as follows:

	(000s)
2026	$ 748,975
2027	70,744
2028	71,535
2029	1,925,600
2030	812,167
Later	1,139,240
Total maturities before unamortized financing costs	4,768,261
Less-Unamortized financing costs	(15,710)
Total	$ 4,752,551

5) COMMON STOCK

Dividends

We declared and paid cash dividends of $.80 per share during each of the last three years amounting to, in the aggregate, $51.3 million during 2025, $53.3 million during 2024 and $55.5 million during 2023. All classes of our common stock have similar economic rights.

Stock Repurchase Programs

As of January 1, 2025, we had an aggregate available repurchase authorization of $824.36 million under our stock repurchase program. In October, 2025, our Board of Directors authorized a $1.5 billion increase in our stock repurchase program. As of December 31, 2025, we had an aggregate available repurchase authorization of $1.43 billion. Pursuant to this program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

The following schedule provides information related to our stock repurchase program for each of the three years ended December 31, 2025. During 2025, 4,650,318 shares ($899.3 million in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 369,891 shares ($68.7 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs. During 2024, 2,982,906 shares ($598.5 million in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 375,248 shares ($72.2 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs. During 2023, 3,855,046 shares ($524.5 million in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 164,649 shares ($22.9 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs.

	Additional dollars authorized for repurchase (in thousands)	Total number of shares purchased (a.)	Total number of shares cancelled	Average price paid per share for forfeited restricted shares	Total number of shares purchased as part of publicly announced programs	Average price paid per share for shares purchased as part of publicly announced program	Aggregate purchase price paid (in thousands)	Aggregate purchase price paid for shares purchased as part of publicly announced program	Maximum number of dollars that may yet be purchased under the program (in thousands)
Balance as of Jan. 1, 2023									$ 947,368
2023	$ —	4,022,051	2,356	$ 0.01	3,855,046	$ 136.05	$ 547,362	$ 524,485	$ 422,883
2024	$ 1,000,000	3,358,261	107	$ 0.01	2,982,906	$ 200.65	$ 670,753	$ 598,522	$ 824,361
2025	$ 1,500,000	5,020,209	—	$ 0.01	4,650,318	$ 193.38	$ 967,951	$ 899,275	$ 1,425,086
Total for three year period ended December 31, 2025	$ 2,500,000	12,400,521	2,463	$ 0.01	11,488,270	$ 176.03	$ 2,186,066	$ 2,022,282	

(a.) Includes 0, 107, and 2,356, of restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan during 2025, 2024 and 2023, respectively.

Stock-based Compensation Plans

At December 31, 2025, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of restricted stock units and stock options (computed utilizing the Black-Scholes option-pricing model) and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the awards. Prior to 2024, our annual stock-based compensation awards were generally issued as a blend restricted stock units and stock options.

Commencing in 2024, our annual stock-based compensation awards were issued fully in restricted stock units (and performance-based restricted stock units to our executive officers) and are expected to remain so in future years.

Pre-tax share-based compensation costs of $33.8 million during 2025, $54.3 million during 2024 and $64.2 million during 2023 were recognized related to outstanding stock options. In addition, pre-tax compensation costs of $61.9 million during 2025, $45.1 million during 2024 and $23.5 million during 2023 were recognized related to amortization of restricted stock units as well as discounts provided in connection with shares purchased pursuant to our 2005 Employee Stock Purchase Plan. As of December 31, 2025, there was approximately $147.1 million of unrecognized compensation cost related to unvested stock options and restricted stock which is expected to be recognized over the remaining average vesting period of 2.4 years.

The expense associated with stock-based compensation arrangements is a non-cash charge. In the consolidated statements of cash flows, stock-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities and aggregated to $95.7 million in 2025, $99.3 million in 2024 and $87.7 million in 2023. In connection with ASU 2016-09, "Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", our provision for income taxes and our net income attributable to UHS were favorably impacted by $4.2 million during 2025 and $15.9 million during 2024 (net of unfavorable impacts of $15.7 million during 2025 and $10.2 million during 2024 resulting from executive compensation limitations pursuant to IRC section 162(m)), and unfavorably impacted by $4.7 million during 2023.

In 2005, we adopted the 2005 Stock Incentive Plan (the "Stock Incentive Plan") which was amended in 2008, 2010, 2015 and 2017 and was canceled in 2020, as discussed below. An aggregate of 35.6 million shares of Class B Common Stock had been reserved under the Stock Incentive Plan, the remaining balance of which was canceled in 2020. During 2020, stock options, net of cancellations of approximately 2.2 million were granted under the Stock Incentive Plan. Stock options to purchase Class B Common Stock have been granted to our officers, key employees and members of our Board of Directors. Upon adoption of the 2020 Omnibus Stock and Incentive Plan, as discussed below, no additional awards were granted under the 2005 Stock Incentive Plan or the 2010 Employees' Restricted Stock Purchase Plan (discussed below), and reserves for future issuance pursuant to each plan were canceled.

In 2020, we adopted the 2020 Omnibus Stock and Incentive Plan (the "2020 Stock Incentive Plan") which was amended in 2022 and 2024. An aggregate of 18.1 million shares of Class B Common Stock has been reserved for issuance under the 2020 Stock Incentive Plan. As of December 31, 2025, approximately 6.59 million shares of Class B Common Stock remain available for issuance pursuant to the 2020 Stock Incentive Plan. Under the 2020 Stock Incentive Plan, shares that are subject to stock options shall be counted as one share per stock option, and every share that is subject to restricted stock awards or restricted stock units shall be counted as four shares. Various other types of equity awards are also permitted under the 2020 Stock Incentive Plan.

During each of the last three years, the following were granted pursuant to the 2020 Stock Incentive Plan (net of cancellations):

- *2025:* 0 stock options and 545,355 restricted stock units (including 61,251 performance based restricted stock units).
- *2024:* 3,000 stock options and 480,489 restricted stock units (including 63,362 performance based restricted stock units).
- *2023:* 1.6 million stock options and 247,241 restricted stock units (including 93,606 performance based restricted stock units).

Restricted stock units issued under the 2020 Stock Incentive Plan do not have rights to receive dividends on unvested awards, however, dividends on unvested restricted stock units are typically deferred and accumulated prior to vesting and paid in cash in the aggregate on the vesting date.

The weighted average grant-date fair values of the restricted stock units issued under the 2020 Stock Incentive Plan during each of the last three years, as reflected above, were $178.33 during 2025, $181.05 during 2024 and $118.14 during 2023. The fair value of each restricted stock unit was determined as the closing market price of our stock on the date of grant. Restricted stock units have been granted to our officers, key employees and members of our Board of Directors.

The per option weighted-average grant-date fair values for options granted under the 2020 Stock Incentive Plan were $44.58 during 2024 and $41.88 during 2023. No option grants were issued in 2025. All stock options issued in 2024 and 2023 were granted with an exercise price equal to the fair market value on the date of the grant. The majority of options are exercisable ratably over a four-year period beginning one year after the date of the grant. All outstanding options expire five years after the date of the grant.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were derived from averaging the number of options granted during the most recent five-year period. The weighted-average assumptions reflected below were based upon nineteen option grants for the five-year period ending

December 31, 2025, twenty-two option grants for the five-year period ending December 31, 2024 and thirty option grants for the five-year period ending December 31, 2023.

Year Ended December 31,	2025 (b)	2024	2023
Expected volatility	42%	39%	36%
Risk free Interest rate	2%	2%	2%
Expected life (years)	3.6	3.5	3.5
Forfeiture rate	7%	7%	7%
Dividend yield	0.6%	0.8%	0.7%

(b.)   Pursuant to the discussion above, commencing in 2024, our annual stock-based compensation awards were issued fully in restricted stock units.

The risk-free rate is based on the U.S. Treasury zero coupon four year yield curve in effect at the time of grant. The expected life of the stock options granted was estimated using the historical behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life. Expected dividend yield is based on our dividend yield at the time of grant. The forfeiture rate is based upon the actual historical forfeitures utilizing the 5-year term of the option.

The table below summarizes our stock option activity during the year ended December 31, 2025:

Outstanding Options	Number of Shares		Weighted Average Exercise Price
Balance, January 1, 2025	3,909,248	$	124.91
Granted	—	$	—
Exercised	(1,753,871)	$	117.05
Cancelled	(104,783)	$	127.07
Balance, December 31, 2025	2,050,594	$	131.53
Outstanding options vested and exercisable as of December 31, 2025	1,013,751	$	136.92

The following table provides information about unvested options for the year ended December 31, 2025:

	Shares		Weighted Average Grant Date Fair Value
Unvested options as of January 1, 2025	2,305,836	$	42.56
Granted	—	$	—
Vested	(1,165,336)	$	42.10
Cancelled	(103,657)	$	43.23
Unvested options as of December 31, 2025	1,036,843	$	43.01

The following table provides information regarding all options outstanding at December 31, 2025:

	Options Outstanding	Options Exercisable
Number of options outstanding	2,050,594	1,013,751
Weighted average exercise price	$ 131.53	$ 136.92
Aggregate intrinsic value as of December 31, 2025	$177,349,737	$ 82,217,145
Weighted average remaining contractual life (years)	1.5	1.1

The total in-the-money value of all stock options exercised during the years ended December 31, 2025, 2024 and 2023 were $137.0 million, $185.3 million and $57.1 million, respectively.

The weighted average remaining contractual life for options outstanding and weighted average exercise price per share for exercisable options at December 31, 2023, 2024 and 2025 were as follows:

Year Ended:	Options Outstanding Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)	Exercisable Options Shares	Weighted Average Exercise Price Per Share	Expected to Vest Options Shares	Weighted Average Exercise Price Per Share
2023	6,794,794	$ 121.13	2.6	2,450,613	$ 114.96	4,178,237	$ 124.86
2024	3,909,248	124.91	2.0	1,603,412	116.94	1,838,407	130.20
2025	2,050,594	131.53	1.5	1,013,751	136.92	808,871	126.11

We also have our 2005 Employee Stock Purchase Plan (the "Employee Stock Plan"), as amended during 2024, which allows eligible employees to purchase shares of Class B Common Stock at a 10% discount. There were 88,760, 81,146 and 100,507 shares issued pursuant to the Employee Stock Purchase Plan during 2025, 2024 and 2023, respectively. In connection with the Employee Stock Plan, we have reserved 3.0 million shares of Class B Common Stock for issuance and have issued approximately 2.0 million shares as of December 31, 2025. As of December 31, 2025, approximately 1.0 million shares of Class B Common Stock remain available for issuance pursuant to this plan.

At December 31, 2025, 21,317,419 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

6) INCOME TAXES

Components of income tax expense/(benefit) are as follows (amounts in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ 344,265	$ 311,545	$ 202,895
Foreign	15,650	10,962	6,505
State	50,303	45,780	29,677
	410,218	368,287	239,077
Deferred			
Federal	38,676	(28,499)	(19,716)
Foreign	6,018	(1,318)	3,367
State	6,047	(3,643)	(1,609)
	50,741	(33,460)	(17,958)
Total	$ 460,959	$ 334,827	$ 221,119

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA"), which includes a broad range of corporate income tax law changes, was signed into law in the United States. The OBBBA includes law changes related to bonus depreciation, the expensing of domestic research costs, certain U.S. international tax rules and other modifications. There is no material impact on our effective tax rate in 2025. Although the majority of the tax law changes will take effect starting in 2026, we do not believe the changes will have a material impact on our future provision for income taxes or results of operations.

Our provision for income taxes for the years ended December 31, 2025, 2024 and 2023 included tax benefits of $4 million and $16 million and tax expenses of $5 million, respectively, related to employee share-based payments. Excess tax benefits (when the deductible amount related to the settlement of employee equity awards for tax purposes exceeds the cumulative compensation cost recognized for financial reporting purposes) and deficiencies, if applicable, are recorded as a component of our tax provision.

The foreign provision for income taxes is based on foreign pre-tax earnings of $91 million in 2025 and $80 million during each of 2024 and 2023. In the future, we anticipate repatriating only previously taxed foreign earnings as well as any future earnings that would qualify for a full dividend received deduction for distributions post-December 31, 2017. As of December 31, 2025, the amount of previously taxed earnings and earnings that would qualify for a full dividend received deduction total $96 million. As of December 31, 2025, $24 million of the foreign earnings above is expected to be repatriated and generate future withholding taxes. As such, we have recognized a deferred tax liability of $2 million. At this time, there are no material tax effects related to the future cash repatriation of other undistributed earnings.

As described in Note 1, effective for the year ended December 31, 2025, we adopted ASU 2023-09, "Improvements to Income Tax Disclosures (Topic 740)" ("ASU 2023-09"), on a prospective basis. In accordance with prospective application, the prior period disclosures were not adjusted. Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 (amounts in thousands):

	Year Ended December 31, 2025	
U.S. federal statutory tax rate	$ 414,150	21.0%
State and local income taxes, net of federal income tax effect [(a)]	44,914	2.3%
Foreign tax effects	2,501	0.1%
Tax credits	(3,681)	-0.2%
Changes in valuation allowances	(5)	0.0%
Nontaxable or nondeductible items		
Noncontrolling interests	(4,697)	-0.2%
Share-based payment awards	(3,741)	-0.2%
Other nondeductible items	11,915	0.6%
Changes in unrecognized tax benefits	(397)	0.0%
Effective tax rate	$ 460,959	23.4%

[(a)] State taxes in California and the District of Columbia made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation between the federal statutory rate and the effective tax rate is as follows for the year ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
Federal statutory rate	21.0%	21.0%
State, net of federal income tax benefit	2.3%	2.4%
Tax effects of foreign operations	-0.5%	-0.7%
Tax benefit from settlements of employee equity awards	-0.8%	0.4%
Other items	0.7%	0.4%
Impact of income attributable to noncontrolling interests	-0.3%	0.0%
Effective tax rate	22.4%	23.5%

Our effective tax rates were 23.4%, 22.4% and 23.5% for the years ended December 31, 2025, 2024 and 2023, respectively. The increase in our effective tax rate for the year ended December 31, 2025, as compared to 2024, is due to a $10 million increase in the provision for foreign tax effects and a $12 million decrease in the net tax benefit recorded pursuant to ASU 2016-09, net of the impact of executive compensation limitations pursuant to IRC section 162(m), during 2025 as compared to 2024. The decrease in our effective tax rate for the year ended December 31, 2024, as compared to 2023, is due primarily to a $16 million decrease in the provision for income taxes during 2024, as compared to 2023, from the net tax benefit recorded pursuant to ASU 2016-09, net of the impact of executive compensation limitations pursuant to IRC section 162(m).

The components of income taxes paid, net of refunds received, are as follows (amounts in thousands):

	Year Ended December 31, 2025
Federal	$ 400,662
State and local	56,450
Foreign	13,753
Total income taxes paid (net of refunds)	$ 470,865

The amount of income taxes paid during the year does not meet the 5% disaggregation threshold for any state, local or foreign jurisdictions.

Income tax payments, net of refunds received, were $325 million and $258 million for the years ended December 31, 2024 and 2023, respectively. Included in "Other current assets" on our consolidated balance sheets are prepaid federal, state and foreign income taxes amounting to approximately $54 million and $3 million as of December 31, 2025 and 2024, respectively. Included in "Other long-term assets" on our consolidated balance sheets are federal taxes receivable amounting to approximately $4 million as of December 31, 2025.

The components of deferred taxes are as follows (amounts in thousands):

| | Year Ended December 31, | | | | |
| | 2025 | | 2024 | | |
	Assets	Liabilities	Assets	Liabilities
Self-insurance reserves	$ 124,084		$ 131,945	$
Compensation accruals	88,472		80,673	
Doubtful accounts and other reserves	139,513		136,067	
Other currently non-deductible accrued liabilities	19,812		19,492	
Depreciable and amortizable assets		336,937		278,412
Operating lease liabilities	96,798		105,444	
Right of use assets-operating leases		87,516		97,925
Federal state and foreign net operating loss carryforwards and other federal, state and foreign deferred tax assets	118,211		111,388	
Net pension liabilities – OCI only		600	121	
Other liabilities		10,088		7,654
	$ 586,890	$ 435,141	$ 585,130	$ 383,991
Valuation allowance	(86,881)	0	(82,690)	0
Total deferred income taxes	$ 500,009	$ 435,141	$ 502,440	$ 383,991

At December 31, 2025, state net operating loss carryforwards (expiring in years 2026 through 2044), and credit carryforwards available to offset future taxable income approximated $1 billion representing approximately $73 million in deferred state tax benefit (net of the federal benefit); and state related interest expense carryforwards approximated $160 million representing approximately $11 million in deferred state tax benefit (net of the federal benefit). At December 31, 2025, there were foreign net operating losses and interest expense carryforwards of approximately $105 million, most of which are carried forward indefinitely, representing approximately $28 million in deferred foreign tax benefit. At December 31, 2025, there were federal tax credits and net operating losses of approximately $9 million representing approximately $6 million in deferred federal tax benefits. Of the federal attributes above, $5 million will expire between 2027-2036 with the remaining federal attributes carried forward indefinitely.

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on available evidence, it is more likely than not that certain of our state tax benefits will not be realized. Therefore, valuation allowances of approximately $78 million have been recorded during each of the periods ended December 31, 2025 and 2024. In addition, valuation allowances of approximately $9 million and $4 million have been recorded as of December 31, 2025 and 2024, related to federal and foreign net operating losses and credit carryforwards. During 2025, the valuation allowance on these federal and foreign tax benefits increased by $5 million due to an increase in foreign tax credits that are not expected to be realized.

During 2025 and 2024, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were increased less than $1 million due to tax positions taken in the current and prior years. The balance at each of the years ended December 31, 2025 and 2024, if subsequently recognized, that would favorably affect the effective tax rate and the provision for income taxes is approximately $2 million as of each date.

We recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2025 and 2024, we have accrued interest and penalties of less than $1 million as of each date. The U.S. federal statute of limitations remains open for the 2022 and subsequent years. Foreign and U.S. state and local jurisdictions have statutes of limitations generally ranging for 3 to 4 years.

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 is as follows (amounts in thousands):

| | As of December 31, | | |
	2025	2024	2023
Balance at January 1,	$ 2,862	$ 2,850	$ 2,727
Additions based on tax positions related to the current year	500	500	500
Additions for tax positions of prior years	183	189	180
Reductions for tax positions of prior years	(686)	(677)	(557)
Settlements	0	0	0
Balance at December 31,	$ 2,859	$ 2,862	$ 2,850

7) LEASE COMMITMENTS

We follow FASB ASU 2016-02 ("Topic 842") "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheets for most leases and provide enhanced disclosures. Leases will be classified as either finance or operating.

We have elected the policy exemption that allows lessees to choose to not separate lease and non-lease components by class of underlying asset and are applying this expedient to all relevant asset classes.

We determine if an arrangement is or contains a lease at inception of the contract. Our right-of-use assets represent our right to use the underlying assets for the lease term and our lease liabilities represent our obligation to make lease payments arising from the leases. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use the implicit rate noted within the contract if known or determinable. If the implicit rate is not readily available, we use our estimated incremental borrowing rate, which is derived using a collateralized borrowing rate for the same currency and term as the associated lease. A right-of-use asset and lease liability is not recognized for leases with an initial term of 12 months or less and we recognize lease expense for these leases on a straight-line basis over the lease term within lease and rental expense.

Our operating leases are primarily for real estate, including certain acute care facilities, off-campus outpatient facilities, medical office buildings, and corporate and other administrative offices. Our real estate lease agreements typically have initial terms of five to ten years. These real estate leases may include one or more options to renew, with renewals that can extend the lease term from five to ten years. The exercise of lease renewal options is at our sole discretion. When determining the lease term, we included options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Five of our hospital facilities are held under operating leases with Universal Health Realty Income Trust with two hospital terms expiring in 2026, two expiring in 2033, and one expiring in 2040 (see Note 9 for additional disclosure). We also lease the real property of certain facilities.

The components of lease expense for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Twelve months ended December 31,					
		2025		2024		2023
Operating lease cost	$	101,977	$	101,915	$	99,812
Variable and short term lease cost (a)		46,257		44,518		41,214
Total lease and rental expense	$	148,234	$	146,433	$	141,026
Finance lease cost:						
Amortization of property under capital lease	$	8,287	$	5,923	$	4,998
Interest on debt of property under capital lease		4,141		2,006		3,771
Total finance lease cost	$	12,428	$	7,929	$	8,769

(a) Includes equipment, month-to-month and leases with a maturity of less than 12 months.

Supplemental cash flow information related to leases for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Twelve months ended December 31,					
		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	138,519	$	134,543	$	129,299
Operating cash flows from finance leases	$	3,517	$	3,652	$	3,832
Financing cash flows from finance leases	$	2,370	$	3,973	$	3,817
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	39,847	$	68,029	$	62,223
Finance leases	$	4,295	$	23,700	$	452

Supplemental balance sheets information related to leases as of December 31, 2025 and 2024 are as follows (in thousands):

		December 31, 2025		December 31, 2024
Operating Leases				
Right of use assets-operating leases	$	374,239	$	418,719
Operating lease liabilities	$	73,237	$	74,649
Operating lease liabilities noncurrent		340,715		376,239
Total operating lease liabilities	$	413,952	$	450,888
Finance Leases				
Property and equipment	$	129,012	$	125,018
Accumulated depreciation		(52,326)		(44,346)
Property and equipment, net	$	76,686	$	80,672
Current maturities of long-term debt	$	5,738	$	5,282
Long-term debt		85,383		87,248
Total finance lease liabilities	$	91,121	$	92,530
Weighted Average remaining lease term, years				
Operating leases		18.2		17.1
Finance leases		18.8		19.6
Weighted Average discount rate				
Operating leases		5.5%		5.4%
Finance leases		5.5%		5.5%

Future maturities of lease liabilities as of December 31, 2025 are as follows (in thousands):

Year ending December 31,		Operating Leases		Finance Leases
2026	$	86,261	$	9,221
2027		68,430		10,700
2028		58,586		11,042
2029		49,541		11,207
2030		37,115		11,377
Later years		568,728		94,138
Total lease payments		868,661		147,685
less imputed interest		(454,709)		(56,564)
Total	$	413,952	$	91,121

We assumed approximately $4 million in finance lease obligations during 2025, $24 million during 2024, and $1 million in 2023. In the ordinary course of business, our facilities routinely lease equipment pursuant to new lease arrangements that will likely result in future lease and rental expense in excess of amounts indicated above.

8) COMMITMENTS AND CONTINGENCIES

Professional and General Liability, Workers' Compensation Liability

The vast majority of our subsidiaries are self-insured for professional and general liability exposure up to: (i) $20 million for professional liability and $3 million for general liability per occurrence in 2025, 2024, 2023, 2022 and 2021; (ii) $10 million and $3 million per occurrence, respectively, in 2020; (iii) $5 million and $3 million per occurrence, respectively, during 2019, 2018 and 2017, and; (iv) $10 million and $3 million per occurrence, respectively, prior to 2017. For each of the years indicated above, through February 2025, for claims involving multiple plaintiffs, a single self-insured retention may apply, as stipulated in and subject to the terms and conditions of the applicable commercial policies, for claims qualifying as group related integrated occurrences and/or medical incidents. As of March 1, 2025, the single self-insured retention no longer applies in connection with claims made by multiple plaintiffs against our behavioral health care facilities.

These subsidiaries are provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence and aggregate self-insured retention or underlying policy limits up to approximately $110 million in 2025; $175 million in 2024; $165 million in 2023; $162 million in 2022; $155 million in 2021 and $250 million during each of 2014 through 2020. Effective March, 2025, our commercial insurance coverage contains less favorable terms than previous years including coverage exclusions for incidents involving sexual molestation or abuse, higher premiums and lower aggregate limitations.

In addition, from time to time based upon marketplace conditions, we may elect to purchase additional commercial coverage for certain of our facilities or businesses. Our behavioral health care facilities located in the U.K. have policies through a commercial insurance carrier located in the U.K. that provides for £20 million of professional liability coverage and £25 million of general liability coverage.

The commercial insurance limits indicated above for each policy year may have been reduced due to payment of covered claims or suits, subject to the policy terms and conditions.

As of December 31, 2025, the total net accrual for our self-insured professional and general liability claims was $449 million, of which $125 million was included in current liabilities. As of December 31, 2024, the total net accrual for our self-insured professional and general liability claims was $487 million, of which $85 million was included in current liabilities.

As a result of unfavorable trends experienced during the past several years, included in our results of operations were increases to our reserve for self-insured professional and general liability claims amounting to approximately $45 million during 2025, $79 million during 2024 and $25 million during 2023. All professional and general liability insurance we purchase is subject to policy limitations. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts and jury verdicts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience, applicable per occurrence and aggregate self-insured retentions, and limitations and exclusions pursuant to our commercial insurance policies, is used in estimating our expected liability for self-insured claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant exposure to professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us, and/or reductions in the amount of commercial coverage available to us, will not have a material adverse effect on our future results of operations.

As of December 31, 2025, the total accrual for our workers' compensation liability claims was $152 million, $64 million of which was included in current liabilities. As of December 31, 2024, the total accrual for our workers' compensation liability claims was $137 million, $58 million of which was included in current liabilities.

Although we are unable to predict whether or not our future financial statements will require updates to estimates for our prior year reserves for self-insured general and professional and workers' compensation claims, given the relatively unpredictable nature of these potential liabilities and the factors impacting these reserves, as discussed above, it is reasonably likely that our future financial results may include material adjustments to prior period reserves.

As disclosed below in Legal Proceedings, Cumberland Hospital for Children and Adolescents ("Cumberland"), an indirect subsidiary of the Company, is a defendant in multi-plaintiff lawsuits filed in the Circuit Court for Richmond, Virginia (the "Cumberland Litigation"), relating to allegations of inappropriate sexual contact during medical examinations by Dr. Daniel Davidow, an independent contractor and the former medical director for Cumberland. The Company and UHS of Delaware, Inc., our administrative services subsidiary ("UHS Delaware"), were also named as co-defendants in the Cumberland Litigation. Plaintiffs have asserted claims of negligence, assault and battery (against Dr. Davidow), false imprisonment, violations of the Virginia Consumer Protection Act ("VCPA"), and vicarious liability for Dr. Davidow's conduct against Cumberland, the Company, and UHS Delaware. The Company and UHS Delaware were dismissed from the action during the trial of the first three plaintiffs, which occurred in September, 2024. On September 27, 2024, a jury entered a verdict finding Dr. Davidow and Cumberland liable and awarded these three plaintiffs combined compensatory damages of $60 million for all liability theories, an additional combined $180 million in trebled damages for violation of the VCPA, and an additional combined $120 million in punitive damages. Cumberland filed post-trial motions challenging this verdict, including the amounts awarded in the verdict. Based upon Virginia law, the Court reduced the punitive damage amount to a combined maximum of $1.05 million ($350,000 per plaintiff). Cumberland has filed a notice of appeal on the remaining verdict. Plaintiffs have separately filed a notice of appeal seeking to challenge the dismissal of the Company and UHS Delaware during trial, and the Court's order reducing the punitive damages award against Cumberland. These appeals were recently dismissed by the appellate court without prejudice as premature because the judgments in favor of the first three plaintiffs are neither final nor enforceable at this time.

There are approximately 40 additional plaintiffs making similar allegations with claims pending in the Cumberland Litigation. The Company and UHS Delaware remain defendants with respect to the remaining plaintiffs. We expect that the trials for the remaining plaintiffs, as well as any additional plaintiffs, will be scheduled at various times over the next several years. The next trial is tentatively planned to commence in August, 2026.

We can make no assurances regarding the ultimate financial exposure, timing, substance or outcome of the Cumberland matter (which related to occurrences in the 2020 policy year), or the amount of damages that may be ultimately held recoverable after post-judgment proceedings and appeals. As of December 31, 2025, without reduction for any potential amounts related to the Cumberland matter, the Company and its subsidiaries have aggregate insurance coverage of approximately $143 million remaining under commercial policies for matters applicable to the 2020 policy year (in excess of the applicable self-insured retention amounts of $10 million per single occurrence/$25 million for multi-plaintiff matters for professional liability claims and $3 million per occurrence for general liability claims). In the event the resolution of the Cumberland matter exhausts all or a significant portion of our/our subsidiaries' remaining commercial insurance coverage related to the 2020 policy year, or the Cumberland matter causes the posting of large bonds or other collateral during the appeal processes, our future results of operations and capital resources would be materially adversely impacted.

We have received lawsuits in various jurisdictions on behalf of numerous former patients spanning decades claiming to be the victims of sexual assaults while patients at our facilities. Many of these lawsuits have been brought in conjunction with various states extending their statute of limitations to allow alleged victims of sexual assaults or abuse to file claims many years after the alleged incidents occurred. We are uncertain as to potential liability in connection with these matters.

Below is a schedule showing the changes in our general and professional liability and workers' compensation reserves during the three years ended December 31, 2025 (amount in thousands):

	General and Professional Liability	Workers' Compensation	Total
Balance at January 1, 2023	$ 371,900	$ 124,516	$ 496,416
Plus: Accrued insurance expense, net of commercial premiums paid	127,445	56,017	183,462
Less: Payments made in settlement of self-insured claims	(67,860)	(50,229)	(118,089)
Balance at January 1, 2024	431,485	130,304	561,789
Plus: Accrued insurance expense, net of commercial premiums paid	184,110	70,284	254,394
Less: Payments made in settlement of self-insured claims	(128,707)	(63,478)	(192,185)
Balance at January 1, 2025	486,888	137,110	623,998
Plus: Accrued insurance expense, net of commercial premiums paid	155,462	81,309	236,771
Less: Payments made in settlement of self-insured claims	(193,395)	(66,080)	(259,475)
Balance at December 31, 2025	$ 448,955	$ 152,339	$ 601,294

Property Insurance

We have commercial property insurance policies for our properties, covering the period of June 1, 2025 to June 1, 2026, providing property and business interruption coverage for losses in excess of $15 million per occurrence or per location (as applicable based upon the event) up to a $1 billion annual policy limitation for certain catastrophic events or perils. These commercial policies provide for coverage of up to $250 million of annual aggregate coverage for losses resulting from windstorm damage at all facilities except those in Puerto Rico where $100 million of annual aggregate coverage is provided. Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses). Commercially insured earthquake coverage for our facilities is subject to various deductibles and limitations including: (i) $150 million limitation for our facilities located in California and Alaska; (ii) $100 million limitation for our facilities in New Madrid Seismic Zone, Pacific Northwest Seismic Zone, South Carolina, Utah and certain counties in Nevada; (iii) $40 million limitation for our facilities located in Puerto Rico, and; (iv) $250 million limitation for our facilities located in other states. Our commercially insured flood coverage has a limit of $100 million annually. There is also a $10 million sublimit for one of our facilities located in Houston, Texas, and a $1 million sublimit for our facilities located in Puerto Rico.

These commercial property policies are subject to a deductible of: (i) $5 million per location for damage resulting from earthquake, wind, hail and flood, and; (ii) $5 million per occurrence for all other events. For per location or per occurrence losses in excess of the applicable deductible, we are self-insured, through our wholly-owned captive insurance company, for up to $10 million of annual aggregate losses. Should the $10 million self-insured annual aggregate limitation be exhausted during the policy year, we have commercial reinsurance coverage for the next $30 million of annual aggregate losses in excess of the applicable deductible. In the event the $30 million of commercial reinsurance coverage is also exhausted, we are self-insured for all per location or per occurrence losses up to $25 million, including the $5 million deductible.

As of January 1, 2026, property insurance for our behavioral health facilities located in the U.K. are provided on an all-risk basis up to a £2.7 billion, with a coverage cap per location of £150 million for any one occurrence, that includes coverage for real and personal property as well as business interruption losses.

Commitment to Develop, Lease and Operate an Acute Care Hospital in Washington, D.C.

During 2020, we entered into various agreements with the District of Columbia (the "District") related to the development, leasing and operation of an acute care hospital and certain other facilities/structures on land owned by the District ("District Facilities"). Pursuant to the agreements, on behalf of the District, we served as manager for development and construction of the District Facilities, which were funded entirely by the District. The District Facilities had an aggregate cost of approximately $417 million, substantially all of which has been incurred as of December 31, 2025. Construction of the acute care hospital (Cedar Hill Regional Medical Center) was completed and the hospital opened on April 15, 2025.

We are leasing the District Facilities for a nominal rental amount for a period of 75 years and are obligated to operate the District Facilities during the lease term. We have certain lease termination rights in connection with the District Facilities beginning on the tenth anniversary of the lease commencement date for various and decreasing amounts as provided for in the agreements. Additionally, any time after the 10th anniversary of the lease term, we have a right to purchase the District Facilities for a price equal to the greater of fair market value of the District Facilities or the amount necessary to defease the bonds issued by the District to fund the construction of the District Facilities. The lease agreement also entitles the District to participation rent should certain specified earnings before interest, taxes, depreciation and amortization thresholds be achieved by the acute care hospital.

Additionally, we have committed to expend no less than $75 million (approximately $21 million of which has been incurred as of December 31, 2025), over a projected 12-year period, in healthcare infrastructure including expenditures related to the District Facilities as well as other healthcare related expenditures in certain specified areas of Washington, D.C. Pursuant to the agreements, the District is entitled to certain termination fees and other amounts as specified in the agreements in the event we, within certain specified periods of time, cease to operate the acute care hospital or there is a transfer of control of us or our subsidiary operating the hospital.

Other Contractual Commitments:

In addition to our long-term debt obligations as discussed in *Note 4 - Long-Term Debt* and our operating lease obligations as discussed in *Note 7 - Lease Commitments*, we have various other contractual commitments outstanding as of December 31, 2025 as follows: (i) other combined estimated future purchase obligations of $353 million related to a long-term contract with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities ($35 million), expected future costs to be paid to a third-party vendor in connection with the ongoing operation of an electronic health records application and purchase implementation of a revenue cycle and other applications for our acute care facilities ($159 million), healthcare infrastructure in Washington D.C. in connection with various agreements with the District of Columbia ($54 million), development, implementation and operation of an enterprise resource planning application ($70 million), administrative software applications ($24 million) and other software applications ($10 million); (ii) estimated construction commitment of $7 million representing our share of the remaining construction cost of two behavioral health care facilities which opened in 2025 that, subject to approval of certain regulatory conditions, we were required to build pursuant to joint-venture agreements with a third-party; (iii) combined estimated future payments of $154 million related to our non-contributory, defined benefit pension plan ($127 million consisting of estimated payments through 2080) and other retirement plan liabilities ($27 million), and; (iv) accrued and unpaid estimated claims expense incurred in connection with our commercial health insurers and self-insured employee benefit plans ($137 million).

Legal Proceedings

We operate in a highly regulated and litigious industry which subjects us to various claims and lawsuits in the ordinary course of business as well as regulatory proceedings and government investigations. These claims or suits include claims for damages for personal injuries, medical malpractice, commercial/contractual disputes, wrongful restriction of, or interference with, physicians' staff privileges, and employment related claims. In addition, health care companies are subject to investigations and/or actions by various state and federal governmental agencies or those bringing claims on their behalf. Government action has increased with respect to investigations and/or allegations against healthcare providers concerning possible violations of fraud and abuse and false claims statutes as well as compliance with clinical and operational regulations. Currently, and from time to time, we and some of our facilities are subjected to inquiries in the form of subpoenas, Civil Investigative Demands, audits and other document requests from various federal and state agencies. These inquiries can lead to notices and/or actions including repayment obligations from state and federal government agencies associated with potential non-compliance with laws and regulations. Further, the federal False Claims Act allows private individuals to bring lawsuits (qui tam actions) against healthcare providers that submit claims for payments to the government. Various states have also adopted similar statutes. When such a claim is filed, the government will investigate the matter and decide if they are going to intervene in the pending case. These qui tam lawsuits are placed under seal by the court to comply with the False Claims Act's requirements. If the government chooses not to intervene, the private individual(s) can proceed independently on behalf of the government. Health care providers that are found to violate the False Claims Act may be subject to substantial monetary fines/penalties as well as face potential exclusion from participating in government health care programs or be required to comply with Corporate Integrity Agreements as a condition of a settlement of a False Claims Act matter. In September 2014, the Criminal Division of the Department of Justice ("DOJ") announced that all qui tam cases will be shared with their Division to determine if a parallel criminal investigation should be opened. The DOJ has also announced an intention to pursue civil and criminal actions against individuals within a company as well as the corporate entity or entities. In addition, health care facilities are subject to monitoring by state and federal surveyors to ensure compliance with program Conditions of Participation. In the event a facility is found to be out of compliance with a Condition of Participation and unable to remedy the alleged deficiency(s), the facility faces termination from the Medicare and Medicaid programs or compliance with a System Improvement Agreement to remedy deficiencies and ensure compliance.

The laws and regulations governing the healthcare industry are complex covering, among other things, government healthcare participation requirements, licensure, certification and accreditation, privacy of patient information, reimbursement for patient services as well as fraud and abuse compliance. These laws and regulations are constantly evolving and expanding. Further, the original Patient Protection and Affordable Care Act, as amended by the Health and Education Reconciliation Act, has added additional obligations on healthcare providers to report and refund overpayments by government healthcare programs and authorizes the suspension of Medicare and Medicaid payments "pending an investigation of a credible allegation of fraud." We monitor our business and have developed an ethics and compliance program with respect to these complex laws, rules and regulations. Although we believe our policies, procedures and practices comply with government regulations, there is no assurance that we will not be faced with the sanctions referenced above which include fines, penalties and/or substantial damages, repayment obligations, payment suspensions, licensure revocation, and expulsion from government healthcare programs. Even if we were to ultimately prevail in any action brought against us or our facilities or in responding to any inquiry, such action or inquiry could have a material adverse effect on us.

Certain legal matters are described below:

K.E.E., et al., Plaintiffs v. Cumberland Hospital, LLC d/b/a Cumberland Hospital for Children and Adolescents, et al. (and related lawsuits)

Cumberland Hospital for Children and Adolescents ("Cumberland"), an indirect subsidiary of the Company, is a defendant in multi-plaintiff lawsuits filed in the Circuit Court for Richmond, Virginia (the "Cumberland Litigation"), relating to allegations of inappropriate sexual contact during medical examinations by Dr. Daniel Davidow, an independent contractor and the former medical director for Cumberland. The Company and UHS of Delaware, Inc., our administrative services subsidiary ("UHS Delaware"), were also named as co-defendants in the Cumberland Litigation. Plaintiffs have asserted claims of negligence, assault and battery (against Dr. Davidow), false imprisonment, violations of the Virginia Consumer Protection Act ("VCPA"), and vicarious liability for Dr. Davidow's conduct against Cumberland, the Company, and UHS Delaware. All defendants have denied liability.

The claims asserted by three of the plaintiffs in the Cumberland Litigation were consolidated for trial in September of 2024. The Company and UHS Delaware were dismissed from the action during trial. On September 27, 2024, a jury entered a verdict finding Dr. Davidow and Cumberland liable and awarded these three plaintiffs combined compensatory damages of $60 million for all liability theories, an additional combined $180 million in trebled damages for violation of the VCPA, and an additional combined $120 million in punitive damages. Cumberland filed post-trial motions challenging this verdict. Based upon Virginia law, the Court reduced the punitive damage amount to a combined maximum of $1.05 million ($350,000 per plaintiff). Cumberland has filed a notice of appeal on the remaining verdict. Plaintiffs have separately filed a notice of appeal seeking to challenge the dismissal of the Company and UHS Delaware during trial, and the Court's order reducing the punitive damages award against Cumberland. These appeals were recently dismissed by the appellate court without prejudice as premature because the judgments in favor of the first three plaintiffs are neither final nor enforceable at this time.

There are approximately 40 additional plaintiffs making similar allegations with claims pending in the Cumberland Litigation. The Company and UHS Delaware remain defendants with respect to the remaining plaintiffs. We expect that the trials for the remaining plaintiffs, as well as any additional plaintiffs, will be scheduled at various times over the next several years. The next trial is tentatively planned to commence in August, 2026.

In the event the resolution of the Cumberland matter exhausts all or a significant portion of our/our subsidiaries' remaining commercial insurance coverage related to the 2020 policy year, or the Cumberland matter causes the posting of large bonds or other collateral during the appeal processes, our future results of operations and capital resources would be materially adversely impacted.

St. Mary's Medical Group, Inc. et. al. v. Pinnacle Medical Group, Northern Nevada, et. al.

UHS of Delaware, Inc., the wholly-owned administrative services subsidiary of the Company is a defendant in a lawsuit filed in Washoe County, Nevada, along with Pinnacle Management Group NV, LLC ("Pinnacle Medical Group", in which a subsidiary of the Company holds a 50% interest) and several individuals. The Company was previously dismissed from the lawsuit. The lawsuit contains allegations of intentional interference with contractual relationships and prospective economic advantage resulting from the departure of several physicians and advance practice providers from St. Mary's Medical Group in Reno, Nevada, who joined Pinnacle Medical Group in 2021.

A trial of this matter was concluded on September 26, 2025, with a verdict rendered against UHS of Delaware, Inc. and the other defendants for approximately $4.7 million in compensatory damages. The jury also awarded punitive damages against UHS of Delaware, Inc. of $500 million and lesser amounts against some of the other defendants. Based upon Nevada statutory law, we expect the punitive damages to be reduced to a maximum of approximately $14 million. We also believe that recent Nevada Supreme Court precedent could further reduce the amount of punitive damages.

UHS of Delaware, Inc. and the other defendants are evaluating all legal options and intend to challenge this verdict in post-judgment trial court proceedings and on appeal. Although we are uncertain as to the ultimate financial exposure related to this matter and we can make no assurance regarding its outcome, or the amount of damages that may be recoverable after post-judgment proceedings and appeals, during the third quarter of 2025, we recorded an $18 million legal reserve in connection with this matter. If we are unsuccessful in reversing the verdict, or significantly reducing the level of damages, or we are required to post a substantial bond pending appeal, this matter could have a material adverse effect on the financial condition of the Company.

Other Matters

Various other suits, claims and investigations, including government subpoenas, arising against, or issued to, us are pending and additional such matters may arise in the future. Management will consider additional disclosure from time to time to the extent it believes such matters may be or become material. The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters described above or that are otherwise pending because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the matter is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties, or; (vii) there is a wide range of potential outcomes. It is possible that the outcome of these matters could have a material adverse impact on our future results of operations, financial position, cash flows and, potentially, our reputation.

9) RELATIONSHIP WITH UNIVERSAL HEALTH REALTY INCOME TRUST AND OTHER RELATED PARTY TRANSACTIONS

Relationship with Universal Health Realty Income Trust:

At December 31, 2025, we held approximately 5.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, which is scheduled to expire on December 31st of each year, pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. The advisory agreement was renewed by the Trust for 2026 at the same rate in place for 2025, 2024 and 2023, providing for an advisory computation at 0.70% of the Trust's average invested real estate assets. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $5.6 million during 2025, $5.5 million during 2024 and $5.3 million during 2023.

In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting.

Our pre-tax share of income from the Trust was $1.0 million during 2025, $1.1 million during 2024 and $0.9 million during 2023, which are included in other income (expense), net, on the accompanying consolidated statements of income for each year. We received dividends from the Trust amounting to $2.3 million during each of 2025, 2024 and 2023. The carrying value of our investment in the Trust was $4.4 million and $5.8 million at December 31, 2025 and 2024, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $30.9 million at December 31, 2025 and $29.3 million at December 31, 2024, based on the closing price of the Trust's stock on the respective dates.

The Trust commenced operations in 1986 by purchasing certain hospital properties from us and immediately leasing the properties back to our respective subsidiaries. The base rents are paid monthly and the bonus rents, which effective as of January 1, 2022 are applicable only to McAllen Medical Center, are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with those subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

On December 31, 2021, we entered into an asset purchase and sale agreement with the Trust, which was amended during the first quarter of 2022, pursuant to the terms of which: (i) a wholly-owned subsidiary of ours purchased from the Trust the real estate assets of the Inland Valley Campus of Southwest Healthcare System located in Wildomar, California, at its fair market value; (ii) two wholly-owned subsidiaries of ours transferred to the Trust, at their respective fair-market values, the real estate assets of Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes a 211-bed acute care hospital and a 62-bed behavioral health facility), and Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas, and; (iii) we received approximately $4.1 million in cash from the Trust.

As a result of the purchase options within the lease agreements for Aiken and Canyon Creek, the asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP. We have accounted for the asset exchange and substitution transaction with the Trust as a financing arrangement and, since we did not derecognize the real property related to Aiken and Canyon Creek, we will continue to depreciate the assets. Our consolidated balance sheets as of December 31, 2025 and December 31, 2024 reflects a financial liability of $70.0 million and $73.8 million, respectively, which is included in debt, for the fair value of real estate assets that we exchanged as part of the transaction. Our monthly lease payments payable to the Trust will be recorded to interest expense and as a reduction to the outstanding financial liability. The amount allocated to interest expense is determined using our incremental borrowing rate and is based on the outstanding financial liability.

The aggregate rent payable to the Trust in connection with the leases on McAllen Medical Center, Wellington Regional Medical Center, Aiken Regional Medical Center and Canyon Creek Behavioral Health was approximately $21.7 million during 2025 and $21.2 million during 2024.

Pursuant to the Master Leases by certain subsidiaries of ours and the Trust as described in the table below, dated 1986 and 2021 ("the Master Leases") which govern the leases of McAllen Medical Center and Wellington Regional Medical Center (each of which is governed by the Master Lease dated 1986), and Aiken Regional Medical Center and Canyon Creek Behavioral Health (each of which is governed by the Master Lease dated 2021), we have the option to renew the leases at the lease terms described above and below by providing notice to the Trust at least 90 days prior to the termination of the then current term. We also have the right to purchase the respective leased hospitals at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the lease in the event that we provide notice to the Trust of our intent to offer a substitution property/properties in exchange for one (or more) of the hospital properties leased from the Trust should we be unable to reach an agreement with the Trust on the properties to be substituted. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for a specified period after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for a specified period after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, we are the managing, majority member in a joint venture with an unrelated third-party that operates Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. The real property of this facility, which was completed and opened in late 2020, is also leased from the Trust (annual rental of approximately $2.9 million, $2.8 million and $2.7 million during 2025, 2024 and 2023, respectively) pursuant to the lease terms as provided in the table below. In connection with the lease on this facility, the joint venture has the right to purchase the leased facility from the Trust at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below provides certain details for each of the hospitals leased from the Trust as of January 1, 2026:

Hospital Name	Annual Minimum Rent	End of Lease Term	Renewal Term (years)	
McAllen Medical Center	$ 5,485,000	December, 2026	5	(a)
Wellington Regional Medical Center	$ 6,975,000	December, 2026	5	(b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$ 4,257,000	December, 2033	35	(c)
Canyon Creek Behavioral Health	$ 1,925,000	December, 2033	35	(c)
Clive Behavioral Health	$ 2,930,000	December, 2040	50	(d)

(a) We have one 5-year renewal option at existing lease rates (through 2031).
(b) We have one 5-year renewal option at fair market value lease rates (through 2031). On each January 1st through 2026, the annual rent will increase by 2.50% on a cumulative and compounded basis.
(c) We have seven 5-year renewal options at fair market value lease rates (2034 through 2068). On each January 1st through 2033, the annual rent will increase by 2.25% on a cumulative and compounded basis.
(d) This facility is operated by a joint venture in which we are the managing, majority member and an unrelated third-party holds a minority ownership interest. The joint venture has three, 10-year renewal options at computed lease rates as stipulated in the

lease (2041 through 2070) and two additional, 10-year renewal options at fair market value lease rates (2071 through 2090). In each January through 2040 (and potentially through 2070 if three, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In addition, certain of our subsidiaries are tenants in several medical office buildings ("MOBs") and two free-standing emergency departments ("FED") owned by the Trust or by limited liability companies in which the Trust holds 95% to 100% of the ownership interest. The current lease terms on these two FEDs, which are located in Weslaco and Mission, Texas, are scheduled to end on January 31, 2030. Pursuant to terms of the leases, the lease rates are scheduled to increase 2% per year through the end of the lease terms. Our subsidiaries have four, 5-year renewal options remaining on each of these FEDs, with the first three renewal options (covering the years 2030 through 2044) providing for 2% annual increases to the lease rates, and the remaining two, 5-year renewal options (covering the years 2045 through 2054) providing for lease rates at the then fair market value. These leases are cross-defaulted with one another and our subsidiaries have the option to purchase the leased properties upon the expiration of each five-year extended term at the fair market value at that time.

In October, 2025, a ground lease and a master flex lease were executed between a wholly-owned subsidiary of ours and the Trust. On this land, the Trust intends to develop, construct and own the Palm Beach Garden Medical Plaza I, an MOB located in Palm Beach Gardens, Florida. This multi-tenant MOB, consisting of 80,000 rentable square feet, is scheduled to be completed during the fourth quarter of 2026. The MOB will be located on the campus of the Alan B. Miller Medical Center, a newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, which is scheduled to be completed and opened during the second quarter of 2026. The 10-year master flex lease agreement, which is subject to reduction based on the execution of third-party leases with the Trust, was executed for approximately 75% of the rentable square feet of the MOB. The Trust has engaged a wholly-owned subsidiary of UHS to act as project manager, and construction of the MOB commenced in February, 2026.

During the third quarter of 2023, the Trust acquired the McAllen Doctor's Center, a 79,500 rentable square feet medical office building located in McAllen, Texas. A master lease was executed between a wholly-owned subsidiary of ours and the Trust, pursuant to the terms of which our subsidiary will master lease 100% of the rentable square feet of the MOB at an initial minimum rent of $624,000 annually. The master lease commenced during August, 2023 and is scheduled to expire in twelve years from that date.

During the first quarter of 2023, the Trust substantially completed construction on a new 86,000 rentable square foot multi-tenant MOB that is located on the campus of Northern Nevada Sierra Medical Center in Reno, Nevada. Northern Nevada Sierra Medical Center, a 170-bed newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, was completed and opened in April, 2022. In connection with this MOB, a ten-year master flex lease was executed between a wholly-owned subsidiary of ours and the Trust (scheduled to expire in March, 2033), pursuant to the terms of which our subsidiary initially agreed to master lease up to approximately 68% of the rentable square feet of the MOB. The master flex lease has been reduced since inception as certain conditions have been met. A ground lease for this facility commenced during 2023 and is scheduled to expire in 2098.

Other Related Party Transactions:

In December, 2010, our Board of Directors approved the Company's entering into supplemental life insurance plans and agreements on the lives of Alan B. Miller (our Executive Chairman of the Board) and his wife. As a result of these agreements, as amended in October, 2016, based on actuarial tables and other assumptions, during the life expectancies of the insureds, we would pay approximately $28 million in premiums, and certain trusts owned by our Executive Chairman of the Board, would pay approximately $9 million in premiums. Based on the projected premiums mentioned above, and assuming the policies remain in effect until the death of the insureds, we will be entitled to receive death benefit proceeds of no less than approximately $37 million representing the $28 million of aggregate premiums paid by us as well as the $9 million of aggregate premiums paid by the trusts. In connection with these policies, we paid approximately $1.0 million, net, in premium payments during 2025, 2024 and 2023.

Marc D. Miller, our President and Chief Executive Officer and member of our Board of Directors, was a member of the Board of Directors of Premier, Inc. ("Premier") from 2015 until Premier was sold in November, 2025, as discussed below. In conjunction with our GPO agreement with Premier, we had previously received shares of restricted stock of Premier which vested ratably over a seven-year period (2014 through 2020). During 2020, we entered into an agreement with Premier pursuant to the terms of which, among other things, our ownership interest in Premier was converted into shares of Class A Common Stock of Premier. We elected to retain a portion of the previously vested shares of Premier, the carrying value of which was adjusted for changes in the market value of Premier, which were included in other assets on our consolidated balance sheets (amounting to $47 million and $50 million as of December 31, 2024 and 2023, respectively). In September, 2025, Premier entered into an agreement and plan of merger providing for the acquisition of Premier by Patient Square Capital. In November, 2025 we received approximately $63 million for our remaining shares of Premier. Included in Other (income) expense, net, in our consolidated statements of income, were gains/(losses) recorded to adjust for changes in the market value of our shares of Premier amounting to $16 million during 2025, ($3 million) during 2024, and ($28 million) during 2023. Additionally, we received cash dividends from Premier amounting to $1.4 million during 2025 and $1.9 million during each of 2024 and 2023, which are included in "Other (income) expense, net" in our consolidated statements of income.

In July, 2023 we invested in the non-marketable securities of a healthcare generative artificial intelligence company, in which we hold a small minority ownership percentage. In December 2025 we recorded a $93 million unrealized gain on the increase in market value of this company. This unrealized gain is included in "Other (income) expense, net" in our consolidated statements of income for the year ended December 31, 2025. As of December 31, 2025 the current market value of these non-marketable securities was $115 million and is included in other assets on our consolidated balance sheets.

A member of our Board of Directors and member of the Executive Committee and Finance Committee is Of Counsel for Norton Rose Fulbright US LLP, a law firm engaged by us for a variety of legal services. The Board member and his law firm also provide personal legal services to our Executive Chairman and he acts as trustee of certain trusts for the benefit of our Executive Chairman and his family.

10) REVENUE RECOGNITION

We recognize revenue when services/goods have been provided to patients/customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Our estimate for amounts not expected to be collected based on historical experience will continue to be recognized as a reduction to net revenue. However, subsequent changes in estimate of collectability due to a change in the financial status of a payer, for example a bankruptcy, will be recognized as bad debt expense in operating charges.

The performance obligation is separately identifiable from other promises in the customer contract. As the performance obligations are met (i.e.: room, board, ancillary services, level of care), revenue is recognized based upon allocated transaction price. The transaction price is allocated to separate performance obligations based upon the relative standalone selling price. In instances where we determine there are multiple performance obligations across multiple months, the transaction price will be allocated by applying an estimated implicit and explicit rate to gross charges based on the separate performance obligations.

In assessing collectability, we have elected the portfolio approach. This portfolio approach is being used as we have large volume of similar contracts with similar classes of customers. We reasonably expect that the effect of applying a portfolio approach to a group of contracts would not differ materially from considering each contract separately. Management's judgment to group the contracts by portfolio is based on the payment behavior expected in each portfolio category. As a result, aggregating all of the contracts (which are at the patient level) by the particular payer or group of payers, will result in the recognition of the same amount of revenue as applying the analysis at the individual patient level.

We group our revenues into categories based on payment behaviors. Each component has its own reimbursement structure which allows us to disaggregate the revenue into categories that share the nature and timing of payments. The other patient revenue consists primarily of self-pay, government-funded non-Medicaid, and other.

The following table disaggregates our revenue by major source for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | For the year ended December 31, 2025 | | | | | | | |
	Acute Care		Behavioral Health		Other	Total		
Medicare	$ 1,538,151	15%	$ 318,253	4%		$ 1,856,404	11%
Managed Medicare	1,658,864	17%	421,414	6%		2,080,278	12%
Medicaid	1,337,579	13%	1,349,388	18%		2,686,967	15%
Managed Medicaid	685,083	7%	1,797,518	24%		2,482,601	14%
Managed Care (HMO and PPOs)	3,257,367	33%	1,644,729	22%		4,902,096	28%
UK Revenue	0	0%	1,001,356	13%		1,001,356	6%
Other patient revenue and adjustments, net	584,535	6%	655,743	9%		1,240,278	7%
Other non-patient revenue	864,328	9%	237,099	3%	13,422	1,114,849	6%
Total Net Revenue	$ 9,925,907	100%	$ 7,425,500	100%	$ 13,422	$ 17,364,829	100%

| | For the year ended December 31, 2024 | | | | | | | |
	Acute Care		Behavioral Health		Other	Total		
Medicare	$ 1,363,090	15%	$ 306,035	4%		$ 1,669,125	11%
Managed Medicare	1,480,707	17%	403,198	6%		1,883,905	12%
Medicaid	1,113,070	12%	1,138,960	17%		2,252,030	14%
Managed Medicaid	626,352	7%	1,677,586	24%		2,303,938	15%
Managed Care (HMO and PPOs)	2,865,515	32%	1,630,887	24%		4,496,402	28%
UK Revenue	0	0%	880,148	13%		880,148	6%
Other patient revenue and adjustments, net	499,420	6%	613,388	9%		1,112,808	7%
Other non-patient revenue	996,134	11%	222,888	3%	10,557	1,229,579	8%
Total Net Revenue	$ 8,944,288	100%	$ 6,873,090	100%	$ 10,557	$ 15,827,935	100%

| | For the year ended December 31, 2023 | | | | | | | |
	Acute Care		Behavioral Health		Other	Total		
Medicare	$ 1,297,084	16%	$ 310,321	5%		$ 1,607,405	11%
Managed Medicare	1,368,284	17%	345,771	6%		1,714,055	12%
Medicaid	638,986	8%	893,918	14%		1,532,904	11%
Managed Medicaid	716,380	9%	1,574,281	25%		2,290,661	16%
Managed Care (HMO and PPOs)	2,658,890	33%	1,552,304	25%		4,211,194	29%
UK Revenue	0	0%	761,124	12%		761,124	5%
Other patient revenue and adjustments, net	452,781	6%	528,422	9%		981,203	7%
Other non-patient revenue	948,997	12%	224,780	4%	9,653	1,183,430	8%
Total Net Revenue	$ 8,081,402	100%	$ 6,190,921	100%	$ 9,653	$ 14,281,976	100%

11) PENSION PLAN

We maintain contributory and non-contributory retirement plans for eligible employees. Our contributions to the contributory plan amounted to $87.9 million, $82.1 million and $73.9 million in 2025, 2024 and 2023, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of our subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. Our funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

For defined benefit pension plans, the benefit obligation is the "projected benefit obligation", the actuarial present value, as of December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future compensation levels. The following table shows the reconciliation of the defined benefit pension plan as of December 31, 2025 and 2024:

	2025	2024
	(000s)	
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 93,415	$ 98,415
Actual return (loss) on plan assets	8,418	1,865
Benefits paid	(6,385)	(6,289)
Administrative expenses	(487)	(576)
Fair value of plan assets at end of year	$ 94,961	$ 93,415
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 78,422	$ 85,625
Service cost	603	616
Interest cost	4,025	3,874
Benefits paid	(6,385)	(6,289)
Actuarial (gain) loss	862	(5,404)
Benefit obligation at end of year	$ 77,527	$ 78,422
Amounts recognized in the Consolidated Balance Sheet:		
Other noncurrent assets	$ 17,434	$ 14,993
Total amounts recognized at end of year	$ 17,434	$ 14,993

	2025	2024	2023
	(000s)		
Components of net periodic cost (benefit)			
Service cost	$ 603	$ 616	$ 803
Interest cost	4,025	3,874	4,118
Expected return on plan assets	(4,054)	(4,277)	(4,195)
Net periodic cost	$ 574	$ 213	$ 726

	2025	2024
Measurement Dates		
Benefit obligations	12/31/2025	12/31/2024
Fair value of plan assets	12/31/2025	12/31/2024

	2025	2024
Weighted average assumptions as of December 31		
Discount rate	5.10%	5.36%
Rate of compensation increase	4.00%	4.00%

	2025	2024	2023
Weighted-average assumptions for net periodic benefit cost calculations			
Discount rate	5.36%	4.71%	4.91%
Expected long-term rate of return on plan assets	4.50%	4.50%	4.50%
Rate of compensation increase	4.00%	4.00%	4.00%

The "accumulated benefit obligation" for our pension plan represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our plan was $77.5 million and $78.4 million as of December 31, 2025 and 2024, respectively. The fair value of plan assets exceeded the accumulated benefit obligation by $17.4 million and $15.0 million as of December 31, 2025 and 2024, respectively.

We estimate that there will be no net loss or prior service cost amortized from accumulated other comprehensive income during 2026.

The market values of our pension plan assets at December 31, 2025 and 2024, reported using net asset value as a practical expedient, by asset category are as follows (in thousands):

	2025	2024
Equities:		
U.S. Large Cap	$ 5,132	$ 5,131
U.S. Mid Cap	1,388	1,351
U.S. Small Cap	1,382	1,259
International Developed	3,765	3,746
Emerging Markets	2,371	2,291
Fixed income:		
Core Fixed Income	29,218	28,175
Long Duration Fixed Income	50,951	50,674
Cash/Currency:		
Cash Equivalents	754	788
Total market value	$ 94,961	$ 93,415

To develop the expected long-term rate of return on plan assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The following table shows expected benefit payments for the years 2026 through 2035 for our defined pension plan. There will be benefit payments under this plan beyond 2035.

Estimated Future Benefit Payments (000s)

2026	$ 6,644
2027	6,630
2028	6,575
2029	6,496
2030	6,404
2031-2035	29,996
Total	$ 62,745

	2025	2024
Plan Assets		
Asset Category		
Equity securities	15%	15%
Fixed income securities	84%	84%
Other	1%	1%
Total	100%	100%

Investment Policy, Guidelines and Objectives have been established for the defined benefit pension plan. The investment policy is in keeping with the fiduciary requirements under existing federal laws and managed in accordance with the Prudent Investor Rule. Total portfolio risk is regularly evaluated and compared to that of the plan's policy target allocation and judged on a relative basis over a market cycle. The following asset allocation policy and ranges have been established in accordance with the overall risk and return objectives of the portfolio:

	As of 12/31/2025	Permitted Range
Total Equity	15%	10-30%
Total Fixed Income	84%	70-90%
Other	1%	0-10%

In accordance with the investment policy, the portfolio will invest in high quality, large and small capitalization companies traded on national exchanges, and investment grade securities. The investment managers will not write or buy options for speculative purposes; securities may not be margined or sold short. The manager may employ futures or options for the purpose of hedging exposure, and will not purchase unregistered sectors, private placements, partnerships or commodities.

12) SEGMENT REPORTING

We operate in two reportable segments: Acute Care Hospital Services and Behavioral Health Care Services. Our chief operating decision making ("CODM") group is comprised of our President and Chief Executive Officer and each of our respective division Presidents for our Acute Care Hospital Services and Behavioral Health Care Services. The operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services or operates in different healthcare environments. The primary profitability measurement utilized by the President and Chief Executive Officer as well as the Presidents of each operating segment is segment income before income taxes. Segment income before income taxes is utilized by the CODM group during the annual budgeting process and during their reviews of our monthly operating results to monitor each segment's operating results as compared to prior periods, and the respective operating budgets.

The expenses included in our non-segment operating expenses below include centralized services including, but not limited to, information technology, purchasing, reimbursement, accounting and finance, taxation, legal, advertising and design and construction. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies included in *Note 1-Business and Summary of Significant Accounting Policies*. We do not present asset information for our segments as this information is not used to allocate resources.

Note: prior year amounts related to certain facilities previously included in our Behavioral Health Care Services' results have been reclassified into our Acute Care Hospital Services' results as of May 1, 2024 to conform with current year presentation.

2025	Acute Care Hospital Services	Behavioral Health Care Services (c)	Total
	(amounts in thousands)		
Net revenue from reportable segments	$ 9,925,907	$ 7,425,500	$ 17,351,407
Reconciliation of Net Revenue			
Non-segment revenue			13,422
Total Net Revenue			$ 17,364,829
Salaries, wages and benefits	$ 3,797,810	$ 3,893,474	
Other segment item operating expenses (a)	4,707,603	1,848,084	
Depreciation and amortization expense	388,804	220,464	
Interest (income) expense, net	6,285	4,110	
Other (income) expense, net	(21,533)	(1,135)	
Reportable segment income before income taxes	$ 1,046,938	$ 1,460,503	$ 2,507,441
Reconciliation of non-segment revenue/expenses to consolidated income before income taxes			
Non-segment revenue			13,422
Non-segment operating expenses (b)			514,575
Non-segment interest expense, net			145,673
Non-segment other (income) expense, net			(111,526)
Income before income taxes			$ 1,972,141

2024		Acute Care Hospital Services		Behavioral Health Care Services (c)		Total	
		(amounts in thousands)					
Net revenue from reportable segments	$	8,944,288	$	6,873,090	$	15,817,378	
Reconciliation of Net Revenue							
Non-segment revenue						10,557	
Total Net Revenue					$	15,827,935	
Salaries, wages and benefits	$	3,523,526	$	3,590,956			
Other segment item operating expenses (a)		4,206,890		1,720,364			
Depreciation and amortization expense		368,717		205,741			
Interest (income) expense, net		6,339		4,027			
Other (income) expense, net		(1,305)		(3,547)			
Reportable segment income before income taxes	$	840,121	$	1,355,549	$	2,195,670	
Reconciliation of non-segment revenue/expenses to consolidated income before income taxes							
Non-segment revenue						10,557	
Non-segment operating expenses (b)						529,927	
Non-segment interest expense, net						175,743	
Non-segment other (income) expense, net						2,621	
Income before income taxes					$	1,497,936	

2023		Acute Care Hospital Services		Behavioral Health Care Services (c)		Total	
		(amounts in thousands)					
Net revenue from reportable segments	$	8,081,402	$	6,190,921	$	14,272,323	
Reconciliation of Net Revenue							
Non-segment revenue						9,653	
Total Net Revenue					$	14,281,976	
Salaries, wages and benefits	$	3,406,060	$	3,353,008			
Other segment item operating expenses (a)		3,762,066		1,564,649			
Depreciation and amortization expense		367,644		189,297			
Interest (income) expense, net		(2,501)		4,558			
Other (income) expense, net		7,788		(4,271)			
Reportable segment income before income taxes	$	540,345	$	1,083,680	$	1,624,025	
Reconciliation of non-segment revenue/expenses to consolidated income before income taxes							
Non-segment revenue						9,653	
Non-segment operating expenses (b)						463,871	
Non-segment interest expense, net						204,617	
Non-segment other (income) expense, net						24,764	
Income before income taxes					$	940,426	

(a)   Other segment operating expenses for each period includes other operating expenses, supplies expense and lease and rental expense.

(b)   Non-segment operating expenses for each period includes salaries, wages and benefits, other operating expenses, supplies expense and lease and rental expense.

(c)   Includes net revenues generated from our behavioral health care facilities located in the U.K. amounting to approximately $1.001 billion in 2025, $880 million in 2024 and $761 million in 2023.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(amounts in thousands)

Valuation Allowance for Deferred Tax Assets:	Balance at beginning of period		Charges to costs and expenses		Balance at end of period	
Year ended December 31, 2025	$	82,690	$	4,191	$	86,881
Year ended December 31, 2024	$	72,667	$	10,023	$	82,690
Year ended December 31, 2023	$	63,325	$	9,342	$	72,667

CORPORATE INFORMATION

EXECUTIVE OFFICES

Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406
(610) 768-3300

ANNUAL MEETING

May 20, 2026, 10:00 a.m. EDT

COMPANY COUNSEL

Norton Rose Fulbright
New York, New York

AUDITORS

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

First Class, Certified or Registered Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

Overnight Mail:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021
1-800-851-9677

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/
investor/Contact

TDD: Hearing Impaired # 1-800-231-5469

Please contact Computershare for prompt assistance on address changes, lost certificates, consolidation of duplicate accounts or related matters.

INTERNET ADDRESS

The Company can be accessed online at uhs.com.

LISTING

Class B Common Stock: New York Stock Exchange under the symbol UHS

PUBLICATIONS

For copies of the Company's Annual Report, Form 10-K, Form 10-Q, quarterly earnings releases and proxy statements, please call 1-800-874-5819, or write

Investor Relations
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries from members of the financial community seeking information on the Company. These should be directed to Investor Relations at uhsinc.gcs-web.com/contact-ir.

DISCLOSURE UNDER 303A.12(a)

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2025. Additionally, contained in Exhibits 31.1 and 31.2 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2026, are our CEO's and CFO's Certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

FACILITY LOCATIONS

UNITED STATES

Alabama | Alaska | Arizona

Arkansas | California

Colorado | Connecticut

Delaware | District of Columbia

Florida | Georgia | Idaho

Illinois | Indiana | Iowa

Kentucky | Louisiana

Massachusetts | Michigan

Minnesota | Mississippi

Missouri | Nebraska | Nevada

New Jersey | New Mexico

North Carolina | North Dakota

Ohio | Oklahoma | Oregon

Pennsylvania | South Carolina

Tennessee | Texas

Utah | Virginia | Washington

West Virginia | Wisconsin

Wyoming

PUERTO RICO

UNITED KINGDOM

England

Berkshire | Bristol | Cheshire

County Durham | Derbyshire

Dorset | Essex

Gloucestershire | Hampshire

Hertfordshire | Kent

Lancashire | Leicestershire

Lincolnshire | London

Greater Manchester | North Yorkshire

Northumberland | Nottinghamshire

Somerset | South Yorkshire

Staffordshire | Suffolk | Surrey

Teesside | West Midlands | West Yorkshire

Scotland

Angus | Dumfries and Galloway

Stirling

Wales

Carmarthenshire | Denbighshire

Flintshire | Gwent



UNIVERSAL HEALTH SERVICES, INC.

Corporate Center
367 South Gulph Road
King of Prussia, PA 19406
uhs.com

Cygnet
Third Floor - 4 Millbank
SW1P 3JA London
United Kingdom
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